As submitted confidentially to the Securities and Exchange Commission on May 20, 2026.
This draft registration statement has not been publicly filed with the Securities and Exchange Commission, and all information herein remains strictly confidential.
Registration No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 1
TO
FORM S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

BIF III US Aggregator (Delaware) LLC
to be converted as described herein to a corporation named
Csquare, Inc.
(Exact name of registrant as Specified in its Charter)

Delaware (State or other jurisdiction of incorporation or organization)	7370 (Primary Standard Industrial Classification Code Number)	83-0679216 (I.R.S. Employer Identification Number)
3100 Olympus Blvd., Suite 510
Coppell, TX 75019
(855) 699-8372
(Address, including Zip Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)
Spencer Mullee
Chief Executive Officer
3100 Olympus Blvd., Suite 510
Coppell, TX 75019
(855) 699-8372
(Name, Address, including Zip Code, and Telephone Number, including Area Code, of Agent for Service)

Copies to:
Brian M. Janson, Esq. Christopher J. Cummings, Esq. Christopher Van Buren, Esq. Paul, Weiss, Rifkind, Wharton & Garrison LLP 1285 Avenue of the Americas New York, NY 10019-6064 (212) 373-3000	Catherine Smith, Esq. Chief Legal Officer 3100 Olympus Blvd., Suite 510 Coppell, TX 75019 (855) 699-8372	Lewis W. Kneib, Esq. Brent T. Epstein, Esq. Devon L. MacLaughlin, Esq. Latham & Watkins LLP 1271 Avenue of the Americas New York, NY 10020 (212) 906-1200

Approximate date of commencement of proposed sale of the securities to the public: As soon as practicable after the effective date of this registration statement.
If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box. ☐
If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.
Large accelerated filer ☐	Accelerated filer ☐
Non-accelerated filer ☒	Smaller reporting company ☐
Emerging growth company ☐
If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐
The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

Confidential Treatment Requested by the Registrant
Pursuant to 17 C.F.R. Section 200.83
EXPLANATORY NOTE
BIF III US Aggregator (Delaware) LLC (the “Company”), the registrant whose name appears on the cover of this registration statement, is a Delaware limited liability company. Prior to the closing of this offering, the Company will convert into a Delaware corporation pursuant to a statutory conversion and change its name to Csquare, Inc. as described in the section captioned “Corporate Conversion” (the “Corporate Conversion”). As a result of the Corporate Conversion, the common equityholders of the Company will become holders of shares of common stock of Csquare, Inc. Except as disclosed in the prospectus included in this registration statement, the consolidated financial statements and selected historical consolidated financial data and other financial information included in this registration statement are those of the Company and its subsidiaries and do not give effect to the Corporate Conversion. Shares of common stock of Csquare, Inc. are being offered by the prospectus included in this registration statement.

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and we are not soliciting offers to buy these securities in any jurisdiction where the offer or sale is not permitted.
Confidential Treatment Requested by the Registrant
Pursuant to 17 C.F.R. Section 200.83
PRELIMINARY PROSPECTUS
Subject to completion, dated May 20, 2026
         Shares
Csquare, Inc.
Common Stock
This is the initial public offering of shares of common stock of Csquare, Inc., a Delaware corporation. We are offering       shares of common stock. Prior to this offering, there has been no public market for our common stock. We expect the initial public offering price to be between $      and $      per share. We intend to apply to list our common stock on the New York Stock Exchange (the “NYSE”) under the symbol “CSQR”.
Following the completion of this offering, certain entities managed or controlled by Brookfield Corporation or its affiliates (collectively, “Brookfield”) will beneficially own approximately    % of the voting power of our outstanding common stock. As a result, Brookfield will have the ability to determine all matters requiring approval by our stockholders and we expect to be a “controlled company” within the meaning of the corporate governance standards of the NYSE and therefore will be exempt from certain corporate governance requirements of such rules. See “Risk Factors—Risks Related to this Offering and Ownership of Our Common Stock,” “Management—Controlled Company” and “Principal Stockholders.”
Investing in our common stock involves risks that are described in the “Risk Factors” section beginning on page 19 of this prospectus.
	Per Share	Total
Initial public offering price	$	$
Underwriting discounts and commissions(1)	$	$
Proceeds, before expenses, to us	$	$

(1)
See “Underwriting (Conflicts of Interest)” for additional information regarding the underwriting compensation.

At our request, the underwriters have reserved      % of the shares of common stock to be issued by us and offered by this prospectus for sale, at the initial public offering price, to certain individuals identified by our executive team and certain other individuals affiliated with us. The number of shares of common stock available for sale to the general public will be reduced to the extent these individuals purchase such reserved shares. Any reserved shares that are not so purchased will be offered by the underwriters to the general public on the same basis as the other shares offered by this prospectus. See “Underwriting (Conflicts of Interest)—Directed Share Program” for additional information.
We have granted the underwriters an option to purchase up to                 additional shares of common stock, solely to cover over-allotments, if any, from us at the initial public offering price, less underwriting discounts and commissions, within 30 days from the date of this prospectus.
Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.
The underwriters expect to deliver the shares of common stock to purchasers on or about                  , 2026.
Morgan Stanley	TD Securities
Prospectus dated           , 2026

Confidential Treatment Requested by the Registrant
Pursuant to 17 C.F.R. Section 200.83

Confidential Treatment Requested by the Registrant
Pursuant to 17 C.F.R. Section 200.83

Confidential Treatment Requested by the Registrant
Pursuant to 17 C.F.R. Section 200.83

We have not, and the underwriters have not, authorized any other person to provide you with any information or to make any representations other than those contained in this prospectus or in any free writing prospectuses we have prepared. We and the underwriters take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may provide you. We are offering to sell, and seeking offers to buy, shares of our common stock only in jurisdictions where offers and sales are permitted. You should assume that the information appearing in this prospectus and any free writing prospectus prepared by us is accurate only as of their respective dates or on the date or dates which are specified in these documents. Our business, financial condition, results of operations and prospects may have changed since those dates.
For investors outside the United States: neither we nor the underwriters have done anything that would permit this offering or possession or distribution of this prospectus or any free writing prospectus we may provide to you in connection with this offering in any jurisdiction where action for that purpose is required, other than in the United States. You are required to inform yourselves about and to observe any restrictions relating to this offering and the distribution of this prospectus and any such free writing prospectus outside of the United States.
Through and including                 , 2026 (the 25th day after the date of this prospectus), all dealers effecting transactions in the common stock, whether or not participating in this offering, may be required to deliver a prospectus. This delivery requirement is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

Confidential Treatment Requested by the Registrant
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TRADEMARKS, TRADE NAMES AND SERVICE MARKS
We own or have rights to trademarks, service marks and trade names that we use in connection with the operation of our business, including Csquare. Other trademarks, service marks and trade names appearing in this prospectus are the property of their respective owners. Solely for convenience, trademarks and trade names referred to in this prospectus may appear without the ® or TM symbols, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights or the rights of the applicable licensor to these trademarks and trade names. We do not intend our use or display of other companies’ trade names, trademarks or service marks to imply a relationship with, or endorsement or sponsorship of us by, any other companies.
INDUSTRY AND MARKET DATA
We include in this prospectus statements regarding our industry, our competitors and factors that have impacted our and our customers’ industries. Such statements are statements of belief and are based on industry data and forecasts that we have obtained from industry publications and surveys, including those published by CBRE Group, Inc., as well as internal company sources. Industry publications, surveys and forecasts generally state that the information contained therein has been obtained from sources believed to be reliable, but there can be no assurance as to the accuracy or completeness of such information. In addition, while we believe that the industry information included herein is generally reliable, such information is inherently imprecise. Certain statements regarding our competitors are based on publicly available information, including filings with the Securities and Exchange Commission by such competitors, published industry sources and management estimates. While we are not aware of any misstatements regarding the industry, competitor and market data presented herein, our estimates involve risks and uncertainties and are subject to change based on various factors, including those discussed under the caption “Risk Factors” in this prospectus.
BASIS OF PRESENTATION
In this prospectus, unless otherwise indicated or the context otherwise requires, references to the “Company,” the “Issuer,” “Csquare,” “we,” “us” and “our” refer, prior to the Corporate Conversion, to BIF III US Aggregator (Delaware) LLC and its consolidated subsidiaries and, after the Corporate Conversion, to Csquare, Inc. and its consolidated subsidiaries.
All consolidated financial statements presented in this prospectus have been prepared in U.S. dollars in accordance with generally accepted accounting principles in the United States of America (“GAAP”).

ii

Confidential Treatment Requested by the Registrant
Pursuant to 17 C.F.R. Section 200.83
PROSPECTUS SUMMARY
The following summary highlights information contained in greater detail elsewhere in this prospectus. This summary is not complete and does not contain all of the information that you should consider in making your investment decision. Before you make an investment decision, you should review this prospectus in its entirety, including matters set forth under “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the related notes thereto included elsewhere in this prospectus. Some of the statements in the following summary constitute forward-looking statements. See “Cautionary Note Regarding Forward-Looking Statements.”
Overview
Csquare is a leading North American enterprise digital infrastructure platform providing carrier-neutral colocation and interconnection services that support the applications powering the modern economy. We deliver mission-critical infrastructure to a diversified customer base of more than 1,700 enterprise, network, cloud, and technology customers. Our facilities support long-duration, availability-sensitive workloads with high barriers to exit, underpinned by strong customer retention, recurring revenue, and requirements for exceptional reliability, security, and connectivity.
We own and operate a geographically diverse portfolio of highly engineered, carrier-neutral data centers located in 21 major metropolitan markets across the United States, Canada and the United Kingdom. Given our presence in strategic locations, over 92% of the U.S. population is within two milliseconds of latency from one of our data centers. Our data centers provide essential infrastructure, including secure space, redundant power, advanced cooling systems, physical security, and dense interconnection capabilities, enabling customers to deploy and operate critical IT and network infrastructure.
As of March 31, 2026, our platform is comprised of 64 sites across 21 major metropolitan markets, delivering approximately 389 megawatts (“MW”) of Sellable Power Capacity and over 36,600 interconnection products. Please see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Key Business Metrics” for details regarding the definition of Sellable Power Capacity.
The following map shows the locations and installed capacities of our data centers as of March 31, 2026, excluding three sites currently slated for closure.

Seattle
4 Sites
Montreal
3 Sites
Boston
3 Sites
Minneapolis
1 Site
Toronto
3 Sites
Chicago
4 Sites
New Jersey
4 Sites
Silicon Valley
8 Sites
Denver
2 Sites
Columbus
1 Site
Northern Virginia
6 Sites
Los Angeles
2 Sites
Albuquerque
1 Site
Tulsa
1 Site
Nashville
3 Sites
Raleigh
2 Sites
Phoenix
4 Sites
Dallas
5 Sites
Atlanta
2 Sites
U.K.
Total Installed Capacity Today (MW)
40 MW+
30-39 MW
20-29 MW
10-19 MW
0-9 MW
Tampa
1 Site
London
1 Site

Our platform is purpose-built to serve enterprise customers with complex operating requirements, including the need for network proximity, consistent operating standards, and high service availability. We focus

Confidential Treatment Requested by the Registrant
Pursuant to 17 C.F.R. Section 200.83
primarily on sub-5 MW colocation deployments within multi-customer, interconnection-rich environments. We opportunistically can and will consider larger deployments based on customer demand. This approach allows us to support a broad range of long-standing blue-chip customers while maintaining high levels of operational efficiency and scalability across our portfolio.
We generate a majority of our revenue from recurring colocation and interconnection services under contractual arrangements that generally range from one to seven years, with our average remaining contract term being approximately 33 months as of March 31, 2026. We believe our diversified customer base, combined with the mission-critical nature of our services and the high switching costs associated with data center relocation, has contributed to our Net Revenue Churn, which was less than 2% for each of the three months ended March 31, 2026 and 2025, and stable, predictable cash flows. Please see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Key Business Metrics” for details regarding the definition of Net Revenue Churn and the calculation thereof.
Our multi-customer operating model is designed to drive significant customer diversification and limit reliance on any single customer or industry vertical. In addition, we believe our interconnection-rich facilities enhance customer retention and support incremental revenue growth through cross-connects and expansion deployments. As customers scale their infrastructure within our data centers, we believe we will be able to benefit from embedded growth with limited incremental capital investment.
Our customers rely on us as a critical infrastructure partner that simplifies the deployment and operation of mission-critical IT environments. We provide a geographically proximate, carrier-neutral colocation platform with pre-built power and cooling infrastructure that can be activated and scaled quickly within existing facilities. This enables enterprises to deploy capacity with short lead times, predictable costs, and minimal upfront capital.
Because our buildings, infrastructure and fiber ecosystems are already in place, customers benefit from low-latency connectivity, reduced execution risk, and flexible, modular expansion without the complexity or capital intensity of self-build or greenfield alternatives. This value proposition has driven sustained demand and strong customer adoption.
Strong operating performance and cash generation have enabled us to fund growth primarily through operating cash flow and disciplined financing activities. Our expansions are typically executed within existing, transformer-enabled facilities, requiring site-specific capital expenditures and typically costing approximately $4 million to $8 million per MW—meaningfully lower than the expected cost of greenfield development.
This capital-efficient expansion model allows us to add incremental revenue with limited reliance on new building construction. As enterprises place additional workloads into production, including hybrid cloud and inference use cases, our portfolio of urban, carrier-neutral data centers provides a durable runway for scalable growth.
We believe our portfolio, operating strategy, and customer mix position us to benefit from long-term secular trends, including increased enterprise outsourcing of data center infrastructure, growth in network-intensive and latency-sensitive applications, artificial intelligence (“AI”) inference, and rising demand for reliable, secure, and interconnected digital infrastructure. We believe our disciplined capital allocation strategy, strong corporate liquidity and operating cash flows, as well as focus on operational excellence, support sustainable growth.
Our business has grown rapidly since inception, including organically and through acquisitions in January 2024 and October 2025. Our revenue was $270.5 million and $232.8 million for the three months ended March 31, 2026 and 2025, respectively, representing year-over-year growth of 16%. Our revenue was $987.0 million, $907.6 million and $198.3 million for the years ended December 31, 2025, 2024 and 2023, respectively, representing year-over-year growth of 9% and 358%, respectively. Our net loss for the three months ended March 31, 2026 and 2025 was $66.0 million and $34.9 million, respectively. Our net income (loss) for the years ended December 31, 2025, 2024 and 2023 was $(119.9) million, $458.5 million and $(79.7) million, respectively. Our Adjusted EBITDA for the three months ended March 31, 2026 and 2025 was $108.3 million and $86.3 million, respectively. Our Adjusted EBITDA for the years ended December 31, 2025, 2024 and 2023 was $390.0 million, $288.7 million and $18.1 million, respectively. Our funds from operations (“FFO”) for the three months ended March 31, 2026 and 2025 were $18.5 million and $28.8 million, respectively. Our FFO for

Confidential Treatment Requested by the Registrant
Pursuant to 17 C.F.R. Section 200.83
the years ended December 31, 2025, 2024 and 2023 were $152.0 million, $718.1 million and $(29.3) million, respectively. Our Adjusted Funds From Operations (“AFFO”) for the three months ended March 31, 2026 and 2025 were $15.7 million and $32.0 million, respectively. Our AFFO for the years ended December 31, 2025, 2024 and 2023 were $148.5 million, $115.8 million and $(47.5) million, respectively. Adjusted EBITDA, FFO and AFFO are non-GAAP financial measures. For additional information about our non-GAAP financial measures, including reconciliations of the non-GAAP financial measure to the most directly comparable financial measure stated in accordance with GAAP, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Discussion of Non-GAAP Financial Measures.”
Our Origins
We commenced operations in January 2019. Our strategic development has been shaped by acquiring portfolios of data center assets that were built to high quality engineering standards, with robust power redundancy, dense embedded fiber connectivity, and strategically located urban footprints. As a result, many of our facilities benefit from infrastructure characteristics and locations that would be difficult and costly to replicate today.
In 2024, we acquired a portfolio of assets through a highly structured and disciplined process, capitalizing on a unique opportunity to add scale and quality to our platform. By focusing on assets with established power, connectivity, and enterprise demand, we enhanced our urban, carrier-neutral footprint with limited execution risk and attractive capital efficiency. The success of this approach is reflected in strong post-acquisition performance and sustained customer demand, demonstrating our ability to create value through operational expertise, balance sheet discipline, and opportunistic growth.
In addition, our current platform of assets has benefited from a comprehensive operational transformation. This process included the selective assumption and renegotiation of site leases, the divestiture of non-core international assets, significantly increased ownership of underlying real estate, and the consolidation of operations, systems, and go-to-market functions. These actions significantly improved our portfolio’s quality, enhanced operating efficiency, and aligned the platform with our long-term strategic objectives.
Our Commercial Strategy
We serve more than 1,700 customers across a broad range of industries, including financial services, health care, cloud and IT services, media and content, network service providers, semiconductors, gaming, and enterprise technology. Our customer base is highly diversified, and no single customer represented more than 7% of our revenue for the year ended December 31, 2025.
The following graphic shows our monthly recurring revenue by customer vertical as of December 31, 2025:
Customer Vertical

Cloud & IT
29%
Media &
Communications
18%
Network Service
Providers
9%
Healthcare
7%
Banking &
Securities
7%
Other
30%

Most of our revenue is recurring and generated under contractual customer arrangements with multi-year terms, and our average remaining contract length was approximately 33 months as of March 31, 2026, which has increased from approximately 30 months and 21 months as of December 31, 2025 and December 31,

Confidential Treatment Requested by the Registrant
Pursuant to 17 C.F.R. Section 200.83
2024, respectively. Substantially all of our contractual arrangements contain power pass-through pricing mechanisms and annual escalators, reducing our exposure to utility price volatility and simplifying our cash flow planning over multi-year contracts. We had Net Revenue Churn of less than 2% for each of the three months ended March 31, 2026 and 2025, reflecting the mission-critical nature of our services and the operational complexity associated with relocating data center infrastructure. Finally, we generated 78.5% and 70.6% of our net operating income for the three months ended March 31, 2026 and the year ended December 31, 2025, respectively, from owned sites, which, when combined with sites under long-term leases, provides significant operational control to deliver to our customers, improved capital markets access, and greater cost base certainty over the long term.
Our commercial strategy emphasizes long-term customer relationships and disciplined pricing over short-term revenue maximization, which we believe supports revenue visibility, and stability.
We provide several primary service offerings to our customer base:
Enterprise Colocation:   Our primary service offering is enterprise-focused colocation. Customers deploy IT and network infrastructure within our data centers to support production IT environments, hybrid cloud architectures, latency-sensitive applications, financial trading platforms, content delivery networks, and enterprise AI and inference workloads. Most customer deployments are below 5 MW and average approximately 7.6 contracted kW per rack across our footprint, though we have the infrastructure and ability to provide high density computing environments in most of our data centers. We have installed and operate deployments as high as 150 kW per rack, with the ability to operate installations beyond 150 kW per rack.
The following graphic shows our monthly recurring revenue by deployment size as of December 31, 2025:
Deployment Size

1 MW+
20%
<25 kW
24%
250 kW-1 MW
23%
17%
25 kW-100 kW
16%
100-250 kW

Interconnection:   Interconnection is a powerful growth engine at the center of our platform, and we averaged 21 interconnection products per customer as of March 31, 2026. Our data centers provide highly network-dense, carrier-neutral environments that give customers immediate access to a broad ecosystem of leading network service providers, cloud on-ramps, and direct customer-to-customer connectivity. With multiple providers operating in every facility, customers can rapidly scale, optimize performance, and reduce latency and costs—without vendor lock-in. This rich interconnection ecosystem enables faster deployments, efficient expansion, and stronger business partnerships from day one.
Interconnection services accounted for approximately 10.3% and 12.6% of our recurring revenues for the three months ended March 31, 2026 and 2025, respectively, and approximately 11.9%, 13.1% and 9.8% of our recurring revenues for the years ended December 31, 2025, 2024 and 2023, respectively, and we believe such services are a key driver of long-term customer value. By embedding customers within thriving, multi-tenant ecosystems, we help them build resilient, future-ready infrastructure that grows with their business.
While interconnection is not positioned as a primary customer acquisition tool, we believe it materially enhances customer “stickiness” by increasing switching costs and supporting operational integration within our facilities. As a result, our interconnection-rich environments contribute to average customer relationships with our top 50 customers of over 12 years (as measured by monthly recurring revenue).

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Additional Services:   We also offer a range of additional services that generate incremental revenue and enhance customer retention. These services typically include remote hands and eyes support, equipment installation and removal, cabling and cross-connects, hardware troubleshooting, monitoring, and other on-demand technical assistance. Additional services are generally billed on a time-and-materials or per-service basis and allow customers to operate critical infrastructure without maintaining on-site personnel, while providing us with higher-margin, non-power-dependent revenue streams that complement our core colocation offerings.
Pricing Models and Power Cost Exposure
Data center contracts are typically structured as either “all-in” (bundled) or “metered power” (plus electricity). As of March 31, 2026, all-in contracts and metered power contracts comprised approximately 70.6% and approximately 29.4% of our total portfolio recurring revenue, respectively.
Under all-in contracts, customers pay a single recurring charge that includes power. However, substantially all of our all-in contracts as of March 31, 2026 included explicit mechanisms such as power indexation, utility rate pass-throughs, or extraordinary cost adjustment clauses. Where such mechanisms exist, certain increases in utility costs may be passed through to customers. Our exposure to utility rate volatility is significantly reduced through our ability to pass-through power costs to our all-in customers.
Under metered power contracts, customers pay a fixed facility and capacity fee plus electricity as a separate, metered charge. Electricity costs are passed through based on actual utility rates or agreed indices. As a result, power price increases are passed through to customers, and the customer bears all of the electricity price volatility.
Across both models, contracts are typically based on a committed power capacity (kW), and increases in customer power usage or capacity commitments generally result in higher customer charges, subject to contractual terms governing overages and capacity adjustments.
Our Competitive Strengths: Why We Win
Our ability to attract and retain customers is driven by several specific qualities that are critical to our success.
High Quality Infrastructure Engineered for Reliability and Longevity:   Our data center facilities are designed and operated to support continuous, mission-critical workloads. Across our portfolio, we have historically achieved nearly 100% of uptime over more than a decade of operating history by us and our predecessors. Our model emphasizes preventative maintenance and disciplined capital reinvestment, including the systematic replacement and upgrading of power and cooling systems.
These ongoing investments are intended to maintain the reliability and performance of our facilities over time and to support evolving customer requirements. We believe this approach reduces operational risk, extends asset useful life, and mitigates the risk of infrastructure obsolescence.
Scaled Presence in Urban Population Centers Offering Low Latency Connections:   Our portfolio of interconnection-oriented data centers is predominantly located in urban population centers in the United States market, that in almost all cases serve as demarcation points for key fiber-optic backbone providers. These fiber-optic backbone providers are part of a dense connectivity ecosystem within each of our data center campuses that include network service providers, cloud platforms, and enterprise customers.
Embedded Power Availability that Scales with Customer Demand:   Our facilities are generally designed with embedded power availability and future potential expandable capacity, enabling customers to scale efficiently as their power and density requirements grow. This design allows us to activate additional capacity within almost all of our existing facilities in response to customer demand, supporting rapid deployments, expansions, and evolving workloads without the delays typically associated with new site development.
Because our facilities are already connected to utility power, fiber networks, and operational systems, customers may be able to benefit from shorter lead times, lower execution risk, and greater flexibility as their requirements change. This scalable approach allows customers to grow within our portfolio over time, supporting long-term relationships and repeat deployments while ensuring capacity is delivered in alignment with actual demand.

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Pursuant to 17 C.F.R. Section 200.83
Structurally Advantaged Exposure to Enterprise AI and Inference Workloads:   The increased usage of AI increases demand for power densities and interconnection. We have embedded capacity to respond to enterprise AI and inference workloads in a capital efficient manner where these deployments align with our enterprise-focused operating model and facility capabilities. This allows customers to deploy higher-performance computing solutions, including GPU-based configurations, within a secure, operationally mature colocation environment designed for mission-critical workloads.
While many customers continue to operate at traditional enterprise power densities, many facilities within our portfolio can accommodate higher-density deployments, providing customers with flexibility to adopt AI and advanced computing use cases as their needs evolve. This approach enables customers to scale performance within a familiar platform and operating model, without requiring purpose-built facilities, while allowing us to participate in AI-related demand in a disciplined and targeted manner.
Industry Leading Management Team with Significant Data Center Experience and Proven Track Record:   Our senior management team comprises seasoned industry professionals with more than a century of combined experience in the ownership, operation, and commercialization of data center and digital infrastructure assets. The team is supported by an in-house team of specialized data center engineers, electricians, and operations personnel with deep expertise across facility development, power systems, and day-to-day operations. This integrated operating platform, combined with management’s decades-long customer relationships and a strong understanding of enterprise requirements, enables us to deliver highly reliable, customized solutions and sustain long-term customer retention.
Industry Background
Data centers are specialized facilities designed to house servers, data storage systems, and networking equipment used to store, process, and transmit digital information. As enterprises increasingly rely on digital technologies to support core business operations, data centers have become critical infrastructure, providing secure, reliable, and continuously available environments for mission-critical workloads.
Colocation data centers enable organizations to outsource facility-level infrastructure while maintaining ownership and control of their IT equipment. These facilities provide essential services, including power, cooling, physical security, and access to network and cloud connectivity. By colocating infrastructure within shared facilities, customers can reduce capital expenditures, increase operational flexibility, and avoid the complexity associated with designing, building, and operating proprietary data center infrastructure.
Certain data centers are located at centralized network exchange points where multiple communications networks converge. These facilities function as interconnection hubs, enabling customers to establish direct physical connections with network service providers, cloud platforms, and other enterprises. Interconnection-rich environments facilitate efficient data exchange, support low-latency and high-availability applications, and allow customers to access multiple connectivity options within a single location.
The colocation data center business model is characterized by recurring and contractual revenue streams, typically generated through multi-year customer agreements that often include annual pricing escalators. Interconnection services generally involve recurring fees for physical cross-connects between customers, networks, and cloud platforms within a facility. These connections are typically maintained for the duration of the underlying workloads.
Together, colocation and interconnection services form a complementary operating model in which customers establish a physical presence within a facility and layer connectivity relationships on top of that footprint. Over time, the accumulation of customers, networks, and cloud providers within interconnection-rich facilities can create dense ecosystems that support strong customer retention and long-term occupancy.
Demand Drivers
Demand for data center capacity continues to increase as enterprises, service providers, and technology platforms expand their reliance on digital infrastructure. Industry estimates indicate that global data center demand is expected to grow at a strong pace over the next five years, with demand for power and capacity

Confidential Treatment Requested by the Registrant
Pursuant to 17 C.F.R. Section 200.83
increasingly outstripping new supply in many established markets. This growth is driven by a combination of structural trends that are increasing compute intensity, power requirements, and the need for secure, interconnected infrastructure.
The adoption of AI across enterprise, consumer, and industrial applications is contributing to higher power density, cooling, and compute requirements within data centers. As these workloads are deployed alongside traditional enterprise applications, they are increasing demand for flexible colocation environments capable of supporting a range of operating profiles.
The following graphic illustrates growth in global data center colocation market demand and average contract rates:
Data Center Colocation Market Demand(1)(2) ($Bn)	Average Contract Rates(3) ($ / kW / mo.)

(1)
Source: Market Share Report Series—Data Centre Colocation, Global Markets (Structure Research, August 2025)

(2)
Colocation market size defined as the total revenue generated from deploying colocation footprints

(3)
Source: CBRE Research, CBRE Data Center Solutions, H2 2025. Represents average asking rental rates in primary markets for 250 – 500 kW contracts

The increased demand for colocation data centers is supported by several key factors, including:
•
Enterprise Workload Expansion.   Enterprise data traffic and processing requirements continue to increase in complexity and volume. As a result, enterprises are increasingly outsourcing IT infrastructure and adopting hybrid IT architectures to access secure, resilient, and scalable environments operated by specialized data center providers.

•
Rise of High-Density Computing and AI.   Enterprise adoption of AI is driving increased demand for higher-density computing, particularly for inference workloads that are latency-sensitive, network-intensive, and deployed close to users and enterprise data environments. Unlike large-scale training, these workloads prioritize low latency, high availability, and dense connectivity, favoring data centers with strong interconnection ecosystems, proximity to cloud and network providers, and the ability to support elevated power and cooling requirements. As AI adoption matures, industry trends indicate a shift from training toward inference deployed in production environments, increasing demand for infrastructure that can support advanced computing alongside existing enterprise workloads. We believe our facilities are well positioned to support this evolution by enabling customers to deploy AI-enabled applications within secure, network-rich, and operationally mature environments without requiring purpose-built AI campuses.

•
Regulatory, Compliance, and Data Localization Requirements.   Increasing regulatory requirements in certain industries and jurisdictions are driving demand for third-party data center facilities that can support compliance and security, data sovereignty, and localization needs.

•
Shift Away from On-Premises Infrastructure.   Many enterprises are migrating workloads away from on-premises environments to gain greater flexibility, reduce long-term capital requirements, access newer technologies, and locate infrastructure closer to end markets and network exchange points.

•
Cloud Repatriation and Hybrid Architectures.   Some enterprises are reevaluating public cloud deployments and relocating certain workloads to colocation environments, where dedicated

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infrastructure can offer greater cost predictability, performance control, and customization. Colocation data centers provide a flexible alternative that supports hybrid and multi-cloud strategies.
Key Factors Influencing Industry Structure
The retail colocation data center industry operates within a capital intensive, technically complex environment as well as connectivity-dependent framework that can make entry and rapid scaling challenging for new participants.
Entry into the colocation data center sector in the major markets that we target requires access to reliable and scalable utility power, significant upfront capital requirements and ongoing reinvestment needs, specialized technical expertise and operating personnel, suitably zoned sites, and compliance with regulatory and permitting requirements.
New supply is further constrained by factors such as power availability, lengthy permitting and zoning timelines, supply chain limitations, and extended construction and commissioning cycles. These constraints are compounded by the technical complexity associated with the design, construction, and operation of data center facilities, particularly those capable of supporting higher-density or advanced computing workloads.
Customers tend to have long-term relationships with their providers due to the cost, operational risk and complexity involved in migrating critical infrastructure, as well as the presence of embedded connectivity and interconnection relationships within existing facilities. In addition, achieving scale in the colocation sector requires the ability to deliver consistent service across multiple locations while effectively managing capital deployment and long-term asset maintenance.
Finally, interconnection-oriented data centers are often located along established fiber-optic backbones and within dense connectivity ecosystems that include network service providers, cloud platforms, and enterprise customers. These ecosystems typically develop over extended periods of time and are frequently concentrated in or near major metropolitan areas, making comparable connectivity environments difficult to replicate.
Growth Strategy
Our growth is driven by a repeatable, capital-efficient expansion model within our existing portfolio. Customers enter the platform with an initial deployment that converts into recurring revenue through predictable installation cycles. As workloads scale and architectures evolve, customers generally have the ability to expand power, density, and footprint within existing facilities, driving incremental revenue with materially lower capital intensity than new development. Over time, customers also have the ability to layer interconnection and additional services onto their colocation footprint, increasing revenue per customer and reinforcing long-term retention through rising switching costs. This operating model enables us to compound revenue and cash flow primarily through expansion inside our existing asset base while maintaining disciplined capital deployment and limited execution risk. As of March 31, 2026, we estimate there is up to approximately 670 MW of potential expansion capacity embedded within our existing sites by leveraging power, shell and topology upgrades, with approximately 330 MW and 340 MW of such potential expansion capacity from equipment optimization and under-roof expansion, respectively. For our expansions, we target a cost to build of approximately $4 to $8 million per MW and a payback period of less than five years.
Our Bookings were $64.2 million and $43.8 million for the three months ended March 31, 2026 and 2025, respectively, representing year-over-year growth of 46.7%. Our Bookings were $205.3 million, $141.8 million and $45.3 million for the years ended December 31, 2025, 2024 and 2023, respectively, representing year-over-year growth of 44.8% and 213.0%, respectively. Please see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Key Business Metrics” for details regarding the definition of Bookings. Our growth strategy includes converting Bookings into recurring revenue through disciplined execution, efficient project delivery, and close coordination among our sales, engineering, and operations teams. Bookings provides visibility into near-term revenue growth and reduces reliance on speculative demand or market timing. In addition, since the beginning of 2023, we have installed over 51 MW of capacity and have added over 170 logos.
Further, we are focused on expanding recurring revenue and cash flow through capital-efficient investment within our existing portfolio, disciplined customer acquisition, and selective support of evolving enterprise

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workloads. We prioritize growth opportunities that preserve customer diversification, enhance interconnection ecosystems, and generate attractive risk-adjusted returns without increasing development, concentration, or execution risk.
As we pursue organic growth, we expect to fund our expansion activities primarily through operating cash flows, supported by our strong balance sheet and, where appropriate, access to debt financing. Our growth strategy is designed to be largely self-funded, benefiting from a predominantly fixed cost structure and meaningful operating leverage as incremental capacity is deployed. We believe that revenue growth from under-roof expansion, backlog conversion, and customer relationship expansion will translate efficiently into cash flow, supported by centralized operations, procurement scale, and standardized systems across our portfolio.
We believe we have identified potential opportunities to grow our AFFO by 14% to 18% over the next five years. We believe there is an opportunity to grow AFFO 3% to 5% on an annual basis during that period as a result of our pricing and leasing dynamics, including through our annual contractual escalators, leasing spreads and power pass-through pricing mechanisms, which are supported by our low levels of customer churn and high customer switching costs. We believe there is an opportunity to grow AFFO 7% to 9% on an annual basis during that period as a result of under-roof growth, consisting of brownfield projects, our targeted 4x to 6x build multiple, which is calculated as a project’s total net capital expenditures expected to be incurred once a contract is in place divided by such project’s contracted annualized net operating income, long-term contracts and significant untapped space and power, which is supported by our fast booked-to-billing times and track record of under-roof expansion. We further believe there is an opportunity to grow AFFO 4% or more on an annual basis during that period through strategic lease buyouts, site level mergers and acquisitions and optimization of our balance sheet. There can be no assurance that we will be successful in pursuing, or realizing the benefits of, any of the potential opportunities that we have identified in the estimated amounts, within the timeframe identified, or at all. See “Risk Factors—Risks Related to Our Business and Operations—Financial Risks—Our estimates of market opportunity, potential expansion capacity, potential AFFO growth opportunities and target leverage may prove to be inaccurate.”
Customer Relationship Expansion
We are focused on expanding existing customer relationships through incremental deployments, densification, and the provision of additional interconnection and additional services. Customers typically enter our platform with an initial deployment and generally have the ability to expand their deployment over time as workloads scale, architectures evolve, or additional applications are placed into production. As enterprise customer use cases continue to evolve—including increased adoption of higher-density computing and AI-enabled workloads such as inference—we believe we are well positioned to support rising power, cooling, and connectivity requirements within our existing facilities.
Our interconnection-rich environments, operational reliability, and flexible infrastructure enable customers to scale efficiently within our footprint, which we believe will allow us to increase revenue per customer while maintaining low customer acquisition costs and high retention.
Product and Pricing Optimization
We continue to refine our commercial strategy to enhance revenue quality and growth. This includes contractual annual pricing escalators, disciplined pricing for power-intensive deployments, and optimization of additional services such as cross-connects, remote hands, and on-site storage.
Under-Roof Expansion
A primary growth driver is under-roof expansion within our existing data center footprint to support additional capacity requirements. Our portfolio includes embedded capacity in the form of available power, vacant shell space, and infrastructure upgrade opportunities that can be activated through targeted investments, including additional UPS capacity, electrical topology enhancements, and increased rack density.
Under-roof expansion projects generally require lower capital investment and shorter development timelines than greenfield construction, as core building structures, utility power, and connectivity ecosystems are already

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in place. We expect a significant portion of near- and medium-term growth to be generated through these opportunities, in connection with contracted customer demand.
Disciplined Portfolio Optimization and Selective Acquisitions
We may pursue selective acquisitions or asset purchases that complement our existing footprint, enhance market density, or increase ownership of underlying real estate. Any such transactions are expected to meet strict underwriting criteria and align with our focus on enterprise colocation and interconnection.
Financial Policy
We seek to adhere to a conservative financial policy, which we believe is important to generating a stable and growing AFFO profile, maintaining a high rate of cash conversion and managing corporate liquidity.
The key pillars of our financial policy include the following:
Generate cash flows from recurring, contractual arrangements with long-tenured, high-quality customers.   We target generating substantially all of our cash flows from recurring contractual arrangements with highly creditworthy counterparties under long-term offtake agreements. We believe this approach supports cash flow stability and reduces the capital intensity of our operations. For the year ended December 31, 2025, approximately 86% of our revenues were derived from enterprise colocation and interconnection services, which we consider to represent a stable, recurring base of cash flows.
In addition, we maintain a high level of customer diversification, with more than 1,700 customers across a broad range of industries. No single customer represented more than 7% of total revenues for the year ended December 31, 2025, which limits our exposure to any individual customer, service, or sector.
We also benefit from a long-standing customer base, with our top 50 customers (as measured by monthly recurring revenue) having maintained relationships with us for over 12 years and a Net Revenue Churn of less than 8% for the year ended December 31, 2025. In addition, over the eight fiscal quarters in 2025 and 2024, we had an average quarterly Net Revenue Churn of less than 1.7%. We believe these factors reflect the durability of our customer relationships and contribute to the overall stability of our operations.
Maintain high levels of liquidity.   As of March 31, 2026, we had total available liquidity of $357.6 million, consisting of $313.2 million of cash and cash equivalents and restricted cash, $91.0 million of undrawn and available capacity under our $800.0 million revolving credit facility (the “Revolving Credit Facility”) and our variable funding notes, less $46.6 million due to the issuance of letters of credit. Our business has limited non-discretionary capital requirements, and accordingly we intend to use available liquidity to reinvest into accretive growth initiatives designed to grow and enhance our service offerings, fund working capital requirements, and repay outstanding indebtedness.
Focus on self-funding accretive capital deployment while maintaining a resilient leverage profile.   Over the long term, as we pursue organic growth, we target funding our pipeline of accretive growth opportunities primarily through operating cash flows and, where appropriate, through incremental debt financing, and we are targeting a long-term leverage ratio of around 6.0x to 7.0x. We seek to build and maintain an inventory of growth opportunities that meet our internal return thresholds.
Risk Factor Summary
Participating in this offering involves substantial risk. Our business is also subject to numerous risks and uncertainties of which you should be aware before making a decision to invest in our common stock. These risks are more fully described in the section titled “Risk Factors” immediately following this prospectus summary. These risks, among others, include the following:
•
our portfolio of properties is geographically concentrated, and adverse developments in local economic conditions, power availability, or demand for data center space in these markets could have a material adverse effect on our business, financial condition and operating results;

•
demand for data center space is affected by economic conditions, technology trends, and customer deployment decisions, and a reduction in demand could have a material adverse effect on our business, financial condition and results of operations;

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•
a small number of customers account for a significant portion of our operating revenues, and the loss, default, or reduced utilization by any of these customers could significantly harm our business, financial condition and results of operations;

•
our ability to generate interconnection and other service revenues depends on attracting and retaining a balanced customer base, and failure to attract, grow and retain this base of customers or future consolidation in the technology industry could harm our business, financial condition and operating results;

•
our products and services have a long sales cycle, and delays in leasing decisions may harm our revenues and operating results;

•
we face significant competition and may be unable to sell vacant space, renew existing customer agreements, or contract space at favorable rates as customer agreements expire;

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our growth depends on the successful development and expansion of our data centers, and delays, cost overruns, or selling risk could have a material adverse effect on our business, financial condition and results of operations;

•
power procurement and interconnection constraints may limit our ability to deliver and monetize capacity;

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we depend on third parties for network connectivity, critical equipment, and utility power, and disruptions or cost increases could adversely affect our business;

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the loss of one or more of our key personnel or our failure to attract and retain qualified personnel could harm our business;

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our substantial indebtedness could adversely affect our financial condition and ability to raise additional capital to fund our operations and limit our ability to react to changes in the economy or our industry; and

•
we continue to be controlled by Brookfield, and Brookfield’s interests may conflict with our interests and the interests of other stockholders.

Our Sponsor
Brookfield Corporation is a leading global investment firm focused on building long-term wealth for institutions and individuals around the world. Brookfield Corporation has three core businesses: alternative asset management, wealth solutions and its operating businesses, which are in infrastructure, energy, business and industrial services, and real estate.
Upon the closing of this offering, Brookfield will continue to beneficially own approximately    % of the voting power of our outstanding common stock. As a result, Brookfield will have the ability to determine all matters requiring approval by our stockholders, and we will be a “controlled company” within the meaning of the corporate governance standards of the NYSE and therefore will be exempt from certain corporate governance requirements of such rules. For further information on the implications of being a “controlled company,” see “Risk Factors—Risks Related to this Offering and Ownership of Our Common Stock” and “Management—Controlled Company.”
Following the closing of this offering, Brookfield will have the right, at any time until Brookfield no longer beneficially owns at least 5% of the voting power of our outstanding common stock, to nominate a number of directors comprising a percentage of our board of directors in accordance with their beneficial ownership of the voting power of our outstanding common stock (rounded up to the nearest whole number), except that if Brookfield beneficially owns more than 50% of the voting power of our outstanding common stock, Brookfield will have the right to nominate a majority of the directors. In addition, the approval of Brookfield will be required for certain matters, including, but not limited to, material acquisitions and dispositions other than certain transactions in the ordinary course of business, certain issuances of equity securities and incurrence of debt, and mergers, consolidations and transfers of all or substantially all of our assets, until the first time that Brookfield ceases to beneficially own at least 20% of our common stock. See “Management—

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Board Composition,” “Certain Relationships and Related Party Transactions—Stockholders Agreement” and “Description of Capital Stock—Composition of Board of Directors; Election and Removal of Directors” for more information.
Corporate Conversion
We currently operate as a Delaware limited liability company under the name BIF III US Aggregator (Delaware) LLC. Prior to the closing of this offering, the Company will convert into a Delaware corporation pursuant to a statutory conversion and change its name to Csquare, Inc. In this prospectus, we refer to all of the transactions related to our conversion to a corporation described above as the Corporate Conversion.
In connection with the Corporate Conversion, all of the outstanding equity interests of the Company will be converted into an aggregate of      shares of our common stock. In connection with the Corporate Conversion, Csquare, Inc. will continue to hold all property and assets of the Company and will assume all of the debts and obligations of the Company.
Csquare, Inc. will be governed by a certificate of incorporation filed with the Delaware Secretary of State and bylaws, the material portions of which are described in the section captioned “Description of Capital Stock.”
Corporate Information
We were organized under the laws of the State of Delaware as a limited liability company on May 25, 2018 and will be converted to a corporation under the laws of the state of Delaware prior to closing of this offering as part of the Corporate Conversion. Our principal executive offices are located at 3100 Olympus Blvd., Suite 510, Coppell, TX 75019. Our telephone number is (855) 699-8372. Our website is located at https://www.csquare.com. Our website and the information contained on, or that can be accessed through, our website will not be deemed to be incorporated by reference in, and are not considered part of, this prospectus. You should not rely on our website or any such information in making your decision whether to purchase shares of our common stock.

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The Offering
Issuer
Csquare, Inc.
Common stock offered by us
      shares (or      shares if the underwriters exercise their option to purchase additional shares in full).
Underwriters’ option to purchase additional shares
We have granted the underwriters a 30-day option to purchase up to an additional      shares from us, solely to cover over-allotments, if any, at the initial public offering price less underwriting discounts and commissions. See “Underwriting (Conflicts of Interest).”
Common stock to be outstanding after giving effect to this offering
      shares (or      shares if the underwriters exercise their option to purchase additional shares in full).
Use of proceeds
We estimate that the net proceeds from this offering will be approximately $      million (or approximately $      million if the underwriters exercise their option to purchase additional shares in full), after deducting underwriting discounts and commissions, based on an assumed initial offering price of $      per share (the midpoint of the range set forth on the cover page of this prospectus).
We currently expect to use the net proceeds from this offering to repay in full all outstanding borrowings under our Revolving Credit Facility and $      million of the net proceeds from this offering to repay a portion of certain series of our outstanding 2024 ABS Notes (as defined herein) and the remainder for general corporate purposes, which may include, in addition to repayment of indebtedness, funding acquisitions, additions to working capital, repurchases of common stock, dividends, capital expenditures and investments in our subsidiaries. We will retain broad discretion as to how we use the proceeds from this offering, and such proceeds may not be used immediately following this offering. See “Use of Proceeds” for additional information.
Controlled company
Upon completion of this offering, Brookfield will continue to beneficially own more than 50% of the voting power of our outstanding common stock. As a result, we will be a “controlled company” within the meaning of the corporate governance standards of the NYSE. As a “controlled company,” we will be permitted to, and we intend to, elect not to comply with certain corporate governance requirements of the NYSE, including those that would otherwise require that (1) our board of directors have a majority of independent directors, (2) the compensation committee of our board of directors be comprised entirely of independent directors and (3) the nominating and corporate governance committee of our board of directors be comprised entirely of independent directors. See “Management—Controlled Company.”
Dividend policy
We currently do not intend to pay dividends to holders of our common stock in the first few fiscal quarters immediately following the closing of this offering. However, we are currently targeting to establish a dividend policy to pay cash dividends to holders of our common stock on a quarterly basis in the near term, representing     % of our AFFO on an annual basis, subject to adjustment as determined by our board of directors to be necessary or appropriate

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to provide for the conduct of our business, to make appropriate investments in our business, to comply with applicable law or any of our debt instruments or other agreements, or to provide for future cash requirements such as tax-related payments (including payments under the income tax receivable agreement). Although we anticipate making quarterly cash distributions to our stockholders in the near term, the timing and amount of any dividends in the future will be at the sole discretion of our board of directors and will depend upon such factors as earnings levels, cash flows, capital requirements, levels of indebtedness, restrictions imposed by applicable law, our overall financial condition, restrictions in our debt agreements, and any other factors deemed relevant by our board of directors. See “Dividend Policy.”
Tax Receivable Agreement
In connection with this offering, we will enter into an income tax receivable agreement with our pre-IPO stockholder that will provide for the payment by us to our pre-IPO stockholder (or its permitted transferees or assignees) of 85% of the benefits, if any, that we and our subsidiaries realize, or are deemed to realize (calculated using certain assumptions), in U.S. federal, state, and local, Canadian and United Kingdom income tax savings as a result of the utilization (or deemed utilization) of certain existing tax attributes. See “Risk Factors—We will be required to pay our pre-IPO stockholder or its transferees for certain tax benefits, which amounts are expected to be material” and “Certain Relationships and Related Party Transactions—Income Tax Receivable Agreement.”
Listing
We intend to apply to list our common stock on the NYSE under the symbol “CSQR”.
Risk Factors
Investing in our common stock involves risks. You should read the section titled “Risk Factors” and the other information included in this prospectus for a discussion of some of the risks and uncertainties you should carefully consider before deciding to invest in our common stock.
Directed Share Program
At our request, the underwriters have reserved     % of the shares of common stock to be issued by us and offered by this prospectus for sale, at the initial public offering price, to certain individuals identified by our executive team and certain other individuals affiliated with us. The number of shares of our common stock available for sale to the general public will be reduced to the extent these individuals purchase such reserved shares. Any reserved shares that are not so purchased will be offered by the underwriters to the general public on the same basis as the other shares offered by this prospectus. Any shares sold under the directed share program, other than to our directors, officers, and existing significant stockholders, will not be subject to the terms of any lock-up agreement. See “Underwriting (Conflicts of Interest)—Directed Share Program.”
Except as otherwise indicated, all of the information in this prospectus:
•
gives effect to a      -for-      stock split of our common stock, which will occur prior to the closing of this offering (the “Stock Split”);

•
assumes an initial public offering price of $      per share of common stock, the midpoint of the range set forth on the cover page of this prospectus;

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•
assumes no exercise of the underwriters’ option to purchase up to      additional shares of common stock in this offering; and

•
does not reflect      shares of common stock reserved for future grant under our new equity incentive plan (the “Omnibus Incentive Plan”). See “Executive Compensation—Equity Compensation Plans—2026 Omnibus Incentive Plan.”

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Summary Consolidated Financial and Operating Information
The following table sets forth our summary consolidated financial data as of the dates and for the periods indicated. The statements of operations data and statements of cash flows data set forth below for the years ended December 31, 2025, 2024 and 2023 and the balance sheet data as of December 31, 2025 and 2024 are derived from our audited consolidated financial statements that are included elsewhere in this prospectus. The statements of operations data and statements of cash flows data set forth below for the three months ended March 31, 2026 and 2025 and the balance sheet data as of March 31, 2026 are derived from our unaudited consolidated financial statements that are included elsewhere in this prospectus. Our historical results are not necessarily indicative of the results to be expected in any period in the future.
You should read the following summary consolidated financial data and operating information in conjunction with the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements, the related notes, and other financial information included elsewhere in this prospectus. The summary consolidated financial data in this section are not intended to replace our consolidated financial statements and the related notes and are qualified in their entirety by our consolidated financial statements and the related notes included elsewhere in this prospectus.
	Years Ended December 31,			Three Months Ended March 31,
	2025	2024	2023	2026	2025
	(in thousands, except per unit data)
Statements of Operations Data:
Revenues	$986,980	$907,551	$198,260	$270,462	$232,759
Costs and operating expenses:
Cost of revenues, excluding depreciation and amortization	509,249	516,500	140,058	136,454	123,525
Selling, marketing, general and administrative	87,724	102,326	40,143	25,722	22,928
Depreciation and amortization	271,916	259,575	50,423	84,498	63,733
Transaction and other costs	17,710	69,375	8,873	10,509	2,827
Total costs and operating expenses	886,599	947,776	239,497	257,183	213,013
Income (loss) from operations	100,381	(40,225)	(41,237)	13,279	19,746
Interest expense	(241,165)	(185,614)	(46,170)	(88,363)	(54,553)
(Loss) gain on extinguishment of debt	(7,114)	(14,934)	9,782	—	(5,313)
Bargain purchase gain	—	544,097	—	—	—
Other income (loss), net	9,479	10,678	(1,039)	(2,618)	(253)
(Loss) income before income taxes	(138,419)	314,002	(78,664)	(77,702)	(40,373)
Income tax benefit (expense)	18,515	144,539	(1,032)	11,749	5,458
Net (loss) income	$(119,904)	$458,541	$(79,696)	$(65,953)	$(34,915)
Net income (loss) per unit:
Basic and diluted	$(0.25)	$0.95	$(0.16)	$(0.14)	$(0.07)
Weighted average common units outstanding:
Basic and diluted	484,000	484,000	484,000	484,000	484,000

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	Years Ended December 31,			Three Months Ended March 31,
	2025	2024	2023	2026	2025
	(in thousands)
Statements of Cash Flows Data:
Net cash provided by (used in) operating activities	$171,984	$80,968	$(56,261)	$(18,312)	$4,132
Net cash used in investing activities	(871,519)	(1,356,632)	(184,165)	(135,900)	(37,098)
Net cash provided by financing activities	988,370	1,371,020	236,291	71,447	89,148
Effect of foreign currency exchange rates on cash, cash equivalents and restricted cash	(6,006)	(1,646)	(46)	(2,099)	(2,635)
Net change in cash, cash equivalents and restricted cash	282,829	93,710	(4,181)	(84,864)	53,547
	As of December 31,		As of March 31, 2026
	2025	2024
	(in thousands)
Consolidated Balance Sheet Data:
Total current assets	$718,895	$283,043	$685,115
Total non-current assets	5,375,528	4,247,667	5,424,704
Total current liabilities	316,216	376,073	320,809
Total non-current liabilities	5,904,953	3,376,213	5,993,019
Total member’s (deficit) equity	(126,746)	778,424	(204,009)
Non-GAAP Financial Measures
To supplement our consolidated financial statements, which are prepared and presented in accordance with generally accepted accounting principles in the United States (“GAAP”), we use Adjusted EBITDA, FFO and AFFO, collectively, to help us evaluate our business. We use such non-GAAP financial measures to make strategic decisions, establish business plans and forecasts, identify trends affecting our business, and evaluate operating performance. We believe that these non-GAAP financial measures may be helpful to investors because they allow for greater transparency into what measures we use in operating our business and measuring our performance and enable comparison of financial trends and results between periods where items may vary independent of business performance. These non-GAAP financial measures are presented for supplemental informational purposes only, should not be considered a substitute for financial information presented in accordance with GAAP, and may be different from similarly titled non-GAAP measures used by other companies. See the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Non-GAAP Financial Measures” for additional information and reconciliations of our non-GAAP financial measures to the most directly comparable financial measures prepared in accordance with GAAP.
	Years Ended December 31,			Three Months Ended March 31,
	2025	2024	2023	2026	2025
	(dollars in thousands)
Net (loss) income	$(119,904)	$458,541	$(79,696)	$(65,953)	$(34,915)
Adjusted EBITDA	390,007	288,725	18,059	108,286	86,306
FFO	152,012	718,116	(29,273)	18,545	28,818
AFFO	148,469	115,848	(47,530)	15,680	32,011
Key Business Metrics
We evaluate our operating performance, growth, and the stability of our revenue base using a set of key business metrics that are specific to the retail colocation data center industry. These metrics are used by management and reviewed regularly by our board of directors to assess demand for our capacity, pricing

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trends, operating leverage, customer retention, and the durability of our customer relationships. We believe these metrics provide useful information to investors regarding the drivers of our financial results and our ability to generate long-term, recurring cash flows.
The following table presents our key business metrics (MW presented as whole numbers and dollars presented in thousands, unless otherwise noted):
	As of and for the Years Ended December 31,			As of and for the Three Months Ended March 31,
	2025	2024	2023	2026	2025
Contracted Power Capacity (MW) (period end)(1)	376	263	48	392	279
Sellable Power Capacity (MW) (period end)(1)	389	297	61	389	326
Contracted Utilization Rate (%) (period end)(1)	97%	88%	78%	101%	86%
Net Revenue Churn (%)(1)	7.9%	3.5%	11.8%	1.8%	1.9%
Bookings(1)	$205,279	$141,821	$45,279	$64,216	$43,757

(1)
For definitions of Contracted Power Capacity, Sellable Power Capacity, Contracted Utilization Rate, Net Revenue Churn and Bookings, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Key Business Metrics.”

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RISK FACTORS
Investing in our common stock involves risks. You should carefully consider the risks and uncertainties described below, as well as the other information contained in this prospectus, including our consolidated financial statements and the related notes thereto included elsewhere in this prospectus and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” before deciding to invest in our common stock. In addition, past financial performance may not be a reliable indicator of future performance and historical trends should not be used to anticipate results or trends in future periods. Any of the following risks could materially and adversely affect our business, financial condition and results of operations, in which case the trading price of our common stock could decline and you could lose all or part of your investment.
Risks Related to Our Business and Industry
Industry, Market and Customer Risks
Our portfolio of properties is geographically concentrated, and adverse developments in local economic conditions, power availability, or demand for data center space in these markets could have a material adverse effect on our business, financial condition and operating results.
Our portfolio of properties consists primarily of data centers concentrated in Chicago, Silicon Valley, New Jersey, Northern Virginia, Dallas, Phoenix and Atlanta. These markets comprised approximately 17%, 13%, 11%, 10%, 10%, 6% and 4%, respectively, of our total portfolio annualized recurring revenue as of March 31, 2026. As a result, we are susceptible to market-specific developments, including local economic conditions, changes in technology-related real estate fundamentals, utility and grid limitations, local permitting and zoning practices, and the supply of and demand for data center space in these markets. For example, the cost of power in the Boston and California markets is higher and more volatile.
A downturn in the economy, real estate markets, or the technology infrastructure industry in any of these markets, or an oversupply of or reduced demand for data center space in these markets, could reduce occupancy, slow leasing, increase concessions, or reduce rental rates. Because our portfolio is less diversified geographically than many broader real estate portfolios, adverse developments in any one of these markets could have a material adverse effect on our business, financial condition and results of operations.
Demand for data center space is affected by economic conditions, technology trends, and customer deployment decisions, and a reduction in demand could have a material adverse effect on our business, financial condition and results of operations.
We are in the business of operating data centers. A reduction in the demand for data center space, power or connectivity would have a greater adverse effect on our business and financial condition than if we had a more diversified business. Our development and leasing activities are susceptible to general economic slowdowns and adverse developments in the data center, internet and data communications, and broader technology industries. A slowdown in these industries could lead to reduced corporate IT spending, delayed or cancelled deployments, and reduced demand for data center space and related services. Demand could also decline due to customer relocations to metropolitan areas that we do not currently serve.
In addition, changes in technology and industry practices may reduce or shift demand for the physical data center space and infrastructure we provide. For example, customers may adopt computing architectures, software optimization, or hardware innovations that reduce required capacity per unit of workload, or they may shift to different facility types with higher power densities, specialized cooling, or other infrastructure attributes. Some customers—particularly larger customers—may choose to develop their own data centers, expand their existing data centers, consolidate into data centers that we do not own or operate, or shift their workloads to public cloud deployments or other technology solutions. In addition, mergers or consolidations among technology companies could reduce the number of our customers and potential customers, increase customer bargaining power, and make us more dependent on a smaller number of customers. If customers merge with, or are acquired by, other entities that are not our customers, they may discontinue or reduce their use of our data centers.

Confidential Treatment Requested by the Registrant
Pursuant to 17 C.F.R. Section 200.83
If demand shifts toward facility designs or service offerings that our existing or planned data centers cannot cost-effectively support, we may be required to incur significant capital expenditures, accept lower pricing, or experience lower occupancy, which could have a material adverse effect on our business, financial condition and results of operations.
A small number of customers account for a significant portion of our operating revenues, and the loss, default, or reduced utilization by any of these customers could significantly harm our business, financial condition and results of operations.
We currently depend, and expect to continue to depend, on a relatively small number of customers for a significant percentage of our operating revenue. Our top 10 customers accounted for an aggregate of approximately 30% of our total portfolio annualized recurring revenue as of March 31, 2026. If we lose one or more significant customers, if one or more significant customers materially reduces its contracted space or service usage, or if one or more significant customers exerts pricing pressure on us at renewal or expansion, our revenues and operating results could be materially and adversely affected. There is no assurance that, if we lose a customer, we would be able to replace that customer at a comparable rental rate or at all, particularly in markets experiencing increased supply or power constraints.
Some of our customers may experience business downturns or other factors that weaken their financial condition, resulting in late payments, defaults, reductions in interconnection services, reductions in space contracted, or terminations of their relationships with us. If a customer becomes a debtor under the federal Bankruptcy Code, we generally may not evict the customer solely due to the bankruptcy, and the bankruptcy court might authorize the customer to reject and terminate its agreement with us. There can be no assurance that such customers (or such customers’ parent entities or affiliates, as applicable) will satisfy their contractual obligations upon a default. In such circumstances, our claim for unpaid and future rent would be subject to statutory limitations and may not be paid in full. As of March 31, 2026, we did not have any material customers in bankruptcy.
In addition, competitive dynamics among our customers may negatively affect our operations. Certain of our customers compete with one another, and a customer could determine that it is not in that customer’s interest to deploy mission-critical equipment in a facility where we derive a significant portion of our revenue from a key competitor. The loss of one or more large customers for this or any other reason could have a material adverse effect on our business, financial condition and results of operations.
We depend on our ability to generate interconnection and other service revenues, which may be affected by our ability to attract and retain a balanced customer base and achieve a dense customer ecosystem.
Our ability to generate interconnection and other service revenues depends in part on our ability to attract, grow, and retain a balanced customer base across a broad range of industries, including financial services, health care, cloud and IT services, media and content, network service providers, semiconductors, gaming, and enterprise technology. A balanced customer base in a data center market can increase demand for interconnection services and other higher-margin offerings. Conversely, if we fail to develop and maintain a sufficiently diverse and complementary mix of customers in a market, interconnection revenue opportunities may be limited, and we may need to rely more heavily on base rent, discounts, or other incentives to sell space.
Additionally, our ability to generate interconnection and other service revenues depends on us achieving dense customer ecosystems, and we may not be able to establish those ecosystems in certain markets. A key component of our strategy is to increase higher-margin interconnection services and other value-added offerings by developing ecosystems of cross-connected customers within each market. We have achieved varying levels of success across markets, and it may be difficult in some markets to develop ecosystems comparable to those of incumbent, network-dense data centers. Industry consolidation may further limit ecosystem development by reducing the number of network carriers, cloud on-ramps, or complementary customers in a market. If we cannot establish sufficiently dense ecosystems, we may have difficulty attracting or retaining customers that require them, and our ability to grow higher-margin services, improve customer stickiness, and sustain pricing power at levels that are comparable to our most highly evolved interconnected ecosystems, which may have a material adverse effect on our business, financial condition and results of operations.

Confidential Treatment Requested by the Registrant
Pursuant to 17 C.F.R. Section 200.83
Our ability to attract and retain customers depends on a variety of factors, including demand for data center space, the presence of multiple network carriers and cloud operators in our facilities, reliability and security performance, connectivity, geographic coverage, available power, and the products and services we offer. If customers face competitive pressure, fail, or consolidate through merger or acquisition, we may experience increased churn in our customer base and reduced opportunities to expand, which could have a material adverse effect on our business, financial condition and results of operations.
Our products and services have a long sales cycle, and delays in leasing decisions may harm our revenues and operating results.
A customer’s decision to contract for data center space and purchase additional services often involves a significant commitment of resources and internal approvals, contributing to a long sales cycle. We may expend significant time and resources pursuing customers and transactions that do not ultimately result in revenue. From time to time we have experienced Bookings failing to convert into closed sales or revenue, and there can be no guarantee that our reported Bookings will convert into closed sales and revenue. In addition, with respect to our booked-but-not-billed customers, there will be a delay in receiving the associated revenues and we may face lags or delay times in installation or deployment which would delay billing such customers and adversely affect our results of operations. Macroeconomic conditions may further impact our sales cycle by reducing customers’ ability to forecast and plan future business activities, causing customers to slow spending or delay decision-making. These delays can reduce leasing efficiency, impair our ability to efficiently plan development and capital expenditures, and materially and adversely affect our business, financial condition and results of operation.
We face significant competition and may be unable to sell vacant space, renew existing customer agreements, or contract space at favorable rates as customer agreements expire.
We compete with numerous developers, owners, and operators of data centers and other technology-related real estate, many of which own properties like ours in the same markets. We may also face competition from new entrants. Competition is driven by reputation and track record, quality and availability of space and power, service quality, technical expertise, security, reliability, functionality, geographic coverage, scale, financial strength, network density, and price. Some competitors have advantages, including greater name recognition, longer operating histories, lower operating costs, lower leverage, stronger customer relationships, greater financial, marketing and other resources, and access to less expensive or more readily available power. These advantages could allow our competitors to respond more quickly or effectively to strategic opportunities or changes in our industries or markets.
If competitors offer space that existing or potential customers perceive as superior to ours based on a variety of factors, including power availability, location, security, network connectivity, or other factors, or if competitors offer rental rates below ours, we may lose customers, incur costs to upgrade our facilities, or be required to offer concessions, or reduce rental rates. The risk of pricing pressure can be compounded by customer agreement maturity concentration. Data center customer agreements representing 33%, 21% and 14% of our total portfolio annualized recurring revenue for the fiscal year ended December 31, 2025 are currently set to expire during 2026, 2027, and 2028, respectively. There can be no assurance that any of our legacy customers who benefit from favorable terms in their respective agreements relative to our current market terms will renew their agreements with us upon expiration of their existing agreements. If we are unable to renew agreements, fill vacant space, or contract expiring space at or above current rates, our business, financial condition and results of operations could be materially and adversely affected.
Certain customer agreements also contain early termination provisions that allow customers to shorten the term of their agreements, sometimes subject to payment of early termination charges. Even where early termination charges apply, those amounts may not fully offset reselling downtime, marketing costs, improvement costs, or required upgrades, and the exercise of early termination rights could adversely affect our business, financial condition and results of operations.
Our growth depends on the successful development and expansion of our data centers, and delays, cost overruns, or selling risk could have a material adverse effect on our business, financial condition and results of operations.
Our growth depends on successfully completing development and expansion of our existing data centers and pursuing similar projects in the future. These projects involve substantial planning and allocation of significant

Confidential Treatment Requested by the Registrant
Pursuant to 17 C.F.R. Section 200.83
resources and are subject to risks related to land acquisition, zoning ordinances and codes, entitlement and regulatory approvals, construction costs and delays, labor availability, and financing conditions.
We also rely on the performance of general contractors and subcontractors. If a general contractor or key subcontractor experiences financial distress or performance issues, we could experience significant delays, increased costs to complete projects, and reduced returns. In addition, site selection is critical, and there may not be suitable properties available in our markets that combine attractive customer location, connectivity, high ceilings, heavy floor loading capacity, and access to required utility infrastructure. While we may prefer to locate new data centers near existing campuses, we may be limited by the availability and characteristics of suitable sites.
In some cases, we may not require commitments from customers before we develop or expand a data center, and we may not have sufficient customer demand to sell newly developed space upon completion. Once a development phase is completed, we incur operating expenses even if space is not occupied. A lack of customer demand, delays in customer deployments, or excess market capacity could impair our ability to achieve expected returns, require pricing concessions, or result in underutilized assets, which could have a material adverse effect on our business, financial condition and results of operations.
If we are unable to successfully develop and expand our data center properties, our ability to grow our business, compete and meet market expectations will be significantly impaired, which could have a material adverse effect on our business, financial condition and operating results.
Power procurement and interconnection constraints may limit our ability to deliver and monetize capacity.
Data centers require substantial electrical power. Development and expansion may require us to obtain access to sufficient power from utilities, which may involve lengthy timelines, significant costs, complex technical requirements, and, in some cases, the need to develop substations or other infrastructure on or near our properties to accommodate our power needs. Long lead times in our ability to access sufficient power may increase our interim costs and delay our time to market. We may also face constraints on the amount of electricity that a local grid can supply, delays in interconnection approvals, curtailments, or changes in utility programs and pricing. We may seek to negotiate long-term power contracts, but there can be no assurance that we will be able to do so on acceptable terms or at all. In addition, our power pass-through arrangements may not fully cover the incremental costs of obtaining power, and we may be impacted by back-office lags or other factors. If we cannot secure power in sufficient volumes, on a timely basis, or at competitive costs, we may be unable to deliver capacity to customers, may experience delayed stabilization, and may suffer reduced returns and impaired growth prospects, all of which could have a material adverse effect on our business, financial condition and results of operations.
We may be unable to identify, complete, and successfully integrate acquisitions or operate acquired properties.
We continually evaluate opportunities to acquire data centers or properties suited for data center development. Our ability to execute acquisitions on favorable terms and to realize intended benefits involves significant risks, including but not limited to competition from other acquirers, increased purchase prices, challenges in financing acquisitions, underestimating required capital improvements, integration difficulties, tax reassessments leading to higher property taxes, inability to obtain sufficient utility power, challenges in keeping existing customers, and market conditions that result in higher vacancy or lower rents than expected. In addition, we may assume customer contracts or operating obligations that are less favorable than our standard terms.
Post-acquisition integration presents additional risks. For example, we have faced post-acquisition difficulties in integrating legacy IT systems, migrating historical customer and invoicing data, and harmonizing billing software and procedures. Systems migrations or process changes have in the past, and may continue to in the future, lead to billing lags, delayed or inaccurate invoicing, or extended collection cycles, any of which could require incremental investments in systems and personnel for remediation. If our acquisitions do not perform as expected, our ability to grow, compete, and meet market expectations could be impaired, which could have a material adverse effect on our business, financial condition and results of operations.

Confidential Treatment Requested by the Registrant
Pursuant to 17 C.F.R. Section 200.83
Joint ventures and strategic collaborations involve risks and uncertainties, and failures of these arrangements could have a material adverse effect on our business, financial condition and results of operations.
We may enter joint ventures, strategic collaborations, and similar arrangements. These arrangements involve risks, including partners failing to satisfy obligations, governance disputes or deadlocks, misalignment of strategic objectives or investment horizons, limitations on our control over decisions or asset dispositions, and the difficulty of monitoring and managing operations. We may also be exposed to liabilities through guarantees or other commitments. A failure of any such relationship could have a material adverse effect on our business, financial condition and results of operations.
We may be subject to unknown or contingent liabilities related to acquisitions for which we may have limited or no recourse against sellers.
Assets and entities that we have acquired, including recently in 2024 and 2025, or may acquire in the future may be subject to unknown or contingent liabilities, for which we may have limited or no recourse against the sellers. These may include environmental remediation liabilities, customer or vendor claims, tax liabilities, or other obligations incurred in the ordinary course or otherwise. In some transactions, representations and warranties may be limited or may not survive closing, and seller indemnities may include materiality thresholds, a significant deductible or an aggregate cap on losses. As a result, we may be unable to recover losses from sellers, and unknown liabilities could require us to incur significant costs, which could have a material adverse effect on our business, financial condition and results of operations.
Our international activities expose us to additional risks, and we may be unable to effectively manage our international operations.
As of March 31, 2026, our portfolio included 64 sites, including locations outside the United States in Canada and the United Kingdom. Owning and operating data centers outside the United States subjects us to risks, including foreign currency exchange rate fluctuations, which can affect reported revenues and operating margins and could materially and adversely impact our financial condition, results of operations, cash flow, cash available for distribution, and our ability to satisfy our debt obligations. Although we may seek to mitigate exchange-rate risk through local currency financing or hedging, there can be no assurance such strategies will be available or effective.
International operations also involve risks not generally associated with U.S. operations, including limited knowledge of local markets and relationships; complexity and costs of international development and operations; challenges hiring qualified management, sales and construction personnel and service providers in a timely fashion; trade restrictions or tariffs or the occurrence of trade wars; differing employment practices and labor issues; changing legal, regulatory, permitting, and tax and treaty regimes; exposure to increased taxation, confiscation or expropriation; currency transfer restrictions; difficulty enforcing agreements in non-U.S. jurisdictions, including those entered into in connection with our acquisitions or in the event of a default by one or more of our customers, suppliers or contractors; local business and cultural factors; geographic, political and economic instability, including sovereign credit risk and rapid and unpredictable changes in economic policy and regulatory environments; and anti-bribery and corruption risks.
We may also face higher diligence and transaction costs in unfamiliar metropolitan areas. If we fail to manage these risks, our business, financial condition and results of operations could be adversely affected.
Government customers expose us to unique risks, including termination rights, audits, investigations, sanctions, and penalties.
We derive a portion of revenues from contracts with governmental entities and agencies. Government entities and agencies accounted for approximately 3.5% and 3.6% of our total revenue for the three months ended March 31, 2026 and the year ended December 31, 2025, respectively. Government customers may terminate contracts in whole or in part, sometimes without cause, and government spending pressures may reduce demand. Some contracts are subject to appropriations and funding authorizations. Government contracts are often subject to audits and investigations that could result in civil or criminal penalties, administrative sanctions, termination, refund obligations, suspension of payments, fines, or suspension or debarment from future government business. Additionally, evolving security or facility requirements applicable to government

Confidential Treatment Requested by the Registrant
Pursuant to 17 C.F.R. Section 200.83
contracts may impose obligations we may be unable to satisfy. Termination or reduction of government contracts could reduce revenues at related data centers, which could have a material adverse effect on our business, financial condition and results of operations.
Operations and Infrastructure Risks
The loss of one or more of our key personnel or our failure to attract and retain qualified personnel could harm our business.
We depend on the continuous service and performance of our senior management team and other key personnel. The loss of any key executive or employee could disrupt operations and create uncertainty while we recruit and integrate replacements. If key personnel leave to join competitors or form competing businesses, we may lose customers or prospective customers, which could have a material adverse effect on our business, financial condition and results of operations.
We must continue to identify, hire, train, and retain IT professionals, technical engineers, operations employees, and sales, marketing, finance, and senior management personnel who maintain relationships with our customers and who can provide the technical, strategic and marketing skills required for us to grow. There is a limited pool of qualified talent in these areas, and we compete with other companies for personnel. Rising labor costs, turnover, and recruiting challenges could adversely affect our ability to grow and operate our business effectively.
Data center infrastructure may become obsolete, and we may be unable to upgrade power and cooling systems cost-effectively or at all.
The industries in which we and our customers operate are characterized by rapid technological change, evolving standards and evolving customer demands. Changes in technology or industry practice—such as virtualization, new computing architectures, higher power density equipment, or alternative deployment models—could reduce demand for certain facility configurations or require infrastructure capabilities our facilities were not designed to provide.
Our ability to deliver reliable and technologically sophisticated infrastructure, including power and cooling, is critical to leasing and customer retention. Customers increasingly deploy high-density equipment, which may require higher power delivery, advanced cooling, and, in some cases, liquid cooling. Retrofitting existing data centers to support higher densities or liquid cooling can be complex, expensive, and time-consuming and may not be feasible in certain facilities. If we cannot cost-effectively adapt our infrastructure, we may lose customers, face pricing pressure, or incur significant capital expenditures, which could have a material adverse effect on our business, financial condition and results of operations.
Any failure of our physical infrastructure or services could lead to significant costs, reputational harm, and reduced revenues.
Our business depends on providing highly reliable service. We may fail to provide such service due to human error, accidents, power loss, equipment failures, exposure to temperature, humidity, smoke and other environmental hazards, improper maintenance by landlords in leased facilities, physical or cyber security breaches, fire, earthquakes, hurricanes, floods, other natural disasters, public health emergencies, war, terrorism, theft, sabotage, or vandalism. We may also fail to maintain or timely replace critical site infrastructure or equipment.
Disruptions or equipment damage could result in service interruptions and billing abatements under service level commitments. While we have, in limited past instances, provided courtesy or service-level credits, such credits may not be viewed by customers as adequate compensation. As a result, customers could seek additional remedies, including contract termination or non-renewal. Service interruptions can also lead to legal liability and reputational harm and could impair our ability to attract and retain customers. Significant or frequent disruptions could have a material adverse effect on our business, financial condition and operating results.

Confidential Treatment Requested by the Registrant
Pursuant to 17 C.F.R. Section 200.83
We depend on third parties for network connectivity, critical equipment, and utility power, and disruptions or cost increases could adversely affect our business.
We rely on computer systems, hardware, software, technology infrastructure and online sites and networks for both internal and external operations that are critical to our business (collectively, “IT and Infrastructure Systems”). We own and manage some of these IT and Infrastructure Systems but also rely on third parties for a range of IT and Infrastructure Systems and related products and services. For example, we depend on telecommunications carriers and other network providers to deliver connectivity within our data centers and interconnection between certain facilities. We also purchase critical infrastructure equipment—such as generators, batteries, switches, PDUs, transformers, switchgear, and HVAC components—from a limited number of vendors and generally do not maintain significant inventories of such equipment. Long lead times or supply disruptions could delay development and customer deployments, increase costs, and adversely affect returns.
We also rely on third parties, including utilities, to provide adequate and reliable power. Our data centers consume large amounts of electricity and have access to a finite power capacity. As customers increase power usage—especially with high-performance computing and artificial intelligence workloads—available power for future customers may be limited. Demand may exceed designed electrical capacity in certain facilities, which could constrain leasing, reduce growth, or require significant upgrades. Increases in energy costs can adversely affect operating results, particularly where costs cannot be fully passed through or where customers resist price increases.
Our data centers may experience power outages, shortages, or increases in energy costs. Reliable network connectivity within and between our data centers is important to our operations, and delays in establishing such connectivity, service interruptions, or failures could adversely affect our operations and customer relationships. In addition, material interruptions in these services could negatively impact our ability to attract or retain customers. We may also be subject to fluctuations in energy costs, including increases driven by municipal utilities or changes in fuel prices, which could reduce the cost competitiveness of certain data center locations relative to others. Historically, energy costs at our properties have been seasonal, with higher costs typically incurred during the summer months, which have affected results of operations during those periods.
Supply chain and procurement disruptions could delay development, increase costs, and harm customer relationships.
Our development and operations depend on timely delivery of equipment and materials. Global supply chain disruptions—caused by geopolitical events, trade disputes and tariffs, war, terrorism, natural disasters, public health issues, inflation, labor disputes, industrial accidents, national security concerns, and other business interruptions—could delay projects, increase costs, result in penalties, or lead to customer terminations. Customers may also face procurement constraints that delay their deployments in our facilities, reducing revenue and slowing stabilization. Although we actively manage procurement and supplier relationships, sustained disruptions could have a material adverse effect on our business, financial condition and results of operations. In addition, the ongoing military conflict between Russia and Ukraine, tensions between China and Taiwan, tensions between the United States and Venezuela as well as conflicts in the Middle East and other potential global conflicts, could lead to market disruptions, including significant volatility in commodity prices, credit and capital markets, an increase in cyber security incidents as well as supply chain disruptions.
A significant portion of our expenses is relatively fixed and decreases in revenue may disproportionately reduce profitability.
Many of our expenses—such as debt service payments, taxes, insurance, utilities, employee wages and benefits, and corporate expenses—do not decrease proportionately with reductions in operating revenue. Inflationary pressures may also increase costs, and certain expenses may rise faster than inflation. If we cannot offset increased costs through higher rates or other revenue growth, our business, financial condition and results of operations could be materially and adversely affected.
We do not own all of the buildings in which our data centers are located, and our ability to renew facility leases materially impacts our operations.
We lease certain data center space from third-party landlords. As of March 31, 2026, approximately 45% of our data centers were located on sites subject to a real estate lease. Our business could be harmed if we are

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Pursuant to 17 C.F.R. Section 200.83
unable to renew these leases on favorable terms or at all, or if lease renewals materially increase costs that cannot be offset through revenue growth. Failure to renew could require relocation of equipment and customers, which could be costly and disruptive, and could result in customer losses. In addition, strained landlord relationships or landlord failures to maintain base building systems could adversely affect our operations and customer relationships.
Cybersecurity incidents, physical breaches and other security incidents could materially impact our operations, financial condition and reputation.
We face evolving cybersecurity risks that threaten the confidentiality, integrity, and availability of our information and IT and Infrastructure Systems, including from diverse threat actors, such as state-sponsored organizations, opportunistic hackers and hacktivists, as well as through diverse attack vectors, such as social engineering/phishing, malware (including ransomware), malfeasance by insiders, human or technological error, and as a result of bugs, misconfigurations or exploited vulnerabilities in software or hardware. We may not be able to anticipate or implement effective preventive measures against security breaches, especially because the methods of attack change frequently or may not be recognized until after such attack has been launched. Additionally, cyberattacks on local and state government databases and offices, including the rising trend of ransomware attacks and of cyberattacks as a tactical risk of modern warfare, expose us to the risk of losing access to critical data and the ability to provide services to clients. The introduction of AI has also reduced the level of difficulty for bad actors to submit high quality fraudulent content as part of a cyberattack, which could make it more difficult to contain cyber breaches, identify bad actors and fraudulent activity. AI-orchestrated cyberattacks may be launched with minimal human involvement, potentially increasing both the frequency and sophistication of future attacks.
While we do not provide data management services or directly manage any of our customers’ data, our IT and Infrastructure Systems are vulnerable to a range of physical and cybersecurity risks and threats, including malicious code embedded in open-source software, or misconfigurations, “bugs” or other vulnerabilities in commercial software that is integrated into our (or our suppliers’ or service providers’) IT and Infrastructure systems. Even if vulnerabilities are publicly known or identified through our security tools, we cannot guarantee that patches or mitigating measures will be implemented before a threat actor can exploit them. Threat actors regularly launch attacks against companies in our industry, seeking to disrupt operations, prevent access to critical business records, misappropriate business information, compromise personal information of employees or visitors and to commit corporate espionage, among other things. Because our services are integrated with our customers’ systems and processes, the circumvention or failure of our cybersecurity defenses or measures could compromise the confidentiality, integrity, and availability of our customers’ own IT and Infrastructure Systems and information. And because we rely on various third party service providers for various IT and Infrastructure Systems, the circumvention or failure of a third party’s security measures could expose us to material adverse impacts, including but not limited to financial harm, and/or the misappropriation of information in our custody or control.
We are also subject to laws, rules, regulations, industry standards, and other requirements relating to the collection, use, sharing and security of third-party data, including data that relates to or identifies an individual person or that constitutes “personal data,” “personal information,” “personally identifiable information” or similar terms under applicable data privacy laws. In many cases, these laws apply not only to third-party transactions, but also to transfers of information between and among our properties and other parties with which they have commercial relations. In the event of a breach resulting in loss of data, such as personally identifiable information or other such data protected by data privacy or other laws, we may be liable for damages, fines and penalties for such losses under applicable regulatory frameworks despite not handling the data directly, and may also be subject to lawsuits or other proceedings relating to these types of incidents. Any such claim or proceeding could cause us to incur significant unplanned expenses, which could have an adverse impact on our financial condition and results of operations. Furthermore, if a high-profile security breach or cyberattack occurs with respect to another provider of mission-critical data center facilities, our customers and potential customers may lose trust in the security of these business models generally, which could harm our reputation and brand image as well as our ability to retain existing customers or attract new ones.
In addition, the regulatory framework around data custody, data protection, data privacy and breaches varies by jurisdiction and is an evolving area of law. The legal framework around privacy issues is rapidly evolving,

Confidential Treatment Requested by the Registrant
Pursuant to 17 C.F.R. Section 200.83
as the U.S., Canada, the European Union, the United Kingdom, and other countries in which we may operate now or in the future, including state and local jurisdictions therein, have adopted, are planning to enact or are revising increasingly complex and rigorous privacy, information security and data protection laws, regulations and standards that could have a significant impact on our current and planned privacy, data protection and information security-related practices, and our practices regarding the collection, use, sharing, retention, transfer, and safeguarding of personal data or third-party data. Compliance with current or future privacy, data protection, and information security laws affecting customer data or employee data to which we may be subject could result in additional costs, and our failure to comply with such laws could result in potentially significant regulatory investigations or government actions, penalties or remediation, litigation, judgments and other costs, as well as adverse publicity, loss of revenues and profits and an increase in fees payable to third parties. Ensuring that the collection, use, transfer, storage, maintenance, transfer, and other processing of data complies with applicable laws, regulations, rules, standards and contractual obligations regarding data privacy and cybersecurity in relevant jurisdictions can also increase operating costs, impact the development of new products, offerings or services, and reduce operational efficiency. As a result of the increasing awareness concerning the importance of safeguarding personal information, the potential misuse of such information and legislation that has been adopted or is being considered regarding the protection, privacy and security of personal information, information-related risks may be significant.
We expend resources to protect against these threats to our information and IT and Infrastructure Systems, but there is no assurance our security measures, including our policies, controls or procedures, will be fully implemented, complied with or effective in protecting our IT and Infrastructure Systems and information. As part of our cybersecurity program, we also regularly identify and track known security vulnerabilities in our IT and Infrastructure Systems but we cannot guarantee patches or mitigating measures will be applied before such vulnerabilities can be exploited by a threat actor. Cyberattacks are expected to accelerate on a global basis in frequency and magnitude as threat actors are becoming increasingly sophisticated in using techniques and tools—including AI—that circumvent security controls, evade detection and remove forensic evidence. As a result, we may be unable to detect, investigate, remediate or recover from future attacks or incidents, or to avoid a material adverse impact to our IT and Infrastructure Systems, Confidential Information or business. Any significant, adverse impact to the availability, integrity or confidentiality of our IT and Infrastructure Systems or information could result in litigation (including class actions), regulatory investigations, fines or penalties, increased insurance and security costs, loss of customers and reputational damage, any of which could have a material adverse effect on our business, financial condition and results of operations. We cannot guarantee that any costs and liabilities incurred in relation to an attack or incident will be covered by our existing insurance policies or that applicable insurance will be available to us in the future on economically reasonable terms or at all.
Our data center properties may be difficult to repurpose, which could limit our ability to sell or reposition assets and increase downside risk.
Our data centers are specifically designed to house and operate computing and networking equipment and include specialized electrical and mechanical infrastructure. If we are unable to sell available space or if market demand shifts away from the characteristics of a particular facility, we may be required to incur significant capital expenditures to reposition the property, and such repurposing may not be feasible or economical. This could reduce asset liquidity, impair values, and have a material adverse effect on our business, financial condition and results of operations.
Financial Risks
The data center business is capital-intensive, and we may be unable to raise sufficient capital on acceptable terms to meet our needs.
Constructing, developing, operating, renovating, and maintaining data centers requires substantial capital. We often must invest significant amounts before generating revenue, and anticipated demand may not materialize, leaving us with excess capacity. Development delays, cost overruns, and procurement constraints can further increase capital needs.
We are required to fund the costs of constructing, developing, operating, renovating and maintaining our data centers and growing our operations with cash. We may need to raise additional funds through debt or equity

Confidential Treatment Requested by the Registrant
Pursuant to 17 C.F.R. Section 200.83
financings to meet operating and capital requirements. Financing may not be available when needed or may not be available on satisfactory terms. Our access to capital depends on economic and financial market conditions, investor perceptions, our existing leverage, limitations on our ability to incur debt under our existing debt agreements, our earnings and cash flow, and the market price of our common stock. Interest rate volatility can increase borrowing costs, reduce property values, and adversely affect refinancing terms. If we cannot generate sufficient cash from operations or obtain additional financing, we may be unable to pursue potential expansion capital expenditures or we may need to curtail capital expenditures, delay projects, or prioritize among investments, which could materially and adversely affect our business, financial condition and results of operations.
Our operating results may fluctuate.
We may experience fluctuations in our results of operations. The fluctuations in our operating results may cause the market price of our common stock to be volatile. We may experience significant fluctuations in our operating results in the foreseeable future due to a variety of factors, including:
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demand for space, power and services at our data centers;

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changes in general economic conditions, such as an economic downturn, or specific market conditions in the industries in which our customers operate;

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the duration of the sales cycle for our business offerings;

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the timing and logistics required for customer implementation of new programs such as our hybrid cloud solution;

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acquisitions or dispositions we may make or be a part of;

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the financial condition and credit risk of our customers;

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the provision of customer discounts and credits;

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the mix of current and proposed products and offerings and the gross margins associated with our products and offerings;

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the timing required for new and future data centers to open or become fully utilized;

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competition in the markets in which we operate;

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conditions related to international operations;

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increasing repair and maintenance expenses in connection with our data centers;

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lack of available capacity in our existing data centers to generate new revenue or delays in opening new or acquired data centers that delay our ability to generate new revenue in markets which have otherwise reached capacity;

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the timing and magnitude of other operating expenses, including taxes, expenses related to the expansion of sales, marketing, operations and acquisitions, if any, of complementary businesses and assets;

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the cost and availability of adequate public utilities, including power;

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changes in employee stock-based compensation;

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overall inflation and inflationary pressures, which may increase costs for materials, supplies, and services;

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disruptions and inefficiencies in the supply chain;

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increasing interest expense due to any increases in interest rates and/or potential additional debt financings;

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changes in our tax planning strategies or failure to realize anticipated benefits from such strategies;

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changes in income tax benefit or expense; and

Confidential Treatment Requested by the Registrant
Pursuant to 17 C.F.R. Section 200.83
•
changes in or new accounting principles generally accepted in the United States as periodically released by the Financial Accounting Standards Board.

Any of the foregoing factors, or other factors discussed elsewhere in this prospectus, could have a material adverse effect on our business, results of operations and financial condition. Although we have experienced positive revenue growth in the past, this growth rate is not necessarily indicative of future operating results. We may not be able to generate net income on a quarterly or annual basis in the future. In addition, a relatively large portion of our expenses is fixed in the short term. Therefore, our results of operations are particularly sensitive to fluctuations in revenue. As such, comparisons to prior reporting periods should not be relied upon as indications of our future performance, and our results of operations for any quarter may not be indicative of the results that may be achieved for a full fiscal year. As a result, our operating results in one or more reporting periods may fail to meet the expectations of securities analysts or investors.
Losses to our properties may not be covered by insurance or may exceed coverage limits.
Our properties are subject to risks from earthquakes, storms, hurricanes, floods, fires, and other natural disasters, as well as riots, terrorism, and war. While we maintain insurance, coverage may be insufficient to cover all losses, and premiums, deductibles, and exclusions may increase over time, particularly for climate-related risks. In addition, we may discontinue or alter these policies on some or all our properties in the future if the cost of premiums for any of these policies exceeds, in our judgment, the value of the coverage relative to the risk of loss. If we experience an uninsured loss or losses exceeding coverage limits, we could lose invested capital and anticipated future cash flows. Even where insured, business interruption and rental loss insurance may not fully compensate for lost revenue, and a casualty event could cause customers to terminate or not renew agreements. While we monitor the solvency of our insurance carriers, it can be difficult to evaluate the stability and net assets or capitalization of insurance companies, and any insurer’s ability to meet its claim payment obligations.
Increases in property taxes or other state and local taxes could adversely affect our results if such costs cannot be passed through to customers.
We are subject to state and local taxes, including real and personal property taxes, that may increase as a result of changes in tax rates or reassessments. We may appeal increased assessments, but there is no assurance we will succeed. Our customer agreements, except in the case of select triple-net leases, generally do not allow us to increase rent as a result of increases in property or other similar taxes. If property or other similar taxes increase and we cannot offset those increases through higher rents on new customer agreements or renewals, our cash flows and ability to make distributions to stockholders could be adversely affected.
Our estimates of market opportunity, potential expansion capacity, potential AFFO growth opportunities and target leverage may prove to be inaccurate.
Our estimates of market opportunity, potential AFFO growth opportunities and target leverage are subject to significant uncertainties and are based on assumptions and estimates that may not prove to be accurate. Significant variables and assumptions are included in these estimates and targets and are subject to change over time. There can be no assurance that we will be successful in achieving our targets or pursuing, or realizing the benefits of, any of the potential opportunities that we have identified in the estimated amounts, within the timeframe identified, or at all.
The methodology and assumptions used to estimate market opportunities may differ materially from the methodologies and assumptions used by other companies to estimate market opportunities. In preparing such estimates, we have relied on market reports by various research and consulting firms, the accuracy of which we have not independently verified, as well as internal estimates and forecasts. Alternatives to our services may present themselves, and competing services may be more successful, which could substantially undermine or reduce the market for our products, services and solutions. Any expansion in our market depends on a number of factors, including the cost, performance and perceived value associated with our services.
We have identified approximately $4 billion of potential expansion capital expenditure opportunities, representing approximately 670 MW of potential expansion capacity, within our existing portfolio for which we have not yet entered into definitive contracts. There can be no assurance that we will complete any

Confidential Treatment Requested by the Registrant
Pursuant to 17 C.F.R. Section 200.83
expansion projects on the terms currently contemplated, or at all, that the actual cost of completion will not exceed our estimates, or that we will be able to lease such capacity at current or higher rates, or at all.
Our estimates regarding our AFFO growth opportunities are based on several assumptions, which may prove to be inaccurate. There is no guarantee that we will be able to benefit from annual contractual escalators, leasing spreads or power pass-through pricing mechanisms in any of our existing or future contracts, nor is there any guarantee that customer churn rates do not increase or that switching costs remain high. Additionally, we may be unable to operationalize under-roof growth of brownfield projects, achieve our targeted 4x to 6x build multiple or leverage our long-term contracts, space and power capacity at the levels we expect, or at all. In particular, our actual initial build multiple from, payback periods for and costs of our brownfield and expansion projects may differ substantially from our targets based on numerous factors, including unanticipated expenses, delays in the estimated start and/or completion date, delays and/or difficulties in leasing capacity, failure to achieve estimated occupancy and rental rates, inability to collect anticipated revenues, customer bankruptcies and unanticipated expenses at our data centers that we cannot pass on to customers. Finally, we may be unable to complete or fully achieve any expected or future strategic lease buyouts, site level mergers and acquisitions or other optimization of our balance sheet. As a result of any or all of these factors, individually or in the aggregate, we may not achieve AFFO growth within the timeframe identified, or at all.
To the extent that our performance declines and our revenues or net income materially decrease compared to prior periods, our existing leverage levels may increase or we may be required to obtain additional debt financing to achieve our goals or operate our business. As a result, we may be unable to achieve, or maintain, our targeted leverage level.
Regulatory, Legal, and Environmental Risks
We may incur significant costs complying with laws and regulations, and changes in regulation could materially and adversely affect our business, financial condition and results of operations.
Our properties and operations are subject to numerous laws and regulations in the United States and internationally, including fire and life safety requirements, accessibility requirements, environmental and occupational safety rules, and evolving regulations related to cybersecurity, operational resilience, sustainability, and data privacy. In jurisdictions experiencing shortages of power, land, or water resources, governments may impose additional restrictions on data center development, including requirements related to energy efficiency, water usage, emissions, and community impact. Compliance can be costly and time-consuming. If we are found to be non-compliant, we could face fines, penalties, remediation requirements, and reputational harm.
We are also subject to sanctions, export controls, anti-corruption laws, and other national security-related regulations in the U.S. and abroad. Our business must be conducted in compliance with applicable economic and trade sanctions laws and regulations, such as those administered and enforced by the U.S. Department of the Treasury’s Office of Foreign Assets Control, the U.S. Department of State, the United Nations Security Council, the United Kingdom, and Canada; as well as export control and import control laws and regulations, such as the U.S. Export Administration Regulations administered by the U.S. Department of Commerce, and the U.S. Customs and Border Protection regulations. Economic sanctions and export control laws and regulations may prohibit or restrict transactions, including the shipment of certain products and services, to embargoed, sanctioned or restricted countries, governments, and persons, as well as shipments for certain end uses (e.g., military end uses). Complying with sanctions and export controls laws and regulations may be time-consuming and result in the delay or loss of revenue opportunities. Enforcement activity in these areas has increased, and violations can result in severe civil and criminal penalties and restrictions on our business. While we have informed our employees that they must comply with applicable laws and regulations, we currently do not have written policies or procedures, or formal internal processes, to comply with export controls or sanctions regulations. We therefore cannot ensure that we, or third parties who we do not control, have complied or will comply in the future with all laws or regulations in this regard. Failure by our employees, representatives, contractors, partners, agents, intermediaries, or other third parties to comply with applicable laws and regulations also could have negative consequences to us, including reputational harm, government investigations, loss of export privileges and penalties.

Confidential Treatment Requested by the Registrant
Pursuant to 17 C.F.R. Section 200.83
Changes to sanctions and export or import restrictions in the jurisdictions in which we operate could further impact our ability to do business in certain parts of the world and to do business with certain persons and entities, which could adversely affect our business, operating results, financial condition, and future prospects. For example, the Remote Access Security Act, which recently passed the U.S. House of Representatives, could put restrictions on our customers’ ability to provide remote access to computing resources which would have a negative effect on our business and future prospects. Any change in export or import regulations, economic sanctions, or related legislation, shift in the enforcement or scope of existing regulations, or change in the countries, governments, persons, or technologies targeted by such regulations, could result in decreased sales of our solutions and services to existing or potential customers outside of the U.S. Any decreased sales of our solutions or services or limitation on our ability to export or sell our solutions or services would adversely affect our business, operating results, financial condition, and future prospects.
In addition, various laws and governmental regulations, both in the U.S. and abroad, governing internet-related services, related communications services and information technologies remain largely unsettled. We expect there may also be forthcoming regulation in areas of regulating the responsible use of AI and the introduction of heightened measures to be adopted with respect to cybersecurity, operational resilience, data privacy, sustainability, taxation and data security, any of which could impact us or our customers.
We strive to comply with all laws and regulations that apply to our business. However, as these laws evolve, they may be subject to varying interpretations and regulatory discretion. To the extent a regulator or court disagrees with our interpretation of these laws and determines that our practices are not in compliance with applicable laws and regulations, we could be subject to civil and criminal penalties that could adversely affect our business operations. The adoption, or modification of laws or regulations relating to the internet and our business, or interpretations of existing laws, could have a material adverse effect on our business, financial condition and results of operations.
We may be subject to litigation, and our contracts with customers could expose us to significant liability.
From time to time, we may be called upon to defend claims relating to our business operations. Litigation is inherently uncertain, and adverse outcomes could result in significant damages, legal fees, and management distraction. In the ordinary course, customer contracts often include indemnification, limitation of liability, and service level provisions. Certain events—such as outages, security incidents, or alleged breaches—could lead to claims for monetary damages and significant defense costs, including under assumed contracts from acquisitions. We may also become subject to securities class actions or similar litigation, which can be costly and distracting and could have a material adverse effect on our business, financial condition and results of operations.
Any failure of our physical or information technology or operational technology infrastructure or services could lead to significant costs and disruptions.
Our business depends on providing customers with highly reliable services, including with respect to power supply, physical security, cybersecurity, and maintenance of environmental conditions. We may fail to provide such services because our operations are vulnerable to, among other things, mechanical or telecommunications failure, power outage, human error, physical or electronic security breaches, cyberattacks, war, terrorism, fire, earthquake, pandemics, hurricane, flood and other natural disasters, sabotage and vandalism.
Substantially all of our customer agreements include terms requiring us to meet certain service level commitments. A failure to meet these or other commitments or equipment damage in our data centers could subject us to contractual liability, including service level credits against customer rent payments, legal liability and monetary damages, regulatory sanctions, or, in certain cases of repeated failures, the right by the customer to terminate the agreement. Service interruptions, equipment failures or security breaches could also materially impact our brand and reputation globally and lead to customer contract terminations or non-renewals and an inability to attract customers in the future.
Tax matters, including changes in corporate tax laws, developments relating to “Pillar Two” minimum tax rules, and disagreements with taxing authorities, could impact our financial results and cash taxes payable.
We conduct business across the United States and in Canada and the United Kingdom and file income tax returns in each of these jurisdictions. Significant judgment is required in our accounting for income taxes. In

Confidential Treatment Requested by the Registrant
Pursuant to 17 C.F.R. Section 200.83
the ordinary course of our business, there are transactions and calculations for which the most appropriate tax treatment is unsettled or unresolved. In addition, changes in tax laws and regulations, in addition to conflicts in administrative interpretations and other tax guidance, could materially impact our provision for income taxes, deferred tax assets and liabilities and liabilities for uncertain tax positions.
On July 4, 2025, the One Big Beautiful Bill Act (“the 2025 Tax Act”) was enacted into law. The 2025 Tax Act includes significant changes to the U.S. tax code, including reinstatement of 100% bonus depreciation for qualifying property. Additionally, the 2025 Tax Act eases the statutory limitation on interest expense deductions under Section 163(j) of the Internal Revenue Code by allowing companies to calculate their income for Section 163(j) purposes before deducting depreciation and amortization. We will continue to monitor development and evaluate the impact of the 2025 Tax Act on our financial statements and business operations.
The Organization for Economic Co-operation and Development (the “OECD”) has introduced a framework to implement a global minimum corporate tax, referred to as “Pillar Two”. These rules have been adopted or partially adopted in certain jurisdictions and may continue to evolve. Depending on how these rules are implemented and interpreted in the jurisdictions in which we operate, they could increase our effective tax rate and cash taxes. We continue to evaluate the impacts of these developments on our operations.
Issues relating to tax audits or examinations and any related interest or penalties and uncertainty in obtaining deductions or credits claimed in various jurisdictions could also impact the accounting for income taxes. Our results of operations are reported based on our determination of the amount of taxes we owe in various tax jurisdictions, and our provision for income taxes and tax liabilities are subject to review or examination by taxing authorities in applicable tax jurisdictions. An adverse outcome of such a review or examination could adversely affect our business, financial condition and results of operations, and the results of tax examinations and audits could have a negative impact on our results of operations and financial condition where the results differ from the liabilities recorded in our financial statements.
Our ability to use our net operating loss carryforwards and certain other tax attributes may be limited.
As of December 31, 2025, the Company has U.S. federal net operating loss (“NOL”) carryforwards of $118.2 million generated in tax years 2018 through 2025, of which all will carry forward indefinitely. The Company has state and local NOL carryforwards of $24.7 million, of which the majority has a 20 year carryforward period. Additionally, the Company has foreign NOL carryforwards of $13.1 million, of which the carryforward period varies from five years to indefinite. In addition, we have material “Section 163(j)” carryforwards arising from interest expense deductibility limitations in prior years for United States federal and state purposes. Realization of these net operating loss and Section 163(j) interest deduction carryforwards depends on our future taxable income, and it is possible that these amounts will not be usable in the near-term. Any changes in law or the inability to otherwise use these carryforwards in the future (including as the result of any audit or other tax proceeding) could adversely impact our financial statements, effective tax rate and cash flows.
In addition, under Sections 382 and 383 of the Internal Revenue Code, if a corporation undergoes an “ownership change,” generally defined as a greater than 50% cumulative change (by value) in ownership by “5 percent shareholders” over a rolling three-year period, the corporation’s ability to use its pre-change NOLs and other pre-change tax attributes to offset its post-change income or taxes may be limited. We may in the future experience ownership changes as a result of shifts in our stock ownership or as a result of the present and future offerings of our shares. As a result, if we earn net taxable income, our ability to use our pre-change U.S. NOL carryforwards and other tax attributes to offset U.S. federal taxable income may be subject to limitations, which could potentially result in increased future tax liability to us. Similar provisions of state tax law may also apply to limit our use of accumulated state tax NOLs. In addition, at the state level, there may be periods during which the use of NOLs is suspended or otherwise limited, which could accelerate or permanently increase our state income tax liabilities. As a result of the foregoing, we may be unable to use all or a material portion of our net operating losses and other tax attributes, which could adversely affect our future cash flows.
We will be required to pay our pre-IPO stockholder or its transferees for certain tax benefits, which amounts are expected to be material.
We will enter into an income tax receivable agreement (“TRA”), which will provide for the payment by us to our pre-IPO stockholder or its permitted transferees of 85% of the benefits, if any, that we and our subsidiaries

Confidential Treatment Requested by the Registrant
Pursuant to 17 C.F.R. Section 200.83
realize, or are deemed to realize (calculated using certain assumptions) in U.S. federal, state, local, Canadian and United Kingdom income tax savings as a result of the utilization (or deemed utilization) of certain existing tax attributes. These include tax benefits arising as a result of: (i) all depreciation and amortization deductions, and any offset to taxable income and gain or increase to taxable loss, resulting from the tax basis that we have in our and our subsidiaries’ intangible assets as of this offering, and (ii) the utilization of certain of our and our subsidiaries’ U.S. federal, state, local, Canadian and United Kingdom net operating losses, non-capital losses, tax credits and disallowed interest expense carryforwards, if any, attributable to periods prior to this offering (collectively, the “Pre-IPO Tax Benefits”). Actual tax benefits realized by us may differ from tax benefits calculated under the TRA as a result of the use of certain assumptions in the TRA, including assumptions relating to state and local income taxes, to calculate tax benefits.
The actual utilization of the Pre-IPO Tax Benefits as well as the timing of any payments under the TRA will vary depending upon a number of factors, including the amount, character and timing of our and our subsidiaries’ taxable income in the future.
We have significant net operating losses and disallowed interest expense carryforwards as well as material existing tax basis. We expect that the payments we make under the TRA will be material. Although estimating the amount and timing of payments that may become due under the TRA is by its nature imprecise, we expect that, assuming no material changes in the relevant tax law, and that we and our subsidiaries earn sufficient income to realize the full Pre-IPO Tax Benefits subject to the TRA, the future payments under the TRA will aggregate to between $      million and $      million, ranging from approximately $      million and $      million per year over the next       years. Payments in accordance with the terms of the TRA could have an adverse effect on our liquidity and financial condition. Any future changes in the realizability of the Pre-IPO Tax Benefits will impact the amount of the liability under the TRA. The payments under the TRA are not conditioned upon our pre-IPO stockholder’s continued ownership of us.
These payment obligations are our obligations and not obligations of any of our subsidiaries. Because we are a holding company with no operations of our own, our ability to make payments under the TRA is dependent on the ability of our subsidiaries to make distributions to us. We currently expect to fund these payments from cash flow from operations generated by our subsidiaries. There can be no assurance that we will be able to fund or finance our obligations under the TRA. We may need to incur debt to finance payments under the TRA if our cash from operations is insufficient to meet our obligations under the TRA as a result of timing discrepancies or otherwise. To the extent we are unable to make payments under the TRA for any reason (including where our debt obligations restrict the ability of our subsidiaries to make distributions to us), under the terms of the TRA such payments will be deferred and accrue interest until paid. If we are unable to make payments under the TRA for any reason, such payments may be deferred indefinitely while accruing interest at a per annum rate of       % (in the case of the deferral of such payments as a result of restrictions imposed under our debt obligations) or       % (in the case of the deferral of such payments for any other reason). These deferred payments could negatively impact our financial results and could also affect our liquidity in future periods in which such deferred payments are made.
For additional information related to the TRA, see “Certain Relationships and Related Party Transactions—Income Tax Receivable Agreement.”
We will not be reimbursed for any payments made to our pre-IPO stockholder (or its transferees or assignees) under the TRA in the event that any tax benefits are disallowed.
Payments under the TRA will be based on the tax reporting positions that we determine, and the U.S. Internal Revenue Service (the “IRS”), or another tax authority, may challenge all or part of our net operating losses, existing tax basis or other tax attributes or benefits we claim, as well as other related tax positions we take and which generate payments under the TRA. We will not be reimbursed for cash payments previously made under the TRA in the event that any tax benefits initially claimed by us and for which payment has been made are subsequently challenged by a taxing authority disallowed. Instead, any excess cash payments made by us under the TRA will be applied against any future cash payments that we might otherwise be required to make under the terms of the TRA. However, we might not determine that we have effectively made an excess cash payment for a number of years following the initial time of such payment and, if any of our tax reporting positions are challenged by a taxing authority, we will not be permitted to reduce any future cash payments under the TRA until any such challenge is finally settled or determined. Moreover, the excess cash payments

Confidential Treatment Requested by the Registrant
Pursuant to 17 C.F.R. Section 200.83
we previously made under the TRA could be greater than the amount of future cash payments available to be offset under the TRA. As a result, payments could be made under the TRA significantly in excess of any tax savings that we realize in respect of the tax attributes that are the subject of the TRA.
In certain cases, payments under the TRA to our pre-IPO stockholder (or its transferees or assignees) may be accelerated or significantly exceed any actual benefits we realize in respect of the tax attributes subject to the TRA and could make us a less attractive acquisition target.
The TRA provides that upon certain changes of control we will be required to accelerate payments under the TRA calculated based on valuation assumptions, including those relating to our and our subsidiaries’ future taxable income, using a discount rate equal to       %, which may differ from our, or a potential acquirer’s, then-current cost of capital. Additionally, if we sell or otherwise dispose of any of our subsidiaries in a transaction that is not a change of control, we will be required to accelerate payments under the TRA attributable to the Pre-IPO Tax Benefits of such subsidiary that is sold or disposed of, applying the assumptions described above. Furthermore, if we breach any of our material obligations under the TRA, then all of our payment and other obligations under it will be accelerated and will become due and payable, and we will be required to make a payment under the TRA, applying the assumptions described above. As a result, we could be required to make payments under the TRA that are greater than the actual cash savings we and our subsidiaries ultimately realize in respect of the Pre-IPO Tax Benefits. In these situations, our obligations under the TRA could have a substantial negative impact on our, or a potential acquirer’s, liquidity and could have the effect of delaying, deferring, modifying the terms or structure of, or preventing potential mergers, other forms of business combinations or change of control transactions. As a result, the obligation to make payments under the TRA, including the acceleration of our obligation to make payments in the event of a “change of control,” could make us a less attractive target for a future acquisition. In addition, we could be required to make payments under the TRA that are substantial and in excess of our, or a potential acquirer’s, actual cash income tax savings.
Similarly, decisions we make in the course of running our business, including with respect to asset sales, may influence the timing and amount of payments made under the TRA. For example, an earlier disposition of assets resulting in an accelerated use of existing basis or available net operating losses may accelerate payments under the TRA and increase the present value of such payments.
If we fail to protect our proprietary intellectual property rights adequately, our competitive position could be impaired, and we may lose valuable assets, generate reduced revenue and incur costly litigation to protect our rights.
Our success depends, in part, on our ability to protect our proprietary intellectual property rights, including certain methodologies, practices, tools, technologies and technical expertise we use in designing, developing, implementing and maintaining applications and processes used in providing our services. We rely on a combination of patent, trademark, trade secrets and other intellectual property laws, non-disclosure agreements with our employees, consultants, customers and other relevant persons, and other measures to protect our intellectual property, including our brand identity. However, the steps we take to protect our intellectual property may be inadequate, and we may choose not to pursue or maintain protection for our intellectual property in the United States or foreign jurisdictions. We will not be able to protect our intellectual property if we are unable to enforce our rights or if we do not detect unauthorized use of our intellectual property. Despite our precautions, it may be possible for unauthorized third parties to copy our technology and use information that we regard as proprietary to create technology that competes with ours. In addition, the laws of some countries do not protect proprietary rights to the same extent as the laws of the United States, and mechanisms for enforcement of intellectual property rights in some foreign countries may be inadequate. To the extent we expand our international activities, our exposure to unauthorized copying and use of our technologies and proprietary information may increase. Accordingly, despite our efforts, we may be unable to prevent third parties from infringing upon or misappropriating our technology and intellectual property.
We rely in part on trade secrets, proprietary know-how and other confidential information to maintain our competitive position. Although we enter into non-disclosure and invention assignment agreements with our employees, enter into non-disclosure agreements with our customers, consultants and other parties with whom

Confidential Treatment Requested by the Registrant
Pursuant to 17 C.F.R. Section 200.83
we have strategic relationships and business alliances and enter into intellectual property assignment agreements with our consultants and vendors, no assurance can be given that these agreements will be effective in controlling access to and distribution of our technology and proprietary information. In addition, these agreements do not prevent our competitors from independently developing technologies that are substantially equivalent or superior to our products.
To protect our intellectual property rights, we may be required to spend significant resources to monitor and protect these rights. Litigation may be necessary in the future to enforce our intellectual property rights and to protect our trade secrets. Such litigation could be costly, time consuming and distracting to management and could result in the impairment or loss of portions of our intellectual property. Furthermore, our efforts to enforce our intellectual property rights may be met with defenses, counterclaims and countersuits attacking the validity and enforceability of our intellectual property rights. Our inability to protect our proprietary technology, as well as any costly litigation or diversion of our management’s attention and resources, could disrupt our business, as well as have a material adverse effect on our financial condition and results of operations.
We may in the future be subject to intellectual property disputes, which are costly to defend and could harm our business and operating results.
We may from time to time face allegations that we have infringed the patents, copyrights, trademarks and other intellectual property rights of third parties, including from our competitors. We may be unaware of the intellectual property rights that others may claim cover some or all of our technology or services. Patent and other intellectual property litigation may be protracted and expensive, and the results are difficult to predict and may require us to stop using certain technologies or offering certain services or may result in significant damage awards or settlement costs.
Even if these matters do not result in litigation or are resolved in our favor or without significant cash settlements, these matters, and the time and resources necessary to litigate or resolve them, could divert the time and resources of our management team and harm our business, our operating results and our reputation.
Environmental liabilities, climate change, and related regulations could increase costs, disrupt operations, and reduce demand for our facilities.
Environmental liabilities such as contamination, compliance deficiencies, asbestos-containing materials, and indoor air quality issues could arise and require costly investigation or remediation. Federal, state and local laws and regulations relating to the protection of the environment may require a current or previous owner or operator of real estate to investigate and remediate hazardous or toxic substances or petroleum product releases at or from our property, regardless of fault. In addition, we could incur costs to comply with environmental health and safety laws and regulations, the violation of which could lead to substantial fines and penalties.
Climate change may increase the frequency and severity of extreme weather events—including droughts, heat waves, fires, hurricanes, tornadoes, rising sea levels, and flooding—which could cause physical damage, disrupt power supply, increase cooling costs, and reduce demand for or value of affected properties. An increase in the frequency, duration and severity of such extreme weather events and/or our failure to prevent or mitigate the impact of such events on our customers could have a material adverse effect on our business. Changes in average temperatures may increase operating costs, particularly for cooling.
Climate regulation is evolving rapidly. New or changing laws—such as carbon taxes, emissions reporting requirements, energy efficiency standards, or restrictions on fossil fuels—could increase electricity costs and require capital expenditures or operational changes. In addition, our customers, investors, and other stakeholders may impose sustainability expectations that require us to incur additional costs. These stakeholder requests, along with evolving laws and regulations, could limit our ability to develop new facilities or result in substantial compliance costs, maintenance costs, repair costs, retrofit costs and construction costs, including capital expenditures for environmental control facilities and other new equipment. If we fail to meet such stakeholder expectations, or if there is controversy or shifting public policy regarding sustainability initiatives, our reputation, customer relationships, investor demand, and share price could be adversely affected.

Confidential Treatment Requested by the Registrant
Pursuant to 17 C.F.R. Section 200.83
We may fail to achieve our sustainability objectives and pursuing them may increase costs and expose us to scrutiny.
We have established sustainability objectives, including long-term goals of procuring 100% clean and renewable energy coverage and reducing our GHG emissions from our operations and supply chain. Achieving these goals may require additional costs for data collection, measurement, reporting, procurement strategies, and operational changes. Renewable energy procurement or low-carbon alternatives may be more expensive than conventional sources, and facility modifications to improve efficiency may require significant capital expenditures.
There is no assurance we will achieve our sustainability objectives on the timeline we anticipate, or that stakeholders will view our efforts as sufficient. Changes in political administrations, regulatory priorities, or public sentiment could also increase scrutiny, compliance burdens, or litigation risk related to sustainability goals and disclosures. Any failure to achieve stated goals, or significant controversy regarding those goals or related disclosures, could adversely affect public perception of our business, employee morale, customer demand, investor interest, and our share price.
Risks Related to Our Indebtedness
Our substantial indebtedness could adversely affect our financial condition and ability to raise additional capital to fund our operations and limit our ability to react to changes in the economy or our industry.
We have a significant amount of indebtedness. As of March 31, 2026, we had $734.0 million of borrowings outstanding under our $800.0 million Revolving Credit Facility and $4.3 billion outstanding under our securitized notes, all of which is secured.
Subject to the limitations contained in the documents governing our indebtedness, we may incur substantial additional debt from time to time to finance working capital, capital expenditures, investments, acquisitions or for other purposes. If we do incur substantial additional debt, the risks related to our high level of debt could intensify. Our substantial indebtedness could have important consequences for us and our stockholders. For example, it could:
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make us more vulnerable to changes in our business, our industry, or the economy;

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limit our ability to obtain additional financing to fund working capital, capital expenditures, investments, acquisitions or other general corporate requirements;

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require us to dedicate a substantial portion of our cash flow from operations to the payment of interest and the repayment of our indebtedness instead of other purposes, thereby reducing the amount of cash flow available for working capital, capital expenditures, investments, acquisitions and other general corporate purposes;

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limit our flexibility in planning for, or reacting to, changes in the industry in which we compete;

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make us more highly leveraged than some of our competitors, which may place us at a competitive disadvantage;

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restrict us from making strategic acquisitions, engaging in development activities, or exploiting business opportunities;

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limit, along with the restrictive covenants in our indebtedness, among other things, our ability to borrow additional funds or dispose of assets; and

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expose us to the risk of increased interest rates, as certain of our borrowings, including borrowings under the Revolving Credit Facility, are at variable rates of interest.

In addition, the credit agreement governing the Revolving Credit Facility (the “Credit Agreement”) and the indentures governing our securitized notes (the “Indentures”) contain restrictive covenants that limit our ability to engage in activities that may be in our long-term best interest. Our failure to comply with those covenants could result in an event of default which, if not cured or waived, could result in the acceleration of such indebtedness. Any event of default under the agreements governing our indebtedness could result in the

Confidential Treatment Requested by the Registrant
Pursuant to 17 C.F.R. Section 200.83
applicable lenders or noteholders declaring all outstanding principal and interest to be due and payable, terminating their commitments to provide additional funding and foreclosing against the assets securing their indebtedness.
Despite our substantial indebtedness, we may still be able to incur significantly more debt, including secured debt, which could intensify the risks associated with our indebtedness.
We and our subsidiaries may be able to incur substantial indebtedness in the future. Although our existing debt agreements, including the terms of the Credit Agreement and the Indentures, contain restrictions on our and our subsidiaries’ ability to incur additional indebtedness, these restrictions are subject to a number of important qualifications and exceptions, and the indebtedness incurred in compliance with these restrictions could be substantial. These restrictions do not prevent us from incurring obligations that do not constitute indebtedness. As of March 31, 2026, we had $66.0 million available for additional borrowing under the Revolving Credit Facility, all of which would be secured. Although we intend to use a portion of the net proceeds of this offering to repay in full all outstanding borrowings under the Revolving Credit Facility, we may re-borrow any or all of such amounts under the Revolving Credit Facility in the future for working capital, capital expenditures or other general corporate purposes, which would increase our indebtedness following the closing of this offering. In addition to our securitized notes and our borrowings under the Revolving Credit Facility, the covenants under the Credit Agreement and the Indentures and under any other of our existing or future debt instruments could allow us to incur a significant amount of additional indebtedness and, subject to certain limitations, such additional indebtedness could be secured. The more leveraged we become, the more we, and in turn our security holders, will be exposed to certain risks described above under “—Our substantial indebtedness could adversely affect our financial condition and ability to raise additional capital to fund our operations and limit our ability to react to changes in the economy or our industry.”
We may not be able to generate sufficient cash to service all of our indebtedness and to fund our working capital and capital expenditures, and may be forced to take other actions to satisfy our significant debt service obligations, which would adversely affect our financial condition and results of operations.
Our ability to pay principal and interest on, and satisfy, our debt obligations will depend upon, among other things:
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our future financial and operating performance, which will be affected by prevailing economic, industry, and competitive conditions and financial, business, legislative, regulatory, and other factors, many of which are beyond our control;

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our future ability to refinance or restructure our existing debt obligations, which depends on, among other things, the condition of the capital markets, our financial condition, and the terms of existing or future debt agreements; and

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our future ability to borrow under our Revolving Credit Facility, the availability of which depends on, among other things, our compliance with the covenants in the Credit Agreement.

We cannot assure you that our business will generate cash flow from operations, or that we will be able to draw under our Revolving Credit Facility, in an amount sufficient to fund our liquidity needs. If our cash flows and capital resources are insufficient to service our indebtedness, we may be forced to reduce or delay capital expenditures, sell assets, seek additional capital, or restructure or refinance our indebtedness. These alternative measures may not be successful and may not permit us to meet our scheduled debt service obligations. Our ability to restructure or refinance our debt will depend on the condition of the capital markets and our financial condition at such time. Any refinancing of our debt could be at higher interest rates and may require us to comply with more onerous covenants, which could further restrict our business operations. We cannot assure you that we will be able to restructure or refinance any of our debt on commercially reasonable terms or at all. In addition, the terms of existing or future debt agreements, including the Credit Agreement and the Indentures, may restrict us from adopting some of these alternatives. In the absence of such operating results and resources, we could face substantial liquidity problems and might be required to dispose of material assets or operations to meet our debt service and other obligations. We may not be able to consummate those dispositions for fair market value or at all. Furthermore, any proceeds that we could realize from any such dispositions may not be adequate to meet our debt service obligations then due. Brookfield and our other equity holders have no continuing obligation to provide us with debt or equity financing. Our inability to

Confidential Treatment Requested by the Registrant
Pursuant to 17 C.F.R. Section 200.83
generate sufficient cash flow to satisfy our debt obligations, or to refinance our indebtedness on commercially reasonable terms or at all, could result in a material adverse effect on our business, results of operations and financial condition.
If we cannot make scheduled payments on our indebtedness, we will be in default, and our lenders and noteholders could declare all outstanding principal and interest to be due and payable and terminate their commitments to provide additional funding, foreclose against the assets securing their indebtedness and we could face financial distress.
If our indebtedness is accelerated, we may need to repay or refinance all or a portion of our indebtedness. There can be no assurance that we will be able to obtain sufficient funds to enable us to repay or refinance our debt obligations on commercially reasonable terms, or at all.
Repayment of our debt is dependent on cash flow generated by our subsidiaries.
We are a holding company and have no material assets other than our investment in the equity interests of our subsidiaries and no direct operations other than activities directly related to our ownership of equity interests in our subsidiaries. Accordingly, repayment of indebtedness is dependent on the generation of cash flow by our subsidiaries and their ability to make such cash available to us by dividend, debt repayment, or otherwise. Our subsidiaries may not be able to, or may not be permitted to, make distributions to enable us to make payments in respect of their respective indebtedness. Each of our subsidiaries is a distinct legal entity, and under certain circumstances legal and contractual restrictions may limit our ability to obtain cash from them, and we may be limited in our ability to cause any future joint ventures to distribute their earnings to us. While our debt agreements limit our and our subsidiaries’ ability to incur consensual restrictions on their respective ability to pay dividends or make other intercompany payments to us, these limitations are subject to certain qualifications and exceptions. In the event that we do not receive distributions from our subsidiaries, we may be unable to make required principal and interest payments on our indebtedness.
Our debt agreements contain restrictions that limit our flexibility in operating our business.
The Credit Agreement contains, and any other existing or future indebtedness of ours would likely contain, a number of covenants that will impose significant operating and financial restrictions on us, including restrictions on our and our subsidiaries’ ability to, among other things:
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incur additional debt, guarantee indebtedness, or issue certain preferred shares;

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pay dividends on or make distributions in respect of, or repurchase or redeem, our capital stock or make other restricted payments;

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prepay, redeem, or repurchase certain debt;

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make loans or certain investments;

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sell certain assets;

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create liens on certain assets;

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consolidate, merge, sell, or otherwise dispose of all or substantially all of our assets;

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enter into certain transactions with affiliates;

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substantially alter the businesses we conduct; and

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enter into agreements restricting our subsidiaries’ ability to pay dividends.

In addition, the Indentures contain covenants that restrict the ability of certain of our subsidiaries to incur additional debt or create liens on the assets covered by such Indentures.
As a result of these covenants, we will be limited in the manner in which we conduct our business, and we may be unable to engage in favorable business activities or finance future operations or capital needs.
A failure to comply with the covenants under the Credit Agreement, the Indentures or any of our other existing or future indebtedness could result in an event of default, which, if not cured or waived, could have a material adverse effect on our business, financial condition and results of operations.

Confidential Treatment Requested by the Registrant
Pursuant to 17 C.F.R. Section 200.83
If any of our outstanding indebtedness under the Revolving Credit Facility or our other indebtedness, including our securitized notes, were to be accelerated, there can be no assurance that our assets would be sufficient to repay such indebtedness in full.
In addition, the Indentures also require us to maintain specified financial ratios. Our ability to maintain these financial ratios may be adversely affected by events beyond our control, and we may be unable to satisfy such ratios. With respect to the Indentures, a breach of these covenants could result in a rapid amortization event or default under such debt agreements. If amounts owed under such debt agreements are accelerated because of a default and we are unable to pay such amounts, the applicable investors or lenders may have the right to, among other things, assume control of substantially all of the assets securing such indebtedness, if any, or require us to repay such indebtedness. If we are unable to refinance or repay amounts under the debt agreements prior to the expiration of the applicable term or upon rapid amortization occurring as a result of our failure to maintain specified financial ratios, our cash flow would be directed to the repayment of our debt and, other than management fees sufficient to cover minimal selling, general and administrative expenses, would not be available for operating our business.
Our variable rate indebtedness subjects us to interest rate risk, which could cause our debt service obligations to increase significantly.
Borrowings under the Revolving Credit Facility and a portion of our indebtedness under the Indentures are at variable rates of interest and expose us to interest rate risk. Increases in interest rates would raise our interest expense under any variable-rate debt that is not effectively converted to fixed-rate debt and increase our overall cost of capital, which could adversely affect our cash flows and FFO, and reduce our ability to use the capital that is being paid in interest in other ways. As of March 31, 2026, assuming the Revolving Credit Facility is fully borrowed, each 0.25% change in assumed blended interest rates would result in an approximately $2.0 million change in annual interest expense on indebtedness under the Revolving Credit Facility. As of March 31, 2026, assuming our Series 2024-1, Class A-1 variable funding notes under the Indentures are fully drawn, each 0.25% change in assumed blended interest rates would result in an approximately $0.25 million change in annual interest expense on indebtedness under our securitized notes. In the future, we may enter into interest rate swaps that involve the exchange of floating for fixed rate interest payments in order to reduce interest rate volatility. However, we may not maintain interest rate swaps with respect to all of our variable rate indebtedness, and any swaps we enter into may not fully mitigate our interest rate risk, may prove disadvantageous, or may create additional risks. Increases in interest rates would also increase our interest expense on future fixed rate borrowings.
The Indentures may restrict cash flow from the entities subject to such debt agreements to us and our subsidiaries and, upon the occurrence of certain events, cash flow would be further restricted.
The Indentures require that cash from the entities subject to such debt agreements be allocated in accordance with a specified priority of payments. In the ordinary course, this means that funds available to us are paid at the end of the priority of payments, after expenses and debt service for securitized debt. In addition, in the event that a rapid amortization event occurs under the Indentures (including, without limitation, upon an event of default, failure to maintain specified financial ratios or the failure to repay the securitized debt at the end of the applicable term), the funds available to us would be reduced or eliminated, which would in turn reduce our ability to operate or grow our business.
Changes in our credit ratings and outlook may reduce access to capital and increase borrowing costs.
Our credit ratings are based on a number of factors, including our financial strength and factors outside of our control, such as conditions affecting our industry generally or the introduction of new rating practices and methodologies. Our current credit ratings may not remain in effect, and such ratings may be lowered, suspended or withdrawn entirely by the applicable rating agencies. If any rating agencies lower, suspend, or withdraw our ratings, the market price or marketability of our securities may be adversely affected. In addition, any change in our ratings could make it more difficult for us to raise capital on favorable terms, impact our ability to obtain adequate financing, and result in higher interest costs for our existing credit facilities or on future financings.

Confidential Treatment Requested by the Registrant
Pursuant to 17 C.F.R. Section 200.83
Risks Related to this Offering and Ownership of Our Common Stock
Our stock price may fluctuate significantly and purchasers of our common stock could incur substantial losses.
The market price of our common stock could vary significantly as a result of a number of factors, some of which are beyond our control. In the event of a drop in the market price of our common stock, you could lose a substantial part or all of your investment in our common stock. The following factors could affect our stock price:
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our operating and financial performance and prospects;

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quarterly variations in the rate of growth (if any) of our financial or operational indicators, such as earnings per share, net income, and revenues;

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the public reaction to our press releases, our other public announcements and our filings with the SEC;

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strategic actions by our competitors;

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changes in operating performance and the stock market valuations of other companies;

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announcements related to litigation;

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differences between our actual financial and operating results and those expected by investors and analysts;

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changes in revenue or earnings estimates or changes in recommendations or withdrawal of research coverage, by equity research analysts;

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speculation in the press or investment community;

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market reaction to any indebtedness we incur in the future;

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sales of our common stock by us or our stockholders, or the perception that such sales may occur;

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changes in accounting principles, policies, guidance, interpretations or standards;

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additions or departures of key management personnel;

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actions by our stockholders;

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general economic and market conditions;

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military conflicts, natural and man-made disasters, climate change-related events, pandemics or other health crises and their effects;

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domestic and international economic, legal and regulatory factors unrelated to our performance;

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material weakness in our internal control over financial reporting; and

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the realization of any risks described under this “Risk Factors” section, or other risks that may materialize in the future.

The stock markets in general have experienced extreme volatility that has often been unrelated to the operating performance of particular companies. These broad market fluctuations may adversely affect the trading price of our common stock. Securities class action litigation has often been instituted against companies following periods of volatility in the overall market and in the market price of a company’s securities. Such litigation, if instituted against us, could result in very substantial costs, divert our management’s attention and resources and harm our business, financial condition and results of operations.
We will incur significant costs and devote substantial management time as a result of operating as a public company.
We will incur significant legal, accounting and other expenses that we did not incur as a private company. As a public company with listed equity securities, we will need to comply with new laws, regulations and requirements, including the reporting requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), which will require, among other things, that we file with the SEC annual, quarterly and

Confidential Treatment Requested by the Registrant
Pursuant to 17 C.F.R. Section 200.83
current reports with respect to our business and financial condition. In addition, we will be required to comply with the requirements of Section 404(a) of the Sarbanes-Oxley Act and the Dodd-Frank Act, as well as rules and regulations subsequently implemented by the SEC and heightened auditing standards, and the NYSE, our stock exchange, including the establishment and maintenance of effective disclosure and financial controls and changes in corporate governance practices. In addition, our independent registered public accounting firm will be required to formally attest to the effectiveness of our internal control over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act commencing the year following our first annual report required to be filed with the SEC.
The rules governing management’s assessment of our internal control over financial reporting are complex and require significant documentation, testing and possible remediation. We expect that compliance with these requirements will increase our legal and financial compliance costs and will make some activities more time consuming and costly. In addition, we expect that our management and other personnel will need to divert attention from operational and other business matters to devote substantial time to these public company requirements. In particular, we expect to continue incurring significant expenses and devote substantial management effort toward ensuring compliance with the requirements of the Sarbanes-Oxley Act. In that regard, we may need to hire additional accounting and financial staff with appropriate public company experience and technical accounting knowledge. Furthermore, if we fail to achieve and maintain an effective internal control environment, we could suffer material misstatements in our consolidated financial statements and fail to meet our reporting obligations, which would likely cause investors to lose confidence in our reported financial information. Additionally, ineffective internal control over financial reporting could expose us to increased risk of fraud or misuse of corporate assets and subject us to potential delisting from the NYSE, regulatory investigations, civil or criminal sanctions and litigation, any of which would have a material and adverse effect on our business, results of operations and financial condition. We cannot predict or estimate the amount of additional costs we may incur as a result of becoming a public company or the timing and materiality of such costs.
We previously identified a material weakness in our internal control over financial reporting in the preparation of our audited financial statements for a historical period, and if we identify additional material weaknesses in the future, our ability to accurately report our financial results may be adversely affected.
Although we are not yet subject to the certification or attestation requirements of Section 404 of the Sarbanes-Oxley Act, while preparing our audited financial statements for a historical period, we identified a material weakness in our internal control over financial reporting. A material weakness is a deficiency or combination of deficiencies in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our financial statements will not be prevented or detected and corrected on a timely basis.
The material weakness related to controls over the identification and assessment of indicators of impairment for goodwill and long-lived assets, including the design, operation, and documentation of such controls in accordance with applicable accounting guidance. This material weakness primarily related to impairment evaluations associated with certain subsidiaries and historical periods that were not previously subject to audit while we operated as a private company. We have taken steps to remediate this material weakness, including enhancing control activities related to the identification and evaluation of impairment indicators and updating policies and procedures to ensure appropriate documentation and review. The material weakness, which was identified in connection with the preparation of the 2022 financial statements, has been remediated as of December 31, 2025.
Upon completion of this offering, we will be subject to Section 404 of the Sarbanes-Oxley Act, which requires that we include a report of management on our internal control over financial reporting in our second annual report on Form 10-K. In addition, our independent registered public accounting firm must attest to and report on the effectiveness of our internal control over financial reporting in our second annual report on Form 10-K. If we identify additional material weaknesses in the future, our ability to produce timely and accurate financial statements could be adversely affected. If we are unable to comply with the requirements of Section 404 in a timely manner, or if our independent registered public accounting firm is unable to express an opinion as to the effectiveness of our internal control over financial reporting, investors may lose confidence in our financial reporting, which could negatively affect the market price of our common stock.

Confidential Treatment Requested by the Registrant
Pursuant to 17 C.F.R. Section 200.83
We continue to be controlled by Brookfield, and Brookfield’s interests may conflict with our interests and the interests of other stockholders.
Following this offering, Brookfield will beneficially own approximately    % of the voting power of our outstanding common equity (or approximately    % if the underwriters exercise their option to purchase additional shares in full). Therefore, individuals affiliated with Brookfield will have effective control over the outcome of votes on all matters requiring approval by our stockholders, including the election of directors, entering into significant corporate transactions such as mergers, tender offers and the sale of all or substantially all of our assets and certain other corporate matters. The interests of Brookfield could conflict with or differ from our interests or the interests of our other stockholders. For example, the concentration of ownership held by Brookfield could delay, defer, or prevent a change in control of our company or impede a merger, takeover, or other business combination which may otherwise be favorable for us. Additionally, Brookfield is in the business of making investments in companies and may, from time to time, acquire and hold interests in or provide advice to businesses that compete directly or indirectly with us, or are suppliers or customers of ours. Brookfield may also pursue acquisition opportunities that may be complementary to our business, and as a result, those acquisition opportunities may not be available to us. Any such investment may increase the potential for the conflicts of interest discussed in this risk factor. So long as Brookfield continues to directly or indirectly beneficially own a significant amount of our equity, even if such amount is less than 50%, Brookfield will continue to be able to substantially influence or effectively control our ability to enter into corporate transactions. Brookfield also has a right to nominate a number of directors comprising a percentage of our board of directors in accordance with Brookfield’s beneficial ownership of the voting power of our outstanding common stock (rounded up to the nearest whole number), except that if Brookfield beneficially owns more than 50% of the voting power of our outstanding common stock, Brookfield will have the right to nominate a majority of the directors. See “Management—Board Composition.” In addition, following the consummation of this offering, we expect to have an executive committee that serves at the discretion of our board of directors and includes       members nominated by Brookfield, who are authorized to take actions (subject to certain exceptions) that they reasonably determine are appropriate. See “Management—Board Committees—Executive Committee” for a further discussion.
We are a “controlled company” within the meaning of the NYSE rules and, as a result, qualify for and intend to rely on exemptions from certain corporate governance requirements. You will not have the same protections afforded to stockholders of companies that are subject to such requirements.
Following this offering, Brookfield will continue to control a majority of the voting power of our outstanding voting stock and, as a result, we will be a controlled company within the meaning of the NYSE’s corporate governance standards. Under the NYSE rules, a company of which more than 50% of the voting power is held by another person or group of persons acting together is a controlled company and may elect not to comply with certain corporate governance requirements, including the requirements that:
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a majority of our board of directors consist of independent directors;

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our board of directors have a nominating and corporate governance committee that is comprised entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities; and

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our board of directors have a compensation committee that is comprised entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities.

Upon completion of this offering, a majority of our board of directors will not consist of independent directors and, although we will have nominating and corporate governance and compensation committees with written charters addressing such committees’ purposes and responsibilities, such committees will not be comprised entirely of independent directors. We intend to utilize these exemptions as long as we remain a controlled company. Accordingly, you will not have the same protections afforded to stockholders of companies that are subject to all of the corporate governance requirements of the NYSE.
Our organizational documents may impede or discourage a takeover, which could deprive our investors of the opportunity to receive a premium on their shares.
Certain provisions of our certificate of incorporation and bylaws may have the effect of delaying or preventing a merger, acquisition, tender offer, takeover attempt or other change of control transaction that a stockholder

Confidential Treatment Requested by the Registrant
Pursuant to 17 C.F.R. Section 200.83
might consider to be in its best interest, including attempts that might result in a premium over the market price of our common stock. These provisions include, among other things:
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providing that our board of directors will be divided into three classes, with each class of directors serving three-year terms and with terms of the directors of only one class expiring in any given year;

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prohibiting cumulative voting in the election of directors;

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providing for the removal of directors only for cause and only upon the affirmative vote of the holders of at least 66 2∕3% in voting power of all the then-outstanding shares of stock of the Company entitled to vote generally in the election of directors, voting together as a single class, if less than 50.1% of the voting power of our outstanding common stock is beneficially owned by Brookfield;

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empowering only our board of directors to fill any vacancy on our board of directors (other than in respect of a Brookfield Director (as defined below)), whether such vacancy occurs as a result of an increase in the number of directors or otherwise;

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authorizing the issuance of “blank check” preferred stock without any need for action by stockholders;

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prohibiting stockholders from acting by written consent if less than 50.1% of the voting power of our outstanding common stock is beneficially owned by Brookfield;

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to the extent permitted by law, prohibiting stockholders from calling a special meeting of stockholders if less than 50.1% of the voting power of our outstanding common stock is beneficially owned by Brookfield; and

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establishing advance notice requirements for nominations for election to our board of directors or for proposing matters that can be acted on by stockholders at stockholder meetings.

Additionally, our certificate of incorporation provides that we are not governed by Section 203 of the Delaware General Corporation Law (the “DGCL”), which prohibits a publicly held Delaware corporation from engaging in a business combination transaction with an interested stockholder for a period of three years after the interested stockholder became such unless the transaction fits within an applicable exemption, such as board approval of the business combination or the transaction which resulted in such stockholder becoming an interested stockholder. However, our certificate of incorporation will include a provision that restricts us from engaging in any business combination with an interested stockholder for three years following the date that person becomes an interested stockholder, but such restrictions shall not apply to any business combination between Brookfield and any affiliate thereof or their direct and indirect transferees, on the one hand, and us, on the other, or certain other situations as described below in “Description of Capital Stock—Certain Corporate Anti-takeover Provisions—Delaware Takeover Statute.”
Any issuance by us of preferred stock could delay or prevent a change in control of us. Our board of directors will have the authority to cause us to issue, without any further vote or action by the stockholders, shares of preferred stock, par value $0.01 per share, in one or more series, to designate the number of shares constituting any series, and to fix the rights, preferences, privileges, and restrictions thereof, including dividend rights, voting rights, rights and terms of redemption, redemption price or prices, and liquidation preferences of such series. The issuance of shares of our preferred stock may have the effect of delaying, deferring, or preventing a change in control without further action by the stockholders, even where stockholders are offered a premium for their shares.
In addition, as long as Brookfield beneficially owns a majority of the voting power of our outstanding common stock, Brookfield will be able to control all matters requiring stockholder approval, including the election of directors, amendment of our certificate of incorporation and certain corporate transactions. We intend to enter into a stockholders agreement with Brookfield (the “Stockholders Agreement”) that will also require the approval of Brookfield for certain important matters, including, but not limited to, material acquisitions and dispositions other than certain transactions in the ordinary course of business, certain issuances of equity securities and incurrence of debt, and mergers, consolidations and transfers of all or substantially all of our assets, until the first time that Brookfield ceases to beneficially own at least 20% of our common stock. See “Description of Capital Stock—Certain Corporate Anti-takeover Provisions—Certain Matters that Require Consent of Our Stockholders.”

Confidential Treatment Requested by the Registrant
Pursuant to 17 C.F.R. Section 200.83
Together, the provisions in our certificate of incorporation, bylaws and Stockholders Agreement and statutory provisions may discourage transactions that otherwise could involve payment of a premium over prevailing market prices for our common stock.
Furthermore, the existence of the foregoing provisions, as well as the significant common stock beneficially owned by Brookfield and its right to nominate a specified number of directors, could limit the price that investors might be willing to pay in the future for shares of our common stock. They could also deter potential acquirers of us, thereby reducing the likelihood that you could receive a premium for your common stock in an acquisition. For a further discussion of these and other such anti-takeover provisions, see “Description of Capital Stock—Certain Corporate Anti-takeover Provisions.”
Our certificate of incorporation will provide that the Court of Chancery of the State of Delaware will be the sole and exclusive forum for substantially all disputes between us and our stockholders, which could limit our stockholders’ ability to obtain a favorable judicial forum for disputes with us or our directors, officers or employees.
Our certificate of incorporation will provide that, unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware (or, if the Court of Chancery of the State of Delaware lacks jurisdiction over such action or proceeding, then another court of the State of Delaware, or if no court of the State of Delaware has jurisdiction, then the United States District Court for the District of Delaware), to the fullest extent permitted by law, is the sole and exclusive forum for (i) any derivative action or proceeding brought on our behalf, (ii) any action asserting a claim of breach of a fiduciary duty owed by any of our directors, officers, employees or agents to us or our stockholders, (iii) any action asserting a claim arising pursuant to any provision of the DGCL or of our certificate of incorporation or our bylaws or as to which the DGCL confers jurisdiction on the Court of Chancery of the State of Delaware, or (iv) any action asserting a claim related to or involving the Company or any director or officer of the Company that is governed by the internal affairs doctrine; provided that, the federal district courts of the United States will be the exclusive forum for the resolution of any action, suit or proceedings asserting a cause of action arising under the Securities Act of 1933, as amended (the “Securities Act”). Section 22 of the Securities Act would otherwise create concurrent federal and state jurisdiction over all suits brought to enforce a liability or duty created under the Securities Act. Therefore, the exclusive federal forum provision in our certificate of incorporation for claims brought under the Securities Act will limit a stockholder’s right to bring a claim to enforce a liability or duty created under the Securities Act in state court. The exclusive forum provisions in our certificate of incorporation will not apply to claims arising under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). We recognize that the forum selection clause in our certificate of incorporation may impose additional litigation costs on stockholders in pursuing any such claims, particularly if the stockholders do not reside in or near the State of Delaware. Additionally, the forum selection clause in our certificate of incorporation may limit our stockholders’ ability to bring a claim in a forum that they find favorable for disputes with us or our directors, officers or employees, which may discourage such lawsuits against us and our directors, officers and employees even though an action, if successful, might benefit our stockholders. The Court of Chancery of the State of Delaware and the federal district courts of the United States may also reach different judgments or results than would other courts, including courts where a stockholder considering an action may be located or would otherwise choose to bring the action, and such judgments may be more or less favorable to us than our stockholders.
The choice of forum provision may limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, officers, or other employees, which may discourage such lawsuits against us and our directors, officers and other employees. However, the enforceability of similar forum provisions in other companies’ certificates of incorporation has been challenged in legal proceedings. If a court were to find the choice of forum provision contained in our certificate of incorporation to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving such action in other jurisdictions, which could materially and adversely affect our business, financial condition and results of operations.
Our certificate of incorporation will contain a provision renouncing our interest and expectancy in certain corporate opportunities.
Under our certificate of incorporation, none of Brookfield, the portfolio companies owned by Brookfield, or any of their respective officers, directors, principals, partners, members, managers, employees, agents or other

Confidential Treatment Requested by the Registrant
Pursuant to 17 C.F.R. Section 200.83
representatives will have any duty to refrain from engaging, directly or indirectly, in the same business activities, similar business activities, or lines of business in which we operate. Under our certificate of incorporation, Brookfield, the portfolio companies owned by Brookfield, or any of their respective officers, directors, principals, partners, members, managers, employees, agents or other representatives have the right to invest in, or provide services to, any person that is engaged in the same or similar business activities as us or our affiliates or directly or indirectly competes with us or any of our affiliates. In addition, our certificate of incorporation provides that, to the fullest extent permitted by law, no officer or director of ours who is also an officer, director, principal, partner, member, manager, employee, agent or other representative of Brookfield will be liable to us or our stockholders for breach of any fiduciary duty by reason of the fact that any such individual directs a corporate opportunity to Brookfield, instead of us, or does not communicate information regarding a corporate opportunity to us that the officer, director, employee, managing director, or other affiliate has directed to Brookfield or its representatives. For instance, a director of our company who also serves as a director, officer, principal, partner, member, manager, employee, agent or other representative of Brookfield or any of its portfolio companies, funds, or other affiliates may pursue certain acquisitions or other opportunities that may be complementary to our business and, as a result, such acquisition or other opportunities may not be available to us. Upon consummation of this offering, our board of directors will consist of       members,        of whom will be Brookfield Directors. These potential conflicts of interest could have a material and adverse effect on our business, financial condition, results of operations, or prospects if attractive corporate opportunities are allocated by Brookfield to itself or the portfolio companies owned by Brookfield instead of to us. A description of our obligations related to corporate opportunities under our certificate of incorporation are more fully described in “Description of Capital Stock—Corporate Opportunity.”
Investors in this offering will experience immediate and substantial dilution.
The initial public offering price per share of common stock will be substantially higher than our pro forma as adjusted net tangible book value (deficit) per share immediately after this offering. Based on our pro forma as adjusted net tangible book value (deficit) per share as of March 31, 2026 and an assumed initial public offering price of $      per share, which is the midpoint of the estimated price range set forth on the cover page of this prospectus, we expect that purchasers of our common stock in this offering will experience immediate and substantial dilution in an amount of $      per share of common stock, or $      per share of common stock if the underwriters exercise their option to purchase additional shares in full. This dilution is due in large part to earlier investors having paid substantially less than the initial public offering price when they purchased their shares. See “Dilution.”
You may be diluted by the future issuance of additional common stock or convertible securities in connection with our incentive plans, acquisitions or otherwise, which could adversely affect our stock price.
After the completion of this offering, we will have      shares of common stock authorized but unissued (assuming no exercise of the underwriters’ option to purchase additional shares). Our certificate of incorporation will authorize us to issue these shares of common stock and options, rights, warrants and appreciation rights relating to common stock for the consideration and on the terms and conditions established by our board of directors in its sole discretion, whether in connection with acquisitions or otherwise. We have reserved approximately       shares for future grant under our Omnibus Incentive Plan. See “Executive Compensation—Equity Compensation Plans—2026 Omnibus Incentive Plan.” Any common stock that we issue, including under our Omnibus Incentive Plan or other equity incentive plans that we may adopt in the future would dilute the percentage ownership held by the investors who purchase common stock in this offering.
From time to time in the future, we may also issue additional shares of our common stock or securities convertible into common stock pursuant to a variety of transactions, including acquisitions. Our issuance of additional shares of our common stock or securities convertible into our common stock would dilute your ownership of us and the sale of a significant amount of such shares in the public market could adversely affect prevailing market prices of our common stock.
Future sales of our common stock in the public market, or the perception in the public market that such sales may occur, could reduce our stock price.
After this offering, the sale of shares of our common stock in the public market, or the perception that such sales could occur, could harm the prevailing market price of shares of our common stock. These sales, or the

Confidential Treatment Requested by the Registrant
Pursuant to 17 C.F.R. Section 200.83
possibility that these sales may occur, also might make it more difficult for us to sell equity securities in the future at a time and at a price that we deem appropriate.
After the completion of this offering (assuming no exercise of the underwriters’ option to purchase additional shares), we will have       shares of common stock outstanding. All shares of our common stock sold in this offering will be freely tradable without restriction or further registration under the Securities Act. The remaining number of outstanding shares of common stock are “restricted securities,” as defined under Rule 144 under the Securities Act, and eligible for sale in the public market subject to the requirements of Rule 144. We, Brookfield and each of our executive officers and directors, who collectively hold substantially all of our issued and outstanding common stock, have agreed that, for a period of 180 days after the date of this prospectus, we and they will not, without the prior written consent of the representatives on behalf of the underwriters, dispose of any shares of common stock or any securities convertible into or exchangeable for our common stock, subject to certain exceptions. See “Underwriting (Conflicts of Interest).” Following the expiration of the applicable lock-up period, all of the issued and outstanding shares of our common stock will be eligible for future sale, subject to the applicable volume, manner of sale, holding periods, and other limitations of Rule 144.       on behalf of the underwriters may, in its sole discretion, release all or any portion of the shares subject to lock-up agreements at any time and for any reason. In addition, Brookfield has certain rights to require us to register the sale of common stock held by them including in connection with underwritten offerings. Sales of significant amounts of stock in the public market upon expiration of lock-up agreements, the perception that such sales may occur, or early release of any lock-up agreements, could adversely affect prevailing market prices of our common stock or make it more difficult for you to sell your shares of common stock at a time and price that you deem appropriate. See “Shares Eligible for Future Sale” for a discussion of the shares of common stock that may be sold into the public market in the future.
We will have broad discretion in the use of the net proceeds to us from this offering and may not use them effectively.
We will have broad discretion in the application of the net proceeds to us from this offering, including for the purposes described in the section titled “Use of Proceeds,” and you will not have the opportunity as part of your investment decision to assess whether the net proceeds are being used appropriately. We intend to use a portion of the net proceeds of this offering to repay in full all outstanding borrowings under our Revolving Credit Facility and a portion of certain series of our outstanding 2024 ABS Notes and the remainder for general corporate purposes, which may include, in addition to repayment of indebtedness, funding acquisitions, additions to working capital, repurchases of common stock, dividends, capital expenditures and investments in our subsidiaries. Our management may not apply the net proceeds in ways that increase the value of your investment in our common stock. Because of the number and variability of factors that will determine our use of the net proceeds from this offering, our ultimate use may vary substantially from our currently intended use. Investors will need to rely upon the judgment of our management with respect to the use of proceeds. Pending use, we may invest the net proceeds from this offering in short-term, investment-grade, interest-bearing securities, such as money market accounts, certificates of deposit, commercial paper and guaranteed obligations of the U.S. government that may not generate a high yield for our stockholders or that may lose value. If we do not use the net proceeds that we receive in this offering effectively, our business, financial condition, results of operations and prospects could be harmed, and the market price of our common stock could decline.
There has been no prior public market for our common stock and there can be no assurances that a viable public market for our common stock will develop or be sustained.
Prior to this offering, there has been no public market for our common stock, and there can be no assurance that an active trading market will develop or be sustained or that shares of our common stock will be resold at or above the initial public offering price. An active, liquid and orderly trading market for our common stock may not develop or be maintained after this offering. Active, liquid and orderly trading markets usually result in less price volatility and more efficiency in carrying out investors’ purchase and sale orders. We cannot predict the extent to which investor interest in our common stock will lead to the development of an active trading market on the NYSE or otherwise or how liquid that market might become. The initial public offering price for the common stock will be determined by negotiations between us and the representatives of the underwriters and may not be indicative of prices that will prevail in the open market following this offering.

Confidential Treatment Requested by the Registrant
Pursuant to 17 C.F.R. Section 200.83
See “Underwriting (Conflicts of Interest).” The market price of our common stock may decline below the initial offering price and you may not be able to sell your shares of our common stock at or above the price you paid in this offering, or at all. If an active public market for our common stock does not develop, or is not sustained, it may be difficult for you to sell your shares at a price that is attractive to you or at all.
We may pay dividends to our stockholders, but our ability to do so is subject to the discretion of our board of directors and may be limited by our holding company structure and applicable provisions of Delaware law.
We currently do not intend to pay dividends to holders of our common stock in the first few fiscal quarters immediately following the closing of this offering. However, we are currently targeting to establish a dividend policy to pay cash dividends to holders of our common stock on a quarterly basis in the near term, representing       % of our AFFO on an annual basis, subject to adjustment as determined by our board of directors to be necessary or appropriate to provide for the conduct of our business, to make appropriate investments in our business, to comply with applicable law, any of our debt instruments or other agreements, or to provide for future cash requirements such as tax-related payments (including payments under the TRA). Although we are targeting a dividend policy to pay       % of AFFO on an annual basis as a dividend in the near future, the percentage of AFFO approved by our board of directors to be paid out as a dividend could be less. The ability of our subsidiaries to make distributions to us will be subject to their operating results, cash requirements and financial condition. Our ability to declare and pay dividends to our stockholders is likewise subject to Delaware law (which may limit the amount of funds available for dividends). If, as a consequence of these various limitations and restrictions, we are unable to generate sufficient distributions from our business, we may not be able to make, or may be required to reduce or eliminate, any payment of dividends on our common stock. Any return on investment in our common stock may be solely dependent upon the appreciation of the price of our common stock on the open market, which may not occur. There can be no assurance that we will pay dividends in the future or continue to pay any dividends on any set schedule or at all if we do commence paying dividends. Prospective investors should make any investment in our common stock without relying on any expectation or belief that dividends will be paid on the common stock. See “Dividend Policy.”
If securities or industry analysts do not publish research or reports about our business or publish negative reports, our stock price could decline.
The trading market for our common stock will be influenced by the research and reports that industry or securities analysts publish about us or our business. We do not control these analysts and cannot assure you that any analysts will initiate or maintain research coverage of us and our stock. If one or more of these analysts ceases coverage of our company or fails to publish reports on us regularly, we could lose visibility in the financial markets, which in turn could cause our stock price or trading volume to decline. Moreover, if one or more of the analysts who cover our company downgrades our common stock, provide more favorable recommendations about our competitors, publishes inaccurate or unfavorable research about our business or if our operating results do not meet their expectations, our stock price could decline.
We may issue preferred securities, the terms of which could adversely affect the voting power or value of our common stock.
Our certificate of incorporation will authorize us to issue, without the approval of our stockholders, one or more classes or series of preferred securities having such designations, preferences, limitations, and relative rights, including preferences over our common stock respecting dividends and distributions, as our board of directors may determine. The terms of one or more classes or series of preferred securities could adversely impact the voting power or value of our common stock. For example, we might grant holders of preferred securities the right to elect some number of our directors in all events or on the happening of specified events or the right to veto specified transactions. Similarly, the repurchase or redemption rights or liquidation preferences we might assign to holders of preferred securities could affect the residual value of the common stock.

Confidential Treatment Requested by the Registrant
Pursuant to 17 C.F.R. Section 200.83
CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS
This prospectus contains forward-looking statements, which involve risks and uncertainties. These forward-looking statements are generally identified by the use of forward-looking terminology, including the terms “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “likely,” “may,” “plan,” “possible,” “potential,” “predict,” “project,” “should,” “target,” “will,” “would” and, in each case, their negative or other various or comparable terminology. All statements other than statements of historical facts contained in this prospectus, including statements regarding our strategy, future operations, future financial position, future revenue, projected costs, prospects, plans, objectives of management, and expected market growth are forward-looking statements. The forward-looking statements are contained principally in the sections entitled “Prospectus Summary,” “Risk Factors,” “Use of Proceeds,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business” and include, among other things, statements relating to:
•
our strategies, outlook and growth prospects;

•
our operational and financial targets and dividend policy;

•
general economic trends and trends in the industry and markets; and

•
the competitive environment in which we operate.

These statements involve known and unknown risks, uncertainties and other important factors that may cause our actual results, performance, or achievements to be materially different from any future results, performance, or achievements expressed or implied by the forward-looking statements. Important factors that could cause our results to vary from expectations include, but are not limited to:
•
our concentration in certain geographic areas;

•
changes in demand for data center space;

•
changes in economic conditions, technology trends, and customer deployment decisions;

•
our customer concentration;

•
changes in customer preferences, including self-supplying, consolidating deployments, or shifting workloads to alternative solutions;

•
our ability to attract, grow and retain a balanced customer base;

•
a long sales cycle for our products and services;

•
competition in our industry;

•
our ability to successfully develop or expand our data centers;

•
power procurement and interconnection constraints;

•
our dependence on third parties;

•
our ability to attract and retain qualified personnel;

•
our ability to identify, complete, and successfully integrate acquisitions or operate acquired properties;

•
our ability to raise additional capital or service our substantial indebtedness; and

•
other risk factors included under “Risk Factors” in this prospectus.

These forward-looking statements reflect our views with respect to future events as of the date of this prospectus and are based on assumptions and subject to risks and uncertainties. Given these uncertainties, you should not place undue reliance on these forward-looking statements. These forward-looking statements represent our estimates and assumptions only as of the date of this prospectus and, except as required by law, we undertake no obligation to update or review publicly any forward-looking statements, whether as a result of new information, future events or otherwise after the date of this prospectus. We anticipate that subsequent events and developments will cause our views to change. You should read this prospectus and the documents filed as exhibits to the registration statement, of which this prospectus is a part, completely and with the

Confidential Treatment Requested by the Registrant
Pursuant to 17 C.F.R. Section 200.83
understanding that our actual future results may be materially different from what we expect. Our forward-looking statements do not reflect the potential impact of any future acquisitions, mergers, dispositions, joint ventures or investments we may undertake. We qualify all of our forward-looking statements by these cautionary statements.

Confidential Treatment Requested by the Registrant
Pursuant to 17 C.F.R. Section 200.83
USE OF PROCEEDS
We expect to receive approximately $      million of net proceeds (based upon the assumed initial public offering price of $      per share, the midpoint of the range set forth on the cover page of this prospectus and assuming no exercise of the underwriters’ option to purchase additional shares) from the sale of the common stock offered by us, after deducting underwriting discounts and commissions. Assuming no exercise of the underwriters’ option to purchase additional shares, each $1.00 increase (decrease) in the initial public offering price would increase (decrease) our net proceeds by approximately $      million. We estimate that the net proceeds to us, if the underwriters exercise their option to purchase the maximum number of additional shares of common stock from us, will be approximately $      million (based upon the assumed initial public offering price of $      per share, the midpoint of the range set forth on the cover page of this prospectus), after deducting underwriting discounts and commissions.
We currently expect to use approximately $      million of the net proceeds from this offering to pay fees and expenses in connection with this offering, which include legal and accounting fees, SEC and FINRA registrations fees, printing expenses, and other similar fees and expenses.
We currently expect to use the net proceeds from this offering to repay in full all outstanding borrowings under our Revolving Credit Facility and $      million of the net proceeds from this offering to repay a portion of certain series of our outstanding 2024 ABS Notes, as determined by management.
Our Revolving Credit Facility bears interest at a rate equal to (i) term SOFR, subject to a 0.0% floor, plus a margin of 3.00% per annum or (ii) the alternate base rate, as defined in the Revolving Credit Facility, plus a margin of 2.00% per annum. The Revolving Credit Facility will mature on December 22, 2026. The proceeds from the Revolving Credit Facility were used for general corporate purposes. We may voluntarily repay outstanding loans under the Revolving Credit Facility with the proceeds of this offering without prepayment premium or penalty, subject to customary “breakage” costs. As of March 31, 2026, there was $734.0 million of borrowings outstanding under the Revolving Credit Facility.
Our Series 2024-1 Class A-1 variable funding notes bear interest at a rate equal to SOFR, plus 2.45% per annum. Our fixed-rate 2024 ABS Notes bear interest at rates ranging from 5.00% per annum to 5.90% per annum and, as of March 31, 2026, the weighted average interest rate of such notes was 5.43%. The 2024 ABS Notes have legal final maturity dates ranging from October 2054 to December 2055. The proceeds from our securitized notes that were issued within one year of the date of this prospectus were used for general corporate purposes.
Certain affiliates of Morgan Stanley & Co. LLC and TD Securities (USA) LLC are lenders under our Revolving Credit Facility and, as a result, will receive a portion of the proceeds from this offering through the repayment of such indebtedness. Certain affiliates of TD Securities (USA) LLC are holders of, or otherwise have economic interests in, certain series of our outstanding 2024 ABS Notes, and as a result, in the event that we use the net proceeds from this offering of our common stock to repay such series of our outstanding 2024 ABS Notes, certain affiliates of TD Securities (USA) LLC may receive a portion of the proceeds from this offering. However, we have not yet determined which series of our 2024 ABS Notes will be repaid with the net proceeds of this offering. Such determination will be made by management following the closing of this offering and will depend, in part, on the total net proceeds received in this offering and the amount applied to repay in full outstanding loans under our Revolving Credit Facility. See “Underwriting (Conflicts of Interest).”
We will use any remaining net proceeds for general corporate purposes. General corporate purposes may include, in addition to repayment of indebtedness, funding acquisitions, additions to working capital, repurchases of common stock, dividends, capital expenditures and investments in our subsidiaries. Our management team will retain broad discretion to allocate the net proceeds of this offering. Pending use as described above, we may invest the net proceeds from this offering in short-term, investment-grade, interest-bearing securities, such as money market accounts, certificates of deposit, commercial paper and guaranteed obligations of the U.S. government.

Confidential Treatment Requested by the Registrant
Pursuant to 17 C.F.R. Section 200.83
DIVIDEND POLICY
We currently do not intend to pay dividends to holders of our common stock in the first few fiscal quarters immediately following the closing of this offering. However, we are currently targeting to establish a dividend policy to pay cash dividends to holders of our common stock on a quarterly basis in the near term, representing        % of our AFFO on an annual basis, subject to adjustment as determined by our board of directors to be necessary or appropriate to provide for the conduct of our business, to make appropriate investments in our business, to comply with applicable law or any of our debt instruments or other agreements, or to provide for future cash requirements such as tax-related payments (including payments under the TRA). Although we anticipate making quarterly cash distributions to our stockholders in the near term, the timing and amount of any dividends in the future will be at the sole discretion of our board of directors and will depend upon such factors as earnings levels, cash flows, capital requirements, levels of indebtedness, restrictions imposed by applicable law, our overall financial condition, restrictions in our debt agreements, and any other factors deemed relevant by our board of directors.
As a holding company, our ability to pay dividends depends on our receipt of cash dividends from our operating subsidiaries. Our ability to pay dividends will therefore be restricted as a result of restrictions on their ability to pay dividends to us under existing or future indebtedness that we or they may incur. See “Risk Factors—Risks Related to this Offering and Ownership of Our Common Stock” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources.”

Confidential Treatment Requested by the Registrant
Pursuant to 17 C.F.R. Section 200.83
CAPITALIZATION
The following table sets forth our cash, cash equivalents and restricted cash and our capitalization as of March 31, 2026 on:
•
an actual basis;

•
a pro forma basis to give effect to (i) the Corporate Conversion and (ii) the filing and effectiveness of our amended and restated certificate of incorporation, which will be in effect immediately prior to the completion of this offering, as if each of the foregoing had occurred on March 31, 2026; and

•
a pro forma as adjusted basis to give effect to (i) the pro forma adjustments set forth above and (ii) the issuance of                 shares of common stock in this offering at an assumed initial public offering price of $      per share, which is the midpoint of the price range set forth on the front cover of this prospectus, after deducting underwriting discounts, commissions and estimated offering expenses payable by us, and the use of the net proceeds of this offering as described in “Use of Proceeds,” as if each of the foregoing had occurred on March 31, 2026. Our management team will retain broad discretion to allocate the net proceeds of this offering.

The information set forth in the table below is illustrative only and will adjust based on the actual initial public offering price and other terms of this offering determined at the time of the pricing of this offering.
You should read this table together with the information included elsewhere in this prospectus, including “Prospectus Summary—Summary Consolidated Financial and Operating Information,” “Use of Proceeds,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and our consolidated financial statements and the related notes thereto included elsewhere in this prospectus.
	As of March 31, 2026
(in thousands)	Actual	Pro forma	Pro forma as adjusted
Cash, cash equivalents and restricted cash	$313,191	$	$
Debt:
Revolving Credit Facility(1)	734,000
ABS Notes	4,338,000
Total debt	5,072,000
Member’s / stockholders' equity (deficit):
Member’s interest – 484,000 common units authorized, issued and outstanding (actual); no shares issued and outstanding (pro forma and pro forma as adjusted)	1,094,620
Common stock – $0.01 par value; no shares authorized, issued and outstanding (actual); shares authorized, shares issued and outstanding (pro forma); shares authorized, shares issued and outstanding (pro forma as adjusted)	—
Preferred stock – $0.01 par value; no shares authorized, issued and outstanding (actual); shares authorized, shares issued and outstanding (pro forma); shares authorized, shares issued and outstanding (pro forma as adjusted)	—
Additional paid-in capital	—
Accumulated deficit	(1,291,594)
Accumulated other comprehensive (loss) income	(7,035)
Total member’s / stockholders’ deficit	(204,009)
Total capitalization	$4,867,991	$	$

(1)
As of March 31, 2026, the Revolving Credit Facility had commitments of $800.0 million. For additional information regarding the Revolving Credit Facility, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Debt.”

Confidential Treatment Requested by the Registrant
Pursuant to 17 C.F.R. Section 200.83
DILUTION
Purchasers of the common stock in this offering will experience immediate and substantial dilution to the extent of the difference between the initial public offering price per share of our common stock and the pro forma as adjusted net tangible book value (deficit) per share of our common stock after this offering.
Our pro forma net tangible book value (deficit) as of March 31, 2026 was $      , or $      per share of our common stock. Pro forma net tangible book value (deficit) per share represents the amount of our total tangible assets (total assets less goodwill, certain intangible assets and deferred offering costs) less total liabilities divided by the number of shares of common stock issued and outstanding as of March 31, 2026, after giving effect to the Corporate Conversion and the filing and effectiveness of our certificate of incorporation, which will be in effect immediately prior to the completion of this offering.
Our pro forma as adjusted net tangible book value (deficit) as of March 31, 2026 was $      , or $      per share of our common stock. Pro forma as adjusted net tangible book value (deficit) per share represents our pro forma net tangible book value (deficit) after giving effect to the sale of shares of common stock by us in this offering at the assumed initial public offering price of $      per share (the midpoint of the range set forth on the cover page of this prospectus) and the application of the net proceeds from this offering.
The following table illustrates the dilution per share of our common stock, assuming the underwriters do not exercise their option to purchase additional shares of our common stock:
Assumed initial public offering price per share		$
Pro forma net tangible book value (deficit) per share as of March 31, 2026	$
Increase in pro forma net tangible book value (deficit) per share attributable to new investors purchasing shares in this offering	$
Pro forma as adjusted net tangible book value (deficit) per share after this offering		$
Dilution in pro forma as adjusted net tangible book value per share to new investors purchasing shares in this offering		$
Dilution in pro forma as adjusted net tangible book value per share to new investors purchasing shares in this offering is determined by subtracting pro forma as adjusted net tangible book value (deficit) per share after this offering from the initial public offering price per share of common stock.
The dilution information discussed above is illustrative only and may change based on the actual initial public offering price and other terms of this offering. A $1.00 increase (decrease) in the assumed initial public offering price of $      per share of common stock, the midpoint of the range set forth on the cover page of this prospectus, would increase (decrease) our pro forma as adjusted net tangible book value (deficit) per share after this offering by $      per share and increase (decrease) the dilution to new investors by $      per share, in each case assuming the number of shares of common stock offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting estimated underwriting discounts and commissions. Similarly, each increase or decrease of 1,000,000 shares in the number of shares of common stock offered by us would increase (decrease) our pro forma as adjusted net tangible book value by approximately $      per share and decrease (increase) the dilution to new investors by approximately $      per share, in each case assuming the assumed initial public offering price of $      per share of common stock remains the same, and after deducting estimated underwriting discounts and commissions.
To the extent the underwriters’ option to purchase additional shares is exercised, there will be further dilution to new investors. If the underwriters exercise their option to purchase additional shares of common stock in full, the pro forma as adjusted net tangible book value (deficit) per share would be $      per share, and the dilution per share to new investors purchasing shares in this offering would be $      per share.
The following table summarizes, as of March 31, 2026, on a pro forma as adjusted basis as described above, the total number of shares of common stock owned by existing stockholders and to be owned by new investors, the total consideration paid, and the average price per share paid by our existing stockholders and to be paid

Confidential Treatment Requested by the Registrant
Pursuant to 17 C.F.R. Section 200.83
by new investors in this offering at the assumed initial public offering price of $      per share, calculated before deduction of estimated underwriting discounts and commissions and estimated offering expenses payable by us.
	Shares Purchased		Total Consideration		Average Price per Share
	Number	Percent	Amount	Percent
Existing stockholders		%	$	%	$
Investors in this offering		%		%
Total		100%		$100%
A $1.00 increase (decrease) in the assumed initial public offering price would increase (decrease) total consideration paid by new investors, total consideration paid by all stockholders and average price per share paid by new investors by $      , $      and $      per share, respectively.
If the underwriters were to fully exercise their option to purchase additional shares of our common stock, the percentage of common stock held by existing investors would be    %, and the percentage of shares of common stock held by new investors would be    %.
The foregoing tables and calculations, except as otherwise indicated:
•
give effect to the Stock Split;

•
assume an initial public offering price of $      per share of common stock, the midpoint of the range set forth on the cover page of this prospectus;

•
assume no exercise of the underwriters’ option to purchase      additional shares of common stock in this offering; and

•
do not reflect      shares of our common stock reserved for future grant under the Omnibus Incentive Plan. See “Executive Compensation—Equity Compensation Plans—2026 Omnibus Incentive Plan.”

We may choose to raise additional capital due to market conditions or strategic considerations even if we believe we have sufficient funds for our current or future operating plans. To the extent that additional capital is raised through the sale of equity or convertible debt securities, the issuance of such securities could result in further dilution to our stockholders. To the extent that any outstanding options or warrants to purchase our common stock are exercised, RSUs vest or new awards are granted under our equity compensation plans, there will be further dilution to investors participating in this offering.

Confidential Treatment Requested by the Registrant
Pursuant to 17 C.F.R. Section 200.83
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
You should read the following discussion of our financial condition and results of operations in conjunction with our consolidated financial statements and the related notes thereto included elsewhere in this prospectus. This discussion contains forward-looking statements that involve risk, assumptions and uncertainties, such as statements of our plans, objectives, expectations, intentions and forecasts. Our actual results and the timing of selected events could differ materially from those discussed in these forward-looking statements as a result of several factors, including those set forth under the section of this prospectus titled “Risk Factors” and elsewhere in this prospectus. You should carefully read the “Risk Factors” to gain an understanding of the important factors that could cause actual results to differ materially from our forward-looking statements. Please also see the section of this prospectus titled “Cautionary Note Regarding Forward-Looking Statements.”
Overview of Our Business
We are a leading North American enterprise digital infrastructure platform providing carrier-neutral colocation and interconnection services that support the applications powering the modern economy. We deliver mission-critical infrastructure to a diversified customer base of more than 1,700 enterprise, network, cloud, and technology customers. Our facilities support long-duration, availability-sensitive workloads with high barriers to exit, underpinned by strong customer retention, recurring revenue, and requirements for exceptional reliability, security, and connectivity.
We own and operate a geographically diverse portfolio of highly engineered, carrier-neutral data centers located in 21 major metropolitan markets across the United States, Canada and the United Kingdom. Given our presence in strategic locations, over 92% of the U.S. population is within two milliseconds of latency from one of our data centers. Our data centers provide essential infrastructure, including secure space, redundant power, advanced cooling systems, physical security, and dense interconnection capabilities, enabling customers to deploy and operate critical IT and network infrastructure.
As of March 31, 2026, our platform is comprised of 64 sites across 21 major metropolitan markets, delivering approximately 389 MW of Sellable Power Capacity and over 36,600 interconnection products.
Key Business Metrics
We evaluate our operating performance, growth, and the stability of our revenue base using a set of key business metrics that are specific to the retail colocation data center industry. These metrics are used by management and reviewed regularly by our board of directors to assess demand for our capacity, pricing trends, operating leverage, customer retention, and the durability of our customer relationships. We believe these metrics provide useful information to investors regarding the drivers of our financial results and our ability to generate long-term, recurring cash flows.
The following table presents our key business metrics (MW presented as whole numbers and dollars presented in thousands, unless otherwise noted):
	As of and for the years ended December 31,			As of and for the three months ended March 31,
	2025	2024	2023	2026	2025
Contracted Power Capacity (MW) (period end)	376	263	48	392	279
Sellable Power Capacity (MW) (period end)	389	297	61	389	326
Contracted Utilization Rate (%) (period end)	97%	88%	78%	101%	86%
Net Revenue Churn (%)	7.9%	3.5%	11.8%	1.8%	1.9%
Bookings	$205,279	$141,821	$45,279	$64,216	$43,757
Contracted Power Capacity
Contracted Power Capacity represents the aggregate amount of Sellable Power Capacity, measured in MW, that is subject to executed customer contracts as of the end of the applicable period. Contracted Power

Confidential Treatment Requested by the Registrant
Pursuant to 17 C.F.R. Section 200.83
Capacity includes both revenue-generating capacity and capacity that has been contracted but is not yet in service. The period between contract execution and the commencement of billing varies based on customer requirements and can range from one to 12 months, primarily depending on the combination of deployment size and level of customer-specific design requirements.
We use Contracted Power Capacity as a measure of customer demand and revenue visibility.
Q1 2026 compared to Q1 2025.   Contracted Power Capacity increased by 113 MW, or 41%, for the three months ended March 31, 2026 compared to the three months ended March 31, 2025. This increase was driven by positive quarter-over-quarter growth in sales due to organic growth from newly acquired and existing customers, and inorganic growth from the acquisition of additional data center locations.
FY 2025 compared to FY 2024.   Contracted Power Capacity increased by 113 MW, or 43%, for the year ended December 31, 2025 compared to the year ended December 31, 2024. This increase was driven by positive year-over-year growth in sales due to organic growth from existing customers and newly acquired customers during the year.
FY 2024 compared to FY 2023.   Contracted Power Capacity increased by 215 MW, or 448%, for the year ended December 31, 2024 compared to the year ended December 31, 2023. This increase was primarily due to the growth in the scale and scope of the business following the completion of the acquisition of 42 data centers that provide retail colocation and interconnection services on January 12, 2024 (the “2024 Portfolio Acquisition”), as well as strong in-year bookings activity.
Sellable Power Capacity
Sellable Power Capacity represents the total amount of critical IT load, measured in MW, that is available for customer use across our data center facilities as of the end of the applicable period. Sellable Power Capacity includes installed capacity that can support customer equipment, whether such capacity is contracted, and excludes capacity under development or otherwise not yet available for customer deployment.
We use Sellable Power Capacity to evaluate the scale of our platform and the availability of inventory to support future customer demand.
Q1 2026 compared to Q1 2025.   Sellable Power Capacity increased by 63 MW, or 19%, for the three months ended March 31, 2026 compared to the three months ended March 31, 2025. This increase was driven by 59 MW of additional capacity from acquisitions during the period and 3 MW of incremental expansion capacity added across our portfolio on a same site basis compared to the three months ended March 31, 2025.
FY 2025 compared to FY 2024.   Sellable Power Capacity increased by 92 MW, or 31%, for the year ended December 31, 2025 compared to the year ended December 31, 2024. This increase was driven by 32 MW of incremental expansion capacity added across our portfolio on a same site basis compared to 2024 and 59 MW of additional capacity from acquisitions and newly opened data centers during the year.
FY 2024 compared to FY 2023.   Sellable Power Capacity increased by 236 MW, or 387%, for the year ended December 31, 2024 compared to the year ended December 31, 2023. This increase was driven by 17 MW of incremental expansion capacity added across our portfolio on a same site basis compared to 2023 and 219 MW of additional capacity added as part of the 2024 Portfolio Acquisition.
Contracted Utilization Rate
Contracted Utilization Rate represents the percentage of our Sellable Power Capacity that is Contracted Power Capacity as of the end of the applicable period. Contracted Utilization Rate is calculated by dividing Contracted Power Capacity by Sellable Power Capacity.
We use Contracted Utilization Rate to assess the efficiency with which we deploy our infrastructure and the extent to which incremental revenue growth can be achieved with limited incremental operating costs and capital expenditures.
Q1 2026 compared to Q1 2025.   Contracted Utilization Rate increased to 101% as of March 31, 2026 compared to 86% as of March 31, 2025. This increase was driven by strong sales performance across existing customers and newly acquired customers.

Confidential Treatment Requested by the Registrant
Pursuant to 17 C.F.R. Section 200.83
FY 2025 compared to FY 2024.   Contracted Utilization Rate increased to 97% as of December 31, 2025 compared to 88% as of December 31, 2024. The increase in utilization was driven by strong sales performance during 2025 across existing customers and newly acquired customers during the year.
FY 2024 compared to FY 2023.   Contracted Utilization Rate increased to 88% as of December 31, 2024 compared to 78% as of December 31, 2023. This increase was primarily due to growth in MW sold during the year, along with a positive impact from the 2024 Portfolio Acquisition.
Net Revenue Churn
Net Revenue Churn represents the percentage of net recurring revenue lost during the applicable period. Net recurring revenue lost is defined as the sum of (i) customer terminations, (ii) partial disconnects at renewal, and (iii) net reductions in contracted services from existing customers, which is the total reductions in service from all existing customers subtracted from total expansions in services from all existing customers, floored at zero. Net Revenue Churn is calculated by dividing net recurring revenue lost during the period by recurring revenue at the beginning of the period. Net Revenue Churn excludes any impact from completed or planned divestments or site closures.
We use Net Revenue Churn to assess customer retention, the durability of our revenue base, and the effectiveness of our customer engagement and renewal strategies.
Q1 2026 compared to Q1 2025.   Net Revenue Churn decreased to 1.8% for the three months ended March 31, 2026 compared to 1.9% for the three months ended March 31, 2025. The decrease in Net Revenue Churn was driven by stronger expansion activity on a higher starting revenue base.
FY 2025 compared to FY 2024.   Net Revenue Churn increased to 7.9% for the year ended December 31, 2025 compared to 3.5% for the year ended December 31, 2024. The increase in Net Revenue Churn was driven by higher year-over-year customer churn, partially offset by higher starting net recurring revenue at the beginning of the year compared to 2024. During both 2025 and 2024, expansion activity from customers exceeded reductions in contracted services for the year and therefore did not contribute to churn.
FY 2024 compared to FY 2023.   Net Revenue Churn decreased to 3.5% for the year ended December 31, 2024 compared to 11.8% for the year ended December 31, 2023. The decline in Net Revenue Churn was driven by the increase in recurring revenue as a result of the 2024 Portfolio Acquisition, partially offset by higher year over year customer churn. During both 2024 and 2023, expansion activity from customers exceeded reductions in contracted services for the year and therefore did not contribute to churn.
Bookings
Bookings represent the amount of signed agreements during the applicable period. They are reported on an annualized recurring revenue basis and are the sum of (i) recurring revenue from new customers and (ii) increases in recurring revenue from existing customers who expanded their portfolio of contracted services. Bookings do not include non-recurring revenues or usage-based charges. Annualized recurring revenue represents monthly recurring revenue from closed sales during the applicable period, multiplied by 12.
We use Bookings to assess demand trends across our portfolio, evaluate commercial performance and execution, forecast future revenue and guide resource allocation decisions.
Q1 2026 compared to Q1 2025.   Bookings increased by $20.5 million, or 47%, for the three months ended March 31, 2026 compared to the three months ended March 31, 2025. This increase reflected broad-based strength across indirect and direct sales channels, increasing demand for newly acquired and existing customers and accelerating growth in bookings of one MW or greater.
FY 2025 compared to FY 2024.   Bookings increased by $63.5 million, or 45%, for the year ended December 31, 2025 compared to the year ended December 31, 2024. This increase reflected broad-based strength across direct and indirect sales channels, increasing demand for colocation services from newly acquired and existing customers and accelerating growth in bookings of one MW or greater.
FY 2024 compared to FY 2023.   Bookings increased by $96.5 million, or 213%, for the year ended December 31, 2024 compared to the year ended December 31, 2023. This increase was driven by the successful

Confidential Treatment Requested by the Registrant
Pursuant to 17 C.F.R. Section 200.83
implementation of the Company’s sales processes across its expanded data center portfolio following the 2024 Portfolio Acquisition and sales growth in bookings of one MW or greater.
The following table sets forth the monthly recurring revenue generated from bookings in each of the three month periods presented, which is used in our calculation of Bookings (in thousands):
For the three months ended
March 31, 2023	$362
June 30, 2023	1,100
September 30, 2023	1,137
December 31, 2023	1,174
March 31, 2024	2,653
June 30, 2024	2,776
September 30, 2024	3,040
December 31, 2024	3,350
March 31, 2025	3,646
June 30, 2025	4,114
September 30, 2025	4,127
December 31, 2025	5,219
March 31, 2026	5,351
Key Components of Our Results of Operations
Revenues
We derive the majority of our revenues from recurring revenue streams, consisting of: (i) enterprise colocation services, which include fees for the licensing of cabinet space and power; (ii) interconnection services, which includes cross connects and exchange ports; and (iii) other revenues including but not limited to lease income from tenants and/or subtenants and revenue for additional services such as remote hands and eyes support, equipment installation and removal, cabling and cross-connects, hardware troubleshooting, monitoring, and other on-demand technical assistance. Our colocation and interconnection service offerings are generally billed monthly and recognized ratably on a straight line basis over the term of the contract.
Our non-recurring revenues are primarily comprised of installation services related to a customer’s initial deployment, professional services we perform, and other one-time charges such as termination fees and storage fees.
In addition to the above, we also generate metered power revenues, which are primarily comprised of usage-based cost of power charges that are billed directly to the customer, without an associated markup.
Cost of revenues, excluding depreciation and amortization
The components of our cost of revenue consist of utility costs, including electricity and other sources of power, real estate costs, including rental payments related to our leased data centers, personnel-related expenses, including data center employees’ salaries and benefits and fees paid to contractors, property taxes, as well as repairs and maintenance. A majority of our cost of revenues is fixed in nature and should not vary significantly from period to period, unless we expand our existing data centers or open or acquire new data centers. However, there are certain costs that are considered more variable in nature, including utility costs and repairs and maintenance, that are directly related to growth in our existing and new customer base.
Selling, marketing, general and administrative
Our selling, marketing, general and administrative expenses consist primarily of personnel-related expenses, including salaries and benefits for our sales and marketing, executive, finance, human resources, legal and IT

Confidential Treatment Requested by the Registrant
Pursuant to 17 C.F.R. Section 200.83
functions and administrative personnel, internal sales commissions, and other expenses including software subscription fees, insurance premiums, third-party professional services fees, and administrative-related rent expense.
Depreciation and amortization
Depreciation and amortization expense primarily consists of depreciation and amortization on our property and equipment, inclusive of amortization of assets under finance leases, as well as amortization of intangible assets.
Transaction and other costs
Transaction and other costs are primarily comprised of costs related to the 2024 Portfolio Acquisition and the acquisition of 10 data centers in the United States and Canada that provide retail colocation services on October 1, 2025 (the “2025 Portfolio Acquisition”). These costs include closing costs, commissions and other fees, including legal and accounting fees, as well as other non-recurring integration costs.
Interest expense
Interest expense is primarily comprised of interest incurred under our debt facilities and on finance leases.
(Loss) gain on extinguishment of debt
(Loss) gain on extinguishment of debt is comprised of gains or losses, if any, that are recognized due to the repayment of debt, typically related to repurchases of debt at below par values and the write-off of the unamortized debt discounts and deferred issuance costs.
Bargain purchase gain
Bargain purchase gain is comprised of the amount by which fair value of the net assets acquired in the acquisition exceeds the fair value of the purchase consideration as a gain in earnings as of the acquisition date.
Other income (loss), net
Other income (loss), net is primarily comprised of the impact of foreign currency gains and losses.
Income tax benefit (expense)
Income tax benefit (expense) is primarily comprised of income taxes in certain federal, state, local and foreign jurisdictions in which we conduct business. Foreign jurisdictions typically have different statutory tax rates from those in the United States.

Confidential Treatment Requested by the Registrant
Pursuant to 17 C.F.R. Section 200.83
Results of Operations
The following table sets forth our consolidated statements of operations data for the periods indicated (in thousands):
	Years Ended December 31,			Three Months Ended March 31,
	2025	2024	2023	2026	2025
Revenues	$986,980	$907,551	$198,260	$270,462	$232,759
Costs and operating expenses:
Cost of revenues, excluding depreciation and amortization	509,249	516,500	140,058	136,454	123,525
Selling, marketing, general and administrative	87,724	102,326	40,143	25,722	22,928
Depreciation and amortization	271,916	259,575	50,423	84,498	63,733
Transaction and other costs	17,710	69,375	8,873	10,509	2,827
Total costs and operating expenses	886,599	947,776	239,497	257,183	213,013
Income (loss) from operations	100,381	(40,225)	(41,237)	13,279	19,746
Interest expense	(241,165)	(185,614)	(46,170)	(88,363)	(54,553)
(Loss) gain on extinguishment of debt	(7,114)	(14,934)	9,782	—	(5,313)
Bargain purchase gain	—	544,097	—	—	—
Other income (loss), net	9,479	10,678	(1,039)	(2,618)	(253)
(Loss) income before income taxes	(138,419)	314,002	(78,664)	(77,702)	(40,373)
Income tax benefit (expense)	18,515	144,539	(1,032)	11,749	5,458
Net (loss) income	$(119,904)	$458,541	$(79,696)	$(65,953)	$(34,915)
Comparison of the Three Months Ended March 31, 2026 and 2025
Revenues
	Three Months Ended March 31,
(dollars in thousands)	2026	2025	$ Change	% Change
Colocation	$203,341	$175,245	$28,096	16%
Interconnection	24,953	26,541	(1,588)	(6)%
Other	13,023	9,613	3,410	35%
Recurring revenues	241,317	211,399	29,918	14%
Non-recurring revenues	7,356	8,977	$(1,621)	(18)%
Metered power revenues	21,789	12,383	9,406	76%
Total revenues	$270,462	$232,759	$37,703	16%
Revenues for the three months ended March 31, 2026 increased by $37.7 million, or 16%, compared to the three months ended March 31, 2025. This growth was primarily due to a:

•
$28.1 million increase in colocation revenues, driven by organic growth from both existing and new customers, as well as inorganic growth of $16.9 million resulting from the 2025 Portfolio Acquisition;

•
$3.4 million increase in other revenues, driven by lease income from tenants resulting from the 2025 Portfolio Acquisition; and

•
$9.4 million increase in metered power revenue, primarily driven by customer contracts entered into throughout 2025 and the three months ended March 31, 2026, including agreements with metered power billing structures in addition to inorganic growth resulting from the 2025 Portfolio Acquisition.

Confidential Treatment Requested by the Registrant
Pursuant to 17 C.F.R. Section 200.83
These increases were partially offset by a $3.2 million decrease in interconnection and non-recurring revenues. The decrease in interconnection revenues was primarily attributable to customer churn and a reduction in active month-to-month cross connects. The decline in non-recurring revenues was driven mainly by an increase in revenue reserves, associated with an increase in customer churn during the three months ended March 31, 2026, compared to the prior-year period. This decrease was partially offset by $0.9 million deferred installation revenues, which are recognized over the lease term or the estimated average customer life and $0.3 million in other non-recurring revenues.
Cost of revenues, excluding depreciation and amortization
	Three Months Ended March 31,
(dollars in thousands)	2026	2025	$ Change	% Change
Cost of revenues, excluding depreciation and amortization	$136,454	$123,525	$12,929	10%
Percentage of revenue	50%	53%	N/A	N/A
Cost of revenues, excluding depreciation and amortization for the three months ended March 31, 2026 increased by $12.9 million, or 10%, compared to the three months ended March 31, 2025. This increase primarily consisted of a $3.5 million increase in property taxes, a $2.0 million increase in personnel costs, a $2.8 million increase in other costs, a $9.8 million increase in utilities costs and a $1.7 million increase in repairs and maintenance costs, partially offset by a $6.9 million decrease in real estate costs.
Cost of revenues as a percentage of revenue decreased from 53% for the three months ended March 31, 2025 to 50% for the three months ended March 31, 2026. The decrease was primarily driven by positive operating leverage from revenue growth.
Selling, marketing, general and administrative
	Three Months Ended March 31,
(dollars in thousands)	2026	2025	$ Change	% Change
Selling, marketing, general and administrative	$25,722	$22,928	$2,794	12%
Percentage of revenue	10%	10%	N/A	N/A
Selling, marketing, general and administrative expenses for the three months ended March 31, 2026 increased by $2.8 million, or 12%, compared to the three months ended March 31, 2025. This increase was primarily driven by higher personnel-related costs and increased professional services expenses.
Depreciation and amortization
	Three Months Ended March 31,
(dollars in thousands)	2026	2025	$ Change	% Change
Depreciation and amortization	$84,498	$63,733	$20,765	33%
Depreciation and amortization for the three months ended March 31, 2026 increased by $20.8 million, or 33%, compared to the three months ended March 31, 2025. The increase in depreciation and amortization was related to the property and equipment, as well as additional intangible assets, acquired as part of the 2025 Portfolio Acquisition.
Transaction and other costs
	Three Months Ended March 31,
(dollars in thousands)	2026	2025	$ Change	% Change
Transaction and other costs	$10,509	$2,827	$7,682	272%

Confidential Treatment Requested by the Registrant
Pursuant to 17 C.F.R. Section 200.83
Transaction and other costs for the three months ended March 31, 2026 increased by $7.7 million, or 272%, compared to the three months ended March 31, 2025. The increase in transaction and other costs was primarily due to professional service fees incurred in connection with this offering.
Interest expense
	Three Months Ended March 31,
(dollars in thousands)	2026	2025	$ Change	% Change
Interest expense	$88,363	$54,553	$33,810	62%
Interest expense for the three months ended March 31, 2026 increased by $33.8 million, or 62%, compared to the three months ended March 31, 2025. The increase was due to the assumption of the 2021 ABS Notes in connection with the 2025 Portfolio Acquisition, as well as issuances of our 2024 ABS Notes in 2025.
Loss on extinguishment of debt
	Three Months Ended March 31,
(dollars in thousands)	2026	2025	$ Change	% Change
Loss on extinguishment of debt	$—	$(5,313)	$5,313	(100)%
The loss on extinguishment of debt for the three months ended March 31, 2026 decreased by $5.3 million compared to the three months ended March 31, 2025. The decrease in loss on extinguishment of debt is attributable to a loss incurred during the three months ended March 31, 2025 associated with the prepayment of long-term debt in connection with issuance of 2024 ABS Notes in March of 2025, with no comparable loss incurred during the three months ended March 31, 2026.
Other loss, net
	Three Months Ended March 31,
(dollars in thousands)	2026	2025	$ Change	% Change
Other loss, net	$(2,618)	$(253)	$(2,365)	935%
Other loss, net for the three months ended March 31, 2026 increased by $2.4 million, or 935%, compared to the three months ended March 31, 2025. The increase in other loss relates mainly to unrealized foreign currency losses.
Income tax benefit
	Three Months Ended March 31,
(dollars in thousands)	2026	2025	$ Change	% Change
Income tax benefit	$11,749	$5,458	$6,291	115%
Effective tax rate	15%	14%	N/A	N/A
Income tax benefit for the three months ended March 31, 2026 increased by $6.3 million, or 115%, compared to the three months ended March 31, 2025. The increase in income tax benefit is primarily attributable to changes in the blended state income tax rate, as well as the recognition of additional deferred tax assets related to net operating losses.

Confidential Treatment Requested by the Registrant
Pursuant to 17 C.F.R. Section 200.83
Comparison of the Years Ended December 31, 2025 and 2024
Revenues
	Years Ended December 31,
(dollars in thousands)	2025	2024	$ Change	% Change
Colocation	$741,751	$683,111	$58,640	9%
Interconnection	105,611	108,191	(2,580)	(2)%
Other	40,600	37,303	3,297	9%
Recurring revenues	887,962	828,605	59,357	7%
Non-recurring revenues	40,709	34,896	5,813	17%
Metered power revenues	58,309	44,050	14,259	32%
Total revenues	$986,980	$907,551	$79,429	9%
Revenues for the year ended December 31, 2025 increased by $79.4 million, or 9%, compared to the year ended December 31, 2024. This growth was primarily due to a:

•
$58.6 million increase in colocation revenues, driven by organic growth from both existing and new customers, as well as inorganic growth of $16.2 million resulting from the 2025 Portfolio Acquisition;

•
$9.1 million increase in non-recurring and other revenues due to installation revenue that is amortized over either the lease term or the average customer life, primarily driven by large-scale customer contracts entered into in late 2024 and throughout 2025; and

•
$14.3 million increase in metered power revenue, primarily driven by customer contracts entered into in late 2024 and throughout 2025, including agreements with metered power billing structures in addition to inorganic growth resulting from the 2025 Portfolio Acquisition.

These increases were partially offset by a $2.6 million decrease in interconnection revenues, primarily driven by the sale or transfer of seven data center sites in 2024, all of which were leased sites. From time to time the Company may seek to opportunistically sell or transfer owned or leased data center sites that are individually cash flow negative.
Cost of revenues, excluding depreciation and amortization
	Years Ended December 31,
(dollars in thousands)	2025	2024	$ Change	% Change
Cost of revenues, excluding depreciation and amortization	$509,249	$516,500	$(7,251)	(1)%
Percentage of revenue	52%	57%	N/A	N/A
Cost of revenues, excluding depreciation and amortization for the year ended December 31, 2025 decreased by $7.3 million, or 1%, compared to the year ended December 31, 2024. This decrease primarily consisted of an $8.7 million decrease in real estate costs, an $8.4 million decrease in property taxes, a $0.3 million decrease in personnel costs, and a $6.6 million decrease in other costs, partially offset by a $15.9 million increase in utilities costs and a $1.0 million increase in repairs and maintenance costs.
Cost of revenues as a percentage of revenue decreased from 57% for the year ended December 31, 2024 to 52% for the year ended December 31, 2025. The decrease was primarily driven by positive operating leverage from revenue growth.

Confidential Treatment Requested by the Registrant
Pursuant to 17 C.F.R. Section 200.83
Selling, marketing, general and administrative
	Years Ended December 31,
(dollars in thousands)	2025	2024	$ Change	% Change
Selling, marketing, general and administrative	$87,724	$102,326	$(14,602)	(14)%
Percentage of revenue	9%	11%	N/A	N/A
Selling, marketing, general and administrative expenses for the year ended December 31, 2025 decreased by $14.6 million, or 14%, compared to the year ended December 31, 2024. This decrease primarily consisted of lower personnel related expenses after the Company completed the integration activities related to the 2024 Portfolio Acquisition. The decrease in selling, marketing, general and administrative expenses as a percentage of revenue is attributable to synergies realized from the integration of the acquired portfolios and the increase in revenue.
Depreciation and amortization
	Years Ended December 31,
(dollars in thousands)	2025	2024	$ Change	% Change
Depreciation and amortization	$271,916	$259,575	$12,341	5%
Depreciation and amortization for the year ended December 31, 2025 increased by $12.3 million, or 5%, compared to the year ended December 31, 2024. The increase in depreciation and amortization was due to the depreciation and amortization related to the property and equipment, as well as additional intangible assets, acquired as part of the 2025 Portfolio Acquisition.
Transaction and other costs
	Years Ended December 31,
(dollars in thousands)	2025	2024	$ Change	% Change
Transaction and other costs	$17,710	$69,375	$(51,665)	(74)%
Transaction and other costs for the year ended December 31, 2025 decreased by $51.7 million, or 74%, compared to the year ended December 31, 2024. The decrease in transaction and other costs was primarily due to lower acquisition-related costs incurred in connection with the 2025 Portfolio Acquisition, as well as a reduction in other non-recurring expenses related to the integration of the acquired portfolio, compared to costs incurred in connection with the 2024 Portfolio Acquisition.
Interest expense
	Years Ended December 31,
(dollars in thousands)	2025	2024	$ Change	% Change
Interest expense	$241,165	$185,614	$55,551	30%
Interest expense for the year ended December 31, 2025 increased by $55.6 million, or 30%, compared to the year ended December 31, 2024. This increase was due to the assumption of the 2021 ABS Notes in connection with the 2025 Portfolio Acquisition, as well as issuances of our 2024 ABS Notes in 2025.
(Loss) gain on extinguishment of debt
	Years Ended December 31,
(dollars in thousands)	2025	2024	$ Change	% Change
(Loss) gain on extinguishment of debt	$(7,114)	$(14,934)	$7,820	(52)%
The loss on extinguishment of debt for the year ended December 31, 2025 decreased by $7.8 million, or 52%, compared to the year ended December 31, 2024. The decrease in loss on extinguishment of debt is attributable to lower repayments made under a two-year term loan facility (the “2024 Term Loan Facility”) for the year ended December 31, 2025 compared to the year ended December 31, 2024.

Confidential Treatment Requested by the Registrant
Pursuant to 17 C.F.R. Section 200.83
Bargain purchase gain
	Years Ended December 31,
(dollars in thousands)	2025	2024	$ Change	% Change
Bargain purchase gain	$—	$544,097	$(544,097)	N/A
There was no bargain purchase gain for the year ended December 31, 2025, compared to $544.1 million for the year ended December 31, 2024. The bargain purchase gain recorded during the year ended December 31, 2024 is entirely attributable to the 2024 Portfolio Acquisition, primarily relating to the negotiation process with the seller of the portfolio during its insolvency proceedings, resulting in cash consideration paid being less than the fair value of the net assets acquired.
Other income (loss), net
	Years Ended December 31,
(dollars in thousands)	2025	2024	$ Change	% Change
Other income (loss), net	$9,479	$10,678	$(1,199)	(11)%
Other income (loss), net for the year ended December 31, 2025 decreased by $1.2 million, or 11%, compared to the year ended December 31, 2024. The decrease in other income relates mainly to a reduction of other income from management services provided to an affiliate of a parent of the Company, partially offset by unrealized foreign currency exchange gains.
Income tax benefit (expense)
	Years Ended December 31,
(dollars in thousands)	2025	2024	$ Change	% Change
Income tax benefit (expense)	$18,515	$144,539	$(126,024)	(87)%
Effective tax rate	13%	(46)%	N/A	N/A
Income tax benefit (expense) for the year ended December 31, 2025 decreased by $126.0 million, or 87%, compared to the year ended December 31, 2024. The decrease in income tax benefit (expense) is due to the release of a valuation allowance during the year ended December 31, 2024, in connection with the 2024 Portfolio Acquisition.
Comparison of the Years Ended December 31, 2024 and 2023
Revenues
	Years Ended December 31,
(dollars in thousands)	2024	2023	$ Change	% Change
Colocation	$683,111	$154,294	$528,817	343%
Interconnection	108,191	18,998	89,193	469%
Other	37,303	21,228	16,075	76%
Recurring revenues	828,605	194,520	634,085	326%
Non-recurring revenues	34,896	3,113	31,783	1,021%
Metered power revenues	44,050	627	43,423	6,926%
Total revenues	$907,551	$198,260	$709,291	358%
Revenue for the year ended December 31, 2024 increased by $709.3 million, or 358%, compared to the year ended December 31, 2023. This increase across each of the revenue streams described above was primarily due to the growth in the business following the completion of the 2024 Portfolio Acquisition, which contributed $704.3 million of total revenues for the year ended December 31, 2024.

Confidential Treatment Requested by the Registrant
Pursuant to 17 C.F.R. Section 200.83
Cost of revenues, excluding depreciation and amortization
	Years Ended December 31,
(dollars in thousands)	2024	2023	$ Change	% Change
Cost of revenues, excluding depreciation and amortization	$516,500	$140,058	$376,442	269%
Percentage of revenue	57%	71%	N/A	N/A
Cost of revenue, excluding depreciation and amortization for the year ended December 31, 2024 increased by $376.4 million, or 269%, compared to the year ended December 31, 2023. This change primarily consisted of a $134.5 million increase in utilities costs, a $95.1 million increase in real estate costs, a $43.9 million increase in personnel costs, a $29.9 million increase in property taxes, and a $15.6 million increase in repairs and maintenance costs. Each of these increases was primarily due to the growth in the business following the completion of the 2024 Portfolio Acquisition.
Cost of revenues as a percentage of revenue decreased from 71% for the year ended December 31, 2023 to 57% for the year ended December 31, 2024. This decrease was primarily driven by the acquisition of new data centers as part of the 2024 Portfolio Acquisition, which included structurally higher operating margins primarily due to favorable customer pricing and lower operating costs.
Selling, marketing, general and administrative
	Years Ended December 31,
(dollars in thousands)	2024	2023	$ Change	% Change
Selling, marketing, general and administrative	$102,326	$40,143	$62,183	155%
Percentage of revenue	11%	20%	N/A	N/A
Selling, marketing, general and administrative for the year ended December 31, 2024 increased by $62.2 million, or 155%, compared to the year ended December 31, 2023. This increase is primarily attributable to an increase in other costs of $57.5 million related to the 2024 Portfolio Acquisition, which generated proportionately higher revenues relative to the incremental selling, marketing, general and administrative costs required to operate the acquired facilities.
Depreciation and amortization
	Years Ended December 31,
(dollars in thousands)	2024	2023	$ Change	% Change
Depreciation and amortization	$259,575	$50,423	$209,152	415%
Depreciation and amortization for the year ended December 31, 2024 increased by $209.2 million, or 415%, compared to the year ended December 31, 2023. The increase in depreciation and amortization was primarily due to the depreciation and amortization related to the property and equipment, as well as additional intangible assets acquired as part of the 2024 Portfolio Acquisition.
Transaction and other costs
	Years Ended December 31,
(dollars in thousands)	2024	2023	$ Change	% Change
Transaction and other costs	$69,375	$8,873	$60,502	682%
Transaction and other costs for the year ended December 31, 2024 increased by $60.5 million, or 682%, compared to the year ended December 31, 2023. This was primarily due to an increase in acquisition-related costs of $46.5 million incurred in connection with the 2024 Portfolio Acquisition and an increase in other non-recurring expenses of $14.0 million related to integration of the acquired portfolio.

Confidential Treatment Requested by the Registrant
Pursuant to 17 C.F.R. Section 200.83
Interest expense
	Years Ended December 31,
(dollars in thousands)	2024	2023	$ Change	% Change
Interest expense	$185,614	$46,170	$139,444	302%
Interest expense for the year ended December 31, 2024 increased by $139.4 million, or 302%, compared to the year ended December 31, 2023. This was primarily due to the increase in interest expense of $134.3 million associated with $2.0 billion of additional indebtedness used to fund the 2024 Portfolio Acquisition and an increase of $40.5 million interest expense associated with the finance leases acquired as part of the 2024 Portfolio Acquisition. This increase was partially offset by a $33.7 million remeasurement gain recognized on the interest rate swap agreements.
(Loss) gain on extinguishment of debt
	Years Ended December 31,
(dollars in thousands)	2024	2023	$ Change	% Change
(Loss) gain on extinguishment of debt	$(14,934)	$9,782	$(24,716)	(253)%
The loss on extinguishment of debt for the year ended December 31, 2024 was $14.9 million, compared to a gain on extinguishment of debt of $9.8 million for the year ended December 31, 2023. The loss on extinguishment of debt in 2024 was primarily due to write-off of unamortized deferred debt issuance costs on the $755.2 million prepayment on the 2024 Term Loan Facility.
Bargain purchase gain
	Years Ended December 31,
(dollars in thousands)	2024	2023	$ Change	% Change
Bargain purchase gain	$544,097	$—	$544,097	N/A
Bargain purchase gain for the year ended December 31, 2024 was $544.1 million. The bargain purchase gain recorded during the year ended December 31, 2024 is entirely attributable to the 2024 Portfolio Acquisition, primarily relating to the negotiation process with the seller of the portfolio during its insolvency proceedings, resulting in cash consideration paid being less than the fair value of the net assets acquired.
Other income (loss), net
	Years Ended December 31,
(dollars in thousands)	2024	2023	$ Change	% Change
Other income (loss), net	$10,678	$(1,039)	$11,717	1,128%
Other income (loss), net for the year ended December 31, 2024 was $10.7 million, compared to an other loss, net of $1.0 million the year ended December 31, 2023. The change in other income (loss), net was primarily due to an increase in miscellaneous local state tax refunds and the management services provided to an affiliate of a parent of the Company.
Income tax benefit (expense)
	Years Ended December 31,
(dollars in thousands)	2024	2023	$ Change	% Change
Income tax benefit (expense)	$144,539	$(1,032)	$145,571	N/A
Effective tax rate	(46)%	(1)%	N/A	N/A
Income tax benefit (expense) for the year ended December 31, 2024 increased by $145.6 million, compared to the year ended December 31, 2023. This was primarily due to the tax effects of the non-taxable bargain gain and valuation allowance release.

Confidential Treatment Requested by the Registrant
Pursuant to 17 C.F.R. Section 200.83
Non-GAAP Financial Measures
We prepare our financial statements in conformity with U.S. GAAP, though we believe evaluating our ongoing results of operations may be difficult if limited to reviewing only GAAP financial measures. Accordingly we use non-GAAP financial measures to supplement our evaluation of our operations. We believe that these non-GAAP financial measures, when taken collectively with our U.S. GAAP financial statements, may be helpful to investors because they allow for greater transparency into what measures we use in operating our business and measuring our performance and enable comparison of financial trends and results between periods where items may vary independent of business performance. These non-GAAP financial measures are presented for supplemental informational purposes only, should not be considered a substitute for financial information presented in accordance with GAAP, and may be different from similarly titled non-GAAP financial measures used by other companies. Because of these limitations, our non-GAAP financial measures should not be considered in isolation or as substitutes for net (loss) income, or any other measure calculated in accordance with U.S. GAAP, as applicable, and should be considered together with our GAAP financial measures and the reconciliations to the corresponding GAAP financial measures set forth in this prospectus.
Adjusted EBITDA
We define Adjusted EBITDA as net (loss) income, excluding (i) income taxes, (ii) interest expense, (iii) depreciation and amortization, (iv) (loss) gain on extinguishment of debt, (v) bargain purchase gain, (vi) other income (loss), net, and (vii) transaction and other costs. Management uses Adjusted EBITDA as a key measure of our operating performance and to assess the results of our business excluding certain items that we believe are not indicative of our core operating results. In addition, we believe Adjusted EBITDA is frequently used by securities analysts, investors, and other interested parties in the evaluation of data centers and other real estate companies. However, because Adjusted EBITDA is calculated before recurring cash charges, including interest expense and income taxes, which represent significant recurring cash charges necessary to operate our business, and is not adjusted for capital expenditures or other recurring cash requirements of our business, it should not be considered a measure of liquidity or an indicator of our cash flows and its utility as a measure of our performance is limited. Further, Adjusted EBITDA does not reflect our cash requirements or our ability to generate cash to meet those obligations. Other companies may calculate Adjusted EBITDA differently than we do and, as a result, Adjusted EBITDA may not be comparable to other companies’ Adjusted EBITDA. Accordingly, Adjusted EBITDA should not be viewed in isolation or as a substitute for net (loss) income or any other performance measure calculated in accordance with U.S. GAAP.
Funds from Operations and Adjusted Funds From Operations
Management uses FFO and AFFO, which are non-GAAP financial measures commonly used in the real estate industry. These measures are used by management to evaluate performance corresponding to the retail colocation data center industry which have similarities to other real estate type companies. FFO is calculated in accordance with the standards approved by the Board of Governors of the National Association of Real Estate Investment Trusts. FFO represents net (loss) income (calculated in accordance with GAAP), excluding, when applicable, (i) loss or gain from the disposition of real estate assets, (ii) depreciation and amortization and (iii) impairment write-downs of real estate assets and investments in entities when the impairment is directly attributable to decreases in the value of depreciable real estate held by the entity. AFFO represents FFO, excluding, when applicable, (i) bargain purchase gain, (ii) stock-based compensation expense, (iii) gain or loss from the disposition of non-real estate assets, (iv) net favorable or unfavorable leasehold interest amortization, (v) transaction and other costs, (vi) amortization of deferred financing costs and debt discounts, (vii) loss or gain on debt extinguishment, (viii) deferred income tax (benefit) expense adjustment and (ix) recurring capital expenditures.
Management uses FFO and AFFO as supplemental performance measures because, in excluding the items identified in the calculation, they provide performance measures that, when compared year over year, capture trends in utilization rates, pricing and operating costs. In addition, we believe FFO and AFFO are frequently used by securities analysts, investors, and other interested parties in the evaluation of data centers and other real estate companies. However, because FFO and AFFO exclude depreciation and amortization and capture neither the changes in the value of our data centers that result from use or market conditions, nor the level of capital expenditures necessary to maintain the operating performance of our data centers, all of which have

Confidential Treatment Requested by the Registrant
Pursuant to 17 C.F.R. Section 200.83
real economic effect and could materially impact our financial condition and results from operations, the utility of FFO and AFFO as measures of our performance is limited. Other companies may calculate FFO and AFFO differently than we do and, as a result, FFO and AFFO may not be comparable to other companies’ FFO and AFFO. Accordingly, FFO and AFFO should not be considered in isolation or as substitutes for net (loss) income or any other performance measure calculated in accordance with U.S. GAAP.
Discussion of Non-GAAP Financial Measures
	Years Ended December 31,			Three Months Ended March 31,
(dollars in thousands)	2025	2024	2023	2026	2025
Net (loss) income	$(119,904)	$458,541	(79,696)	$(65,953)	$(34,915)
Adjusted EBITDA	390,007	288,725	18,059	108,286	86,306
FFO	152,012	718,116	(29,273)	18,545	28,818
AFFO	148,469	115,848	(47,530)	15,680	32,011
Adjusted EBITDA increased by $22.0 million, or 25%, to $108.3 million for the three months ended March 31, 2026, compared to $86.3 million for the three months ended March 31, 2025. This increase reflected continued improvement in operating performance across our platform, driven by growth in recurring colocation and interconnection revenues and operating leverage from our cost structure.
Adjusted EBITDA increased by $101.3 million, or 35%, to $390.0 million for the year ended December 31, 2025, compared to $288.7 million for the year ended December 31, 2024. This increase reflected improved operating performance across our expanded platform following the 2024 Portfolio Acquisition, including growth in recurring colocation and interconnection revenues, and a reduction in cost of revenues as well as selling, marketing, general and administrative expenses through improved operational oversight and operating synergies.
Adjusted EBITDA increased by $270.7 million, or 1,499%, to $288.7 million for the year ended December 31, 2024, compared to $18.1 million for the year ended December 31, 2023. This increase reflects the scale of the platform following the completion of the 2024 Portfolio Acquisition on January 12, 2024, combined with strong operating execution, including increased recurring colocation and interconnection revenues, improved sales performance, and the realization of operating and financial synergies across the expanded portfolio. These improvements were partially offset by higher operating costs associated with supporting the larger platform.
AFFO decreased by $16.3 million, or 51%, to $15.7 million for the three months ended March 31, 2026, compared to $32.0 million for the three months ended March 31, 2025. This decrease reflected higher cash interest expense, primarily driven by the assumption of the 2021 ABS Notes in connection with the 2025 Portfolio Acquisition, as well as interest associated with the issuance of our 2024 ABS Notes in 2025.
AFFO increased by $32.6 million, or 28%, to $148.5 million for the year ended December 31, 2025, compared to $115.8 million for the year ended December 31, 2024. This increase primarily reflects improved operating performance across the expanded platform following the 2024 Portfolio Acquisition, including growth in recurring colocation and interconnection revenues, realization of financial and operating synergies, enhanced sales execution, and improved operational oversight. These factors more than offset increases in cash interest expense associated with acquisition-related financing and higher recurring capital expenditures associated with the larger asset base.
AFFO increased by $163.4 million, or 344%, to $115.8 million for the year ended December 31, 2024, compared to a loss of $47.5 million for the year ended December 31, 2023. This increase reflects improved operating performance across the expanded platform following the 2024 Portfolio Acquisition, including growth in recurring revenues, improved sales execution, and the realization of financial and operational synergies. These improvements more than offset increases in cash interest expense associated with acquisition-related financing and higher recurring capital expenditures related to the larger asset base.

Confidential Treatment Requested by the Registrant
Pursuant to 17 C.F.R. Section 200.83
The following table presents the calculation of Adjusted EBITDA for the periods presented, with a reconciliation to the most comparable GAAP metric:
	Years Ended December 31,			Three Months Ended March 31,
(dollars in thousands)	2025	2024	2023	2026	2025
Net (loss) income	$(119,904)	$458,541	$(79,696)	$(65,953)	$(34,915)
Adjustments:
Interest expense	241,165	185,614	46,170	88,363	54,553
Income tax (benefit) expense	(18,515)	(144,539)	1,032	(11,749)	(5,458)
Depreciation and amortization	271,916	259,575	50,423	84,498	63,733
Loss (gain) on extinguishment of debt	7,114	14,934	(9,782)	—	5,313
Bargain purchase gain	—	(544,097)	—	—	—
Other (income) loss, net	(9,479)	(10,678)	1,039	2,618	253
Transaction and other costs	17,710	69,375	8,873	10,509	2,827
Adjusted EBITDA	$390,007	$288,725	$18,059	$108,286	$86,306
The following table presents the calculation of FFO and AFFO for the periods presented, with a reconciliation to the most comparable GAAP metric:
	Years Ended December 31,			Three Months Ended March 31,
(dollars in thousands)	2025	2024	2023	2026	2025
Net (loss) income	$(119,904)	$458,541	$(79,696)	$(65,953)	$(34,915)
Adjustments:
Depreciation and amortization	271,916	259,575	50,423	84,498	63,733
FFO	$152,012	$718,116	$(29,273)	$18,545	$28,818
Adjustments:
Bargain purchase gain	—	(544,097)	—	—	—
Net favorable leasehold interest amortization	7,923	9,546	—	1,018	2,400
Transaction and other costs	17,710	69,375	8,873	10,509	2,827
Amortization of deferred financing costs and debt discounts	29,012	23,939	3,044	11,951	5,512
Loss (gain) on debt extinguishment	7,114	14,934	(9,782)	—	5,313
Deferred income tax (benefit) expense adjustment	(19,748)	(145,765)	871	(15,668)	(5,822)
Recurring capital expenditures	(45,554)	(30,200)	(21,263)	(10,675)	(7,037)
AFFO	$148,469	$115,848	$(47,530)	$15,680	$32,011

Confidential Treatment Requested by the Registrant
Pursuant to 17 C.F.R. Section 200.83
Liquidity and Capital Resources
The following table presents our available liquidity as of the end of the periods:
(dollars in thousands)	As of March 31, 2026	As of December 31, 2025
Cash and cash equivalents	$67,568	$140,159
Restricted cash(1)	245,623	263,257
Undrawn and available committed credit facility	66,000	141,000
Undrawn and available variable funding notes	25,000	25,000
Letters of credit	(46,570)	(46,867)
Total available liquidity	$357,621	$522,549

(1)
Restricted cash represents cash under the control of a non-affiliated trustee appointed in conjunction with the issuance of asset-backed notes. These amounts are contractually restricted for specified purposes, such as principal and interest payments and capital expenditures, and are not available for general corporate use. The restrictions lapse upon final repayment of the related debt. For further information on restricted cash, see Note 10 to our audited consolidated financial statements included elsewhere in this prospectus.

As of March 31, 2026, we had $357.6 million of available liquidity, which was comprised of $313.2 million of available cash and cash equivalents and restricted cash, $91.0 million of undrawn and available capacity under our corporate Revolving Credit Facility and our variable funding notes, less $46.6 million due to the issuance of any letters of credit. Our primary source of liquidity and capital resources are contractual cash flows generated from over 1,700 customers, most of whom we have long-standing relationships.
As of December 31, 2025, we had $522.5 million of available liquidity, which was comprised of $403.4 million of available cash and cash equivalents and restricted cash, $166.0 million of undrawn and available capacity under our corporate Revolving Credit Facility and our variable funding notes, less $46.9 million due to the issuance of any letters of credit. Our primary source of liquidity and capital resources are contractual cash flows generated from over 1,800 customers, most of whom we have long-standing relationships.
Our business has few non-discretionary capital requirements and generates strong cash flows from operations. Our largest normal course capital requirements are interest payments on our debt facilities and capital expenditures to maintain the operating performance of our data center assets.
We believe our existing balance of cash and cash equivalents and short-term investments, in addition to amounts available for borrowing under our Revolving Credit Facility and variable funding note, combined with our operating cash flows, will be sufficient to meet obligations due or anticipated to be due for the next twelve months and in the longer term, including interest payments on our debt, anticipated capital expenditures and cash lease payments.
As we continue to grow, we may pursue additional capital expenditures focused on, but not limited to, investments within our existing portfolio, disciplined customer acquisition, and selective support of evolving enterprise workloads. We have identified approximately $4 billion of potential expansion capital expenditure opportunities within our existing portfolio. To the extent we obtain accretive contracts to commercialize our potential expansion opportunities, we may elect to fund these growth initiatives by accessing the debt capital markets from time to time opportunistically, particularly if financing is available on attractive terms. We will continue to evaluate our operating requirements and financial resources in light of future developments.
Cash Flows
The following summary discussion of our cash flows is based on the consolidated statements of cash flows included elsewhere in this prospectus and is not meant to be an all-inclusive discussion of the changes in our cash flows for the periods presented below.

Confidential Treatment Requested by the Registrant
Pursuant to 17 C.F.R. Section 200.83
Comparison of Three Months Ended March 31, 2026 to Three Months Ended March 31, 2025
The following table shows cash flows for the periods presented:
	Three Months Ended March 31,
(dollars in thousands)	2026	2025	$ Change
Net cash (used in) provided by operating activities	$(18,312)	$4,132	$(22,444)
Net cash used in investing activities	(135,900)	(37,098)	(98,802)
Net cash provided by financing activities	71,447	89,148	(17,701)
Operating activities
Net cash used in operating activities was $18.3 million for the three months ended March 31, 2026 as compared to $4.1 million net cash provided by operating activities for the three months ended March 31, 2025. The decrease was driven primarily by unfavorable changes in working capital related to the timing of customer billings, collections, and vendor payments.
Investing activities
Net cash used in investing activities was $135.9 million for the three months ended March 31, 2026 as compared to $37.1 million for the three months ended March 31, 2025. The increase in cash outflows was driven primarily by higher capital expenditures to support customer demand and growth initiatives across the platform, including investments in expansion and upgrades of existing facilities.
Financing activities
Net cash provided by financing activities was $71.4 million for the three months ended March 31, 2026 as compared to $89.1 million for the three months ended March 31, 2025. The decrease was driven primarily by lower financing activity as the Company did not access the term loan or asset-backed securities markets in the three months ended March 31, 2026. This was partially offset by $75.0 million borrowings under the revolving credit facility to support capital expenditures and operating needs.
Comparison of Year Ended December 31, 2025 to Year Ended December 31, 2024
The following table shows cash flows for the periods presented:
	Years Ended December 31,
(dollars in thousands)	2025	2024	$ Change
Net cash provided by operating activities	$171,984	$80,968	$91,016
Net cash used in investing activities	(871,519)	(1,356,632)	485,113
Net cash provided by financing activities	988,370	1,371,020	(382,650)
Operating activities
Net cash provided by operating activities was $172.0 million for the year ended December 31, 2025 as compared to $81.0 million for the year ended December 31, 2024. The increase was driven primarily by increases in our income from operations as well as increases in cash inflows from collection activity. The increase was partially offset by a reduction in accounts payable.
Investing activities
Net cash used by investing activities was $871.5 million for the year ended December 31, 2025 as compared to $1,356.6 million for the year ended December 31, 2024. The reduction in cash outflows was driven primarily by a $311.5 million decrease in business acquisition-related disbursements in 2025 as well as a decrease of $378.4 million in purchases of previously leased property. The decrease was partially offset by a $56.4 million increase in capital spending to support investment across our data center portfolio as well as a $142.3 million increase in loans and deposits placed at affiliates of a parent of the Company.

Confidential Treatment Requested by the Registrant
Pursuant to 17 C.F.R. Section 200.83
Financing activities
Net cash provided by financing activities was $988.4 million for the year ended December 31, 2025 as compared to $1,371.0 million for the year ended December 31, 2024. The decrease was driven primarily by a $684.4 million increase in distributions to our member and a $505.9 million increase in debt repayments compared to the prior year. The decrease was partially offset by an additional $875.9 million in borrowings on available revolving lines of credit.
Comparison of Year Ended December 31, 2024 to Year Ended December 31, 2023
The following table shows cash flows for the periods presented:
	Years Ended December 31,
(dollars in thousands)	2024	2023	$ Change
Net cash provided by (used in) operating activities	$80,968	$(56,261)	$137,229
Net cash used in investing activities	(1,356,632)	(184,165)	(1,172,467)
Net cash provided by financing activities	1,371,020	236,291	1,134,729
Operating activities
Net cash provided by operating activities was $81.0 million for the year ended December 31, 2024 as compared to $56.3 million net cash used in operating activities for the year ended December 31, 2023. The increase was driven primarily by greater operating leverage following the completion of the 2024 Portfolio Acquisition.
Investing activities
Net cash used by investing activities was $1,356.6 million for the year ended December 31, 2024 as compared to $184.2 million for the year ended December 31, 2023. The increase in cash used for investing activities is attributed to the 2024 Portfolio Acquisition.
Financing activities
Net cash provided by financing activities was $1,371.0 million for the year ended December 31, 2024 as compared to $236.3 million for the year ended December 31, 2023. The increase in net cash provided by financing activities primarily reflects proceeds from incremental indebtedness incurred in connection with the financing of the 2024 Portfolio Acquisition.
Debt
Revolving Credit Facility
On January 12, 2024, Phoenix Data Center Acquisitions LLC, one of our wholly-owned subsidiaries, as borrower (the “Borrower”), entered into the Revolving Credit Facility with Wells Fargo Bank, National Association, as administrative agent and collateral agent, the guarantors party thereto and the lenders and issuing banks party thereto, which provided for revolving loans in an aggregate principal amount of up to $200.0 million over a three-year term. On April 17, 2024, the Revolving Credit Facility was amended to add certain definitions related to the calculation of Consolidated EBITDA. On February 28, 2025, the Revolving Credit Facility was further amended to increase the aggregate principal amount of revolving loans available under the Revolving Credit Facility to $300.0 million and to amend certain interest rate-related provisions. On December 22, 2025, the Revolving Credit Facility was further amended to extend the maturity date of the Revolving Credit Facility to December 22, 2026 and to increase the aggregate principal amount of revolving loans available under the Revolving Credit Facility to $800.0 million. The proceeds of the Revolving Credit Facility may be used for working capital and general corporate purposes (including the financing of acquisitions). The Revolving Credit Facility includes a $50.0 million letter of credit sub-facility.
Amounts borrowed under the Revolving Credit Facility bear interest at a rate equal to (i) term SOFR, subject to a 0.0% floor, plus a margin of 3.00% per annum or (ii) the alternate base rate, as defined in the Revolving

Confidential Treatment Requested by the Registrant
Pursuant to 17 C.F.R. Section 200.83
Credit Facility, plus a margin of 2.00% per annum. The unused portion of the Revolving Credit Facility accrues unused commitment fees at a rate equal to (i) 0.50% per annum if 50% or less of the commitments are drawn, or (ii) 0.375% per annum if more than 50% of the commitments are drawn, and letters of credit accrue participation fees equal to 3.00% per annum on the average daily stated amount of each outstanding letter of credit, plus a fronting fee of 0.25% per annum.
The Borrower may make voluntary prepayments under the Revolving Credit Facility in whole or in part upon prior written notice without prepayment premium or penalty, other than customary “breakage” costs. The Borrower may be required to make mandatory prepayments of borrowings from excess cash flow depending on the periodic calculation of our loan-to-value and fixed charge coverage ratio, as described in the Revolving Credit Facility. In lieu of mandatory prepayments, we may cause one or more sponsor guarantors to provide a guarantee of such obligations.
All obligations under the Revolving Credit Facility are guaranteed, jointly and severally, by Phoenix Data Center Intermediate LLC and certain of the Borrower’s wholly-owned subsidiaries. The obligations under the Revolving Credit Facility are secured by first-priority security interests in, subject to certain exceptions, substantially all of the assets of the Borrower and each guarantor.
The Revolving Credit Agreement contains customary affirmative and negative covenants that limit, among other things, the Borrower and certain of its subsidiaries’ ability to incur, assume or guarantee certain additional indebtedness and liens, sell certain assets outside the ordinary course of business, make certain investments, pay certain dividends or make other restricted payments, enter into certain transactions with affiliates and enter into certain change of control or other fundamental transactions. As of March 31, 2026, we were in compliance with all covenants under the Credit Agreement. The Credit Agreement also provides for customary events of default.
As of March 31, 2026, there was $734.0 million of borrowings outstanding under the Revolving Credit Facility.
Asset-Backed Notes
2021 ABS Notes
On October 1, 2025, as a result of the 2025 Portfolio Acquisition, we acquired $743.0 million of asset-backed securitized notes (the “2021 ABS Notes”) issued by Compass Datacenters Issuer, LLC and Compass Datacenters Canada Issuer Limited Partnership, each a special-purpose entity and indirect wholly-owned subsidiary of Compass Datacenters LLC (together, the “2021 Co-Issuers”), pursuant to an amended and restated indenture, dated as of May 28, 2021, among the 2021 Co-Issuers, certain subsidiaries of the 2021 Co-Issuers and Wilmington Trust, National Association, as trustee (as amended, restated, supplemented or otherwise modified from time to time, the “2021 Indenture”). On December 4, 2025, we used a portion of the proceeds from an issuance of 2024 ABS Notes to prepay $220.0 million of the 2021 ABS Notes.
The 2021 ABS Notes were issued in series in 2020, 2021 and 2022 and, as of March 31, 2026, there was $523.0 million aggregate outstanding principal amount of the 2021 ABS Notes, with each outstanding series as set forth in the table below (in thousands, except for coupon rate):
Series	Class	Initial Principal Amount	Note Principal Balance	Coupon Rate	Anticipated Repayment Date (“ARD”)	Maturity Date
2020-2	A-2	$250,000.0	$250,000.0	2.50%	October 2027	October 2050
2021-1	B	$61,000.0	$61,000.0	3.60%	May 2028	May 2051
2021-1	C	$41,000.0	$41,000.0	5.60%	May 2028	May 2051
2022-1	A-2	$120,000.0	$120,000.0	4.60%	April 2029	April 2052
2022-1	B	$51,000.0	$51,000.0	5.10%	April 2029	April 2052
In the event that a series of 2021 ABS Notes is not repaid in full on or before the applicable ARD, the interest rate on such series of 2021 ABS Notes will increase and we will be required to use excess cash flows to pay down the unpaid principal balance of such series of 2021 ABS Notes in accordance with the priority of payments set forth in the 2021 Indenture.

Confidential Treatment Requested by the Registrant
Pursuant to 17 C.F.R. Section 200.83
We may prepay the notes of any series of the 2021 ABS Notes in whole or in part upon prior written notice at a prepayment premium applicable to such series if such series is in its applicable prepayment period, plus all accrued and unpaid interest on the principal amount of the notes being prepaid through the date of such prepayment.
The 2021 ABS Notes are secured obligations of the 2021 Co-Issuers and are fully and unconditionally, jointly and severally, guaranteed by certain subsidiaries of the 2021 Co-Issuers. The 2021 ABS Notes and related guarantees are secured by first-priority security interests in a collateral pool consisting of multi-tenant enterprise data centers, held in both fee simple and leasehold interests, subject to certain exceptions and permitted liens. The 2021 Indenture contains covenants that, among other things, limit the 2021 Co-Issuers’ and certain of their subsidiaries’ ability to incur additional debt and create liens on certain assets. As of March 31, 2026, we were in compliance with all covenants under the 2021 Agreement. The 2021 Indenture also provides for customary events of default.
2024 ABS Notes
On October 17, 2024, Centersquare Issuer LLC and Centersquare Co-Issuer LLC, each a special-purpose entity and indirect wholly-owned subsidiary of Phoenix Data Centers Acquisitions LLC (together, the “2024 Co-Issuers”), completed an asset-backed securitization transaction in which the 2024 Co-Issuers issued $885.0 million of asset-backed securitized notes (the “2024 ABS Notes”) pursuant to an indenture, dated as of October 17, 2024, among the 2024 Co-Issuers, certain subsidiaries of the 2024 Co-Issuers and Wilmington Trust, National Association, as trustee (as amended, restated, supplemented or otherwise modified from time to time, the “2024 Indenture”). On March 20, 2025, the 2024 Co-Issuers issued an additional $940.0 million aggregate principal amount of our 2024 ABS Notes. On August 21, 2025, the 2024 Co-Issuers issued an additional $815.0 million aggregate principal amount of our 2024 ABS Notes. On December 4, 2025, the 2024 Co-Issuers issued an additional $1,100.0 million aggregate principal amount of our 2024 ABS Notes.
The 2024 ABS Notes were issued in series in 2024 and 2025 and, as of March 31, 2026, there was $3,815.0 million aggregate outstanding principal amount of the 2024 ABS Notes, with each outstanding fixed-rate series as set forth in the table below (in thousands, except for coupon rate):
Series	Class	Initial Principal Amount	Note Principal Balance	Coupon Rate	ARD	Maturity Date
2024-1	A-2	$400,000.0	$400,000.0	5.20%	October 2029	October 2054
2024-1	B	$85,000.0	$85,000.0	5.60%	October 2029	October 2054
2024-2	A-2	$400,000.0	$400,000.0	5.40%	October 2031	October 2054
2025-1	A-2	$445,000.0	$445,000.0	5.50%	March 2030	March 2055
2025-2	A-2	$440,000.0	$440,000.0	5.70%	March 2032	March 2055
2025-1	B	$55,000.0	$55,000.0	5.90%	March 2030	March 2055
2025-3	A-2	$395,000.0	$395,000.0	5.00%	August 2030	August 2055
2025-4	A-2	$390,000.0	$390,000.0	5.20%	August 2032	August 2055
2025-3	B	$30,000.0	$30,000.0	5.40%	August 2030	August 2055
2025-5	A-2	$150,000.0	$150,000.0	5.30%	December 2029	December 2055
2025-6	A-2	$335,000.0	$335,000.0	5.30%	December 2030	December 2055
2025-7	A-2	$575,000.0	$575,000.0	5.80%	December 2032	December 2055
2025-6	B	$40,000.0	$40,000.0	5.85%	December 2030	December 2055
In addition to the fixed-rate series of the 2024 ABS Notes set forth above, the 2024 Indenture provides for an additional variable-rate series of 2024 ABS Notes, which is $100.0 million of asset-backed, floating rate Series 2024-1 Secured Data Center Revenue Variable Funding Notes (the “Series 2024-1 Variable Funding Notes”). The applicable interest rate to the Series 2024-1 Variable Funding Notes is equal to SOFR plus 2.45% per annum. As of March 31, 2026, there was $75.0 million of outstanding draws on the Series 2024-1 Variable Funding Notes, as well as $25 million of outstanding letters of credit. The Series 2024-1 Variable Funding Notes have an ARD of October 2029 and will mature in October 2054.

Confidential Treatment Requested by the Registrant
Pursuant to 17 C.F.R. Section 200.83
In the event that a series of 2024 ABS Notes is not repaid in full on or before the applicable ARD, the interest rate on such series of 2024 ABS Notes will increase and we will be required to use excess cash flows to pay down the unpaid principal balance of such series of 2024 ABS Notes in accordance with the priority of payments set forth in the 2024 Indenture.
The 2024 Co-Issuers may prepay the notes of any series of the 2024 ABS Notes in whole or in part upon prior written notice at a prepayment premium applicable to such series if such series is in its applicable prepayment period, plus all accrued and unpaid interest on the principal amount of the notes being prepaid through the date of such prepayment. In addition, the 2024 Co-Issuers may prepay each series of the 2024 ABS Notes in an aggregate amount not to exceed 35.0% of the initial outstanding principal balance of such series with the proceeds received in connection with a “qualified deleveraging event” (which this offering will qualify as), as defined in the 2024 Indenture.
The 2024 ABS Notes are secured obligations of the 2024 Co-Issuers and are fully and unconditionally, jointly and severally, guaranteed by certain subsidiaries of the 2024 Co-Issuers. The 2024 ABS Notes and related guarantees are secured by first-priority security interests in a collateral pool consisting of multi-tenant enterprise data centers, held in both fee simple and leasehold interests, subject to certain exceptions and permitted liens. The 2024 Indenture contains covenants that, among other things, limit the 2024 Co-Issuers’ and certain of their subsidiaries’ ability to incur additional debt and create liens on certain assets. These limitations are subject to a number of qualifications and exceptions set forth in the 2024 Indenture. The 2024 Indenture also provides for customary events of default.
Off-Balance-Sheet Arrangements
We did not have during the periods presented, and we do not currently have, any off-balance sheet financing arrangements or any relationships with unconsolidated entities or financial partnerships, including entities sometimes referred to as structured finance or special purpose entities, that were established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes.
Critical Accounting Estimates
Discussion and analysis of our financial condition and results of operations are based on our consolidated financial statements, which have been prepared in accordance with U.S. GAAP. The preparation of these consolidated financial statements requires us to make estimates and judgments that affect the reported amounts of assets and liabilities and related disclosure of contingent assets and liabilities, revenue and expenses at the date of the financial statements. Generally, we base our estimates on historical experience and on various other assumptions in accordance with U.S. GAAP that we believe to be reasonable under the circumstances. Because of the uncertainty inherent in these matters, actual results may differ from these estimates under different assumptions or conditions.
Critical accounting estimates are those that we consider the most important to the portrayal of our financial condition and results of operations because they require the Company’s most difficult, subjective or complex judgments, often as a result of the need to make estimates about the effect of matters that are inherently uncertain. Based on this definition, we have identified the following critical accounting estimates:
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accounting for revenue recognition;

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accounting for income taxes;

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accounting for leases;

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accounting for business combinations;

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accounting for fair value measurements;

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accounting for impairment of goodwill and other intangible assets; and

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accounting for property and equipment, net.

These critical accounting estimates are addressed below. In addition, we have other key accounting estimates that are described in Note 2 to our consolidated financial statements.

Confidential Treatment Requested by the Registrant
Pursuant to 17 C.F.R. Section 200.83
Revenue recognition
We derive the majority of our revenues primarily from revenue streams, consisting of (i) enterprise colocation services, which includes the licensing of cabinet space and power; (ii) interconnection services, such as cross connects and exchange ports; and (iii) other revenues including but not limited to rental income from tenants and/or subtenants. The remainder of the Company’s revenues are from non-recurring revenue streams, such as installation services and other one-time charges such as termination fees and storage fees, as well as metered power revenue. Metered power revenues are determined based on the customer’s measured consumption multiplied by the prevailing utility rate.
Our revenue contracts are accounted for in accordance with ASC 606, Revenue from Contracts with Customers (“Topic 606”), with the exception of certain contracts that contain lease components and are accounted for in accordance with ASC 842, Leases (“Topic 842”) if the lease component is predominant. Under the revenue accounting guidance, revenues are recognized when services are provided to our customers, in an amount that reflects the consideration we expect to be entitled to in exchange for the services. Revenues from recurring revenue streams are generally invoiced monthly in advance and recognized ratably over the term of the contract, which generally ranges from one to seven years. Non-recurring installation fees, although generally invoiced upfront upon installation, are typically deferred and recognized ratably over the average customer life. Determining whether services are considered distinct performance obligations that should be accounted for separately versus together may require significant judgment. A given transaction price is allocated to a separate performance obligation on a relative standalone selling price basis. The standalone selling price is determined based on overall pricing objectives, taking into consideration market conditions, geographic locations and other factors. Other judgments include determining if any variable consideration should be included in the total contract value of the arrangement, such as price increases.
Revenue recognition involves significant judgment, particularly in (i) identifying the predominant components of contracts that include lease and non-lease elements, (ii) identifying and separating distinct performance obligations within bundled service arrangements, (iii) estimating standalone selling prices for allocation purposes when observable prices are not available, and (iv) estimating average customer life for purposes of amortizing non-recurring installation fees.
For the three months ended March 31, 2026 and 2025, we recognized $270.5 million and $232.8 million in revenue, respectively. For the years ended December 31, 2025, 2024 and 2023, we recognized $987.0 million, $907.6 million and $198.3 million in revenue, respectively. Changes in the judgments and estimates discussed above could materially affect the timing and amount of revenue recognized.
For further information on revenue recognition, see Note 4 to our audited consolidated financial statements included elsewhere in this prospectus.
Income taxes
The Company’s income tax provision was prepared following the separate return method. The separate return method applies ASC 740, Income Taxes (“Topic 740”), to the stand-alone financial statements of each member of the consolidated group as if the group members were a separate taxpayer. We make estimates, assumptions, and judgments to determine our provision for income taxes, deferred tax assets and liabilities, and any valuation allowance recorded against deferred tax assets. A tax benefit from an uncertain income tax position may be recognized in the financial statements only if it is more-likely-than-not that the position is sustainable, based solely on its technical merits and consideration of the relevant taxing authority’s widely understood administrative practices and precedents.
The assessment considers, among other matters, the nature, frequency and severity of current and cumulative losses, forecasts of future profitability, the duration of statutory carry forward periods by jurisdiction, our experience with loss carryforwards not expiring unutilized and all tax planning alternatives that may be available. A valuation allowance is recognized if, under applicable accounting standards, we determine it is more-likely-than-not that a deferred tax asset would not be realized. To the extent we increase or decrease the allowance in a period, we recognize the change in the allowance within net income (loss) in the audited consolidated statements of operations.

Confidential Treatment Requested by the Registrant
Pursuant to 17 C.F.R. Section 200.83
For the three months ended March 31, 2026 and 2025, we recognized $11.7 million and $5.5 million in income tax benefit (expense), respectively. For the years ended December 31, 2025, 2024 and 2023, we recognized $18.5 million, $144.5 million and $(1.0) million in income tax benefit (expense), respectively.
For further information on income taxes, see Note 13 to our audited consolidated financial statements included elsewhere in this prospectus.
Leases
The accounting for leases requires significant judgment, including determining whether an arrangement contains a lease, the classification of leases as operating or finance leases, identification of lease and non-lease components, allocation of consideration between components, and determination of the lease term, including assessing the likelihood of exercising renewal options.
Lease liabilities are measured based on the present value of fixed lease payments over the lease term. Variable lease payments that do not depend on an index or rate are excluded from the measurement of lease liabilities and expensed as incurred. Right-of-use assets consist of (i) the initial measurement of the lease liability, (ii) lease payments made to the lessor at or before the commencement date, less any lease incentives received, and (iii) any initial direct costs incurred by us. We utilize our own incremental borrowing rate (“IBR”) to discount the present value of the remaining lease payments. We utilize a market-based approach to estimate the IBR. The IBR is based on our estimated rate of interest for a collateralized borrowing with a similar term and payments as the lease, which requires significant judgment. Therefore, we utilize different data sets to estimate IBRs via an analysis of (i) yields on our outstanding debt (ii) yields on comparable credit rating composite curves, and (iii) yields on comparable market curves.
These estimates are subject to uncertainty because (i) the IBR requires judgment about our creditworthiness and market conditions that may not be directly observable, (ii) the assessment of whether renewal options are reasonably certain to be exercised requires assumptions about future business needs and market conditions, and (iii) the allocation of consideration between lease and non-lease components involves judgment when standalone prices are not readily available. Changes in assumptions or estimates used in determining the lease term, IBR, or variable lease components could materially affect the recorded lease liabilities, corresponding right-of-use assets, and lease expense.
As of March 31, 2026, the operating and finance lease liabilities were $423.6 million and $439.6 million, respectively, and the corresponding operating and finance right-of-use assets were $344.7 million and $500.7 million, respectively. As of December 31, 2025, the operating and finance lease liabilities were $433.3 million and $443.4 million, respectively, and the corresponding operating and finance right-of-use assets were $355.2 million and $509.8 million, respectively. For the three months ended March 31, 2026 and 2025, we recognized operating lease costs of $17.9 million and $24.6 million, respectively. For the three months ended March 31, 2026 and 2025, we recognized finance lease costs of $18.0 million and $20.8 million, respectively. For the years ended December 31, 2025, 2024 and 2023, we recognized operating lease costs of $90.6 million, $106.9 million, $20.7 million, respectively. For the years ended December 31, 2025 and 2024, we recognized finance lease cost of $80.9 million and $83.9 million, respectively, and no finance lease cost was recognized for the year ended December 31, 2023. Changes in assumptions or estimates used in determining the lease term, IBR, or variable lease components could materially affect the recorded lease liabilities, corresponding right-of-use assets, and lease expense.
Business combinations
The accounting for business combinations requires significant judgment, particularly in determining the fair value of assets acquired and liabilities assumed at the acquisition date. These judgments primarily relate to the valuation of identifiable intangible assets and liabilities and are based on estimates and assumptions regarding the timing and amount of future revenues and expenses, future expected cash flows from acquired users and acquired technology from a market participant perspective, estimated useful lives, discount rates, and expected cost savings. We use all available information and, in certain cases, engage third-party valuation specialists to assist in estimating fair values using accepted valuation techniques, including discounted cash flow and market multiple analyses. In connection with our acquisitions, the estimated fair value of net assets acquired either

Confidential Treatment Requested by the Registrant
Pursuant to 17 C.F.R. Section 200.83
exceeded the consideration transferred, resulting in the recognition of a bargain purchase gain, or was less than the consideration transferred, resulting in the recognition of goodwill.
Changes in assumptions or estimates used to determine fair values at the acquisition date could have affected the allocation of purchase price and the amount of bargain purchase gain and goodwill recognized.
For further information on business combinations, see Note 3 to our audited consolidated financial statements included elsewhere in this prospectus.
Fair value measurements
We measure certain financial instruments, including interest rate swap derivatives, at fair value on a recurring basis. Fair value is determined using valuation techniques that maximize the use of observable market inputs and reflect market participant assumptions at the measurement date. These measurements are primarily based on Level 2 inputs, including observable interest rate yield curves, forward interest rate expectations, and other market-based inputs, and require judgment in assessing the significance of inputs and the appropriate classification within the fair value hierarchy.
These estimates are subject to uncertainty because (i) the valuation of interest rate derivatives depends on forward rate expectations that are inherently volatile, (ii) credit valuation adjustments require judgment about counterparty credit risk, and (iii) market liquidity conditions can affect the availability and reliability of observable inputs.
Changes in market conditions or assumptions used in these valuation techniques would directly affect the estimated fair value of derivative assets and liabilities and, depending on hedge designation, could impact the amounts recognized in accumulated other comprehensive income or earnings.
For the three months ended March 31, 2026 and 2025, we recognized gains (losses) on interest rate swaps of $0.2 million and $(0.1) million, respectively. For the years ended December 31, 2025, 2024 and 2023, we recognized gains (losses) on interest rate swaps of $0.1 million, $33.7 million and $(2.2) million, respectively.
Impairment of goodwill and intangible assets
Our goodwill impairment assessments require significant judgment. We perform quantitative goodwill impairment tests annually, or more frequently if indicators of impairment exist, by comparing the fair value of the reporting unit to its carrying value. The fair value of the reporting unit is estimated using an income approach, based on a discounted cash flow method, and a market approach.
These valuation approaches require significant estimates and assumptions, including forecasted operating results, risk-adjusted discount rates, the selection of appropriate market comparables, and assumptions regarding future economic conditions and other market data. These estimates are inherently uncertain, and changes in the underlying assumptions could result in the carrying value of the reporting unit exceeding its fair value, which could lead to a material impairment charge and adversely affect our results of operations and financial position.
We operate as a single operating segment and reporting unit and periodically reassess this conclusion for changes in facts and circumstances, including indicators of potential impairment. Such indicators may include a significant decline in market value, adverse changes in the business climate or legal environment, operating or cash flow losses, or expectations that assets will be sold or disposed of earlier than previously estimated.
Our intangible assets consist primarily of customer relationships and developed technology, which are amortized over their estimated useful lives. We review intangible assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The valuation and recoverability of our intangible assets, primarily customer relationships and developed technology, require significant judgment and estimates, including projected future cash flows, useful lives, customer attrition rates, and assumptions about future market and economic conditions. Changes in these assumptions could materially impact the carrying value of our intangible assets and result in impairment charges.
The balance of our intangible assets, net as of March 31, 2026 was $421.4 million. The balance of our intangible assets, net as of December 31, 2025 and 2024 was $436.3 million and $425.3 million, respectively.

Confidential Treatment Requested by the Registrant
Pursuant to 17 C.F.R. Section 200.83
We recorded no impairment charges on intangible assets during the three months ended March 31, 2026 and 2025 and the years ended December 31, 2025, 2024 and 2023.
Property and equipment, net
We have a significant amount of property and equipment recorded on our consolidated balance sheets. Property and equipment are depreciated using the straight-line method over their estimated useful lives, subject to lease terms for leasehold improvements and equipment located in leased properties.
Accounting for property and equipment requires significant judgment, primarily in estimating useful lives for depreciation purposes. These estimates are based on assumptions regarding the expected use of the assets, historical experience, and anticipated future economic benefits.
Additionally, we review our asset groups on an ongoing basis to identify any events or changes in circumstances indicating that the carrying amount of an asset group may not be recoverable, such as a significant decrease in market price of an asset group, a significant adverse change in the extent or manner in which an asset group is used, a significant adverse change in legal factors or business climate that could affect the value of an asset group or a continuous deterioration of financial condition. This assessment requires our assumptions and estimates derived from a review of its actual and forecasted operating results, approved business plans, future economic conditions and other market data. If a potential impairment trigger is identified, the measurement of an impairment loss requires assumptions and estimates of undiscounted and discounted future cash flows, and assumptions about the market price of assets. These assumptions and estimates require significant judgment and are inherently uncertain.
These estimates are subject to uncertainty because (i) the determination of useful lives requires assumptions about technological change, physical wear and obsolescence that may differ from actual experience, (ii) impairment testing requires assumptions about future cash flows that are inherently uncertain, and (iii) changes in business strategy or market conditions could affect the expected use of assets.
As of March 31, 2026, we had property and equipment, net of $4,005.5 million. During the three months ended March 31, 2026 and 2025, we recorded depreciation expense of $70.6 million and $50.0 million, respectively. As of December 31, 2025 and 2024, we had property and equipment, net of $3,951.1 million and $2,766.1 million, respectively. During the years ended December 31, 2025, 2024 and 2023 we recorded depreciation expense of $217.1 million, $207.7 million and $34.7 million, respectively. We evaluated the estimated useful lives of our property and equipment and made no revisions to these estimates during the three months ended March 31, 2026 and 2025 and the years ended December 31, 2025, 2024 and 2023. Subsequent changes in the estimated useful lives of our property and equipment could have a significant impact on results of operations.
Recent Accounting Pronouncements
See the sections titled “Summary of Significant Accounting Policies—Recent Accounting Pronouncements—Accounting Standards Recently Adopted” and “Summary of Significant Accounting Policies—Recent Accounting Pronouncements—Accounting Standards Not Yet Adopted” in Note 2 to our audited consolidated financial statements included elsewhere in this prospectus for more information.
Quantitative and Qualitative Disclosures About Market Risk
Market risk
The following discussion about market risk involves forward-looking statements. Actual results could differ materially from those projected in the forward-looking statements. We may be exposed to market risks related to changes in interest rates and foreign currency exchange rates and fluctuations in the prices of certain commodities, primarily electricity.
Interest rate risk
We are exposed to interest rate risk related to our outstanding debt. An immediate increase or decrease in current interest rates from their position as of March 31, 2026 and December 31, 2025 would not have a

Confidential Treatment Requested by the Registrant
Pursuant to 17 C.F.R. Section 200.83
material impact on our interest expense due to the fixed coupon rate on 84% and 85% of our total debt obligations, respectively. However the interest expense associated with our Revolving Credit Facility that bears interest at variable rates could be affected. We enter into floating-to-fixed interest rate swaps to fix our variable cost of borrowing, to the extent that those variable-rate borrowings are material, which are designated as cash flow hedges. When interest rate hedges are settled periodically, any accumulated gain or loss included as a component of other comprehensive (loss) income will be amortized to Interest expense over the term of the forecasted hedging transaction which is equivalent to the term of the interest rate swap. As of March 31, 2026 we had $659.0 million of float to fixed interest rate swaps, and as of December 31, 2025 we did not have any float to fixed interest rate swaps. As a result, as of March 31, 2026 and December 31, 2025, our floating rate exposure is 3% and 15%, respectively, of our total debt obligations. As a result, for every 100-basis point increase or decrease in interest rates, our annual interest expense could increase or decrease by $1.5 million and $7.3 million based on the total balance of our Revolving Credit Facility and variable funding notes as of March 31, 2026 and December 31, 2025, respectively.
The fair value of our long-term fixed interest rate debt is subject to interest rate risk. Generally, the fair value of fixed interest rate debt will increase as interest rates fall and decrease as interest rates rise. These interest rate changes may affect the fair value of the fixed interest rate debt but do not impact our earnings or cash flows.
Foreign currency risk
We are subject to risk from the effects of exchange rate movements of foreign currencies, which may affect future costs and cash flows. Our primary currency exposure is the Canadian dollar. As a result, our consolidated results of operations and cash flows are subject to fluctuations due to changes in foreign currency exchange rates and may be adversely affected by such changes in the future. To date, we have not entered into any hedging arrangements with respect to foreign currency risk or other derivative financial instruments; however, we may choose to do so in the future.
Commodity price risk
Certain operating costs we incur are subject to price fluctuations resulting from volatility in underlying commodity prices. The commodities most likely to impact our results of operations in the event of price changes are energy and diesel fuel used in our generators. The Company has both all-in contracts and metered power contracts. Under all-in contracts, customers pay a single recurring charge that includes power. However, substantially all of our all-in contracts as of March 31, 2026 and December 31, 2025 included explicit mechanisms such as power indexation, utility rate pass-throughs, or extraordinary cost adjustment clauses. Where such mechanisms exist, certain increases in utility costs may be passed through to customers. Under metered power contracts, customers pay a fixed facility and capacity fee plus electricity as a separate, metered charge. For metered power contracts, power price increases are passed through to customers, and the customer bears all of the electricity price volatility. Therefore, under these contracts, increases in electricity costs are passed through to customers and, as a result, such increases do not materially impact net earnings under those contracts.
We do not currently employ forward contracts or other financial instruments to address commodity price risk.

Confidential Treatment Requested by the Registrant
Pursuant to 17 C.F.R. Section 200.83
BUSINESS
Overview
Csquare is a leading North American enterprise digital infrastructure platform providing carrier-neutral colocation and interconnection services that support the applications powering the modern economy. We deliver mission-critical infrastructure to a diversified customer base of more than 1,700 enterprise, network, cloud, and technology customers. Our facilities support long-duration, availability-sensitive workloads with high barriers to exit, underpinned by strong customer retention, recurring revenue, and requirements for exceptional reliability, security, and connectivity.
We own and operate a geographically diverse portfolio of highly engineered, carrier-neutral data centers located in 21 major metropolitan markets across the United States, Canada and the United Kingdom. Given our presence in strategic locations, over 92% of the U.S. population is within two milliseconds of latency from one of our data centers. Our data centers provide essential infrastructure, including secure space, redundant power, advanced cooling systems, physical security, and dense interconnection capabilities, enabling customers to deploy and operate critical IT and network infrastructure.
As of March 31, 2026, our platform is comprised of 64 sites across 21 major metropolitan markets, delivering approximately 389 MW of Sellable Power Capacity and over 36,600 interconnection products.
The following map shows the locations and installed capacities of our data centers as of March 31, 2026, excluding three sites currently slated for closure.
Our platform is purpose-built to serve enterprise customers with complex operating requirements, including the need for network proximity, consistent operating standards, and high service availability. We focus primarily on sub-5 MW colocation deployments within multi-customer, interconnection-rich environments. We opportunistically can and will consider larger deployments based on customer demand. This approach allows us to support a broad range of long-standing blue-chip customers while maintaining high levels of operational efficiency and scalability across our portfolio.
We generate a majority of our revenue from recurring colocation and interconnection services under contractual arrangements that generally range from one to seven years, with our average remaining contract term being approximately 33 months as of March 31, 2026. We believe our diversified customer base, combined with the mission-critical nature of our services and the high switching costs associated with data center relocation, has contributed to our Net Revenue Churn, which was less than 2% for each of the three months ended March 31, 2026 and 2025, and stable, predictable cash flows.

Confidential Treatment Requested by the Registrant
Pursuant to 17 C.F.R. Section 200.83
Our multi-customer operating model is designed to drive significant customer diversification and limit reliance on any single customer or industry vertical. In addition, we believe our interconnection-rich facilities enhance customer retention and support incremental revenue growth through cross-connects and expansion deployments. As customers scale their infrastructure within our data centers, we believe we will be able to benefit from embedded growth with limited incremental capital investment.
Our customers rely on us as a critical infrastructure partner that simplifies the deployment and operation of mission-critical IT environments. We provide a geographically proximate, carrier-neutral colocation platform with pre-built power and cooling infrastructure that can be activated and scaled quickly within existing facilities. This enables enterprises to deploy capacity with short lead times, predictable costs, and minimal upfront capital.
Because our buildings, infrastructure and fiber ecosystems are already in place, customers benefit from low-latency connectivity, reduced execution risk, and flexible, modular expansion without the complexity or capital intensity of self-build or greenfield alternatives. This value proposition has driven sustained demand and strong customer adoption.
Strong operating performance and cash generation have enabled us to fund growth primarily through operating cash flow and disciplined financing activities. Our expansions are typically executed within existing, transformer-enabled facilities, requiring site-specific capital expenditures and typically costing approximately $4 million to $8 million per MW—meaningfully lower than the expected cost of greenfield development.
This capital-efficient expansion model allows us to add incremental revenue with limited reliance on new building construction. As enterprises place additional workloads into production, including hybrid cloud and inference use cases, our portfolio of urban, carrier-neutral data centers provides a durable runway for scalable growth.
We believe our portfolio, operating strategy, and customer mix position us to benefit from long-term secular trends, including increased enterprise outsourcing of data center infrastructure, growth in network-intensive and latency-sensitive applications, AI inference, and rising demand for reliable, secure, and interconnected digital infrastructure. We believe our disciplined capital allocation strategy, strong corporate liquidity and operating cash flows, as well as focus on operational excellence, support sustainable growth.
Our Origins
We commenced operations in January 2019. Our strategic development has been shaped by acquiring portfolios of data center assets that were built to high quality engineering standards, with robust power redundancy, dense embedded fiber connectivity, and strategically located urban footprints. As a result, many of our facilities benefit from infrastructure characteristics and locations that would be difficult and costly to replicate today.
In 2024, we acquired a portfolio of assets through a highly structured and disciplined process, capitalizing on a unique opportunity to add scale and quality to our platform. By focusing on assets with established power, connectivity, and enterprise demand, we enhanced our urban, carrier-neutral footprint with limited execution risk and attractive capital efficiency. The success of this approach is reflected in strong post-acquisition performance and sustained customer demand, demonstrating our ability to create value through operational expertise, balance sheet discipline, and opportunistic growth.
In addition, our current platform of assets has benefited from a comprehensive operational transformation. This process included the selective assumption and renegotiation of site leases, the divestiture of non-core international assets, significantly increased ownership of underlying real estate, and the consolidation of operations, systems, and go-to-market functions. These actions significantly improved our portfolio’s quality, enhanced operating efficiency, and aligned the platform with our long-term strategic objectives.
Our Commercial Strategy
We serve more than 1,700 customers across a broad range of industries, including financial services, health care, cloud and IT services, media and content, network service providers, semiconductors, gaming, and

Confidential Treatment Requested by the Registrant
Pursuant to 17 C.F.R. Section 200.83
enterprise technology. Our customer base is highly diversified, and no single customer represented more than 7% of our revenue for the year ended December 31, 2025.
The following graphic shows our monthly recurring revenue by customer vertical as of December 31, 2025:
Customer Vertical
Most of our revenue is recurring and generated under contractual customer arrangements with multi-year terms, and our average remaining contract length was approximately 33 months as of March 31, 2026, which has increased from approximately 30 months and 21 months as of December 31, 2025 and December 31, 2024, respectively. Substantially all of our contractual arrangements contain power pass-through pricing mechanisms and annual escalators, reducing our exposure to utility price volatility and simplifying our cash flow planning over multi-year contracts. We had Net Revenue Churn of less than 2% for each of the three months ended March 31, 2026 and 2025, reflecting the mission-critical nature of our services and the operational complexity associated with relocating data center infrastructure. Finally, we generated 78.5% and 70.6% of our net operating income for the three months ended March 31, 2026 and the year ended December 31, 2025, respectively, from owned sites, which, when combined with sites under long-term leases, provides significant operational control to deliver to our customers, improved capital markets access, and greater cost base certainty over the long term.
Our commercial strategy emphasizes long-term customer relationships and disciplined pricing over short-term revenue maximization, which we believe supports revenue visibility, and stability.
We provide several primary service offerings to our customer base:
Enterprise Colocation:   Our primary service offering is enterprise-focused colocation. Customers deploy IT and network infrastructure within our data centers to support production IT environments, hybrid cloud architectures, latency-sensitive applications, financial trading platforms, content delivery networks, and enterprise AI and inference workloads. Most customer deployments are below 5 MW and average approximately 7.6 contracted kW per rack across our footprint, though we have the infrastructure and ability to provide high density computing environments in most of our data centers. We have installed and operate deployments as high as 150 kW per rack, with the ability to operate installations beyond 150 kW per rack.
The following graphic shows our monthly recurring revenue by deployment size as of December 31, 2025:

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Deployment Size
Interconnection:   Interconnection is a powerful growth engine at the center of our platform, and we averaged 21 interconnection products per customer as of March 31, 2026. Our data centers provide highly network-dense, carrier-neutral environments that give customers immediate access to a broad ecosystem of leading network service providers, cloud on-ramps, and direct customer-to-customer connectivity. With multiple providers operating in every facility, customers can rapidly scale, optimize performance, and reduce latency and costs—without vendor lock-in. This rich interconnection ecosystem enables faster deployments, efficient expansion, and stronger business partnerships from day one.
Interconnection services accounted for approximately 10.3% and 12.6% of our recurring revenues for the three months ended March 31, 2026 and 2025, respectively, and approximately 11.9%, 13.1% and 9.8% of our recurring revenues for the years ended December 31, 2025, 2024 and 2023, respectively, and we believe such services are a key driver of long-term customer value. By embedding customers within thriving, multi-tenant ecosystems, we help them build resilient, future-ready infrastructure that grows with their business.
While interconnection is not positioned as a primary customer acquisition tool, we believe it materially enhances customer “stickiness” by increasing switching costs and supporting operational integration within our facilities. As a result, our interconnection-rich environments contribute to average customer relationships with our top 50 customers of over 12 years (as measured by monthly recurring revenue).
Additional Services:   We also offer a range of additional services that generate incremental revenue and enhance customer retention. These services typically include remote hands and eyes support, equipment installation and removal, cabling and cross-connects, hardware troubleshooting, monitoring, and other on-demand technical assistance. Additional services are generally billed on a time-and-materials or per-service basis and allow customers to operate critical infrastructure without maintaining on-site personnel, while providing us with higher-margin, non-power-dependent revenue streams that complement our core colocation offerings.
Pricing Models and Power Cost Exposure
Data center contracts are typically structured as either “all-in” (bundled) or “metered power” (plus electricity). As of March 31, 2026, all-in contracts and metered power contracts comprised approximately 70.6% and approximately 29.4% of our total portfolio recurring revenue, respectively.
Under all-in contracts, customers pay a single recurring charge that includes power. However, substantially all of our all-in contracts as of March 31, 2026 included explicit mechanisms such as power indexation, utility rate pass-throughs, or extraordinary cost adjustment clauses. Where such mechanisms exist, certain increases in utility costs may be passed through to customers. Our exposure to utility rate volatility is significantly reduced through our ability to pass-through power costs to our all-in customers.
Under metered power contracts, customers pay a fixed facility and capacity fee plus electricity as a separate, metered charge. Electricity costs are passed through based on actual utility rates or agreed indices. As a result, power price increases are passed through to customers, and the customer bears all of the electricity price volatility.

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Across both models, contracts are typically based on a committed power capacity (kW), and increases in customer power usage or capacity commitments generally result in higher customer charges, subject to contractual terms governing overages and capacity adjustments.
Our Competitive Strengths: Why We Win
Our ability to attract and retain customers is driven by several specific qualities that are critical to our success.
High Quality Infrastructure Engineered for Reliability and Longevity:   Our data center facilities are designed and operated to support continuous, mission-critical workloads. Across our portfolio, we have historically achieved nearly 100% of uptime over more than a decade of operating history by us and our predecessors. Our model emphasizes preventative maintenance and disciplined capital reinvestment, including the systematic replacement and upgrading of power and cooling systems.
These ongoing investments are intended to maintain the reliability and performance of our facilities over time and to support evolving customer requirements. We believe this approach reduces operational risk, extends asset useful life, and mitigates the risk of infrastructure obsolescence.
Scaled Presence in Urban Population Centers Offering Low Latency Connections:   Our portfolio of interconnection-oriented data centers is predominantly located in urban population centers in the United States market, that in almost all cases serve as demarcation points for key fiber-optic backbone providers. These fiber-optic backbone providers are part of a dense connectivity ecosystem within each of our data center campuses that include network service providers, cloud platforms, and enterprise customers.
Embedded Power Availability that Scales with Customer Demand:   Our facilities are generally designed with embedded power availability and future potential expandable capacity, enabling customers to scale efficiently as their power and density requirements grow. This design allows us to activate additional capacity within almost all of our existing facilities in response to customer demand, supporting rapid deployments, expansions, and evolving workloads without the delays typically associated with new site development.
Because our facilities are already connected to utility power, fiber networks, and operational systems, customers may be able to benefit from shorter lead times, lower execution risk, and greater flexibility as their requirements change. This scalable approach allows customers to grow within our portfolio over time, supporting long-term relationships and repeat deployments while ensuring capacity is delivered in alignment with actual demand.
Structurally Advantaged Exposure to Enterprise AI and Inference Workloads:   The increased usage of AI increases demand for power densities and interconnection. We have embedded capacity to respond to enterprise AI and inference workloads in a capital efficient manner where these deployments align with our enterprise-focused operating model and facility capabilities. This allows customers to deploy higher-performance computing solutions, including GPU-based configurations, within a secure, operationally mature colocation environment designed for mission-critical workloads.
While many customers continue to operate at traditional enterprise power densities, many facilities within our portfolio can accommodate higher-density deployments, providing customers with flexibility to adopt AI and advanced computing use cases as their needs evolve. This approach enables customers to scale performance within a familiar platform and operating model, without requiring purpose-built facilities, while allowing us to participate in AI-related demand in a disciplined and targeted manner.
Industry Leading Management Team with Significant Data Center Experience and Proven Track Record:   Our senior management team comprises seasoned industry professionals with more than a century of combined experience in the ownership, operation, and commercialization of data center and digital infrastructure assets. The team is supported by an in-house team of specialized data center engineers, electricians, and operations personnel with deep expertise across facility development, power systems, and day-to-day operations. This integrated operating platform, combined with management’s decades-long customer relationships and a strong understanding of enterprise requirements, enables us to deliver highly reliable, customized solutions and sustain long-term customer retention.

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Industry Background
Data centers are specialized facilities designed to house servers, data storage systems, and networking equipment used to store, process, and transmit digital information. As enterprises increasingly rely on digital technologies to support core business operations, data centers have become critical infrastructure, providing secure, reliable, and continuously available environments for mission-critical workloads.
Colocation data centers enable organizations to outsource facility-level infrastructure while maintaining ownership and control of their IT equipment. These facilities provide essential services, including power, cooling, physical security, and access to network and cloud connectivity. By colocating infrastructure within shared facilities, customers can reduce capital expenditures, increase operational flexibility, and avoid the complexity associated with designing, building, and operating proprietary data center infrastructure.
Certain data centers are located at centralized network exchange points where multiple communications networks converge. These facilities function as interconnection hubs, enabling customers to establish direct physical connections with network service providers, cloud platforms, and other enterprises. Interconnection-rich environments facilitate efficient data exchange, support low-latency and high-availability applications, and allow customers to access multiple connectivity options within a single location.
The colocation data center business model is characterized by recurring and contractual revenue streams, typically generated through multi-year customer agreements that often include annual pricing escalators. Interconnection services generally involve recurring fees for physical cross-connects between customers, networks, and cloud platforms within a facility. These connections are typically maintained for the duration of the underlying workloads.
Together, colocation and interconnection services form a complementary operating model in which customers establish a physical presence within a facility and layer connectivity relationships on top of that footprint. Over time, the accumulation of customers, networks, and cloud providers within interconnection-rich facilities can create dense ecosystems that support strong customer retention and long-term occupancy.
Demand Drivers
Demand for data center capacity continues to increase as enterprises, service providers, and technology platforms expand their reliance on digital infrastructure. Industry estimates indicate that global data center demand is expected to grow at a strong pace over the next five years, with demand for power and capacity increasingly outstripping new supply in many established markets. This growth is driven by a combination of structural trends that are increasing compute intensity, power requirements, and the need for secure, interconnected infrastructure.
The adoption of AI across enterprise, consumer, and industrial applications is contributing to higher power density, cooling, and compute requirements within data centers. As these workloads are deployed alongside traditional enterprise applications, they are increasing demand for flexible colocation environments capable of supporting a range of operating profiles.
The following graphic illustrates growth in global data center colocation market demand and average contract rates:
Data Center Colocation Market Demand(1)(2) ($Bn)	Average Contract Rates(3) ($ / kW / mo.)

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(1)
Source: Market Share Report Series—Data Centre Colocation, Global Markets (Structure Research, August 2025)

(2)
Colocation market size defined as the total revenue generated from deploying colocation footprints

(3)
Source: CBRE Research, CBRE Data Center Solutions, H2 2025. Represents average asking rental rates in primary markets for 250 – 500 kW contracts

The increased demand for colocation data centers is supported by several key factors, including:
•
Enterprise Workload Expansion.   Enterprise data traffic and processing requirements continue to increase in complexity and volume. As a result, enterprises are increasingly outsourcing IT infrastructure and adopting hybrid IT architectures to access secure, resilient, and scalable environments operated by specialized data center providers.

•
Rise of High-Density Computing and AI.   Enterprise adoption of AI is driving increased demand for higher-density computing, particularly for inference workloads that are latency-sensitive, network-intensive, and deployed close to users and enterprise data environments. Unlike large-scale training, these workloads prioritize low latency, high availability, and dense connectivity, favoring data centers with strong interconnection ecosystems, proximity to cloud and network providers, and the ability to support elevated power and cooling requirements. As AI adoption matures, industry trends indicate a shift from training toward inference deployed in production environments, increasing demand for infrastructure that can support advanced computing alongside existing enterprise workloads. We believe our facilities are well positioned to support this evolution by enabling customers to deploy AI-enabled applications within secure, network-rich, and operationally mature environments without requiring purpose-built AI campuses.

•
Regulatory, Compliance, and Data Localization Requirements.   Increasing regulatory requirements in certain industries and jurisdictions are driving demand for third-party data center facilities that can support compliance and security, data sovereignty, and localization needs.

•
Shift Away from On-Premises Infrastructure.   Many enterprises are migrating workloads away from on-premises environments to gain greater flexibility, reduce long-term capital requirements, access newer technologies, and locate infrastructure closer to end markets and network exchange points.

•
Cloud Repatriation and Hybrid Architectures.   Some enterprises are reevaluating public cloud deployments and relocating certain workloads to colocation environments, where dedicated infrastructure can offer greater cost predictability, performance control, and customization. Colocation data centers provide a flexible alternative that supports hybrid and multi-cloud strategies.

Key Factors Influencing Industry Structure
The retail colocation data center industry operates within a capital intensive, technically complex environment as well as connectivity-dependent framework that can make entry and rapid scaling challenging for new participants.
Entry into the colocation data center sector in the major markets that we target requires access to reliable and scalable utility power, significant upfront capital requirements and ongoing reinvestment needs, specialized technical expertise and operating personnel, suitably zoned sites, and compliance with regulatory and permitting requirements.
New supply is further constrained by factors such as power availability, lengthy permitting and zoning timelines, supply chain limitations, and extended construction and commissioning cycles. These constraints are compounded by the technical complexity associated with the design, construction, and operation of data center facilities, particularly those capable of supporting higher-density or advanced computing workloads.
Customers tend to have long-term relationships with their providers due to the cost, operational risk and complexity involved in migrating critical infrastructure, as well as the presence of embedded connectivity and interconnection relationships within existing facilities. In addition, achieving scale in the colocation sector requires the ability to deliver consistent service across multiple locations while effectively managing capital deployment and long-term asset maintenance.

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Finally, interconnection-oriented data centers are often located along established fiber-optic backbones and within dense connectivity ecosystems that include network service providers, cloud platforms, and enterprise customers. These ecosystems typically develop over extended periods of time and are frequently concentrated in or near major metropolitan areas, making comparable connectivity environments difficult to replicate.
Growth Strategy
Our growth is driven by a repeatable, capital-efficient expansion model within our existing portfolio. Customers enter the platform with an initial deployment that converts into recurring revenue through predictable installation cycles. As workloads scale and architectures evolve, customers generally have the ability to expand power, density, and footprint within existing facilities, driving incremental revenue with materially lower capital intensity than new development. Over time, customers also have the ability to layer interconnection and additional services onto their colocation footprint, increasing revenue per customer and reinforcing long-term retention through rising switching costs. This operating model enables us to compound revenue and cash flow primarily through expansion inside our existing asset base while maintaining disciplined capital deployment and limited execution risk. As of March 31, 2026, we estimate there is up to approximately 670 MW of potential expansion capacity embedded within our existing sites by leveraging power, shell and topology upgrades, with approximately 330 MW and 340 MW of such potential expansion capacity from equipment optimization and under-roof expansion, respectively. For our expansions, we target a cost to build of approximately $4 to $8 million per MW and a payback period of less than five years.
Our Bookings were $64.2 million and $43.8 million for the three months ended March 31, 2026 and 2025, respectively, representing year-over-year growth of 46.7%. Our Bookings were $205.3 million, $141.8 million and $45.3 million for the years ended December 31, 2025, 2024 and 2023, respectively, representing year-over-year growth of 44.8% and 213.0%, respectively. Our growth strategy includes converting Bookings into recurring revenue through disciplined execution, efficient project delivery, and close coordination among our sales, engineering, and operations teams. Bookings provides visibility into near-term revenue growth and reduces reliance on speculative demand or market timing. In addition, since the beginning of 2023, we have installed over 51 MW of capacity and have added over 170 logos.
Further, we are focused on expanding recurring revenue and cash flow through capital-efficient investment within our existing portfolio, disciplined customer acquisition, and selective support of evolving enterprise workloads. We prioritize growth opportunities that preserve customer diversification, enhance interconnection ecosystems, and generate attractive risk-adjusted returns without increasing development, concentration, or execution risk.
As we pursue organic growth, we expect to fund our expansion activities primarily through operating cash flows, supported by our strong balance sheet and, where appropriate, access to debt financing. Our growth strategy is designed to be largely self-funded, benefiting from a predominantly fixed cost structure and meaningful operating leverage as incremental capacity is deployed. We believe that revenue growth from under-roof expansion, backlog conversion, and customer relationship expansion will translate efficiently into cash flow, supported by centralized operations, procurement scale, and standardized systems across our portfolio.
We believe we have identified potential opportunities to grow our AFFO by 14% to 18% over the next five years. We believe there is an opportunity to grow AFFO 3% to 5% on an annual basis during that period as a result of our pricing and leasing dynamics, including through our annual contractual escalators, leasing spreads and power pass-through pricing mechanisms, which are supported by our low levels of customer churn and high customer switching costs. We believe there is an opportunity to grow AFFO 7% to 9% on an annual basis during that period as a result of under-roof growth, consisting of brownfield projects, our targeted 4x to 6x build multiple, which is calculated as a project’s total net capital expenditures expected to be incurred once a contract is in place divided by such project’s contracted annualized net operating income, long-term contracts and significant untapped space and power, which is supported by our fast booked-to-billing times and track record of under-roof expansion. We further believe there is an opportunity to grow AFFO 4% or more on an annual basis during that period through strategic lease buyouts, site level mergers and acquisitions and optimization of our balance sheet. There can be no assurance that we will be successful in pursuing, or realizing the benefits of, any of the potential opportunities that we have identified in the estimated amounts, within the timeframe identified, or at all. See “Risk Factors—Risks Related to Our Business and Operations—Financial

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Risks—Our estimates of market opportunity, potential expansion capacity, potential AFFO growth opportunities and target leverage may prove to be inaccurate.”
Customer Relationship Expansion
We are focused on expanding existing customer relationships through incremental deployments, densification, and the provision of additional interconnection and additional services. Customers typically enter our platform with an initial deployment and generally have the ability to expand their deployment over time as workloads scale, architectures evolve, or additional applications are placed into production. As enterprise customer use cases continue to evolve—including increased adoption of higher-density computing and AI-enabled workloads such as inference—we believe we are well positioned to support rising power, cooling, and connectivity requirements within our existing facilities.
Our interconnection-rich environments, operational reliability, and flexible infrastructure enable customers to scale efficiently within our footprint, which we believe will allow us to increase revenue per customer while maintaining low customer acquisition costs and high retention.
Product and Pricing Optimization
We continue to refine our commercial strategy to enhance revenue quality and growth. This includes contractual annual pricing escalators, disciplined pricing for power-intensive deployments, and optimization of additional services such as cross-connects, remote hands, and on-site storage.
Under-Roof Expansion
A primary growth driver is under-roof expansion within our existing data center footprint to support additional capacity requirements. Our portfolio includes embedded capacity in the form of available power, vacant shell space, and infrastructure upgrade opportunities that can be activated through targeted investments, including additional UPS capacity, electrical topology enhancements, and increased rack density.
Under-roof expansion projects generally require lower capital investment and shorter development timelines than greenfield construction, as core building structures, utility power, and connectivity ecosystems are already in place. We expect a significant portion of near- and medium-term growth to be generated through these opportunities, in connection with contracted customer demand.
Disciplined Portfolio Optimization and Selective Acquisitions
We may pursue selective acquisitions or asset purchases that complement our existing footprint, enhance market density, or increase ownership of underlying real estate. Any such transactions are expected to meet strict underwriting criteria and align with our focus on enterprise colocation and interconnection.
Financial Policy
We seek to adhere to a conservative financial policy, which we believe is important to generating a stable and growing AFFO profile, maintaining a high rate of cash conversion and managing corporate liquidity.
The key pillars of our financial policy include the following:
Generate cash flows from recurring, contractual arrangements with long-tenured, high-quality customers.   We target generating substantially all of our cash flows from recurring contractual arrangements with highly creditworthy counterparties under long-term offtake agreements. We believe this approach supports cash flow stability and reduces the capital intensity of our operations. For the year ended December 31, 2025, approximately 86% of our revenues were derived from enterprise colocation and interconnection services, which we consider to represent a stable, recurring base of cash flows.
In addition, we maintain a high level of customer diversification, with more than 1,700 customers across a broad range of industries. No single customer represented more than 7% of total revenues for the year ended December 31, 2025, which limits our exposure to any individual customer, service, or sector.

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We also benefit from a long-standing customer base, with our top 50 customers (as measured by monthly recurring revenue) having maintained relationships with us for over 12 years and a Net Revenue Churn of less than 8% for the year ended December 31, 2025. In addition, over the eight fiscal quarters in 2025 and 2024, we had an average quarterly Net Revenue Churn of less than 1.7%. We believe these factors reflect the durability of our customer relationships and contribute to the overall stability of our operations.
Maintain high levels of liquidity.   As of March 31, 2026, we had total available liquidity of $357.6 million, consisting of $313.2 million of cash and cash equivalents and restricted cash, $91.0 million of undrawn and available capacity under our $800.0 million Revolving Credit Facility and our variable funding notes, less $46.6 million due to the issuance of letters of credit. Our business has limited non-discretionary capital requirements, and accordingly we intend to use available liquidity to reinvest into accretive growth initiatives designed to grow and enhance our service offerings, fund working capital requirements, and repay outstanding indebtedness.
Focus on self-funding accretive capital deployment while maintaining a resilient leverage profile.   Over the long term, as we pursue organic growth, we target funding our pipeline of accretive growth opportunities primarily through operating cash flows and, where appropriate, through incremental debt financing, and we are targeting a long-term leverage ratio of around 6.0x to 7.0x. We seek to build and maintain an inventory of growth opportunities that meet our internal return thresholds.
Competition
We offer a broad range of colocation, interconnection, deployment and related support services. As a result, we compete with a wide range of data center service providers and other infrastructure providers for some or all the services we offer. The end markets we target are highly competitive and continue to evolve rapidly, and we expect competition to intensify as technologies, customer requirements and market dynamics change.
We face competition from numerous (i) developers, owners and operators in the data center industry, including Equinix, DataBank, CoreSite, Digital Realty Trust, CyrusOne, Switch, TierPoint, Flexential and Cologix, some of which own or lease data centers, or may do so in the future, in markets in which our data centers are located, and/or (ii) providers of public cloud infrastructure, such as Amazon Web Services, Microsoft Azure and Google Cloud. In addition, certain customers and potential customers may elect to develop or expand their own data center facilities.
Competitors compete primarily on price, facility location, scale, reliability, reputation and perceived technical expertise and performance. We believe we are differentiated from many competitors in the retail data center industry because we offer an integrated platform that combines the scale and geographic reach of our data center portfolio with a dense interconnection ecosystem. This platform enables customers to efficiently connect with other enterprises, networks and business partners and to deploy hybrid computing architectures supported by innovative, software-defined technologies. These capabilities enhance our value proposition by increasing flexibility, scalability and ease of deployment for our customers. See “Risk Factors—Risks Related to Our Business and Operations—Industry, Market and Customer Risks—We face significant competition and may be unable to sell vacant space, renew existing customer agreements, or contract space at favorable rates as customer agreements expire.”
Seasonality
Our business is not subject to material seasonal fluctuations, and we do not experience significant variations in revenue or operating results due to seasonal factors.
Customers
We serve more than 1,700 customers across a broad range of industries, including financial services, health care, cloud and IT services, media and content, network service providers, semiconductors, gaming, and enterprise technology. We believe that our ecosystem serves thousands of additional entities through our customers. Our customer base is highly diversified, and no single customer represented more than 7% of our revenue for the year ended December 31, 2025. For the years ended December 31, 2025, 2024 and 2023, our

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top 10 customers collectively accounted for approximately 33%, 34% and 35% of total revenue, respectively. We provide each customer with access to highly customized solutions tailored to their scale, colocation and interconnection requirements.
We seek to provide a consistent customer experience and a high level of service at competitive cost, which we believe supports customer retention and contributes to low churn rates relative to industry peers. For each of the three months ended March 31, 2026 and 2025, our Net Revenue Churn was less than 2%.
Sales and Marketing
We market our services through a direct sales force complemented by selected partner relationships. Our offerings are targeted to global enterprises, content providers, financial institutions, cloud service providers and network and mobile service providers. Our sales professionals work closely with customers to understand their requirements and design tailored solutions to meet their operational, performance and scalability needs.
Our sales strategy is designed to maximize market coverage and customer engagement through a combination of accounts managed directly by our in-house sales team and relationships with brokers, agents and other channel partners.
Environmental Matters
Under certain environmental laws and regulations, a current or former owner, operator or lessee of real property may be liable for the costs of removing or remediating contamination resulting from the presence or release of regulated materials or substances, including petroleum or petroleum-derived products, radioactive materials, asbestos, lead or lead-containing materials, per- or polyfluoroalkyl substances and polychlorinated biphenyls. Such liability may be imposed regardless of whether the responsible party knew of or caused the contamination and may be joint and several. These costs and liabilities could be substantial, and joint and several liability under these laws may attach without regard to whether the owner or operator knew of, or was responsible for, the presence of the contaminants.
Certain of our facilities maintain diesel fuel storage tanks, located above or below ground, that supply back-up generators, as well as batteries used for emergency power, which are critical to our operations. We maintain monitoring programs and containment measures designed to detect and control leaks. When releases of fuel or other hazardous substances occur, we are required to remediate any resulting contamination, and such remediation could result in us incurring significant costs. In addition, prior uses of our properties by former owners or operators may have resulted in environmental contamination of which we are not currently aware and for which we could be held liable. We may also incur liability for contamination at off-site disposal or treatment facilities where hazardous substances generated at our properties were sent for disposal or treatment.
We may acquire or develop properties in the future with unknown environmental conditions resulting from historical or nearby operations. The presence of contamination, or failure to remediate contamination for which we are responsible, could (i) expose us to third-party claims, including for cleanup costs, bodily injury or property damage, (ii) result in governmental liens against affected properties, (iii) restrict the use of the properties or the operation of our business, and/or (iv) materially adversely affect our ability to sell, lease, develop or finance the affected properties.
We believe there are no environmental conditions associated with our data centers that are reasonably likely to result in material liability under applicable environmental laws. However, the occurrence of new spills or releases, or the discovery of previously unidentified contamination, could result in significant additional costs.
Our properties are subject to federal, state and local environmental, health and safety laws and regulations, including those governing the storage of petroleum products, stormwater and wastewater discharges, air emissions and fire safety. In particular, our emergency generators are subject to strict air emissions requirements, which could limit their operation and potentially result in business disruptions or reputational harm if compliance issues arise. Failure to comply with applicable laws and regulations could result in fines, penalties and other liabilities. Some of our properties are subject to more stringent regulatory state and local restrictions on equipment use and noise, which may affect our ability to expand such properties and increase capacity in the future or plan new data centers in regions that impose stricter permitting obligations, and may require increased capital expenditures in order to remain in compliance with applicable permitting obligations.

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Our operations also require permits, approvals and response plans related to the operation of generators and other regulated activities. These requirements may restrict operations or delay the development of new data centers. In addition, future changes in environmental laws and regulations could increase compliance costs or otherwise adversely affect our business.
Other Regulation
Occupational Safety and Health.   We are subject to the Occupational Safety and Health Act in the United States and comparable health and safety laws in other jurisdictions, which govern various aspects of our operations.
Zoning and Land Use.   The ownership and operation of our data centers subject us to federal, state and local laws and regulations relating to zoning, land use, building design and construction and other real estate-related matters.
Data Privacy.   We are subject to laws, regulations, industry standards and contractual obligations relating to the collection, use, sharing and protection of third-party data, including personal data. These requirements include U.S. federal and state laws, the EU and U.K. General Data Protection Regulation and other international data privacy regimes.
Climate Change Legislation.   Numerous international, federal, state and local initiatives have been proposed or implemented to address climate change. The physical effects of climate change and regulatory responses to climate-related risks could increase our operating and compliance costs and have a long-term adverse effect on our business. The scope and impact of future climate-related legislation and regulation remain uncertain. See “Risk Factors—Risks Related to Our Business and Operations—Regulatory, Legal and Environmental Risks—Environmental problems may arise and can be costly, and we may be adversely affected by climate change and regulations related to climate change.”
Other Laws.   We are also subject to various local, state and federal laws and administrative practices affecting our business, including those relating to employment, labor standards, equal employment opportunity, wages and licensing.
Human Capital
Our employees are critical to our long-term success. As of March 31, 2026, we employed 608 individuals. Of these employees, 562 were located in the United States and 46 were located outside the United States, including 18 in Canada, 27 in the United Kingdom and one in Japan. In addition, as of March 31, 2026, we utilized 164 third-party contractors in a subset of our locations to support operations in our data centers. We also engage consultants and contractors as needed to supplement our workforce. None of our employees are represented by a labor union, and we believe we maintain positive employee relations.
We seek to foster a safe, inclusive and engaging workplace that supports professional growth and development. Our board of directors provides oversight of human capital management, including corporate culture, talent acquisition and retention, employee engagement and succession planning. Management reports regularly to the board on human capital matters.
Key human capital initiatives include employee engagement, training and development and competitive compensation and benefits. We conduct periodic employee engagement surveys through an independent third party and host regular employee town halls. We provide training on our Code of Business Conduct and Ethics, harassment prevention and job-specific skills, as well as leadership development programs. We strive to offer competitive, merit-based compensation and benefits, and our executive compensation programs are designed to align management incentives with Company performance and long-term value creation.
Insurance
We maintain property, liability and other insurance coverage that we believe is customary and adequate for our industry, including coverage for fire, earthquake, hurricane and flood risks, subject to commercially reasonable deductibles and limits. We also maintain directors’ and officers’ liability insurance, business interruption insurance, cybersecurity insurance, fiduciary coverage and workers’ compensation insurance.

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Insurance market conditions may limit the availability or affordability of coverage in the future. Losses exceeding coverage limits or outside the scope of our insurance could materially adversely affect our business, financial condition and results of operations.
Intellectual Property
We rely on a combination of trade names, service marks, trademarks, copyrights and patents to protect our brand and proprietary technologies, including “Csquare” and “CSQR.” While we cannot assure continued registration or ownership of all such intellectual property, we are not currently aware of any facts that would materially impair our use of these assets. As of March 31, 2026, we had nine issued patents and three pending patent applications covering various technologies, including those related to our Digital Exchange, which is our interconnection platform we use for our colocation customers. For more information regarding the risks related to our intellectual property, see “Risk Factors—Regulatory, Legal, and Environmental Risks—If we fail to protect our proprietary intellectual property rights adequately, our competitive position could be impaired, and we may lose valuable assets, generate reduced revenue and incur costly litigation to protect our rights” and “Risk Factors—Regulatory, Legal, and Environmental Risks—We may in the future be subject to intellectual property disputes, which are costly to defend and could harm our business and operating results.”
Properties
Our executive offices are located in Coppell, Texas. Our data centers are enterprise-grade facilities that house customer server, storage and networking equipment in secure, managed environments. We manage space, power distribution, cooling and physical security, and provide on-site support services. Our facilities feature dense fiber connectivity, redundant power and cooling infrastructure, remote building management systems, multi-layered physical and electronic security and automatic fire suppression systems.
As of March 31, 2026, our portfolio consisted of 64 completed and operating data centers in the United States, Canada and the United Kingdom, including (i) 35 owned data centers located in markets including Boston, Chicago, Columbus, Dallas, Denver, Minneapolis, Montreal, Nashville, New Jersey, Northern Virginia, Phoenix, Raleigh, Seattle, Silicon Valley, Toronto and Tulsa and (ii) 29 leased data centers located in markets including Albuquerque, Atlanta, Boston, Chicago, Denver, London, Los Angeles, New Jersey, Northern Virginia, Phoenix, Seattle, Silicon Valley, Tampa and Toronto. Our data centers are strategically located near major business and financial centers and key connectivity hubs, and we have a diverse customer base that includes global enterprises and leading hyperscale cloud providers.
The table below presents general information with regards to our data centers as of March 31, 2026:
Data Center	Sellable Capacity (sq. ft.)	Capacity Sold (sq. ft.)	% of Capacity Sold	Owned/ Leased
Boston–BOS1_A	26,162	7,516	28.7%	Owned
Boston–BOS4_A	38,979	12,826	32.9%	Owned
Chicago–ORD2_A	110,151	71,858	65.2%	Owned
Chicago–ORD4_A	110,066	82,196	74.7%	Owned
Columbus–CMH1_A	20,469	17,803	87.0%	Owned
Dallas–DFW1_A	142,851	79,487	55.6%	Owned
Dallas–DFW2_A	44,215	23,763	53.7%	Owned
Dallas–DFW3_A	61,380	39,204	63.9%	Owned
Dallas–DFW4_A	16,000	16,000	100.0%	Owned
Dallas–DFW5_A	16,000	16,000	100.0%	Owned
Denver–DEN1_A	41,717	28,583	68.5%	Owned
Minneapolis–MSP1_A	17,476	15,171	86.8%	Owned
Montreal–YUL1_A	9,011	7,463	82.8%	Owned
Montreal–YUL1_B	9,053	9,053	100.0%	Owned

Confidential Treatment Requested by the Registrant
Pursuant to 17 C.F.R. Section 200.83
Data Center	Sellable Capacity (sq. ft.)	Capacity Sold (sq. ft.)	% of Capacity Sold	Owned/ Leased
Montreal–YUL2_A	77,200	77,200	100.0%	Owned
N. Virginia–IAD2_A	49,427	27,518	55.7%	Owned
N. Virginia–IAD3_A	26,110	12,530	48.0%	Owned
Nashville–BNA1_A	40,000	—	0.0%	Owned
Nashville–BNA2_A	10,000	10,000	100.0%	Owned
Nashville–BNA2_B	16,000	16,000	100.0%	Owned
New Jersey–EWR2_A	136,502	73,378	53.8%	Owned
New Jersey–EWR5_A	59,407	47,886	80.6%	Owned
Phoenix–PHX3_A	49,827	33,501	67.2%	Owned
Raleigh–RDU1_A	10,000	10,000	100.0%	Owned
Raleigh–RDU1_B	12,212	12,212	100.0%	Owned
Seattle–SEA2_A	30,998	19,786	63.8%	Owned
Seattle–SEA3_A	37,843	28,791	76.1%	Owned
Silicon Valley–SFO1_A	60,982	39,592	64.9%	Owned
Silicon Valley–SFO1_B	38,634	24,669	63.9%	Owned
Silicon Valley–SFO2_A	45,481	40,897	89.9%	Owned
Silicon Valley–SFO2_B	56,289	53,431	94.9%	Owned
Silicon Valley–SFO4_B	35,754	35,754	100.0%	Owned
Silicon Valley–SFO9_A	33,154	5,500	16.6%	Owned
Toronto–YYZ3_A	38,633	33,163	85.8%	Owned
Tulsa–TUL1_A	16,000	16,000	100.0%	Owned
TOTAL OWNED	1,543,983	1,044,732	67.7%
Albuquerque–ABQ1_A	13,005	3,140	24.1%	Leased
Atlanta–ATL1_A	56,857	50,641	89.1%	Leased
Atlanta–ATL1_D	50,443	31,036	61.5%	Leased
Boston–BOS1_B	24,544	14,793	60.3%	Leased
Chicago–ORD1_A	33,032	16,866	51.1%	Leased
Chicago–ORD1_B	26,191	23,853	91.1%	Leased
Denver–DEN2_A	27,359	24,256	88.7%	Leased
London–LHR2_A*	5,764	3,077	53.4%	Leased
London–LHR2_B*	7,640	4,424	57.9%	Leased
London–LHR3_A	39,764	32,093	80.7%	Leased
Los Angeles–LAX3_A	74,498	28,546	38.3%	Leased
Los Angeles–LAX4_A*	22,984	4,138	18.0%	Leased
Los Angeles–LAX5_A	53,543	34,998	65.4%	Leased
N. Virginia–IAD1_A	48,031	22,443	46.7%	Leased
N. Virginia–IAD1_B	37,878	18,777	49.6%	Leased
N. Virginia–IAD1_C	57,444	34,706	60.4%	Leased
N. Virginia–IAD4_A	58,939	45,844	77.8%	Leased
New Jersey–EWR2_C	75,556	64,238	85.0%	Leased
New Jersey–EWR3_A	48,111	27,875	57.9%	Leased
Phoenix–PHX1_A	24,960	22,628	90.7%	Leased

Confidential Treatment Requested by the Registrant
Pursuant to 17 C.F.R. Section 200.83
Data Center	Sellable Capacity (sq. ft.)	Capacity Sold (sq. ft.)	% of Capacity Sold	Owned/ Leased
Phoenix–PHX1_B	15,786	15,575	98.7%	Leased
Phoenix–PHX2_A	23,536	23,536	100.0%	Leased
Seattle–SEA1_A	36,905	12,761	34.6%	Leased
Seattle–SEA1_B	39,936	30,963	77.5%	Leased
Silicon Valley–SFO3_A	19,958	16,533	82.8%	Leased
Silicon Valley–SFO4_A	21,724	18,856	86.8%	Leased
Tampa–TPA1_A	19,409	8,023	41.3%	Leased
Toronto–YYZ1_A	25,597	18,105	70.7%	Leased
Toronto–YYZ2_A	37,382	29,409	78.7%	Leased
TOTAL LEASED	1,026,776	682,133	66.4%
TOTAL	2,570,759	1,726,865	67.2%

*
Slated for closure

We believe that our facilities are suitable to meet our current needs. We intend to expand our facilities or add new facilities as we grow, and we believe that suitable additional or alternative spaces will be available on commercially reasonable terms, if required.
Legal Proceedings
We are subject to commercial litigation claims and to administrative and regulatory proceedings and reviews that may be asserted or maintained from time to time. We currently believe that the ultimate outcome of such lawsuits, proceedings and reviews will not, individually or in the aggregate, have a material adverse effect on our financial position, liquidity or results of operations. For more information, see Note 14 to our audited consolidated financial statements included elsewhere in this prospectus.

Confidential Treatment Requested by the Registrant
Pursuant to 17 C.F.R. Section 200.83
MANAGEMENT
The following table sets forth the name, age and position of each of our executive officers and directors as of the date of this prospectus.
Name	Age	Position
Spencer Mullee	64	Chief Executive Officer
Steven Cook	42	Chief Financial Officer and Chief Investment and Strategy Officer
Catherine Smith	61	Chief Legal Officer, Chief Administrative Officer and Corporate Secretary
Sean Charnock	48	Chief Operating Officer
		Director
The following are brief biographies describing the backgrounds of the executive officers and directors of the Company.
Spencer Mullee has served as our Chief Executive Officer since 2023. Prior to the formation of Csquare, Mr. Mullee was the Chief Executive Officer of Evoque. Prior to his time at Evoque, Mr. Mullee was the President and Chief Executive Officer of Via Lago Investments, a real estate investment firm, from 2019 to 2023, and Founder of DCI Data Centers, a data center developer in Australia and the Asia Pacific market, and also served as its Chief Executive Officer, Chief Operating Officer and member of its board of directors from 2001 to 2019. Mr. Mullee holds a B.S. in Managerial Economics from the University of California, Davis.
Steven Cook has served as our Chief Financial Officer since 2023 and our Chief Investment and Strategy Officer since 2025. Mr. Cook joined Evoque in 2021 and served as Vice President, Finance & Investor Relations from 2021 to 2023. Mr. Cook has extensive experience in corporate strategy, capital allocation, growth implementation, and cost reduction initiatives. Prior to joining Evoque, he served in a number of roles at Wells Fargo, Rent-A-Center, and HundredX. Mr. Cook holds an MBA from the Kellogg School of Management at Northwestern University and a B.B.A. in Finance from the University of Notre Dame.
Catherine Smith has served as Chief Legal Officer, Chief Administrative Officer, and Corporate Secretary since 2021. Ms. Smith has experience in legal and corporate governance matters across public companies and private equity backed organizations, including senior legal leadership roles at Motorola and Brightstar Corp. (now Likewize). Ms. Smith served as General Counsel of Brightstar Corp. and was a member of its Board of Directors from 2014 to 2020. She also served on the Board of Directors of Tilson Technology Management from 2020 to 2025 and was a member of its Audit and Compensation Committees. Ms. Smith holds a Juris Doctor degree from Georgetown University Law Center and a Bachelor of Arts degree in Government from the University of Virginia.
Sean Charnock has served as our Chief Operating Officer since 2025. Mr. Charnock originally joined Csquare in 2024 and served as Chief Strategy Officer from 2024 to 2025. Prior to joining Csquare, Mr. Charnock served as Chief Executive Officer of Faction, an IT consulting firm, from 2018 to 2023 and as a member of its board of directors from 2018 to 2024. In addition, Mr. Charnock was previously the founder of SoftLayer Technologies, a pioneer in the cloud and IAAS sectors. His executive leadership spans multiple disciplines including data center, IAAS/SAAS, cloud and cyber security technologies, and he has been a part of multiple large scale venture and private equity backed companies including acquisitions from Siemens, IBM and FireEye Technologies. Mr. Charnock holds an MBA from Regis University and B.S. Degrees in Finance, Banking and Real Estate from the University of North Florida.
Non-Employee Directors
Family Relationships
There are no family relationships among our directors and executive officers.
Controlled Company
We intend to apply to list our common stock on the NYSE. As Brookfield will continue to beneficially own more than 50% of our combined voting power upon the completion of this offering, we will be considered a

Confidential Treatment Requested by the Registrant
Pursuant to 17 C.F.R. Section 200.83
“controlled company” for the purposes of that exchange’s rules and corporate governance standards. As a “controlled company,” we will be permitted to elect not to comply with certain corporate governance requirements, including (1) those that would otherwise require our board of directors to have a majority of independent directors, (2) those that would require that we establish a compensation committee comprised entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities and (3) those that would require we have a nominating and corporate governance committee comprised entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities. Upon completion of this offering, a majority of our board of directors will not consist of independent directors and, although we will have nominating and corporate governance and compensation committees with written charters addressing such committees’ purposes and responsibilities, such committees will not be comprised entirely of independent directors. We intend to utilize these exemptions as long as we remain a controlled company. Accordingly, you will not have the same protections afforded to stockholders of companies that are subject to all of these corporate governance requirements. In the event that we cease to be a “controlled company” and our shares of common stock continue to be listed on the NYSE, we will be required to comply with these provisions within the applicable transition periods.
Director Independence
While we are a “controlled company” we are not required to have a majority of independent directors. As allowed under the applicable rules and regulations of the SEC and the NYSE, we intend to phase in compliance with the heightened independence requirements prior to the end of the one-year transition period after we cease to be a “controlled company.” Upon consummation of this offering, we expect our independent directors, as such term is defined by the applicable rules and regulations of the NYSE, will be        ,         and        .
Board Composition
Upon the consummation of this offering, our board of directors will consist of         members. We intend to avail ourselves of the “controlled company” exception under the NYSE rules, which eliminates the requirements that we have a majority of independent directors on our board of directors and that we have a compensation committee and a nominating and corporate governance committee composed entirely of independent directors. We will be required, however, to have an audit committee with one independent director during the 90-day period beginning on the date of effectiveness of the registration statement of which this prospectus is a part. After such 90-day period and until one year from the date of effectiveness of the registration statement, we will be required to have a majority of independent directors on our audit committee. Thereafter, we will be required to have an audit committee comprised entirely of independent directors.
If at any time we cease to be a “controlled company” under the NYSE, rules, our board of directors will take all action necessary to comply with the applicable NYSE rules, including appointing a majority of independent directors to our board of directors and establishing certain committees composed entirely of independent directors, subject to a permitted “phase-in” period.
Upon the consummation of this offering, our board of directors will be divided into three classes. The members of each class will serve staggered, three-year terms (other than with respect to the initial terms of the Class I and Class II directors, which will be one and two years, respectively), with only one class of directors being elected at each annual meeting of stockholders. Upon the expiration of the term of a class of directors, directors in that class will be elected for three-year terms at the annual meeting of stockholders in the year in which their term expires. Upon consummation of this offering:
•
        will be Class I directors, whose initial terms will expire at the 2027 annual meeting of stockholders;

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        will be Class II directors, whose initial terms will expire at the 2028 annual meeting of stockholders; and

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       will be Class III directors, whose initial terms will expire at the 2029 annual meeting of stockholders.

Confidential Treatment Requested by the Registrant
Pursuant to 17 C.F.R. Section 200.83
Any additional directorships resulting from an increase in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of our directors. This classification of our board of directors may have the effect of delaying or preventing changes in control. At each annual meeting, our stockholders will elect the successors to one class of our directors.
The authorized number of directors may be increased or decreased by our board of directors in accordance with our certificate of incorporation. At any meeting of our board of directors, except as otherwise required by law, a majority of the total number of directors then in office will constitute a quorum for all purposes, except that if Brookfield beneficially owns at least 5% of the voting power of our outstanding common stock and there is at least one member of our board of directors who is a Brookfield Director, then that Brookfield Director must be present for there to be a quorum unless each Brookfield Director waives his or her right to be included in the quorum at such meeting.
Brookfield has the right, at any time until Brookfield no longer beneficially owns at least 5% of the voting power of our outstanding common stock, to nominate a number of directors (the “Brookfield Directors”) comprising a percentage of our board of directors in accordance with their beneficial ownership of the voting power of our outstanding common stock (rounded up to the nearest whole number), except that if Brookfield beneficially owns more than 50% of the voting power of our outstanding common stock, they will have the right to nominate a majority of the directors.
Upon the consummation of this offering,        ,        ,         and         will be the Brookfield Directors.
Board Committees
Following the completion of this offering, the board committees will include an executive committee, an audit committee, a compensation committee and a nominating and corporate governance committee. So long as Brookfield beneficially owns at least 5% of the voting power of our outstanding common stock, a number of directors nominated by Brookfield that is as proportionate (rounding up to the next whole director) to the number of members of such committee as is the number of directors that Brookfield is entitled to nominate to the number of members of our board of directors will serve on each committee of our board, subject to compliance with applicable law and the rules and regulations of the NYSE.
Executive Committee
Following the consummation of this offering, our executive committee will consist of         and        . Subject to certain exceptions, the executive committee generally may exercise all of the powers of our board of directors when our board of directors is not in session. The executive committee serves under the authority of our board of directors. This committee and any of its members may continue or be changed once Brookfield no longer owns a controlling interest in us.
Audit Committee
Following the consummation of this offering, our audit committee will consist of        , as chairperson,         and         . The NYSE listing rules allow us to phase in an independent audit committee. We will be required to have an audit committee with one independent director during the 90-day period beginning on the date of effectiveness of the registration statement of which this prospectus is a part. After such 90-day period and until one year from the date of effectiveness of the registration statement, we will be required to have a majority of independent directors on our audit committee. Thereafter, we will be required to have an audit committee comprised entirely of independent directors. Our board of directors has determined that         qualifies as an “audit committee financial expert” as such term is defined in Item 407(d)(5) of Regulation S-K and that         is independent as independence is defined in Rule 10A-3 of the Exchange Act and under the NYSE listing standards. The principal duties and responsibilities of our audit committee will be as follows:
•
to prepare the annual audit committee report to be included in our annual proxy statement;

•
to oversee and monitor our accounting and financial reporting processes;

•
to oversee and monitor the integrity of our financial statements and internal control system;

Confidential Treatment Requested by the Registrant
Pursuant to 17 C.F.R. Section 200.83
•
to oversee and monitor the independence, retention, performance and compensation of our independent auditor;

•
to oversee and monitor the performance, appointment and retention of our internal audit department;

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to discuss, oversee and monitor policies with respect to risk assessment and risk management;

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to oversee and monitor our compliance with legal and regulatory matters; and

•
to oversee and monitor our cybersecurity, information and technology security and data privacy strategies and policies.

The audit committee will also have the authority to retain counsel and advisors to fulfill its responsibilities and duties and to form and delegate authority to subcommittees. In connection with the consummation of this offering, our board of directors will adopt a written charter for the audit committee, which will be available on our website.
Compensation Committee
Following the consummation of this offering, our compensation committee will consist of        , as chairperson,         and        . The principal duties and responsibilities of the compensation committee will be as follows:
•
to review, evaluate and make recommendations to the full board of directors regarding our compensation policies and programs;

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to review and approve the compensation of our chief executive officer, other executive officers and key employees, including all material benefits, option or stock award grants and perquisites and all material employment agreements;

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to review and make recommendations to our board of directors with respect to our incentive compensation plans and equity-based compensation plans and pension plans;

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to administer incentive compensation and equity-related plans and pension plans;

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to review and make recommendations to our board of directors with respect to the financial and other performance targets that must be met;

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to oversee our human capital management policies, including policies related to talent development; and

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to prepare an annual compensation committee report and take such other actions as are necessary and consistent with the governing law and our organizational documents.

The compensation committee will also have the authority to retain counsel and advisors to assist in its responsibilities and to form and delegate authority to subcommittees. We intend to avail ourselves of the “controlled company” exception under the NYSE rules which exempts us from the requirement that we have a compensation committee composed entirely of independent directors. In connection with the consummation of this offering, our board of directors will adopt a written charter for the compensation committee, which will be available on our website.
Nominating and Corporate Governance Committee
Following the consummation of this offering, our nominating and corporate governance committee will consist of        , as chairperson,         and        . The principal duties and responsibilities of the nominating and corporate governance committee will be as follows:
•
to identify candidates qualified to become directors of the Company, consistent with criteria approved by our board of directors;

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to recommend to our board of directors nominees for election as directors at the next annual meeting of stockholders or a special meeting of stockholders at which directors are to be elected, as well as to recommend directors to serve on the other committees of the board;

Confidential Treatment Requested by the Registrant
Pursuant to 17 C.F.R. Section 200.83
•
to recommend to our board of directors candidates to fill vacancies and newly created directorships on our board of directors;

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to identify best practices and recommend corporate governance principles, including giving proper attention and making effective responses to stockholder concerns regarding corporate governance;

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to review, and propose for our board of directors to approve, the compensation of the non-executive members of our board of directors;

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to develop and recommend to our board of directors guidelines setting forth corporate governance principles applicable to the Company;

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to oversee the evaluation of our board of directors; and

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to assist our board of directors in reviewing and overseeing the Company’s strategies, goals and policies relating to sustainability.

The nominating and corporate governance committee will also have the authority to retain counsel and advisors to assist in its responsibilities and to form and delegate authority to subcommittees. We intend to avail ourselves of the “controlled company” exception under the NYSE rules which exempts us from the requirement that we have a nominating and corporate governance committee composed entirely of independent directors. In connection with the consummation of this offering, our board of directors will adopt a written charter for the nominating and corporate governance committee, which will be available on our website.
Compensation Committee Interlocks and Insider Participation
None of our executive officers served as a member of our board of directors or compensation committee, or similar committee, of any other company whose executive officer(s) served as a member of our board of directors.
Code of Business Conduct and Ethics
Upon the consummation of this offering, our board of directors will adopt a code of business conduct and ethics that will apply to all of our directors, officers and employees and is intended to comply with the relevant listing requirements for a code of conduct as well as qualify as a “code of ethics” as defined by the rules of the SEC. The code of business conduct and ethics will contain general guidelines for conducting our business consistent with the highest standards of business ethics. We intend to disclose future amendments to certain provisions of our code of business conduct and ethics, or waivers of such provisions applicable to any principal executive officer, principal financial officer, principal accounting officer and controller, or persons performing similar functions, and our directors, on our website at https://www.csquare.com. The code of business conduct and ethics will be available on our website.
Board Leadership Structure and Board’s Role in Risk Oversight
Our board of directors has an oversight role, as a whole and also at the committee level, in overseeing management of its risks. Our board of directors regularly reviews information regarding our credit, liquidity and operations, as well as the risks associated with each. Our board of directors also plays an active role in monitoring and overseeing cybersecurity and information technology risks, including those that arise in connection with our relationships with suppliers and service providers, and receives regular reports from management regarding such risks and our controls and procedures relating to such risks. Following the completion of this offering, the compensation committee of our board of directors will be responsible for overseeing the management of risks relating to employee compensation plans and arrangements and the audit committee of our board of directors will oversee the management of financial risks. While each committee will be responsible for evaluating certain risks and overseeing the management of such risks, the entire board of directors will be regularly informed through committee reports about such risks.

Confidential Treatment Requested by the Registrant
Pursuant to 17 C.F.R. Section 200.83
EXECUTIVE COMPENSATION
Compensation Discussion and Analysis
This Compensation Discussion and Analysis (“CD&A”) discusses the 2025 compensation for our chief executive officer, our chief financial officer and our other executive officers (collectively, our “named executive officers” or “NEOs”), who are listed below.
•
Spencer Mullee, Chief Executive Officer

•
Steven Cook, Chief Financial Officer and Chief Investment and Strategy Officer

•
Catherine Smith, Chief Legal Officer, Chief Administrative Officer and Corporate Secretary

•
Sean Charnock, Chief Operating Officer

Consistent with SEC requirements, the information below is primarily historical and reflects our compensation practices while we were a private company. Following this offering, we expect the compensation committee of our board of directors (the “Compensation Committee”) to work with the board and management to implement and maintain a compensation framework suitable for a public company, including establishing objectives and programs tailored to executive officers of a public company.
Executive Compensation Overview and Objectives
Our executive compensation and benefits program is designed to deliver a total compensation package that attracts, motivates, and retains the skilled leaders necessary for our continued success. We have structured executive compensation to provide meaningful equity participation, motivate our NEOs to meet or exceed goals and reward performance when objectives are achieved.
Once we become a public company following this offering, we expect to aim for total compensation that is reasonable and competitive, taking into account each executive’s experience, performance, responsibilities, prior contributions and expected future impact on the success of our business, with plans intended to align with our business strategy and reflect market practices. Consistent with these principles, we expect to continue to offer total pay opportunities intended to retain and motivate executives and support the stability of our leadership team, which is critical to the success of our business.
After the offering, we expect the Compensation Committee to review our compensation program and each of its components in light of our status as a public company and make adjustments as it deems appropriate from time to time. Generally the executive compensation decisions for 2025 while a private company were made by a board of directors or its representative, with significant input from the CEO, and were not according to a policy allocating among types of compensation.
Components of Compensation for 2025
The compensation provided to the named executive officers in 2025 included base salary, a short-term cash incentive opportunity, equity-based awards granted in prior years in the form of profits interests and other employee benefits. Each of these elements is described in more detail below.
Base Salary
The base salary of each NEO is intended to align with the scope and complexity of their roles and their relative responsibilities. Salaries are regularly reviewed to ensure they are appropriate for the role.
The following table shows the base salaries of our NEOs at the end of 2025 along with the salaries in effect starting January 1, 2026:

Confidential Treatment Requested by the Registrant
Pursuant to 17 C.F.R. Section 200.83
Name	Annual Base Salary ($) (December 31, 2025)	Annual Base Salary ($) (January 1, 2026)
Spencer Mullee	$600,000	$618,000
Steven Cook	$395,000(1)	$395,000
Catherine Smith	$357,000	$367,710
Sean Charnock	$395,000(1)	$395,000

(1)
These amounts differ from those set forth in the Summary Compensation Table for 2025 as a result of mid-year increases following a review of their roles and responsibilities.

Short-Term Incentive Plan (STIP)
Our STIP for 2025 was designed to reward the NEOs for achieving business performance results as well as individual goals over the course of the year. Target bonus opportunities for each executive were set as a percentage of base salary, reflecting the applicable executive’s role. For 2025, payouts were approved at 130% of target based on a combination of achievement of financial performance measures as well as recognition of our executives’ collective performance.
The following performance measures were selected for 2025: EBITDA, WALE and MRR+ BBNB. For purposes of the STIP, EBITDA is defined as earnings before interest, taxes, depreciation, and amortization, WALE is defined as weighted average lease expiration, MRR is defined as monthly recurring revenue and BBNB is booked but not billed backlog. An individual performance factor may also be applied.
The following table shows each NEO’s target bonus and actual earned bonus.
Name	Target Bonus (as % of Salary)	Target Bonus ($)	Actual Bonus (as % of Target Bonus)	Actual Bonus ($)
Spencer Mullee	100%	600,000	130%	780,000
Steven Cook	80%	274,215	130%	356,480
Catherine Smith	100%	357,000	130%	464,100
Sean Charnock	80%	289,139	130%	375,881
Equity Incentives
As a public company following this offering, we expect to provide equity-based incentive compensation to our NEOs because it links our long-term results achieved for our stockholders and the rewards provided to NEOs, thereby ensuring that our executives have a continuing stake in our long-term success.
In connection with our initial public offering, we expect to adopt an equity compensation plan at the Company level as described below, with future equity grants to be made under that plan. Specific grants will be determined by the compensation committee and board from time to time.
While we were a private company, our equity program reflected our ownership structure. As a result, prior to 2025, our NEOs previously received incentive units representing partnership interests in an indirect parent company, which are intended to be profits interests for federal income tax purposes, representing the right to receive future profit appreciation in the event of a change in control or other specified liquidity events for our sponsor. The incentive units are further described under “Executive Compensation Tables—Outstanding Equity Awards at Fiscal Year-End” below.
Employee Benefits
We provide a number of employee benefit plans to our employees including our NEOs. As a result, our NEOs are eligible for programs such as medical and dental plans, as well as a 401(k) retirement plan with matching contributions up to a specified limit.

Confidential Treatment Requested by the Registrant
Pursuant to 17 C.F.R. Section 200.83
We do not generally view perquisites as a material component of our executive compensation program. In the future, we may provide additional or different perquisites or other personal benefits to our NEOs in limited circumstances, such as where we believe doing so is appropriate to assist an executive in the performance of his or her duties, to make our named executive officers more efficient and effective and for recruitment, motivation and/or retention purposes.
Post-Termination and Change in Control Benefits
We have entered into employment agreements with each of our NEOs. The terms of these agreements are described under “Executive Compensation Tables—Narrative Relating to Summary Compensation Table and Grants of Plan-Based Awards Table” below. The terms of these employment agreements are based on a consideration of factors including the individual’s role, negotiations upon hiring and Company practice. These employment agreements include severance payments and benefits in the event of a qualifying termination of employment, as described under “Executive Compensation Tables—Potential Payments Upon Termination or Change in Control” below. We believe that including severance protections under the agreements with our NEOs is appropriate in return for executives’ commitment to our company and the restrictive covenants described below.
Determination of Executive Compensation
Process for Determination
Following this offering, the Compensation Committee will generally be responsible for reviewing and approving, or recommending to our board of directors for approval, the compensation of our NEOs.
Although we did not engage in any benchmarking or use a specific peer group in determining 2025 compensation, we sometimes use market survey data to gather information regarding market practice. Our practice following this offering as a public company may be different.
Compensation Risk Assessment
We periodically review our employee compensation policies, plans and practices to determine if they create incentives or encourage behavior that is reasonably likely to have a material adverse effect on the Company. We do not believe that our compensation policies, plans and practices create incentives or encourage behavior that is reasonably likely to have a material adverse effect on us.
Tax and Accounting Considerations
The tax and accounting impacts are among many factors that may be considered in determining compensation. We intend to continue to compensate our executive officers in a manner consistent with the best interests of our stockholders and reserve the right to award compensation that may not be tax deductible, where the Company believes it is appropriate to do so.

Confidential Treatment Requested by the Registrant
Pursuant to 17 C.F.R. Section 200.83
Executive Compensation Tables
Summary Compensation Table
The following table shows compensation of the named executive officers for 2025.
Executive	Year	Salary ($)(1)	Bonus ($)(2)	Stock Awards ($)	Non-Equity Incentive Plan Compensation ($)(3)	All Other Compensation ($)(4)	Total ($)
Spencer Mullee Chief Executive Officer	2025	600,000	1,250,000	—	780,000	16,800	2,646,800
Steven Cook Chief Financial Officer and Chief Investment and Strategy Officer	2025	342,769	—	—	356,480	16,800	716,049
Catherine Smith Chief Legal Officer, Chief Administrative Officer and Corporate Secretary	2025	357,000	—	—	464,100	16,800	837,900
Sean Charnock Chief Operating Officer	2025	361,424	—	—	375,881	16,800	754,105

(1)
Represents the salary earned in 2025.

(2)
Reflects a discretionary bonus paid to our CEO in 2025.

(3)
Reflects amounts earned for 2025 performance under our STIP, as described in “Compensation Discussion and Analysis” above, and paid in early 2026.

(4)
Reflects matching contributions under our defined contribution 401(k) retirement plan.

Grants of Plan-Based Awards During Fiscal Year
The following table shows grants of awards to our NEOs in 2025.
			Estimated future payouts under non-equity incentive plan awards(1)			All other stock awards: Number of shares of stock or unit (#)(2)	Grant date fair value of stock awards ($)
Name	Grant Date	Plan	Threshold ($)	Target ($)	Maximum ($)
Spencer Mullee	n/a	STIP	n/a	600,000	n/a	—	—
Steven Cook	n/a	STIP	n/a	274,215	n/a	—	—
Catherine Smith	n/a	STIP	n/a	357,000	n/a	—	—
Sean Charnock	n/a	STIP	n/a	289,139	n/a	—	—

(1)
Represents the target value of cash bonus awards that could have been earned by the NEOs under the STIP for performance in 2025. There was no threshold or maximum for the 2025 plan. The actual payments are set forth in the Summary Compensation Table above.

Narrative Relating to Summary Compensation Table and Grants of Plan-Based Awards Table
Employment Agreements
We entered into employment agreements in 2024 with each of our NEOs providing for initial base salary and annual cash bonus opportunity. For updated salary and bonus information, see the “Compensation Discussion and Analysis” above. Each employment agreement includes confidentiality provisions and post-termination non-competition and non-solicitation covenants. Each of the agreements has a three-year initial term with automatic one-year renewals unless terminated by either party. Each agreement provides for benefits in the event of an involuntary termination without cause, as described under “Potential Payments Upon Termination or Change in Control” below.

Confidential Treatment Requested by the Registrant
Pursuant to 17 C.F.R. Section 200.83
Annual Bonus Plan
Our STIP provides the opportunity for the award of annual cash bonuses depending on performance. For a summary of the plan and payouts for 2025 performance, see “Compensation Discussion and Analysis” above. We may from time to time provide bonuses outside of our STIP program, as set forth in the Summary Compensation Table.
Retirement Plans and Other Benefits
The Company maintains a 401(k) retirement plan and other benefits for employees including health benefits. Under the 401(k) Plan, employees (including the NEO) are eligible for matching contributions up to prescribed limits.
Outstanding Equity Awards at Fiscal Year-End
The following table shows each NEO’s outstanding equity awards at December 31, 2025.
	Option Awards(1)
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Option Exercise Price	Option Expiration Date
Spencer Mullee	—	(1)	N/A	N/A
Steven Cook	—	(1)	N/A	N/A
Catherine Smith	—	(1)	N/A	N/A
Sean Charnock	—	(1)	N/A	N/A

(1)
The equity awards disclosed in this table are incentive units granted as partnership interests in an indirect parent of the Company, which are intended to be “profits interests” for federal income tax purposes. These incentive units do not require the payment of an exercise price or have an option expiration date but represent the right to receive future profit appreciation on specified liquidity events for our sponsor. The incentive units are subject to time-based vesting conditions over five years, with 40% of the award vesting on April 30, 2026, and 20% vesting annually each year thereafter. The profits interests represent a percentage participation in a parent company profits rather than shares of the Company and so no share numbers are listed in this table.

Option Exercises and Stock Vested
No option awards were exercised or stock awards became vested during 2025.
Potential Payments Upon Termination or Change in Control
Employment Agreements.   Under the employment agreements in effect on December 31, 2025, in the event of an involuntary termination without cause (as defined in the applicable agreement) on such date, our NEOs would have been eligible to receive the following severance benefits, subject to signing an effective release of claims:
•
Mr. Mullee:   12 months of salary (with a value of $600,000) and 12 months of COBRA premiums (assuming a value of approximately $2,000 per month, having an estimated value of $24,000)

•
Mr. Cook:   6 months of salary (with a value of $197,500) and 6 months of COBRA premiums (assuming a value of approximately $2,000 per month, having an estimated value of $12,000)

•
Ms. Smith:   12 months of salary (with a value of $357,000) and 12 months of COBRA premiums (assuming a value of approximately $2,000 per month, having an estimated value of $24,000)

•
Mr. Charnock:   6 months of salary (with a value of $197,500) and 6 months of COBRA premiums (assuming a value of approximately $2,000 per month, having an estimated value of $12,000)

Equity Compensation.   The incentive units in our indirect parent company, which are intended to be “ profits interests” for federal income tax purposes would become fully vested and eligible for payout upon a qualifying

Confidential Treatment Requested by the Registrant
Pursuant to 17 C.F.R. Section 200.83
liquidity event for our sponsor. Because the payout of such awards depends on the proceeds from the liquidity event, no value of the accelerated vesting of such awards can be estimated at this time.
Post-IPO Compensation Arrangements and Policies
Omnibus Incentive Plan
Prior to the consummation of this offering, our board of directors expects to adopt, and we expect our stockholders to approve, the Omnibus Incentive Plan to become effective in connection with the pricing of this offering. The following summary of the Omnibus Incentive Plan is qualified in its entirety by reference to the Omnibus Incentive Plan that is included as an exhibit to the registration statement of which this prospectus forms a part and is ultimately adopted by our board of directors.
Administration.   The Omnibus Incentive Plan will generally be administered by the Compensation Committee, unless otherwise determined by our board of directors. However, the Compensation Committee may delegate to a committee of one or more members of our board of directors or one or more of our officers the authority to grant awards to participants other than our senior executives who are subject to Section 16 of the Exchange Act. In addition, the full board of directors will administer the Omnibus Incentive Plan with respect to awards made to non-employee directors. The Compensation Committee and our board of directors, as applicable, are sometimes referred to herein as the “Administrator.” The Administrator has authority to interpret the Omnibus Incentive Plan and all award agreements, and to adopt rules for the administration, interpretation and application of the Omnibus Incentive Plan, to interpret, amend or revoke any such rules and to amend the Omnibus Incentive Plan or any award agreement, subject to certain limits set forth in the Omnibus Incentive Plan.
Eligibility.   Persons eligible to participate in the Omnibus Incentive Plan include all non-employee members of our board of directors, as well as employees and consultants of the Company and its parents and subsidiaries, as determined by the Administrator.
Number of Shares Authorized.   The maximum number of shares of our common stock available for issuance under the Omnibus Incentive Plan will be no more than        . The shares may be authorized but unissued shares, treasury shares or shares purchased in the open market.
Awards granted under the Omnibus Incentive Plan upon the assumption of, or in substitution for, outstanding equity awards previously granted by an entity in connection with a corporate transaction, such as a merger, combination, consolidation or acquisition of property or stock (“Substitute Awards”) will not reduce the shares authorized for grant under the Omnibus Incentive Plan and shares subject to such Substitute Awards may not be added to the Omnibus Incentive Plan’s share reserve if such awards are forfeited or expire.
Non-Employee Director Compensation Limit.   Notwithstanding any other provision in the Omnibus Incentive Plan or in any policy of ours regarding non-employee director compensation, the maximum amount of total compensation payable to a non-employee director for director services in any fiscal year may not exceed $      , calculated as the sum of (i) the grant date fair value of all awards granted under the Omnibus Incentive Plan, plus (ii) cash compensation in the form of retainers and meeting or similar fees. However, the foregoing limit will not apply in respect of any compensation payable in the year of a non-employee director’s initial appointment or election to our board of directors.
Change in Capitalization.   The Administrator has broad discretion to take action under the Omnibus Incentive Plan, as well as to make adjustments to the number and kind of shares issuable under the Omnibus Incentive Plan and the terms, conditions and exercise price (if any) of existing and future awards, to prevent the dilution or enlargement of intended benefits and facilitate necessary or desirable changes in the event of certain transactions and events affecting our common stock, such as stock dividends, stock splits, mergers, acquisitions, consolidations and other corporate transactions, as well as equity restructurings.
Awards Available for Grant.   The Omnibus Incentive Plan provides for the grant of stock options, including incentive stock options (“ISOs”) and nonqualified stock options (“NSOs”), stock appreciation rights (“SARs”), restricted stock, RSUs, PSUs, other stock-based incentive awards, dividend equivalents, and cash-based incentive awards. All awards under the Omnibus Incentive Plan will be set forth in award agreements, which will detail all terms and conditions of the awards, including any applicable vesting and payment terms,

Confidential Treatment Requested by the Registrant
Pursuant to 17 C.F.R. Section 200.83
performance criteria, and post-termination exercise limitations. Awards other than cash-based incentive awards generally will be settled in shares of our common stock, but the Administrator may provide for cash settlement of any award. With limited exceptions, awards under the Omnibus Incentive Plan are generally non-transferable. A brief description of different award types follows.
Stock Options and SARs.   Stock options provide for the purchase of shares of our common stock in the future at an exercise price set on the grant date. ISOs are subject to specified requirements under the tax code. SARs entitle their holder, upon exercise, to receive from us an amount equal to the appreciation of the shares subject to the award between the grant date and the exercise date, payable in shares, cash or a combination of shares and cash. The exercise price of all stock options and SARs granted pursuant to the Omnibus Incentive Plan will not be less than 100% of the fair market value of our common stock on the date of grant, with the exception of Substitute Awards. The exercise price of a stock option may be paid by the participant in any form permitted by the Administrator. Stock options and SARs may be exercised as determined by the Administrator, but in no event may have a term extending beyond the tenth anniversary of the date of grant. The period during which a participant may have a right to vest in and exercise an option or SAR will be set by the Administrator. The Administrator may accelerate the vesting of an option.
Restricted Stock.   Restricted stock is an award of nontransferable shares of our common stock that remain forfeitable unless and until specified conditions are met, and which may be subject to a purchase price. Upon the issuance of restricted stock, a participant will have all of the rights of a stockholder, including the right to vote and to receive dividends and other distributions, subject to the Administrator’s discretion. The vesting period will be set by the Administrator. The Administrator may accelerate the vesting of restricted stock by removing any and all restrictions imposed on the award. Except as otherwise determined by the Administrator, in the event a participant’s service is terminated during the applicable restriction period and such participant holds an award of restricted stock, then (i) if such participant paid no price for the restricted stock award, the unvested portion of such restricted stock award shall be forfeited and cancelled for no consideration on the participant’s date of termination, or (ii) if such participant paid a price for the restricted stock award, then we will have the right to repurchase the unvested portion of such restricted stock award at a cash price per share equal to the price paid by the participant for such restricted stock award or such other amount as may be specified in the applicable award agreement.
RSU Awards.   Restricted stock units (“RSUs”) are contractual promises to deliver shares of our common stock in the future if specified conditions are met. A participant will have no stockholder rights unless and until the RSUs vest and shares are delivered to the participant. Delivery of the shares underlying RSUs may be deferred under the terms of the award or at the election of the participant, if the Administrator permits such a deferral. The vesting period will be set by the Administrator. Performance-based RSUs (“PSUs”) may be granted. The Administrator may accelerate the vesting of RSUs. Unless otherwise provided by the Administrator, RSUs will be settled and paid in the form of fully transferable shares, but may also be settled in cash or in a combination of shares and cash.
Other Stock or Cash-Based Awards.   Other stock or cash-based awards are awards linked to or derived from shares of our common stock or value metrics related to our shares, and may remain forfeitable unless and until specified conditions are met. Such awards will be paid in stock, cash, or a combination of stock and cash. These stock or cash-based awards may, but need not, be made in lieu of compensation to which a participant is otherwise entitled.
Dividend Equivalents.   Dividend equivalents represent the right to receive the equivalent value of dividends paid on shares of our common stock and may be granted alone or in tandem with certain other types of awards. Generally dividend equivalents are credited as of dividend record dates during the period between the date an award is granted and the date such award vests, is exercised, is distributed or expires, as determined by the Administrator. Unless otherwise determined by the Administrator, dividend equivalents that are based on dividends paid prior to the vesting of an award will be paid out to the participant only to the extent that the award vests and in no event may any award provide for a participant’s receipt of any other dividends prior to the vesting of such award.
Vesting and Performance Criteria.   Vesting conditions determined by the Administrator may apply to each award and may include continued service, achievement of performance goals and/or such other criteria as determined by the Administrator.

Confidential Treatment Requested by the Registrant
Pursuant to 17 C.F.R. Section 200.83
Non-U.S. Participants.   The Administrator may modify award terms, establish subplans and/or adjust other terms and conditions of awards, subject to the share limits described above, in order to facilitate grants of awards subject to the laws and/or stock exchange rules of countries outside of the United States.
Plan Amendment and Termination.   Our board of directors may amend, suspend, or terminate the Omnibus Incentive Plan at any time; however, except in connection with certain changes in our capital structure, stockholder approval will be required for any amendment that increases the number of shares available under the Omnibus Incentive Plan, “reprices” any stock option or SAR, or cancels any stock option or SAR in exchange for cash or another award when the option or SAR price per share exceeds the fair market value of the underlying shares. No amendment, suspension, or termination of the Omnibus Incentive Plan may materially and adversely affect any rights or obligations under any outstanding award without the consent of the participant, unless the award agreement expressly provides otherwise.
Clawback/Forfeiture.   All awards will be subject to the provisions of any claw-back policy implemented by us to the extent set forth in such claw-back policy and/or in the applicable award agreement, as well as to any claw-back required by applicable law or stock exchange listing rule.
Director Compensation
Director Compensation for 2025.   We did not have any non-employee directors who received compensation for their service on our board of directors and committees of our board of directors during 2025.
Post-IPO Director Compensation.   We are evaluating the specific terms of our director compensation program following this offering, but we anticipate that our non-employee directors will be eligible to receive cash and/or and equity compensation in connection with their services and will be reimbursed for out-of-pocket expenses in connection with their services.

Confidential Treatment Requested by the Registrant
Pursuant to 17 C.F.R. Section 200.83
CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS
Other than compensation arrangements for our executive officers and directors (see “Executive Compensation” for a discussion of compensation arrangements for our named executive officers and directors) and the transactions discussed below, there were no transactions, to which we were a party or will be a party, in which:
•
the amounts involved exceeded or will exceed $120,000; and

•
any of our directors, executive officers or holders of more than 5% of our capital stock, or any member of the immediate family of the foregoing persons, had or will have a direct or indirect material interest.

Stockholders Agreement
In connection with the completion of this offering, we intend to enter into the Stockholders Agreement with Brookfield. The Stockholders Agreement will provide that Brookfield has the right, at any time until Brookfield no longer beneficially owns at least 5% of the voting power of our outstanding common stock, to nominate a number of directors comprising a percentage of the board in accordance with its beneficial ownership of our outstanding common stock (rounded up to the nearest whole number), except that if Brookfield beneficially owns more than 50% of the voting power of our outstanding common stock, Brookfield has the right to nominate a majority of the directors. See “Management—Board Composition.”
Any vacancy on our board of directors in respect of a Brookfield Director will be filled only by individuals designated by Brookfield, for so long as Brookfield beneficially owns at least 5% of the voting power of our outstanding common stock.
In the event that Brookfield has nominated less than the total number of Brookfield Directors that they are entitled to nominate, Brookfield will have the right, at any time, to nominate such additional nominee(s), and our board of directors will take all necessary actions, whether by increasing the size of our board of directors or otherwise, to effect the election of such additional nominee(s) to fill any existing vacancy or newly-created directorship. To the extent any nominee to become a Brookfield Director is not elected as a director at a meeting of our stockholders, Brookfield will continue to have the right to nominate the nominee to become a Brookfield Director, and our board of directors will take all necessary actions, whether by increasing the size of our board of directors or otherwise, to effect the election of such additional nominee(s) to fill any existing vacancy or newly-created directorship.
In addition, the Stockholders Agreement will set forth certain information rights granted to Brookfield.
The Stockholders Agreement will also provide that until Brookfield no longer beneficially owns at least 20% of our issued and outstanding common stock, we will not take certain significant actions specified therein without the prior consent of Brookfield, including:
•
amending, modifying or repealing (whether by merger, consolidation or otherwise) any provision of our certificate of incorporation, our bylaws or equivalent organizational documents of our subsidiaries in a manner that adversely affects Brookfield;

•
issuing additional shares of our or our subsidiaries’ equity securities other than any award issued pursuant to an equity compensation plan approved by the stockholders or a majority of the Brookfield Directors, or intracompany issuance among the Company and our wholly-owned subsidiaries;

•
acquiring of equity interests or assets of any other entity, or any business, properties, assets or entities in excess of $      million in any single transaction, other than ordinary course acquisitions with vendors, customers and suppliers;

•
disposing of any of our or our subsidiaries’ assets or equity interests in excess of $      million in any single transaction, other than ordinary course dispositions with vendors, customers and suppliers;

•
incurring indebtedness for borrowed money, in a single transaction or a series of related transactions, aggregating to more than $      million, except for (i) debt under a revolving credit facility that has previously been approved or is in existence on the date of closing of this offering, or (ii) intercompany indebtedness;

Confidential Treatment Requested by the Registrant
Pursuant to 17 C.F.R. Section 200.83
•
merging or consolidating with or into any other entity, or transferring (by lease, assignment, sale or otherwise) all or substantially all of the Company’s and our subsidiaries’ assets, taken as a whole, to another entity, or enter into or agree to undertake any other transaction that would constitute a “change of control” as defined in our or our subsidiaries’ debt agreements;

•
undertaking any liquidation, dissolution or winding up of the Company or any material subsidiary of the Company;

•
effecting any material change in the nature of the business of the Company and its subsidiaries, taken as a whole; or

•
changing the size of our board of directors.

Registration Rights Agreement
In connection with the completion of this offering, we intend to enter into a registration rights agreement (the “Registration Rights Agreement”) with Brookfield. Subject to several exceptions, including our right to defer a demand registration, shelf registration or underwritten offering under certain circumstances, Brookfield may require that we register for public resale under the Securities Act all shares of common stock that it requests to be registered at any time following this offering, subject to the restrictions in the lock-up agreements entered into in connection with this offering, so long as the securities being registered in each registration statement or sold in any underwritten offering are reasonably expected to produce aggregate proceeds of at least $      million.
If we become eligible to register the sale of our securities on Form S-3 under the Securities Act, which will not be until at least twelve calendar months after the date of this prospectus, Brookfield has the right to require us to register the sale of the common stock held by them on Form S-3, subject to offering size and other restrictions. Brookfield also has the right to request marketed and non-marketed underwritten offerings using a shelf registration statement.
If we propose to file certain types of registration statements under the Securities Act with respect to an offering of equity securities (including for sale by us), we will be required to use our reasonable best efforts to offer Brookfield the opportunity to register the sale of all or part of their shares on the terms and conditions set forth in the Registration Rights Agreement (customarily known as “piggyback rights”).
All expenses of registration under the Registration Rights Agreement, including the legal fees of counsel chosen by stockholders participating in a registration, will be paid by us.
The registration rights granted in the Registration Rights Agreement are subject to customary restrictions including blackout periods and, if a registration is underwritten, any limitations on the number of shares to be included in the underwritten offering as reasonably advised by the managing underwriter or underwriters. The Registration Rights Agreement also contains customary indemnification and contribution provisions. The Registration Rights Agreement is governed by Delaware law.
Any sales in the public market of any common stock registrable pursuant to the Registration Rights Agreement could adversely affect prevailing market prices of our common stock. See “Risk Factors—Risks Related to this Offering and Ownership of Our Common Stock—Future sales of our common stock in the public market, or the perception in the public market that such sales may occur, could reduce our stock price” and “Shares Eligible for Future Sale.”
Income Tax Receivable Agreement
In connection with this initial public offering, we will enter into the TRA pursuant to which we will be obligated to pay to our pre-IPO stockholder (or its transferees and assignees) 85% of the benefits, if any, that we and our subsidiaries realize, or are deemed to realize (calculated using certain assumptions), as a result of savings in U.S. federal, state, local, Canadian and United Kingdom income taxes that we and our subsidiaries realize (or are deemed to realize in the case of a change of control and certain subsidiary dispositions, as discussed below) as a result of the recognition of the Pre-IPO Tax Benefits. Actual tax benefits realized by us may differ from tax benefits calculated under the TRA as a result of the use of certain assumptions in the

Confidential Treatment Requested by the Registrant
Pursuant to 17 C.F.R. Section 200.83
TRA, including assumptions relating to state and local income taxes, to calculate tax benefits. Following our initial public offering, we expect to be able to utilize the Pre-IPO Tax Benefits. We expect that the Pre-IPO Tax Benefits will reduce the amount of tax that we and our subsidiaries would otherwise be required to pay in the future.
For purposes of the TRA, cash savings in income tax will generally be computed by reference to the reduction in the liability for income taxes resulting from the utilization of the Pre-IPO Tax Benefits subject to the TRA. The term of the TRA will commence upon consummation of this initial public offering and will continue until all relevant Pre-IPO Tax Benefits have been utilized, accelerated or expired (or deemed to have been utilized, accelerated or expired) or the TRA is otherwise terminated in accordance with its terms.
While the actual amount and timing of any payments under the TRA will vary depending upon a number of factors, including the amount and timing of the taxable income we and our subsidiaries generate in the future, and our and our subsidiaries’ use of the Pre-IPO Tax Benefits, and estimating the amount and timing of payments that may become due under the TRA is by its nature imprecise, we expect that during the term of the TRA, the payments that we may make under the TRA are likely to be substantial. Assuming no material changes in the relevant tax law and that we and our subsidiaries earn sufficient taxable income to realize in full the Pre-IPO Tax Benefits, we expect that future payments under the TRA will aggregate to between $      million and $      million, ranging from approximately $      million and $      million per year over the next   years. Based on our current taxable income estimates, which are highly contingent and subject to change, we expect to repay the majority of this obligation by the end of our      fiscal year.
Payments under the TRA will be based on the tax reporting positions that we determine, and the IRS or another tax authority may challenge all or part of the Pre-IPO Tax Benefits and reductions to income tax and other tax benefits arising from the Pre-IPO Tax Benefits, as well as other related tax positions we take, and a court could sustain such challenge. Although we are not aware of any issue that would cause the IRS to challenge our use of the Pre-IPO Tax Benefits, if the outcome of any such challenge would reasonably be expected to materially affect a recipient’s payments under the TRA, then we will not be permitted to settle such challenge without the consent (not to be unreasonably withheld or delayed) of our pre-IPO stockholder (or its transferees or assignees). The interests of our pre-IPO stockholder (or its transferees or assignees) in any such challenge may differ from or conflict with our interests and our then-current stockholders’ interests, and our pre-IPO stockholder (or its transferees or assignees) may exercise their consent rights relating to any such challenge in a manner adverse to our interests and the interests of our other stockholders. We will not be reimbursed for any cash payments previously made to our pre-IPO stockholder (or its transferees or assignees) under the TRA in the event that any tax benefits initially claimed by us and for which payment has been made to our pre-IPO stockholder (or its transferees or assignees) are subsequently challenged by a taxing authority and are ultimately disallowed. Instead, any excess cash payments made by us to our pre-IPO stockholder (or its transferees or assignees) will be offset against any future cash payments that we might otherwise be required to make to our pre-IPO stockholder (or its transferees or assignees) under the terms of the TRA. However, we might not determine that we have effectively made an excess cash payment to our pre-IPO stockholder (or its transferees or assignees) for a number of years following the initial time of such payment and, if any of our tax reporting positions are challenged by a taxing authority, we will not be permitted to reduce any future cash payments under the TRA until any such challenge is finally settled or determined. Moreover, any excess cash payments we may make under the TRA could be greater than the amount of future cash payments under the TRA against which we would be permitted to net such excess cash payments. The applicable U.S. federal income tax rules for determining applicable tax benefits we may claim are complex and factual in nature, and there can be no assurance that the IRS, any other taxing authority or a court will agree with our tax reporting positions. As a result, payments could be made to our pre-IPO stockholder (or its transferees or assignees) under the TRA significantly in excess of any tax savings that we realize in respect of the Pre-IPO Tax Benefits.
In addition, the TRA will provide that in the case of a change in control, the material breach of our obligations under the TRA, certain proceedings seeking liquidation, reorganization or other relief under bankruptcy, insolvency or similar law, or certain asset dispositions not constituting a change of control, we will be required to make a payment to our pre-IPO stockholder (or its transferees or assignees) in an amount equal to the present value of future payments (calculated using a discount rate equal to the lesser of (i)       basis points and (ii)    %, in each case, compounded annually, which may differ from our, or a potential acquirer’s, then-current cost of capital and in all events would be required to be paid at, or in connection with the closing

Confidential Treatment Requested by the Registrant
Pursuant to 17 C.F.R. Section 200.83
of, the applicable transaction) under the TRA, which payment would be based on certain assumptions, including those relating to our future taxable income, which assumptions may differ from the manner in which the Pre-IPO Tax Benefits may be utilized (or the usability of the Pre-IPO Tax Benefits) in practice. In these situations, our obligations under the TRA could have a substantial negative impact on our, or a potential acquirer’s, liquidity and could have the effect of delaying, deferring, modifying or preventing certain mergers, asset sales, other forms of business combinations or other changes of control. These provisions of the TRA may result in situations where our pre-IPO stockholder (or its transferees or assignees) have interests that differ from or are in addition to those of our other stockholders. In addition, we could be required to make payments under the TRA that are substantial and in excess of our, or a potential acquirer’s, actual cash income tax savings.
The TRA provides that in the event that we breach any of our material obligations under the TRA, whether as a result of our failure to make any payment when due (subject to a specified cure period), failure to honor any other material obligation under the TRA or by operation of law as a result of the rejection of the TRA in a case commenced under the United States Bankruptcy Code or otherwise, then all our payment and other obligations under the TRA will be accelerated and will become due and payable and we will be required to make a payment equal to the present value of future payments under the TRA, applying the assumptions described above. Such payments could be substantial and could exceed our and our subsidiaries’ actual cash tax savings from the Pre-IPO Tax Benefits.
Decisions we make in the course of running our business, such as with respect to mergers, asset sales, other forms of business combinations or other changes in control, may influence the timing and amount of payments made under the TRA. For example, an earlier disposition of assets resulting in an accelerated use of existing basis or available net operating losses may accelerate payments under the TRA and increase the present value of such payments. Such effects may result in differences or conflicts of interest between the interests of our pre-IPO stockholder (or its transferees or assignees) and the interests of other stockholders.
Finally, because we are a holding company with no operations of our own, our ability to make payments under the TRA is dependent on the ability of our subsidiaries to make distributions to us. The vast majority of our assets are held by subsidiaries that are party to a securitized debt facility, the terms of which may restrict the ability of our subsidiaries to make distributions to us, which could affect our ability to make payments under the income tax receivable agreement. To the extent we are unable to make payments under the TRA due to restrictions under our senior obligations (including because our debt obligations restrict the ability of our subsidiaries to make distributions to us), under the terms of the TRA, such payments will be deferred and accrue interest at a per annum rate of    % until paid. To the extent we are unable to make payments under the TRA for any other reason, such payments will accrue interest at a per annum rate of    %. These deferred payments could negatively impact our results of operations and could also affect our liquidity in future periods in which such deferred payments are made.
Other Transactions
Compass Acquisition Agreement
On June 4, 2025, certain subsidiaries of the Company entered into an Interest Purchase Agreement to acquire 10 data centers from entities affiliated with Compass Datacenters, LLC, an entity approximately 49% owned by Brookfield, for approximately $202.5 million. The acquisition closed on October 1, 2025. As part of the acquisition, we assumed $743.0 million of asset-backed securitized notes issued by Compass Datacenters Issuer, LLC and Compass Datacenters Canada Issuer Limited Partnership. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Debt—Asset-Backed Notes—2021 ABS Notes.”
Prior ABS Note Offerings
From time to time, Brookfield Securities LLC, an affiliate of Brookfield, has acted as a passive bookrunner in prior debt issuances by the Company’s subsidiaries.
On October 17, 2024, Brookfield Securities LLC received approximately $1.3 million in connection with its role as a passive bookrunner in the issuance of its Series 2024-1 and Series 2024-2 notes.

Confidential Treatment Requested by the Registrant
Pursuant to 17 C.F.R. Section 200.83
On March 20, 2025, Brookfield Securities LLC received approximately $1.4 million in connection with its role as a passive bookrunner in the issuance of its Series 2025-1 and 2025-2 notes.
On August 21, 2025, Brookfield Securities LLC received approximately $1.2 million in connection with its role as a passive bookrunner in the issuance of its Series 2025-3 and Series 2025-4 notes.
On December 22, 2025, Brookfield Securities LLC received approximately $1.7 million in connection with its role as a passive bookrunner in the issuance of its Series 2025-5, Series 2025-6 and Series 2025-7 notes.
Other
For the three months ended March 31, 2026 and the years ended December 31, 2025, 2024 and 2023, we recognized related party revenue from transactions with affiliates of Brookfield for colocation revenues of $1.0 million, $3.4 million, $2.5 million and $0.1 million, respectively, of which Brookfield’s interest was approximately 49%.
For the years ended December 31, 2025 and 2024, we recognized related party expenses from transactions with affiliates of Brookfield for data center property leasing expenses of $3.3 million and $3.7 million, respectively, of which Brookfield’s interest was approximately 49%.
Indemnification Agreements
We expect to enter into customary indemnification agreements with our executive officers and directors that provide them, in general, with customary indemnification in connection with their service to us or on our behalf. The indemnification agreements and our amended and restated bylaws will require us to indemnify our directors to the fullest extent not prohibited by DGCL. Subject to very limited exceptions, our amended and restated bylaws will also require us to advance expenses incurred by our directors and officers. For more information regarding these agreements, see “Description of Capital Stock—Limitation on Liability and Indemnification.”
Directed Share Program
Certain individuals identified by our executive team and certain other individuals affiliated with us, including directors, officers and significant stockholders and friends and family members of such individuals, will be able to purchase shares of our common stock in the directed share program. See “Underwriting (Conflicts of Interest)—Directed Share Program.” All purchases of common stock in the directed share program will be at the public offering price. Purchases by any related persons participating in the directed share program may individually exceed $120,000. Any shares sold under the directed share program to our directors, officers, and existing significant stockholders will be subject to the terms of a lock-up agreement.
Policies and Procedures for Related Party Transactions
Upon the consummation of this offering, we will adopt a written Related Party Transactions Policy (the “policy”), which will set forth our policy with respect to the review, approval, ratification and disclosure of all related party transactions by our audit committee. In accordance with the policy, our audit committee will have overall responsibility for implementation of and compliance with the policy.
For purposes of the policy, a “related party transaction” is a transaction, arrangement or relationship (or any series of similar transactions, arrangements or relationships) in which we were, are or will be a participant and the amount involved exceeded, exceeds or will exceed $120,000 and in which any related party (as defined in the policy) had, has or will have a direct or indirect material interest. A “related party transaction” does not include any employment relationship or transaction involving an executive officer and any related compensation resulting solely from that employment relationship that has been reviewed and approved by our board of directors or audit committee.
The policy will require that notice of a proposed related party transaction be provided to our legal department prior to entry into such transaction. If our legal department determines that such transaction is a related party transaction, the proposed transaction will be submitted to our audit committee for consideration. Under the policy, our audit committee may approve only those related party transactions that are in, or not inconsistent

Confidential Treatment Requested by the Registrant
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with, our best interests and the best interests of our stockholders. In the event that we become aware of a related party transaction that has not been previously reviewed, approved or ratified under the policy and that is ongoing or is completed, the transaction will be submitted to the audit committee so that it may determine whether to ratify, rescind or terminate the related party transaction.
The policy will also provide that the audit committee review certain previously approved or ratified related party transactions that are ongoing to determine whether the related party transaction remains in our best interests and the best interests of our stockholders. Additionally, we will make periodic inquiries of directors and executive officers with respect to any potential related party transaction of which they may be a party or of which they may be aware.

Confidential Treatment Requested by the Registrant
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PRINCIPAL STOCKHOLDERS
The following table sets forth the beneficial ownership of our common stock, as of                 , 2026 by:
•
each person, or group of affiliated persons, who we know to beneficially own more than 5% of our common stock;

•
each of our named executive officers for the year ended December 31, 2025;

•
each of our current directors; and

•
all of our current directors and executive officers as a group.

The SEC has defined “beneficial ownership” of a security to mean the possession, directly or indirectly, of voting power and/or investment power over such security. A stockholder is also deemed to be, as of any date, the beneficial owner of all securities that such stockholder has the right to acquire within 60 days after that date through the exercise or vesting of any right to acquire shares of common stock. Except as otherwise indicated, all persons listed below have sole voting and investment power with respect to the shares beneficially owned by them, subject to applicable community property laws. The table below excludes any purchases that may be made through our directed share program or otherwise in this offering. Unless otherwise indicated, the address of each person or entity named in the table below is c/o Csquare, Inc., 3100 Olympus Blvd., Suite 510, Coppell, TX 75019.
	Shares of Common Stock Beneficially Owned Before the Offering		Shares of Common Stock Beneficially Owned After the Offering assuming underwriters’ option is not exercised		Shares of Common Stock Beneficially Owned After the Offering assuming underwriters’ option is exercised
	Number	Percent	Number	Percent	Number	Percent
5% Stockholders
Brookfield(1)
Named Executive Officers and Directors
Spencer Mullee
Steven Cook
Catherine Smith
Sean Charnock
All current directors and executive officers as a group ( persons)

*
Indicates beneficial ownership of less than 1%

(1)
Dawn Topco L.P. (the “Brookfield Stockholder”) is the record holder of the shares of common stock beneficially owned by Brookfield Corporation. BIF III GP (Cayman) L.P. (“BIF III GP Cayman”) serves as the general partner of the Brookfield Stockholder. Brookfield Corporation indirectly owns and controls BIF III GP Cayman. Each of BIF III GP Cayman and Brookfield Corporation disclaims beneficial ownership of any shares held of record by the Brookfield Stockholder, in each case except to the extent of any pecuniary interest therein. The address of the Brookfield Stockholder is 225 Liberty Street, 8th Floor, New York, NY 10281. The address of BIF III GP Cayman is PO Box 309 Ugland House Grand Cayman KY1-1104 Cayman Islands. The address of Brookfield Corporation is 181 Bay Street, Suite 100 Toronto, Ontario M5J 2T3, Canada.

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DESCRIPTION OF CAPITAL STOCK
The following is a description of the material terms of our amended and restated certificate of incorporation and amended and restated bylaws, each of which will become effective prior to the consummation of this offering, and of specific provisions of Delaware law. The following description also assumes the completion of the Corporate Conversion. The following description is intended as a summary only and is qualified in its entirety by reference to our certificate of incorporation, our bylaws and the DGCL.
General
Upon the closing of this offering and the filing of our amended and restated certificate of incorporation that will become effective prior to the closing of this offering, our capital stock will consist of         authorized shares, of which         shares, par value $0.01 per share, will be designated as “common stock” and         shares, par value $0.01 per share, will be designated as “preferred stock.” As of March 31, 2026, after giving effect to the Corporate Conversion, there would have been        shares of common stock outstanding and no shares of preferred stock outstanding.
Common Stock
Voting Rights.   The holders of our common stock are entitled to one vote per share on all matters submitted for action by the stockholders generally.
Dividend Rights.   Subject to any preferential rights of any then outstanding preferred stock, all shares of our common stock are entitled to share equally in any dividends our board of directors may declare from legally available sources.
Liquidation Rights.   Upon our liquidation, dissolution or winding up, whether voluntary or involuntary, after payment in full of the amounts required to be paid to holders of any then outstanding preferred stock, all shares of our common stock are entitled to share equally in the assets available for distribution to stockholders after payment of all of our prior obligations.
Other Matters.   Holders of our common stock have no preemptive or conversion rights, and our common stock is not subject to further calls or assessments by us. There are no redemption or sinking fund provisions applicable to our common stock. The rights, powers, preferences and privileges of holders of our common stock will be subject to those of the holders of any shares of our preferred stock that we may designate and issue in the future.
Preferred Stock
Pursuant to our certificate of incorporation, shares of preferred stock are issuable from time to time, in one or more series, with the designations, voting rights (full, limited or no voting rights), powers, preferences, participating, optional or other special rights (if any), and any qualifications, limitations or restrictions thereof, of each series as our board of directors from time to time may adopt by resolution (and without further stockholder approval). Each series of preferred stock will consist of an authorized number of shares as will be stated and expressed in the certificate of designations providing for the creation of the series.
Composition of Board of Directors; Election and Removal
In accordance with our certificate of incorporation and our bylaws, the number of directors comprising our board of directors is determined from time to time exclusively by our board of directors; provided that the number of directors shall not be less than three and shall not exceed 15. Our certificate of incorporation will provide for a board of directors divided into three classes (each as nearly as equal as possible and with directors in each class serving staggered three-year terms), initially consisting of         directors in Class I,         directors in Class II and         directors in Class III. See “Description of Capital Stock—Certain Corporate Anti-takeover Provisions—Classified Board of Directors.”
Under our Stockholders Agreement, Brookfield will have the right, but not the obligation, at any time until Brookfield no longer beneficially owns at least 5% of our issued and outstanding common stock, to nominate a number of directors comprising a percentage of our board of directors in accordance with their beneficial

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ownership of our outstanding common stock (rounded up to the nearest whole number), except that if Brookfield beneficially owns more than 50% of the voting power of our outstanding common stock, Brookfield will have the right to nominate a majority of the directors. We refer to the directors nominated by Brookfield based on such percentage ownership as the “Brookfield Directors.” See “Certain Relationships and Related Party Transactions—Stockholders Agreement.”
Each director is to hold office for a three-year term and until the annual meeting of stockholders for the election of the class of directors to which such director has been elected and until his or her successor is duly elected and qualified or until his or her earlier death, resignation or removal. Any vacancy on our board of directors (other than in respect of a Brookfield Director) will be filled only by the affirmative vote of a majority of the remaining directors, even if less than a quorum. Any vacancy on our board of directors in respect of a Brookfield Director will be filled only by individuals designated by Brookfield, for so long as Brookfield beneficially owns at least 5% of our issued and outstanding common stock. See “Certain Relationships and Related Party Transactions—Stockholders Agreement.”
At any meeting of our board of directors, except as otherwise required by law, a majority of the total number of directors then in office will constitute a quorum for all purposes, except that if Brookfield beneficially owns at least 5% of our issued and outstanding common stock and there is at least one member of our board of directors who is a Brookfield Director, then at least one director that is a Brookfield Director must be present for there to be a quorum unless each Brookfield Director waives his or her right to be included in the quorum at such meeting.
Certain Corporate Anti-takeover Provisions
Certain provisions in our certificate of incorporation, bylaws and Stockholders Agreement summarized below may be deemed to have an anti-takeover effect and may delay, deter or prevent a tender offer or takeover attempt that a stockholder might consider to be in its best interests, including attempts that might result in a premium being paid over the market price for the shares held by stockholders.
Preferred Stock
Our certificate of incorporation contains provisions that permit our board of directors to issue, without any further vote or action by stockholders, shares of preferred stock in one or more series and, with respect to each such series, to fix the number of shares constituting the series and the designation of the series, the voting rights (if any) of the shares of the series, the powers, preference, participating, optional and other special rights, if any, and any qualifications, limitations or restrictions, of the shares of such series.
Classified Board of Directors
Our certificate of incorporation provides that our board of directors will be divided into three classes of directors, with the classes to be as nearly equal in number as possible, and with the directors in each class serving staggered three-year terms. As a result, approximately one-third of our board of directors will be elected each year. The classification of directors will have the effect of making it more difficult for stockholders to change the composition of our board of directors. Our certificate of incorporation provides that, subject to any rights of holders of preferred stock to elect additional directors under specified circumstances, the number of directors will be fixed from time to time exclusively pursuant to a resolution adopted by our board of directors, as described above in “—Composition of Board of Directors; Election and Removal.”
Removal of Directors; Vacancies
Under the DGCL, unless otherwise provided in our certificate of incorporation, directors serving on a classified board may be removed by the stockholders only for cause. Our certificate of incorporation provides that directors may be removed with or without cause upon the affirmative vote of a majority in voting power of all outstanding shares of stock entitled to vote generally in the election of directors, voting together as a single class; provided, however, that from and after the time Brookfield ceases to beneficially own, in the aggregate, at least 50.1% of the voting power of our outstanding common stock, directors may only be removed for cause, and only by the affirmative vote of holders of at least 66 2∕3% in voting power of all the then-outstanding shares of stock of the Company entitled to vote generally in the election of directors, voting

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together as a single class. For so long as Brookfield is entitled to nominate a director to our board of directors pursuant to the Stockholders Agreement, any vacancy on our board of directors in respect of a Brookfield Director shall only be filled by Brookfield. Any other vacancy on our board of directors will be filled only by the affirmative vote of a majority of the remaining directors, even if less than a quorum, as described above in “—Composition of Board of Directors; Election and Removal.”
No Cumulative Voting
Under our certificate of incorporation, stockholders do not have the right to cumulative votes in the election of directors.
Special Meetings of Stockholders
Our certificate of incorporation provides that if less than 50.1% of the voting power of our outstanding common stock is beneficially owned by Brookfield, special meetings of the stockholders may be called only by the chairperson of our board of directors or by the secretary at the direction of a majority of the directors then in office. For so long as at least 50.1% of the voting power of our outstanding common stock is beneficially owned by Brookfield, special meetings may also be called by the secretary at the written request of the holders of a majority of the voting power of the then outstanding common stock. The business transacted at any special meeting will be limited to the proposal or proposals included in the notice of the meeting.
Stockholder Action by Written Consent
Subject to the rights of the holders of one or more series of our preferred stock then outstanding, any action required or permitted to be taken by stockholders must be effected at a duly called annual or special meeting of our stockholders; provided, that prior to the time at which Brookfield ceases to beneficially own at least 50.1% of the voting power our outstanding common stock, any action required or permitted to be taken at any annual or special meeting of our stockholders may be taken without a meeting, without prior notice and without a vote, if a consent or consents in writing, setting forth the action so taken, is signed by or on behalf of the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted and are delivered in accordance with applicable Delaware law.
Advance Notice Requirements for Stockholder Proposals and Director Nominations
Our bylaws provide that stockholders who are seeking to bring business before an annual meeting of stockholders, or to nominate candidates for election as directors at an annual meeting of stockholders, other than any nomination for a Brookfield Director, must provide timely notice thereof in writing. To be timely, a stockholder’s notice generally must be delivered to and received at our principal executive offices not less than 90 days nor more than 120 days prior to the first anniversary of the preceding year’s annual meeting of stockholders; provided, that in the event that the date of such meeting is advanced by more than 30 days prior to, or delayed by more than 60 days after, the anniversary of the preceding year’s annual meeting of our stockholders, a stockholder’s notice to be timely must be so delivered not earlier than the close of business on the 120th day prior to such meeting and not later than the close of business on the 90th day prior to such meeting or, if the first public announcement of the date of such meeting is less than 100 days prior to the date of such annual meeting, the 10th day following the day on which public announcement of the date of such meeting is first made. Our bylaws specify certain requirements as to the form and content of a stockholder’s notice. These provisions may preclude stockholders from bringing matters before an annual meeting of stockholders or from making nominations for directors at an annual meeting of stockholders.
All of the foregoing provisions of our certificate of incorporation and bylaws could discourage potential acquisition proposals and could delay or prevent a change in control. These provisions are intended to enhance the likelihood of continuity and stability in the composition of our board of directors and in the policies formulated by our board of directors and to discourage certain types of transactions that may involve an actual or threatened change in control. These same provisions may delay, deter or prevent a tender offer or takeover attempt that a stockholder might consider to be in its best interest. In addition, such provisions could have the effect of discouraging others from making tender offers for our shares and, as a consequence, they

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also may inhibit fluctuations in the market price of our common stock that could result from actual or rumored takeover attempts. Such provisions also may have the effect of preventing changes in our management.
Delaware Takeover Statute
We have opted out of Section 203 of the General Corporation Law of the State of Delaware (the “DGCL”), which prohibits a publicly held Delaware corporation from engaging in a business combination transaction with an interested stockholder for a period of three years after the interested stockholder became such unless the transaction fits within an applicable exemption, such as board approval of the business combination or the transaction which resulted in such stockholder becoming an interested stockholder. However, our certificate of incorporation contains similar provisions that restrict us from engaging in any business combination with an interested stockholder for three years following the date that person becomes an interested stockholder. Such restrictions shall not apply to any business combination between Brookfield and any affiliate thereof or their direct and indirect transferees, on the one hand, and us, on the other. Therefore, Brookfield will be able to transfer control of us to a third-party by transferring their shares of our common stock (subject to certain restrictions and limitations), which would not require the approval of our board of directors or our other stockholders. In addition, such restrictions will not apply if:
•
a stockholder becomes an interested stockholder inadvertently and (i) as soon as practicable divests itself of ownership of sufficient shares so that it ceases to be an interested stockholder and (ii) within the three-year period immediately prior to the business combination between the Company and such stockholder, would not have been an interested stockholder but for the inadvertent acquisition of ownership; or

•
the business combination is proposed prior to the consummation or abandonment of, and subsequent to the earlier of the public announcement or the notice required under the certificate of incorporation of, a proposed transaction that (i) constitutes one of the transactions described in the proviso of this sentence, (ii) is with or by a person who either was not an interested stockholder during the previous three years or who became an interested stockholder with the approval of our board of directors and (iii) is approved or not opposed by a majority of the directors then in office (but not less than one) who were directors prior to any person becoming an interested stockholder during the previous three years or were recommended for election or elected to succeed such directors by a majority of such directors; provided that the proposed transactions are limited to (x) a merger or consolidation of the Company (except for a merger in respect of which, pursuant to Section 251(f) of the DGCL, no vote of the stockholders of the Company is required), (y) a sale, lease, exchange, mortgage, whether as part of a dissolution or otherwise, of assets of the Company or of any direct or indirect majority-owned subsidiary of the Company (other than to any wholly owned subsidiary or to the Company) having an aggregate market value equal to 50% or more of either that aggregate market value of all the assets of the Company determined on a consolidated basis or the aggregate market value of all the outstanding stock of the Company or (z) a proposed tender or exchange offer for 50% or more of the outstanding voting stock of the Company; provided further that the Company will give not less than 20 days’ notice to all interested stockholders prior to the consummation of any of the transactions described in clause (x) or (y) above.

Additionally, we would be able to enter into a business combination with an interested stockholder if:
•
before that person became an interested stockholder, our board of directors approved the transaction in which the interested stockholder became an interested stockholder or approved the business combination;

•
upon consummation of the transaction that resulted in the interested stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of our voting stock outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding (but not the outstanding voting stock owned by the interested stockholder) stock held by directors who are also officers of our Company and by employee stock plans that do not provide employees with the right to determine confidentially whether shares held under the plan will be tendered in a tender or exchange offer; or

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•
following the transaction in which that person became an interested stockholder, the business combination is approved by our board of directors and authorized at a meeting of stockholders by the affirmative vote of the holders of at least 66 2∕3% of the voting power of our outstanding voting stock not owned by the interested stockholder.

In general, a “business combination” is defined to include mergers, asset sales and other transactions resulting in financial benefit to a stockholder and an “interested stockholder” is any person who, together with affiliates and associates, is the owner of 15% or more of our outstanding voting stock or is our affiliate or associate and was the owner of 15% or more of our outstanding voting stock at any time within the three-year period immediately before the date of determination. Under our certificate of incorporation, an “interested stockholder” generally does not include Brookfield and any affiliate thereof or their direct and indirect transferees.
This provision of our certificate of incorporation could prohibit or delay mergers or other takeover or change in control attempts and, accordingly, may discourage attempts to acquire us even though such a transaction may offer our stockholders the opportunity to sell their stock at a price above the prevailing market price.
Amendment of Our Certificate of Incorporation
Under Delaware law, our certificate of incorporation may be amended only with the affirmative vote of holders of at least a majority of the outstanding stock entitled to vote thereon.
Notwithstanding the foregoing, our certificate of incorporation provides that, from and after the time Brookfield ceases to beneficially own at least 50.1% of the voting power of our outstanding common stock, in addition to any vote required by applicable law, our certificate of incorporation or bylaws, the affirmative vote of holders of at least 66 2∕3% of the voting power of our outstanding shares of our capital stock entitled to vote thereon, voting together as a single class, is required to alter, amend or repeal the following provisions of our certificate of incorporation:
•
the provision authorizing our board of directors to designate one or more series of preferred stock and, by resolution, to provide the rights, powers and preferences, and the qualifications, limitations and restrictions thereof, of any series of preferred stock;

•
the provisions providing for a classified board of directors and the number of the directors, establishing the term of office of directors, setting forth the quorum of any meeting of our board of directors, relating to the removal of directors, specifying the manner in which vacancies on our board of directors and newly created directorships may be filled and relating to any voting rights of preferred stock;

•
the provisions authorizing our board of directors to make, alter, amend or repeal our bylaws;

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the provisions regarding the calling of special meetings and stockholder action by written consent in lieu of a meeting;

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the provisions eliminating monetary damages for breaches of fiduciary duty by a director or officer;

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the provisions providing for indemnification and advance of expenses of our directors and officers;

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the provisions regarding competition and corporate opportunities;

•
the provision specifying that, unless we consent in writing to the selection of an alternative forum, the Chancery Court of the State of Delaware will be the sole and exclusive forum for intra-corporate disputes and the federal district courts of the United States will be the exclusive forum for complaints asserting a cause of action arising under the Securities Act;

•
the provisions regarding entering into business combinations with interested stockholders;

•
the provision requiring that, from and after the time Brookfield ceases to beneficially own at least 50.1% of the voting power of our outstanding common stock, amendments to specified provisions of our certificate of incorporation require the affirmative vote of 66 2∕3% in voting power of our outstanding stock, voting as a single class; and

•
the provision requiring that, from and after the time Brookfield ceases to beneficially own at least 50.1% of the voting power of our outstanding common stock, amendments by the stockholders to our bylaws require the affirmative vote of 66 2∕3% in voting power of our outstanding stock, voting as a single class.

Confidential Treatment Requested by the Registrant
Pursuant to 17 C.F.R. Section 200.83
Amendment of Our Bylaws
Our bylaws provide that they can be amended by the vote of the holders of shares constituting a majority of the voting power or by the vote of a majority of our board of directors. However, our certificate of incorporation provides that, from and after the time Brookfield ceases to beneficially own at least 50.1% of the voting power of our outstanding common stock, in addition to any vote required under our certificate of incorporation, the affirmative vote of the holders of at least 66 2∕3% of the voting power of the outstanding shares of stock entitled to vote thereon, voting as a single class, is required for the stockholders to alter, amend or repeal any provision of our bylaws or to adopt any provision inconsistent therewith.
Certain Matters that Require Consent of Brookfield
The Stockholders Agreement provides that until Brookfield no longer beneficially owns at least 20% of our issued and outstanding common stock, we will not take certain significant actions specified therein without the prior consent of Brookfield, including, but not limited to:
•
amending, modifying or repealing (whether by merger, consolidation or otherwise) any provision of our certificate of incorporation, our bylaws or equivalent organizational documents of our subsidiaries in a manner that adversely affects Brookfield;

•
issuing additional shares of our or our subsidiaries’ equity securities other than any award issued pursuant to an equity compensation plan approved by the stockholders or a majority of the Brookfield Directors, or intracompany issuance among the Company and our wholly-owned subsidiaries;

•
any acquisition of equity interests or assets of any other entity, or any business, properties, assets or entities in excess of $      million in any single transaction, other than ordinary course acquisitions with vendors, customers and suppliers;

•
any disposition of any of our or our subsidiaries’ assets or equity interests in excess of $      million in any single transaction, other than ordinary course dispositions with vendors, customers and suppliers;

•
the incurrence of indebtedness for borrowed money, in a single transaction or a series of related transactions, aggregating to more than $      million, except for (i) debt under a revolving credit facility that has previously been approved or is in existence on the date of closing of this offering, or (ii) intercompany indebtedness;

•
merging or consolidating with or into any other entity, or transferring (by lease, assignment, sale or otherwise) all or substantially all of the Company’s and our subsidiaries’ assets, taken as a whole, to another entity, or enter into or agree to undertake any other transaction that would constitute a “change of control” as defined in the Stockholders Agreement (other than, in each case, transactions among the Company and our wholly-owned subsidiaries);

•
undertaking any liquidation, dissolution or winding up of the Company or any material subsidiary of the Company;

•
effecting any material change in the nature of the business of the Company and its subsidiaries, taken as a whole; or

•
a change in the size of our board of directors. See “Certain Relationships and Related Party Transactions—Stockholders Agreement.”

The provisions of the DGCL, our certificate of incorporation, our bylaws and the Stockholders Agreement could have the effect of discouraging others from attempting hostile takeovers and, as a consequence, they may also inhibit temporary fluctuations in the market price of our common stock that often result from actual or rumored hostile takeover attempts. These provisions may also have the effect of preventing changes in our management. It is possible that these provisions could make it more difficult to accomplish transactions that stockholders may otherwise deem to be in their best interests.
Corporate Opportunity
Under Delaware law, officers and directors generally have an obligation to present to the corporation they serve business opportunities which the corporation is financially able to undertake and which falls within the

Confidential Treatment Requested by the Registrant
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corporation’s business line and are of practical advantage to the corporation, or in which the corporation has an actual or expectant interest. A corollary of this general rule is that when a business opportunity comes to an officer or director that is not one in which the corporation has an actual or expectant interest, the officer is generally not obligated to present it to the corporation. Certain of our officers and directors may serve as officers, directors or fiduciaries of other entities and, therefore, may have legal obligations relating to presenting available business opportunities to us and to other entities. Potential conflicts of interest may arise when our officers and directors learn of business opportunities (e.g., the opportunity to acquire an asset or portfolio of assets, to make a specific investment, to effect a sale transaction, etc.) that would be of material advantage to us and to one or more other entities of which they serve as officers, directors or other fiduciaries.
Section 122(17) of the DGCL permits a corporation to renounce, in advance, in its certificate of incorporation or by action of its board of directors, any interest or expectancy of a corporation in certain classes or categories of business opportunities. Where business opportunities are so renounced, certain of our officers and directors will not be obligated to present any such business opportunities to us. Our certificate of incorporation provides that, to the fullest extent permitted by law, no officer or director of ours who is also an officer, director, principal, partner, member, manager, employee, agent or other representative of Brookfield or its affiliates will be liable to us or our stockholders for breach of any fiduciary duty by reason of the fact that any such individual directs a corporate opportunity to Brookfield or its affiliates and representatives instead of us, or does not communicate information regarding a corporate opportunity to us that the officer, director, employee, managing director or other affiliate has directed to Brookfield.
Exclusive Forum Selection
Unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware (or, if the Court of Chancery of the State of Delaware lacks jurisdiction over such action or proceeding, then another court of the State of Delaware, or if no court of the State of Delaware has jurisdiction, then the United States District Court for the District of Delaware) will, to the fullest extent permitted by law, be the sole and exclusive forum for:
•
any derivative action or proceeding brought on our behalf;

•
any action asserting a claim of breach of a fiduciary duty owed by any of our directors, officers, employees or agents to us or our stockholders;

•
any action asserting a claim arising pursuant to any provision of the DGCL or of our certificate of incorporation or our bylaws or as to which the DGCL confers jurisdiction on the Court of Chancery of the State of Delaware; or

•
any action asserting a claim related to or involving the Company or any director or officer of the Company that is governed by the internal affairs doctrine,

in each such case subject to the Court of Chancery of the State of Delaware having personal jurisdiction over the indispensable parties named as defendants.
The foregoing exclusive forum provision in our certificate of incorporation will not apply to claims arising under the Securities Act as our certificate of incorporation will provide that the federal district courts of the United States will be the exclusive forum for the resolution of any action, suit or proceedings asserting a cause of action arising under the Securities Act. Section 22 of the Securities Act would otherwise create concurrent federal and state jurisdiction over all suits brought to enforce a liability or duty created under the Securities Act. Therefore, the exclusive federal forum provision in our certificate of incorporation for claims brought under the Securities Act will limit a stockholder’s right to bring a claim to enforce a liability or duty created under the Securities Act in state court. The exclusive forum provisions in our certificate of incorporation will not apply to claims arising under the Exchange Act. However, the enforceability of similar forum provisions in other companies’ certificates of incorporation has been challenged in legal proceedings, and it is possible that a court could find these types of provisions to be unenforceable.
We recognize that the forum selection clause in our certificate of incorporation may impose additional litigation costs on stockholders in pursuing any such claims, particularly if the stockholders do not reside in or near the State of Delaware. Additionally, the forum selection clause in our certificate of incorporation may limit our stockholders’ ability to bring a claim in a forum that they find favorable for disputes with us or our

Confidential Treatment Requested by the Registrant
Pursuant to 17 C.F.R. Section 200.83
directors, officers or employees, which may discourage such lawsuits against us and our directors, officers and employees even though an action, if successful, might benefit our stockholders. Alternatively, if a court were to find the choice of forum provision contained in our certificate of incorporation to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving such action in other jurisdictions. The Court of Chancery of the State of Delaware and the federal district courts of the United States may also reach different judgments or results than would other courts, including courts where a stockholder considering an action may be located or would otherwise choose to bring the action, and such judgments may be more or less favorable to us than our stockholders.
Limitation of Liability and Indemnification
Our certificate of incorporation limits the liability of our directors and officers to the maximum extent permitted by the DGCL. The DGCL provides that directors and officers will not be personally liable for monetary damages for breach of their fiduciary duties as directors, except liability:
•
for any breach of their duty of loyalty to the corporation or its stockholders;

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for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of laws;

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under Section 174 of the DGCL (governing distributions to stockholders);

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for any transaction from which the director or officer derived an improper personal benefit; or

•
of an officer in any action by or in the right of the Company

However, if the DGCL is amended to authorize corporate action further eliminating or limiting the personal liability of directors and officers, then the liability of our directors and officers will be eliminated or limited to the fullest extent permitted by the DGCL, as so amended. The modification or repeal of this provision of our certificate of incorporation will not adversely affect any right or protection of a director or officer existing at the time of such modification or repeal.
Our certificate of incorporation provides that we will, to the fullest extent from time to time permitted by law, indemnify our directors and officers against all liabilities and expenses in any suit or proceeding, arising out of their status as an officer or director or their activities in these capacities. We will also indemnify any person who, while a director or officer, at our request, is or was serving as a director, officer or employee of another corporation, partnership, joint venture, trust or other enterprise. We may, by action of our board of directors, provide indemnification to our employees and agents within the same scope and effect as the foregoing indemnification of directors and officers.
The right to be indemnified will include the right of an officer or a director to be paid expenses in advance of the final disposition of any proceeding, provided that, if required by law, we receive an undertaking to repay such amount if it will be determined that he or she is not entitled to be indemnified.
Our board of directors may take such action as it deems necessary to carry out these indemnification provisions, including adopting procedures for determining and enforcing indemnification rights and purchasing insurance policies. Our board of directors may also adopt bylaws, resolutions or contracts implementing indemnification arrangements as may be permitted by law. Neither the amendment nor the repeal of these indemnification provisions, nor any provision of our certificate of incorporation that is inconsistent with these indemnification provisions, will eliminate or reduce any rights to indemnification relating to their status or any activities prior to such amendment, repeal or adoption.
We believe these provisions will assist in attracting and retaining qualified individuals to serve as directors.
Listing
We intend to apply to list our shares of common stock on the NYSE under the symbol “CSQR”.
Transfer Agent and Registrar
The transfer agent and registrar for our common stock is Computershare Trust Company, N.A.

Confidential Treatment Requested by the Registrant
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SHARES ELIGIBLE FOR FUTURE SALE
Prior to this offering, there has been no public market for our common stock. As described below, only a limited number of shares will be available for sale shortly after this offering due to contractual and legal restrictions on resale. Nevertheless, sales of a substantial number of shares of our common stock in the public market after such restrictions lapse, or the perception that those sales may occur, could adversely affect the prevailing market price of our common stock at such time and our ability to raise equity-related capital at a time and price we deem appropriate. See “Risk Factors—Risks Related to this Offering and Ownership of Our Common Stock—Future sales of our common stock in the public market, or the perception in the public market that such sales may occur, could reduce our stock price.”
Sales of Restricted Shares
Upon the completion of this offering and after giving effect to the Corporate Conversion, we will have outstanding an aggregate of      shares of common stock (or      shares if the underwriters exercise their option to purchase additional shares in full). Of these shares, all of the      shares of common stock to be sold in this offering (or        shares assuming the underwriters exercise their option to purchase additional shares in full) will be freely tradable without restriction, unless the shares are held by any of our “affiliates” as such term is defined in Rule 144 under the Securities Act, and without further registration under the Securities Act. All remaining shares of common stock will be deemed “restricted securities” as such term is defined under Rule 144.
Restricted securities may be sold in the public market only if they qualify for an exemption from registration under Rule 144 under the Securities Act, which is summarized below, or any other applicable exemption under the Securities Act, or pursuant to a registration statement that is effective under the Securities Act. Immediately following the consummation of this offering, the holders of approximately      shares of our common stock will be entitled to dispose of their shares following the expiration of an initial 180-day underwriter “lock-up” period, subject to the holding period, volume and other restrictions of Rule 144. is entitled to waive these lock-up provisions in its discretion prior to the expiration date of such lock-up agreements.
Lock-up Agreements
We, Brookfield and all of our directors and executive officers, who collectively hold substantially all of our issued and outstanding common stock, have agreed not to sell any common stock or securities convertible into or exercisable or exchangeable for shares of common stock for a period of 180 days from the date of this prospectus, subject to certain exceptions. Please see “Underwriting (Conflicts of Interest)” for a description of these lock-up provisions. The representatives, in their sole discretion, may at any time release all or any portion of the shares from the restrictions in such agreements, subject to applicable notice requirements.
Rule 144
After giving effect to this offering, we expect that        shares of our outstanding common stock will be “restricted” securities under the meaning of Rule 144 under the Securities Act and may not be sold in the absence of registration under the Securities Act unless an exemption from registration is available, including the exemption provided by Rule 144.
In general, under Rule 144 under the Securities Act as currently in effect, beginning 90 days after the date of this prospectus, a person (or persons whose shares are aggregated) who is not deemed to have been an affiliate of ours at any time during the six months preceding a sale, and who has beneficially owned restricted securities within the meaning of Rule 144 for at least six months (including any period of consecutive ownership of preceding non-affiliated holders) would be entitled to sell those shares, subject only to the availability of current public information about us. A non-affiliated person who has beneficially owned restricted securities within the meaning of Rule 144 for at least one year would be entitled to sell those shares without regard to the provisions of Rule 144.
A person (or persons whose shares are aggregated) who is deemed to be an affiliate of ours and who has beneficially owned restricted securities within the meaning of Rule 144 for at least six months would be entitled to sell within any three-month period a number of shares that does not exceed the greater of one percent of

Confidential Treatment Requested by the Registrant
Pursuant to 17 C.F.R. Section 200.83
the then outstanding shares of our common stock or the average weekly trading volume of our common stock reported by the NYSE during the four calendar weeks preceding the filing of notice of the sale; provided, in each case, that we are subject to the Exchange Act periodic reporting requirements for at least 90 days before the same and have filed all required reports during that time period. Such sales by affiliates are also subject to certain manner of sale provisions, notice requirements and the availability of current public information about us.
Rule 701
In general, under Rule 701 under the Securities Act, any of our employees, directors, officers, consultants or advisors who purchase shares from us in connection with a compensatory stock or option plan or other written agreement before the effective date of this offering is entitled to sell such shares 90 days after the effective date of this offering in reliance on Rule 144, without having to comply with the holding period requirement of Rule 144 and, in the case of non-affiliates, without having to comply with the public information, volume limitation or notice filing provisions of Rule 144. The SEC has indicated that Rule 701 will apply to typical stock options granted by an issuer before it becomes subject to the reporting requirements of the Exchange Act, along with the shares acquired upon exercise of such options, including exercises after the date of this prospectus.
Stock Issued Under Employee Plans
We intend to file a registration statement on Form S-8 under the Securities Act to register our common stock issuable under the Omnibus Incentive Plan. This registration statement on Form S-8 is expected to be filed following the effective date of the registration statement of which this prospectus is a part and will be effective upon filing. Accordingly, shares registered under such registration statement will be available for sale in the open market following the effective date, unless such shares are subject to vesting restrictions with us, Rule 144 restrictions applicable to our affiliates or the lock-up restrictions described above.
Registration Rights
Following this offering and subject to the lock-up agreements, Brookfield will be entitled to certain rights with respect to the registration of the sale of their shares of common stock under the Securities Act. For more information, see “Certain Relationships and Related Party Transactions—Registration Rights Agreement.” After such registration, these shares of common stock will become freely tradable without restriction under the Securities Act except for shares purchased by affiliates.

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MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS
The following is a discussion of certain material U.S. federal income tax considerations applicable to Non-U.S. Holders (as defined below) with respect to the ownership and disposition of our common stock issued pursuant to this offering. The following discussion is based upon current provisions of the U.S. Internal Revenue Code of 1986, as amended (the “Code”), U.S. judicial decisions, administrative pronouncements of the U.S. Internal Revenue Service (the “IRS”) and existing and proposed U.S. Treasury regulations, all as in effect as of the date hereof, all of which are subject to change at any time or subject to differing interpretations, possibly with retroactive effect, which may result in U.S. federal income tax consequences different from those discussed below. We have not requested, and will not request, a ruling from the IRS with respect to any of the U.S. federal income tax consequences described below, and as a result there can be no assurance that the IRS or a court will not disagree with or challenge any of the conclusions we have reached and describe herein.
This discussion only addresses consequences to Non-U.S. Holders that hold our common stock as a “capital asset” within the meaning of Section 1221 of the Code (generally, property held for investment). This discussion does not address all aspects of U.S. federal income taxation that may be important to a Non-U.S. Holder in light of such Non-U.S. Holder’s particular circumstances or that may be applicable to Non-U.S. Holders subject to special treatment under U.S. federal income tax law (including, for example, banks and other financial institutions, regulated investment companies, real estate investment trusts, dealers in securities, traders in securities that elect mark-to-market treatment, insurance companies, tax-exempt entities, Non-U.S. Holders who acquire our common stock pursuant to the exercise of employee stock options or otherwise as compensation for their services, Non-U.S. Holders subject to special tax rules as a result of any item of income being taken into account in an applicable financial statement, Non-U.S. Holders that actually or constructively own more than five percent of our common stock, Non-U.S. Holders liable for the alternative minimum tax, controlled foreign corporations, foreign controlled foreign corporations, passive foreign investment companies, former citizens or former long-term residents of the United States, entities or arrangements classified as partnerships for U.S. federal income tax purposes and investors therein, Non-U.S. Holders that hold our common stock as part of a hedge, straddle, constructive sale or conversion transaction, “qualified foreign pension funds” as defined in Section 897(l)(2) of the Code and entities all of the interests of which are held by qualified foreign pension funds and Non-U.S. Holders that are foreign governments and other entities eligible for the benefits of Section 892 of the Code). In addition, this discussion does not address U.S. federal tax laws other than those pertaining to U.S. federal income tax (such as U.S. federal estate or gift tax or the Medicare contribution tax on certain net investment income), nor does it address any aspects of U.S. state, local or non-U.S. taxes. Non-U.S. Holders should consult their own tax advisors regarding the possible application of these taxes.
For purposes of this discussion, the term “Non-U.S. Holder” means a beneficial owner of our common stock that is, for U.S. federal income tax purposes, an individual, corporation, estate or trust, other than:
•
an individual who is a citizen or resident of the United States, as determined for U.S. federal income tax purposes;

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a corporation, or other entity taxable as a corporation for U.S. federal income tax purposes, created or organized in the United States or under the laws of the United States, any state thereof or the District of Columbia;

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an estate, the income of which is includible in gross income for U.S. federal income tax purposes regardless of its source; or

•
a trust if: (i) a court within the United States is able to exercise primary supervision over the administration of the trust and one or more “U.S. persons” (within the meaning of Section 7701(a)(30) of the Code) have the authority to control all substantial decisions of the trust; or (ii) it has a valid election in effect under applicable U.S. Treasury regulations to be treated as a domestic trust.

If an entity or arrangement treated as a partnership for U.S. federal income tax purposes holds shares of our common stock, the tax treatment of a person treated as a partner of such partnership generally will depend on the status of the partner and the activities of the partnership. Partnerships and persons that, for U.S. federal income tax purposes, are treated as partners in a partnership considering an investment in shares of our common stock should consult their own tax advisors.

Confidential Treatment Requested by the Registrant
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THE FOLLOWING DISCUSSION IS FOR GENERAL INFORMATION PURPOSES ONLY AND IS NOT INTENDED TO BE, NOR SHOULD IT BE CONSTRUED AS, LEGAL OR TAX ADVICE TO ANY HOLDER OR PROSPECTIVE HOLDER OF OUR COMMON STOCK. PROSPECTIVE HOLDERS SHOULD CONSULT THEIR TAX ADVISORS AS TO THE PARTICULAR CONSEQUENCES TO THEM UNDER U.S. FEDERAL, STATE AND LOCAL, AND APPLICABLE NON-U.S. TAX LAWS OF THE ACQUISITION, OWNERSHIP AND DISPOSITION OF OUR COMMON STOCK.
Distributions
Distributions of cash or property that we pay in respect of our common stock will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). Subject to the discussions below under “—U.S. Trade or Business Income,” “—Information Reporting and Backup Withholding” and “—FATCA,” you generally will be subject to U.S. federal withholding tax at a 30% rate, or at a reduced rate prescribed by an applicable income tax treaty, on any dividends received in respect of our common stock. If the amount of any distribution exceeds our current and accumulated earnings and profits, such excess first will be treated as a return of capital to the extent of your tax basis in our common stock (determined separately for each share), and thereafter will be treated as capital gain as described below under “—Sale, Exchange or Other Taxable Disposition of Common Stock.” However, except to the extent that the applicable withholding agent elects otherwise based on a reasonable estimate that we may provide of our current and accumulated earnings and profits for the taxable year of such distribution, such withholding agent must generally withhold at the applicable rate on the entire distribution, in which case you would be entitled to a refund from the IRS for the withholding tax on the portion, if any, of the distribution that exceeded our current and accumulated earnings and profits.
In order to obtain a reduced rate of U.S. federal withholding tax under an applicable income tax treaty, you must provide a proper certification of your entitlement to benefits under the treaty (usually on an IRS Form W-8BEN or W-8BEN-E, as applicable). A Non-U.S. Holder that does not timely furnish the required documentation but that qualifies for a reduced treaty rate may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS. You should consult your own tax advisor regarding your possible entitlement to benefits under an applicable income tax treaty.
Sale, Exchange or Other Taxable Disposition of Common Stock
Subject to the discussions below under “—U.S. Trade or Business Income,” “—Information Reporting and Backup Withholding” and “—FATCA,” you generally will not be subject to U.S. federal income or withholding tax in respect of any gain on a sale, exchange or other taxable disposition of our common stock unless:
•
the gain is effectively connected with your conduct of a U.S. trade or business, in which case, such gain will be taxed as described in “—U.S. Trade or Business Income” below (and, if required by an applicable income tax treaty, you maintain a permanent establishment in the U.S. to which such gain is attributable);

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you are an individual who is present in the United States for 183 or more days in the taxable year of the disposition and certain other conditions are met; or

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our common stock constitutes a U.S. real property interest (a “USRPI”) by reason of our status as a “United States real property holding corporation” (a “USRPHC”) under Section 897 of the Code at any time during the shorter of the five-year period ending on the date of the disposition and your holding period for the common stock that is the subject of such disposition (the “Applicable Period”), in which case, subject to the exception set forth below, such gain will be subject to U.S. federal income tax.

Gain described in the first bullet point above generally will be subject to U.S. federal income tax on a net basis at regular U.S. federal income tax rates in the same manner as a U.S. person. A Non-U.S. Holder that is a corporation also may be subject to a branch profits tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty) on its effectively connected earnings and profits (as adjusted for certain items), which will generally include such effectively connected gain.

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Pursuant to 17 C.F.R. Section 200.83
If you are described in the second bullet point above, you will be subject to U.S. federal income tax at a rate of 30% (or a reduced rate under an applicable income tax treaty) on the amount by which certain capital gains allocable to U.S. sources exceed certain capital losses allocable to U.S. sources, provided you have timely filed your U.S. federal income tax return with respect to such losses.
With respect to the third bullet point above, in general, a corporation is a USRPHC if the fair market value of its “United States real property interests” equals or exceeds 50% of the sum of the fair market value of its worldwide real property interests and its other assets used or held for use in a trade or business. We believe we are not currently, and, based on current information available to us, we do not anticipate becoming in the future, a USRPHC, though the determination of whether we are or will be treated as a USRPHC is highly fact-dependent and no assurances can be provided with respect to our present or future status. In the event that we are determined to be a USRPHC, gain arising from the sale, exchange or other taxable disposition of our common stock by a Non-U.S. Holder will, nonetheless, not be subject to U.S. federal income tax if our common stock is regularly traded on an established securities market (within the meaning of applicable U.S. Treasury regulations) and you owned (directly and indirectly, taking into account certain constructive ownership rules) 5% or less of our common stock at all times during the Applicable Period. If the exceptions above do not apply, you will generally be subject to U.S. federal income tax on a net basis at regular U.S. federal income tax rates in the same manner as a U.S. person on the sale, exchange or other disposition of our common stock, and withholding taxes at a 15% rate may apply.
U.S. Trade or Business Income
Generally, dividend income and gain on the sale, exchange or other taxable disposition of our common stock that is effectively connected with your conduct of a U.S. trade or business (or, if you are eligible for the benefits on an applicable income tax treaty and such treaty requires that such dividends or gain is attributable to a permanent establishment (or, if you are an individual, a fixed base) that you maintain in the United States) is not subject to U.S. federal withholding tax (provided that you comply with applicable certification and disclosure requirements, including providing a properly executed IRS Form W-8ECI (or successor form)), but will instead generally be subject to U.S. federal income tax on a net basis at regular U.S. federal income tax rates in the same manner as a U.S. person. If you are a corporation, such dividends and gain may also be subject to a “branch profits tax” at a 30% rate (or at a lower rate specified by an applicable income tax treaty).
Information Reporting and Backup Withholding
Information returns are required to be filed with the IRS in connection with payments of dividends on our common stock. Copies of these information returns may also be made available under the provisions of a specific treaty or agreement to the tax authorities of the country in which a Non-U.S. Holder resides or is established. Under certain circumstances, the Code imposes a backup withholding obligation on certain reportable payments. Dividends paid to you will generally be exempt from backup withholding if you certify your non-U.S. status by providing a properly executed IRS Form W-8BEN, Form W-8BEN-E or Form W-8ECI, as applicable (or, in each case, a successor form) or otherwise establish an exemption and the applicable withholding agent does not have actual knowledge or reason to know that you are a U.S. person or that the conditions of such other exemption are not, in fact, satisfied.
The payment of the proceeds from the disposition of our common stock to or through the U.S. office of any broker (U.S. or non-U.S.) will be subject to information reporting and possible backup withholding unless you certify as to your non-U.S. status under penalties of perjury by providing the certification described above to the broker or otherwise establish an exemption, and the broker does not have actual knowledge or reason to know that you are a U.S. person or that the conditions of any other exemption are not, in fact, satisfied. The payment of proceeds from the disposition of our common stock to or through a non-U.S. office of a non-U.S. broker will not be subject to information reporting or backup withholding unless the non-U.S. broker has certain types of relationships with the United States (a “U.S. related financial intermediary”). In the case of the payment of proceeds from the disposition of our common stock to or through a non-U.S. office of a broker that is either a U.S. person or a U.S. related financial intermediary, the U.S. Treasury regulations require information reporting (but not backup withholding) on the payment unless the broker has documentary evidence in its files, such as the certifications described above, that the Non-U.S. Holder is not a

Confidential Treatment Requested by the Registrant
Pursuant to 17 C.F.R. Section 200.83
U.S. person and the broker has no knowledge to the contrary. You should consult your tax advisor on the application of information reporting and backup withholding in light of your particular circumstances.
Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules from a payment to you will be refunded or credited against your U.S. federal income tax liability, if any, provided that the required information is timely furnished to the IRS.
FATCA
Pursuant to Section 1471 through 1474 of the Code, commonly referred to as the Foreign Account Tax Compliance Act (“FATCA”), foreign financial institutions (which include most foreign hedge funds, private equity funds, mutual funds, and other investment vehicles) and certain other foreign entities that do not otherwise qualify for an exemption must comply with information reporting rules with respect to their U.S. account holders and investors or be subject to a withholding tax on U.S. source payments made to them (whether received as a beneficial owner or as an intermediary for another party).
More specifically, a 30% withholding tax may be imposed on dividends on, or (subject to the proposed U.S. Treasury regulations discussed below) gross proceeds from the sale or other disposition of, our common stock paid to a “foreign financial institution” or a “non-financial foreign entity” (each as defined in the Code), unless (i) in the case of a foreign financial institution, certain diligence and reporting obligations are undertaken, (ii) in the case of a non-financial foreign entity, the non-financial foreign entity either certifies it does not have any “substantial United States owners” (as defined in the Code) or furnishes identifying information regarding each of its direct and indirect substantial United States owners, or (iii) the foreign financial institution or non-financial foreign entity otherwise qualifies for an exemption from these rules. Foreign financial institutions located in jurisdictions that have an intergovernmental agreement with the United States governing FATCA may be subject to different rules.
FATCA currently applies to payments of dividends made in respect of our common stock. Proposed U.S. Treasury regulations, the preamble to which states that they can be relied upon until final regulations are issued, exempt from FATCA gross proceeds on dispositions of stock. To avoid withholding on dividends, Non-U.S. Holders may be required to provide the applicable withholding agent with applicable tax forms or other information. Prospective Non-U.S. Holders should consult their own tax advisors regarding the effect, if any, of the FATCA provisions to them based on their particular circumstances.

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UNDERWRITING (CONFLICTS OF INTEREST)
Under the terms and subject to the conditions in an underwriting agreement dated the date of this prospectus, the underwriters named below, for whom Morgan Stanley & Co. LLC and TD Securities (USA) LLC are acting as representatives, have severally agreed to purchase, and we have agreed to sell to them, severally, the number of shares indicated below:
Name	Number of Shares
Morgan Stanley & Co. LLC
TD Securities (USA) LLC

Total:
The underwriters and the representatives are collectively referred to as the “underwriters” and the “representatives,” respectively. The underwriters are offering the shares of common stock subject to their acceptance of the shares from us and subject to prior sale. The underwriting agreement provides that the obligations of the several underwriters to pay for and accept delivery of the shares of common stock offered by this prospectus are subject to the approval of certain legal matters by their counsel and to certain other conditions. The underwriters are obligated to take and pay for all of the shares of common stock offered by this prospectus if any such shares are taken. However, the underwriters are not required to take or pay for the shares covered by the underwriters’ over-allotment option described below.
The underwriters initially propose to offer part of the shares of common stock directly to the public at the offering price listed on the cover page of this prospectus and part to certain dealers at a price that represents a concession not in excess of $      per share under the initial public offering price. After the initial offering of the shares of common stock, the offering price and other selling terms may from time to time be varied by the representatives.
We have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to      additional shares of common stock at the initial public offering price listed on the cover page of this prospectus, less underwriting discounts and commissions. The underwriters may exercise this option solely for the purpose of covering over-allotments, if any, made in connection with the offering of the shares of common stock offered by this prospectus. To the extent the option is exercised, each underwriter will become obligated, subject to certain conditions, to purchase about the same percentage of the additional shares of common stock as the number listed next to the underwriter’s name in the preceding table bears to the total number of shares of common stock listed next to the names of all underwriters in the preceding table.
The following table shows the per share and total initial public offering price, underwriting discounts and commissions, and proceeds before expenses to us. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase up to an additional      shares of common stock.
	Per Share	Total
		No Exercise	Full Exercise
Initial public offering price	$	$	$
Underwriting discounts and commissions	$	$	$
Proceeds, before expenses, to us	$	$	$
The estimated offering expenses payable by us, exclusive of the underwriting discounts and commissions, are approximately $     . We have agreed to reimburse the underwriters for expenses relating to clearance of this offering with the Financial Industry Regulatory Authority up to $     .
The underwriters have informed us that they do not intend sales to discretionary accounts to exceed 5% of the total number of shares of common stock offered by them. Our common stock will be listed on the New York Stock Exchange under the trading symbol “CSQR”.
We and all directors and officers and the holders of all of our outstanding stock and stock options have agreed, subject to certain exceptions, that, without the prior written consent of the representatives on behalf

Confidential Treatment Requested by the Registrant
Pursuant to 17 C.F.R. Section 200.83
of the underwriters, we and they will not, and will not publicly disclose an intention to, during the period ending 180 days after the date of this prospectus (the “restricted period”):
•
offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, any shares of common stock or any securities convertible into or exercisable or exchangeable for shares of common stock;

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file any registration statement with the Securities and Exchange Commission relating to the offering of any shares of common stock or any securities convertible into or exercisable or exchangeable for common stock; or

•
enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the common stock or any securities convertible into or exchangeable for common stock.

whether any such transaction described above is to be settled by delivery of common stock or such other securities, in cash or otherwise. In addition, we and each such person agrees that, without the prior written consent of the representatives on behalf of the underwriters, we or such other person will not, during the restricted period, make any demand for, or exercise any right with respect to, the registration of any shares of common stock or any security convertible into or exercisable or exchangeable for common stock.
The representatives, in their sole discretion, may release the common stock and other securities subject to the lock-up agreements described above in whole or in part at any time.
In order to facilitate the offering of the common stock, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the common stock. Specifically, the underwriters may sell more shares than they are obligated to purchase under the underwriting agreement, creating a short position. A short sale is covered if the short position is no greater than the number of shares available for purchase by the underwriters under the over-allotment option. The underwriters can close out a covered short sale by exercising the over-allotment option or purchasing shares in the open market. In determining the source of shares to close out a covered short sale, the underwriters will consider, among other things, the open market price of shares compared to the price available under the over-allotment option. The underwriters may also sell shares in excess of the over-allotment option, creating a naked short position. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in this offering. As an additional means of facilitating this offering, the underwriters may bid for, and purchase, shares of common stock in the open market to stabilize the price of the common stock. These activities may raise or maintain the market price of the common stock above independent market levels or prevent or retard a decline in the market price of the common stock. The underwriters are not required to engage in these activities and may end any of these activities at any time.
We and the underwriters have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act.
A prospectus in electronic format may be made available on websites maintained by one or more underwriters, or selling group members, if any, participating in this offering. The representatives may agree to allocate a number of shares of common stock to underwriters for sale to their online brokerage account holders. Internet distributions will be allocated by the representatives to underwriters that may make Internet distributions on the same basis as other allocations.
The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. Certain of the underwriters and their respective affiliates have, from time to time, performed, and may in the future perform, various financial advisory and investment banking services for us, for which they received or will receive customary fees and expenses.

Confidential Treatment Requested by the Registrant
Pursuant to 17 C.F.R. Section 200.83
In addition, in the ordinary course of their various business activities, the underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers and may at any time hold long and short positions in such securities and instruments. Such investment and securities activities may involve our securities and instruments. The underwriters and their respective affiliates may also make investment recommendations or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long or short positions in such securities and instruments.
Conflict of Interest
Certain affiliates of Morgan Stanley & Co. LLC and TD Securities (USA) LLC are lenders under our Revolving Credit Facility, and certain affiliates of TD Securities (USA) LLC are holders of, or otherwise have economic interests in, certain series of our 2024 ABS Notes. As a result, such affiliates will receive a portion of the net proceeds of this offering through the repayment of such indebtedness.
Pricing of the Offering
Prior to this offering, there has been no public market for our common stock. The initial public offering price was determined by negotiations between us and the representatives. Among the factors considered in determining the initial public offering price were our future prospects and those of our industry in general, our sales, earnings and certain other financial and operating information in recent periods, and the price-earnings ratios, price-sales ratios, market prices of securities, and certain financial and operating information of companies engaged in activities similar to ours.
Directed Share Program
At our request, the underwriters have reserved    % of the shares of common stock to be issued by us and offered by this prospectus for sale, at the initial public offering price, to certain individuals identified by our executive team and certain other individuals affiliated with us through a directed share program administered by and its affiliates. The number of shares of our common stock available for sale to the general public will be reduced to the extent these individuals purchase such reserved shares. Any reserved shares that are not so purchased will be offered by the underwriters to the general public on the same basis as the other shares offered by this prospectus. Morgan Stanley & Co. LLC will administer our directed share program. Any shares sold under the directed share program, other than to our directors, officers, and existing significant stockholders, who are subject to the lock-up restrictions described above, will not be subject to the terms of any lock-up agreement. We have agreed to indemnify Morgan Stanley & Co. LLC in connection with the directed share program, including for the failure of any participant to pay for its shares. Other than the underwriting discount described on the front cover of this prospectus, the underwriters will not be entitled to any commission with respect to shares of stock sold pursuant to the directed share program.
Selling Restrictions
Notice to prospective investors in European Economic Area
In relation to each Member State of the European Economic Area (each a “Relevant State”), no shares have been offered or will be offered pursuant to the offering to the public in that Relevant State prior to the publication of a prospectus in relation to the shares which has been approved by the competent authority in that Relevant State or, where appropriate, approved in another Relevant State and notified to the competent authority in that Relevant State, all in accordance with the Prospectus Regulation, except that the shares may be offered to the public in that Relevant State at any time:
(a)
to any qualified investor as defined under Article 2 of the Prospectus Regulation;

(b)
to fewer than 150 natural or legal persons (other than qualified investors as defined under Article 2 of the Prospectus Regulation), subject to obtaining the prior consent of the representatives for any such offer; or

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(c)
in any other circumstances falling within Article 1(4) of the Prospectus Regulation,

provided that no such offer of shares shall require us or any underwriter to publish a prospectus pursuant to Article 3 of the Prospectus Regulation, supplement a prospectus pursuant to Article 23 of the Prospectus Regulation or publish an Annex IX document pursuant to Article 1(4) of the Prospectus Regulation.
For the purposes of this provision, the expression an “offer to the public” in relation to the shares in any Relevant State means the communication in any form and by any means of sufficient information on the terms of the offer and any shares to be offered so as to enable an investor to decide to purchase any shares, and the expression “Prospectus Regulation” means Regulation (EU) 2017/1129.
Notice to prospective investors in United Kingdom
No shares have been offered or will be offered pursuant to the offering to the public in the United Kingdom except that the shares may be offered to the public in the United Kingdom at any time:
(a)
where the offer is conditional on the admission of the shares to trading on the London Stock Exchange plc’s main market (in reliance on the exception in paragraph 6(a) of Schedule 1 of the POATR);

(b)
to any qualified investor as defined under paragraph 15 of Schedule 1 of the POATR;

(c)
to fewer than 150 persons (other than qualified investors as defined under paragraph 15 of Schedule 1 of the POATR), subject to obtaining the prior consent of the representatives for any such offer; or

(d)
in any other circumstances falling within Part 1 of Schedule 1 of the POATR.

For the purposes of this provision, the expression an “offer to the public” in relation to the shares in the United Kingdom means the communication to any person which presents sufficient information on: (a) the shares to be offered; and (b) the terms on which they are to be offered, to enable an investor to decide to buy or subscribe for the shares and the expressions “POATR” means the Public Offers and Admissions to Trading Regulations 2024.
Notice to prospective investors in Canada
The shares of our common stock may be sold only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the shares of our common stock must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.
Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.
Pursuant to section 3A.3 of National Instrument 33-105 Underwriting Conflicts (“NI 33-105”), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.
Notice to prospective investors in Switzerland
This prospectus does not constitute an offer to the public or a solicitation to purchase or invest in any shares of our common stock. No shares of our common stock have been offered or will be offered to the public in Switzerland, except that offers of shares of our common stock may be made to the public in Switzerland at any time under the following exemptions under the Swiss Financial Services Act (“FinSA”):
1.
to any person which is a professional client as defined under the FinSA;

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Pursuant to 17 C.F.R. Section 200.83
2.
to fewer than 500 persons (other than professional clients as defined under the FinSA), subject to obtaining the prior consent of the representatives of the underwriters for any such offer; or

3.
in any other circumstances falling within Article 36 FinSA in connection with Article 44 of the Swiss Financial Services Ordinance, provided that no such offer of shares shall require us or any investment bank to publish a prospectus pursuant to Article 35 FinSA.

The shares of our common stock have not been and will not be listed or admitted to trading on a trading venue in Switzerland.
Neither this document nor any other offering or marketing material relating to the shares of our common stock constitutes a prospectus as such term is understood pursuant to the FinSA and neither this document nor any other offering or marketing material relating to the shares of our common stock may be publicly distributed or otherwise made publicly available in Switzerland.
Notice to prospective investors in Japan
The shares of our common stock have not been and will not be registered pursuant to Article 4, Paragraph 1 of the Financial Instruments and Exchange Act. Accordingly, none of the shares of our common stock nor any interest therein may be offered or sold, directly or indirectly, in Japan or to, or for the benefit of, any “resident” of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to or for the benefit of a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Financial Instruments and Exchange Act and any other applicable laws, regulations and ministerial guidelines of Japan in effect at the relevant time.
Notice to prospective investors in Hong Kong
The shares of our common stock have not been offered or sold and will not be offered or sold in Hong Kong, by means of any document, other than (i) to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571 of the Laws of Hong Kong) (the “SFO”) of Hong Kong and any rules made thereunder; or (ii) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap. 32) of Hong Kong (the “CO”) or which do not constitute an offer to the public within the meaning of the CO. No advertisement, invitation, or document relating to the shares of our common stock has been or may be issued or has been or may be in the possession of any person for the purposes of issue, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to shares of our common stock which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” as defined in the SFO and any rules made thereunder.
Notice to prospective investors in Singapore
Each underwriter has acknowledged that this prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, each underwriter has represented and agreed that it has not offered or sold any shares of our common stock or caused such shares to be made the subject of an invitation for subscription or purchase and will not offer or sell any shares of our common stock or cause such shares to be made the subject of an invitation for subscription or purchase, and has not circulated or distributed, nor will it circulate or distribute, this prospectus or any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares of our common stock, whether directly or indirectly, to any person in Singapore other than:
1.
to an institutional investor (as defined in Section 4A of the Securities and Futures Act (Chapter 289) of Singapore, as modified or amended from time to time (the “SFA”)) pursuant to Section 274 of the SFA;

2.
to a relevant person (as defined in Section 275(2) of the SFA) pursuant to Section 275(1) of the SFA, or any person pursuant to Section 275(1A) of the SFA, and in accordance with the conditions specified in Section 275 of the SFA; or

Confidential Treatment Requested by the Registrant
Pursuant to 17 C.F.R. Section 200.83
3.
otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the shares of our common stock are subscribed or purchased under Section 275 of the SFA by a relevant person which is:
1.
a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

2.
a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor, securities or securities-based derivatives contracts (each term as defined in Section 2(1) of the SFA) of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the shares pursuant to an offer made under Section 275 of the SFA except:

1.
to an institutional investor or to a relevant person, or to any person arising from an offer referred to in Section 275(1A) or Section 276(4)(c)(ii) of the SFA;

2.
where no consideration is or will be given for the transfer;

3.
where the transfer is by operation of law;

4.
as specified in Section 276(7) of the SFA; or

5.
as specified in Regulation 37A of the Securities and Futures (Offers of Investments) (Securities and Securities-based Derivatives Contracts) Regulations 2018. Singapore

SFA Product Classification—In connection with Section 309B of the SFA and the CMP Regulations 2018, unless otherwise specified before an offer of shares of our common stock, we have determined, and hereby notify all relevant persons (as defined in Section 309A(1) of the SFA), that the shares of common stock are “prescribed capital markets products” (as defined in the CMP Regulations 2018) and Excluded Investment Products (as defined in MAS Notice SFA 04-N12: Notice on the Sale of Investment Products and MAS Notice FAA-N16: Notice on Recommendations on Investment Products).

Confidential Treatment Requested by the Registrant
Pursuant to 17 C.F.R. Section 200.83
LEGAL MATTERS
The validity of the shares of common stock offered hereby will be passed upon for us by Paul, Weiss, Rifkind, Wharton & Garrison LLP, New York, New York. Certain legal matters related to this offering will be passed upon for the underwriters by Latham & Watkins LLP, New York, New York.

Confidential Treatment Requested by the Registrant
Pursuant to 17 C.F.R. Section 200.83
EXPERTS
The financial statements of BIF III US Aggregator (Delaware) LLC as of December 31, 2025 and 2024, and for each of the three years in the period ended December 31, 2025, included in this prospectus, have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report. Such financial statements are included in reliance upon the report of such firm given their authority as experts in accounting and auditing.

Confidential Treatment Requested by the Registrant
Pursuant to 17 C.F.R. Section 200.83
WHERE YOU CAN FIND MORE INFORMATION
We have filed with the SEC a registration statement on Form S-1 with respect to the common stock being sold in this offering. This prospectus constitutes a part of that registration statement. This prospectus does not contain all the information set forth in the registration statement and the exhibits and schedules to the registration statement, because some parts have been omitted in accordance with the rules and regulations of the SEC. For further information with respect to us and our common stock being sold in this offering, you should refer to the registration statement and the exhibits and schedules filed as part of the registration statement. Statements contained in this prospectus regarding the contents of any agreement, contract or other document referred to herein are not necessarily complete; reference is made in each instance to the copy of the contract or document filed as an exhibit to the registration statement. Each statement is qualified by reference to the exhibit.
The SEC maintains an Internet site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC. The SEC’s website address is www.sec.gov.
After we have completed this offering, we will file annual, quarterly and current reports, proxy statements and other information with the SEC. We intend to make these filings available on our website (www.csquare.com) once this offering is completed. Our website and the information contained on, or that can be accessed through, our website will not be deemed to be incorporated by reference in, and are not considered part of, this prospectus. You should not rely on our website or any such information in making your decision whether to purchase shares of our common stock. You can also request copies of these documents, for a copying fee, by writing to the SEC, or you can review these documents on the SEC’s website, as described above. In addition, we will provide electronic or paper copies of our filings free of charge upon request.

Confidential Treatment Requested by the Registrant
Pursuant to 17 C.F.R. Section 200.83

Confidential Treatment Requested by the Registrant
Pursuant to 17 C.F.R. Section 200.83
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Member and the Board of Directors of BIF III US Aggregator (Delaware) LLC
Opinion on the Financial Statements
We have audited the accompanying consolidated balance sheets of BIF III US Aggregator (Delaware) LLC and subsidiaries (the “Company”) as of December 31, 2025 and 2024, the related consolidated statements of operations, comprehensive income (loss), member’s equity, and cash flows, for each of the three years in the period ended December 31, 2025, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.
Basis for Opinion
These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.
Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.
Critical Audit Matters
The critical audit matters communicated below are matters arising from the current-period audit of the financial statements that were communicated or required to be communicated to the audit committee and that (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.
2025 Portfolio Acquisition- Refer to Note 3 to the financial statements
Critical Audit Matter Description
The Company completed the acquisition of the operations of ten data centers located in the United States and Canada that provide retail colocation services for a total purchase price of $202.5 million on October 1, 2025. The Company accounted for the acquisition under the acquisition method of accounting for business combinations. Accordingly, the purchase price was allocated to the assets acquired and liabilities assumed based on their respective fair values, including property and equipment of $789.2 million. Management

Confidential Treatment Requested by the Registrant
Pursuant to 17 C.F.R. Section 200.83
estimated the fair value of property and equipment using accepted valuation techniques. The fair value determination of the property and equipment required management to make significant estimates and assumptions.
We identified the property and equipment for the 2025 Portfolio acquisition as a critical audit matter because of the significant estimates and assumptions management makes to fair value these assets. This required a high degree of auditor judgment and an increased extent of effort, including the need to involve our fair value specialists, when performing audit procedures to evaluate the reasonableness of management’s assumptions.
How the Critical Audit Matter Was Addressed in the Audit
Our audit procedures related to the valuation of the property and equipment included the following, among others:
•
We tested the design and implementation of management’s controls over the valuation of acquired property and equipment and the review of the work of management’s third-party specialists.

•
We tested the completeness and accuracy of underlying data used in the valuation, including reconciling selected items to source records.

•
With the assistance of our fair value specialists, we selected a sample of property and equipment assets and evaluated management’s valuation of the assets by comparing management’s fair value conclusions to those determined using accepted valuation techniques in accordance with generally accepted valuation practices for similar assets.

Revenues—Refer to Note 4 to the financial statements
Critical Audit Matter Description
The Company’s total revenues for the year ended December 31, 2025 were $987.0 million, of which a majority relates to $741.8 million of colocation revenue and $105.6 million of interconnection revenue. Colocation and interconnection revenues are recurring revenue streams that are generally billed monthly and recognized ratably over the term of the contract. Revenues are recognized when services are provided to the Company’s customers, in an amount that reflects the consideration management expects to be entitled to in exchange for the services.
We identified revenues as a critical audit matter because of the significant degree of auditor effort involved and the degree of auditor judgement in evaluating the contractual terms and determining the appropriate timing of revenue recognition.
How the Critical Audit Matter Was Addressed in the Audit
Our audit procedures related to the Company’s revenue transactions included the following, among others:
•
We tested the design and implementation of internal controls within the relevant revenue business processes.

•
We analyzed the population of revenue transactions to evaluate trends in the revenue data.

•
For a sample of revenue transactions, we performed detail transaction testing by agreeing the amounts recognized to source documents, including those that evidence existence of an arrangement, and tested the mathematical accuracy of the recorded revenue.

/s/ Deloitte & Touche LLP
Miami, Florida
March 30, 2026
We have served as the Company’s auditor since 2025.

Confidential Treatment Requested by the Registrant
Pursuant to 17 C.F.R. Section 200.83
BIF III US Aggregator (Delaware) LLC
Consolidated Balance Sheets
(in thousands)
	As of December 31,
	2025	2024
Assets
Current assets:
Cash and cash equivalents	$140,159	$77,935
Restricted cash	263,257	42,652
Due from related parties	144,451	5,532
Accounts receivable, net of allowance for expected credit losses of $2,643 and $4,366 as of December 31, 2025 and 2024, respectively	90,708	112,473
Prepaid assets	7,013	12,296
Other current assets	73,307	32,155
Total current assets	718,895	283,043
Property and equipment, net	3,951,089	2,766,140
Right-of-use assets	355,237	588,141
Goodwill	541,493	404,893
Intangible assets, net	436,299	425,329
Other assets	91,410	63,164
Total assets	$6,094,423	$4,530,710
Liabilities and member’s (deficit) equity
Current liabilities:
Accounts payable	$34,477	$29,935
Accrued expenses	128,606	151,886
Due to related parties	—	3,334
Contract liabilities, current	96,358	104,425
Current portion of long-term debt, net of deferred financing costs	—	25,136
Operating lease liabilities, current	41,755	41,850
Finance lease liabilities, current	15,020	19,507
Total current liabilities	316,216	376,073
Contract liabilities, net of current portion	122,762	76,949
Long-term debt, net of deferred financing costs	4,755,553	2,185,747
Operating lease liabilities, net of current portion	391,577	560,062
Finance lease liabilities, net of current portion	428,364	435,257
Deferred tax liabilities	165,600	86,651
Other liabilities, non-current	41,097	31,547
Total liabilities	$6,221,169	$3,752,286
Commitments and contingencies (Note 14)
Member’s (deficit) equity:
Member’s interest, 484,000 common units authorized, issued and outstanding as of December 31, 2025 and December 31, 2024	1,094,620	1,092,299
Accumulated deficit	(1,225,641)	(320,736)
Accumulated other comprehensive income	4,275	6,861
Total member’s (deficit) equity	(126,746)	778,424
Total liabilities and member’s (deficit) equity	$6,094,423	$4,530,710
The accompanying notes are an integral part of these consolidated financial statements.

Confidential Treatment Requested by the Registrant
Pursuant to 17 C.F.R. Section 200.83
BIF III US Aggregator (Delaware) LLC
Consolidated Statements of Operations
(in thousands, except per unit data)
	Years Ended December 31,
	2025	2024	2023
Revenues	$986,980	$907,551	$198,260
Costs and operating expenses:
Cost of revenues, excluding depreciation and amortization	509,249	516,500	140,058
Selling, marketing, general and administrative	87,724	102,326	40,143
Depreciation and amortization	271,916	259,575	50,423
Transaction and other costs	17,710	69,375	8,873
Total costs and operating expenses	886,599	947,776	239,497
Income (loss) from operations	100,381	(40,225)	(41,237)
Interest expense	(241,165)	(185,614)	(46,170)
(Loss) gain on extinguishment of debt	(7,114)	(14,934)	9,782
Bargain purchase gain	—	544,097	—
Other income (loss), net	9,479	10,678	(1,039)
(Loss) income before income taxes	(138,419)	314,002	(78,664)
Income tax benefit (expense)	18,515	144,539	(1,032)
Net (loss) income	$(119,904)	$458,541	$(79,696)
Net (loss) income per unit:
Basic and diluted	$(0.25)	$0.95	$(0.16)
Weighted average common units outstanding:
Basic and diluted	484,000	484,000	484,000
The accompanying notes are an integral part of these consolidated financial statements.

Confidential Treatment Requested by the Registrant
Pursuant to 17 C.F.R. Section 200.83
BIF III US Aggregator (Delaware) LLC
Consolidated Statements of Comprehensive (Loss) Income
(in thousands)
	Years Ended December 31,
	2025	2024	2023
Net (loss) income	$(119,904)	$458,541	$(79,696)
Other comprehensive income (loss), net of tax:
Foreign currency translation adjustment (“CTA”)	18,349	(6,903)	(1,487)
Unrealized loss on cash flow hedges, net of tax effects of $1,013, ($818) and ($0)	(21,205)	(17,056)	(5,137)
Net income (loss) on defined benefit plans, net of tax effects of ($18), ($89) and $0	270	(1,852)	(726)
Total other comprehensive loss, net of tax	(2,586)	(25,811)	(7,350)
Comprehensive (loss) income, net of tax	$(122,490)	$432,730	$(87,046)
The accompanying notes are an integral part of these consolidated financial statements.

Confidential Treatment Requested by the Registrant
Pursuant to 17 C.F.R. Section 200.83
BIF III US Aggregator (Delaware) LLC
Consolidated Statements of Member’s Equity (DEFICIT)
(in thousands, except unit data)
	Member’s Interest		Accumulated deficit	Accumulated Other Comprehensive Income	Total Member’s Equity (Deficit)	Non-controlling Interest	Total Equity (Deficit)
	Units	Amount
Balance as of December 31, 2022	484,000,000	$953,724	$(598,964)	$40,022	$394,782	$7,849	$402,631
Net loss	—	—	(79,696)	—	(79,696)	—	(79,696)
Contributions from member	—	131,160	—	—	131,160	—	131,160
Other comprehensive loss	—	—	—	(7,350)	(7,350)	—	(7,350)
Balance as of December 31, 2023	484,000,000	1,084,884	(678,660)	32,672	438,896	7,849	446,745
Net income	—	—	458,541	—	458,541	—	458,541
Contributions from member	—	8,666	—	—	8,666	—	8,666
Distribution of assets to member	—	—	(100,617)	—	(100,617)	—	(100,617)
Purchase of non-controlling interest	—	(1,251)	—	—	(1,251)	(7,849)	(9,100)
Other comprehensive loss	—	—	—	(25,811)	(25,811)	—	(25,811)
Balance as of December 31, 2024	484,000,000	1,092,299	(320,736)	6,861	778,424	—	778,424
Net loss	—	—	(119,904)	—	(119,904)	—	(119,904)
Contributions from member	—	2,321	—	—	2,321	—	2,321
Distribution of assets to member	—	—	(785,001)	—	(785,001)	—	(785,001)
Other comprehensive loss	—	—	—	(2,586)	(2,586)	—	(2,586)
Balance as of December 31, 2025	484,000,000	$1,094,620	$(1,225,641)	$4,275	$(126,746)	$—	$(126,746)
The accompanying notes are an integral part of these consolidated financial statements.

Confidential Treatment Requested by the Registrant
Pursuant to 17 C.F.R. Section 200.83
BIF III US Aggregator (Delaware) LLC
Consolidated Statements of Cash Flows
(in thousands)
	Years Ended December 31,
	2025	2024	2023
Operating activities
Net (loss) income	$(119,904)	$458,541	$(79,696)
Adjustments to reconcile net (loss) income to net cash provided by (used in) operating activities:
Depreciation and amortization	271,916	259,575	50,423
Amortization of deferred financing costs	29,012	23,939	3,044
(Gain) loss on hedge termination	(121)	(33,691)	3,172
Net periodic pension and OPEB (benefit) cost	1,953	(1,594)	(182)
Loss (gain) on extinguishment of debt	7,114	14,934	(9,782)
Bargain purchase gain	—	(544,097)	—
Deferred income tax (benefit) loss	(19,748)	(145,765)	871
(Gain) Loss on modification of leases	(51)	1,648	(20,360)
Other operating activities	(1,630)	(1,012)	(219)
Changes in operating assets and liabilities:
Accounts receivable	39,343	(23,696)	2,066
Prepaid and other current assets	(6,797)	8,917	1,265
Operating lease right-of-use assets	49,607	61,730	11,488
Due to related parties	36	(4,926)	541
Other assets	(38,387)	(114)	(8,084)
Accounts payable and accrued liabilities	(46,071)	43,872	(2,716)
Other long-term liabilities	43,191	2,698	14,235
Operating lease liabilities	(37,479)	(39,991)	(22,327)
Net cash provided by (used in) operating activities	171,984	80,968	(56,261)
Investing activities
Purchase of property and equipment	(244,832)	(188,414)	(83,018)
Purchase of previously leased property	(300,599)	(679,000)	—
Proceeds from the disposal of property and equipment	—	6,032	—
Loans and deposits to related party	(142,288)	—	—
Business acquisitions, net of cash acquired	(183,800)	(495,250)	—
Deposits for acquisitions	—	—	(101,147)
Net cash used in investing activities	(871,519)	(1,356,632)	(184,165)
Financing activities
Borrowings on long-term debt, net of discount	2,756,353	2,831,669	—
Repayments on long-term debt	(1,463,640)	(1,223,162)	(4,313)
Borrowings on revolving credit facility	1,039,000	163,131	262,591
Repayments on revolving credit facility	(477,900)	(212,497)	(4,841)
Repayment of finance lease liabilities	(16,132)	(12,424)	—
Distributions to member	(785,001)	(100,617)	—
Contributions from member	2,321	8,118	6,557

Confidential Treatment Requested by the Registrant
Pursuant to 17 C.F.R. Section 200.83
BIF III US Aggregator (Delaware) LLC
Consolidated Statements of Cash Flows (Continued)
(in thousands)
	Years Ended December 31,
	2025	2024	2023
Cash paid to purchase non-controlling interest	—	(9,100)	—
Payment of debt financing cost	(66,631)	(74,098)	—
Debt buyback settlement	—	—	(23,703)
Net cash provided by financing activities	988,370	1,371,020	236,291
Effect of foreign currency exchange rates on cash, cash equivalents and restricted cash	(6,006)	(1,646)	(46)
Cash, cash equivalents and restricted cash
Net change in cash, cash equivalents and restricted cash	282,829	93,710	(4,181)
Balance, beginning of year	120,587	26,877	31,058
Balance, end of year	$403,416	$120,587	$26,877
Reconciliation of cash and cash equivalents and restricted cash to the consolidated balance sheets
Cash and cash equivalents	$140,159	$77,935	$24,491
Restricted cash	263,257	42,652	2,386
Total cash and cash equivalents and restricted cash	$403,416	$120,587	$26,877
Supplemental disclosure of cash flow information:
Taxes paid (received)	$2,035	$(99)	$360
Interest paid	$178,555	$153,751	$39,690
Supplemental disclosure of non-cash financing activities:
Operating lease right-of-use asset acquired through lease liabilities	$1,792	$472,961	$—
Finance lease right-of-use asset acquired through lease liabilities	$56,972	$787,195	$—
Contributions from member	$—	$548	$124,603
The accompanying notes are an integral part of these consolidated financial statements.

Confidential Treatment Requested by the Registrant
Pursuant to 17 C.F.R. Section 200.83
BIF III US Aggregator (Delaware) LLC
Notes to the Consolidated Financial Statements
1. Organization and Description of Business
BIF III US Aggregator (Delaware) LLC (collectively with its consolidated subsidiaries referred to as “Csquare”, or the “Company”, or “we”) was formed as a Delaware limited liability company in 2018. The Company commenced operations on January 1, 2019 and is headquartered in Coppell, Texas. The Company is a wholly owned subsidiary of Dawn Topco L.P. (“Parent”), which is majority-owned by investment funds managed by Brookfield Corporation.
The Company is a leading enterprise digital infrastructure platform, owning and operating a geographically diverse portfolio of highly engineered, carrier-neutral data centers located primarily in 21 of the largest population centers across the United States, Canada and the United Kingdom. The Company provides carrier-neutral colocation and interconnection services that provide infrastructure, including secure space, redundant power, advanced cooling systems, physical security, and interconnection capabilities, enabling customers to deploy and operate critical IT and network infrastructure. The Company’s facilities support enterprise, network, cloud, and technology customers, providing long-duration, and availability-sensitive workloads.
On January 12, 2024 and October 1, 2025, the Company acquired two distinct, substantial data center portfolios, which significantly expanded the Company’s data center footprint, enhanced connectivity and service capabilities, broadened its customer base, and secured key real estate assets to support future growth. Refer to Note 3—Business Combinations for further information.
2. Summary of Significant Accounting Policies
Basis of Presentation and Consolidation—The accompanying consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States of America (“U.S. GAAP”) and are presented in our reporting currency, the U.S. dollar. The consolidated financial statements include the accounts of the Company and its wholly and majority-owned subsidiaries. All intercompany balances and transactions have been eliminated in consolidation.
Use of Estimates—The accompanying consolidated financial statements are presented in accordance with U.S. GAAP, which requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ from these estimates and assumptions. On an ongoing basis, the Company evaluates its estimates, including, but not limited to, those related to the allowance for expected credit losses, useful lives of intangible assets and property and equipment, valuation of interest rate swaps, and the accounting for impairment of goodwill and long-lived assets. The Company bases its estimates on historical experience and assumptions that management considers reasonable.
Business Combinations—The Company accounts for business combinations using the acquisition method of accounting, which requires the fair values of the assets acquired and the liabilities assumed to be recognized in the consolidated financial statements. Assets acquired and liabilities assumed in a business combination are recognized at their estimated fair value as of the acquisition date. Determining fair value of identifiable assets, particularly intangibles, and liabilities acquired requires management to make estimates, which are based on all available information and, in some cases, assumptions with respect to the timing and amount of future revenues and expenses associated with an asset or liability, future expected cash flows from acquired users and acquired technology from a market participant perspective, useful lives and discount rates, and the cost savings expected to be derived from acquiring an asset. These estimates are inherently uncertain. The excess purchase price over the fair value of assets acquired and liabilities assumed is recorded as goodwill. The allocation of fair values may be subject to adjustment after the initial allocation for up to a one-year period, with the corresponding offset to goodwill. If the fair value of the net assets acquired exceeds the aggregate fair value of the consideration transferred, the excess is recognized as a bargain purchase gain in earnings on the acquisition date. Acquisition-related costs, such as legal and consulting fees, are recognized separately from the business combination and are expensed as incurred and typically included in transaction and other costs in the Consolidated Statements of Operations.

Confidential Treatment Requested by the Registrant
Pursuant to 17 C.F.R. Section 200.83
BIF III US Aggregator (Delaware) LLC
Notes to the Consolidated Financial Statements (Continued)
2. Summary of Significant Accounting Policies (Continued)
Concentration of Credit Risk—The Company’s revenues are primarily derived from colocation and interconnection services, the market for which is highly competitive and rapidly changing. Significant changes in this industry or changes in customer buying behavior could adversely impact operating results. The Company generally has not experienced any material losses related to receivables from individual customers or groups of customers. Due to these factors, no additional credit risk beyond amounts provided for in the allowance for expected credit losses in the Company’s accounts receivable is believed by management to be probable.
Financial instruments that potentially expose the Company to concentrations of credit risk consist mainly of cash and cash equivalents, restricted cash, and accounts receivable. The Company maintains its cash and cash equivalents principally in accredited financial institutions of high credit standing; however, cash deposits may exceed Federal Deposit Insurance Corporation (“FDIC”) insured limits. While the Company regularly reviews its accounts and adjusts these balances as appropriate, they could be impacted if the underlying depository institutions fail or could be subject to other adverse conditions in the financial markets. To date, the Company has experienced no material loss or lack of access to its cash and cash equivalents and restricted cash; however, it can provide no assurances that access to funds will not be impacted by adverse conditions in the financial markets.
Significant Customers
The following customers accounted for 10% or more of the Company’s accounts receivable, net for the year ended December 31, 2025:
Year Ended December 31, 2025
Customer A	15%
Customer B	13%
Customer C	10%
As of December 31, 2024, there were no customers that accounted for more than 10% of accounts receivable, net. For the years ended December 31, 2025, 2024 and 2023, there were no customers that represented more than 10% of total revenues.
Cash and Cash Equivalents—Cash and cash equivalents consist of unrestricted cash balances and short term, highly liquid investments with original maturity of three months or less at the date of purchase.
Restricted Cash—Restricted cash represents cash under the control of a non-affiliated trustee appointed in conjunction with the issuance of asset-backed notes. These amounts are contractually restricted for specified purposes, such as principal and interest payments and capital expenditures, and are not available for general corporate use. The restrictions lapse upon final repayment of the related debt. Refer to Note 10—Debt for additional information.
Accounts Receivable and Allowance for Expected Credit Losses—Accounts receivable consist primarily of amounts due from customers related to services provided under contracts with customers.
Accounts receivable are recorded at the amount invoiced to customers, net of an allowance for expected credit losses, which reflects the Company’s estimate of expected credit losses over the life of the receivables in accordance with Accounting Standards Codification (“ASC”) 326, Financial Instruments—Credit Losses (“Topic 326”).
The Company maintains an allowance for current expected credit losses for receivables based on a combination of factors including historical loss experience, aging of receivables, credit quality of customers, current and expected future economic conditions, and specific identification of accounts deemed uncollectible.

Confidential Treatment Requested by the Registrant
Pursuant to 17 C.F.R. Section 200.83
BIF III US Aggregator (Delaware) LLC
Notes to the Consolidated Financial Statements (Continued)
2. Summary of Significant Accounting Policies (Continued)
Accounts are written off against the allowance when collection efforts have been exhausted, and the amounts are deemed uncollectible. Recoveries of previously written-off accounts are recognized when received.
Property and Equipment, Net—Property and equipment is recorded at the Company’s original cost or at fair value for property and equipment acquired through acquisition, net of accumulated depreciation and amortization. Depreciation is computed using the straight-line method over the estimated useful life of the respective asset. Finance leases and leasehold improvements are amortized over the shorter of (i) the useful life of the asset or (ii) the length of the expected lease term. When property and equipment is sold or otherwise disposed of, the costs and accumulated depreciation are removed from the applicable accounts and any gain or loss is recognized in income.
Estimated useful lives of property equipment are generally as follows:
Asset Class	Estimated Useful Life (years)
Buildings and improvements	2–40
Machinery and equipment	2–20
Office equipment	2–10
Furniture and fixtures	2–7
Computers and networking equipment	2–5
Finance leases	Shorter of remaining lease term or estimated useful lives
Leasehold improvements	Shorter of remaining lease term or estimated useful lives
The Company’s construction-in-progress is stated at its original cost. Construction-in-progress consists of costs incurred under construction contracts, including services related to project management, engineering and schematic design, design development, construction, and other construction-related fees and services. Major improvements are capitalized, while maintenance and repairs are expensed when incurred.
Asset Retirement Obligations—The Company has asset retirement obligations (each an “ARO”) primarily associated with its obligations to retire long-lived assets from leased properties under long-term arrangements and, to a lesser extent, the removal and disposal of fuel tanks from both leased and owned properties. AROs are initially measured at fair value and recognized at the time the obligation is incurred. Upon initial recognition, a liability for the retirement obligation is recorded. The associated cost is capitalized as part of the cost basis of the related long-lived asset and amortized over the useful life of that asset. The Company has several leases that require remediation of the leased premises and/or removal of all of the Company’s owned property and equipment from the leased premises at the expiration of the lease term. The Company’s ARO liability associated with these activities is recorded within other liabilities, non-current and was $12.0 million and $11.5 million as of December 31, 2025 and December 31, 2024, respectively. The related cost is capitalized within property and equipment, net on the Consolidated Balance Sheets.
Intangible Assets, Net—The Company accounts for intangible assets in accordance with ASC 350, Intangibles—Goodwill and Other (“Topic 350”). Intangible assets acquired through acquisitions are recorded at fair value. At the time of initial recognition, each intangible asset is evaluated to determine whether it has a finite or indefinite useful life. Intangible assets with finite useful lives are amortized on a straight-line basis over their estimated useful lives and are presented net of accumulated amortization on the Consolidated

Confidential Treatment Requested by the Registrant
Pursuant to 17 C.F.R. Section 200.83
BIF III US Aggregator (Delaware) LLC
Notes to the Consolidated Financial Statements (Continued)
2. Summary of Significant Accounting Policies (Continued)
Balance Sheets. The Company periodically evaluates the remaining useful lives of these assets and liabilities for potential changes in estimated lease term or indicators of impairment.
Asset Class	Weighted-average Remaining Life (years)
Patents	14
Customer Relationships	11
Lease in Place	4
Developed Technology	1
IP Address	—
Internet Domain	Indefinite
Trademarks	Indefinite
Goodwill—Goodwill represents the excess of the purchase price over the fair value of identifiable net assets acquired. The Company performs impairment testing for goodwill annually or more frequently if an event or change in circumstances indicates that goodwill may be impaired. Goodwill is evaluated for impairment at the reporting unit level. The Company has one reportable segment, one operating segment, and one reporting unit. The Company first assesses qualitative factors to determine if it is more likely than not that the fair value of the reporting unit is less than its carrying value. If the Company concludes the fair value is less than its carrying value, then a quantitative test is performed. The Company performs a quantitative goodwill impairment test by determining the fair value of the reporting unit and comparing it to the carrying value of the reporting unit. If the fair value of the reporting unit is greater than the reporting unit’s carrying value, then the carrying value of the reporting unit is deemed to be recoverable. If the carrying value of the reporting unit is greater than the reporting unit’s fair value, goodwill is impaired and written down to the reporting unit’s fair value. The Company did not record any impairment charges on goodwill during the years ended December 31, 2025, 2024 and 2023.
Impairment of Long-lived Assets—Long-lived assets, such as property and equipment, right-of-use assets and intangible assets subject to amortization, are tested for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Some of the events and circumstances that would trigger an impairment review include, but are not limited to, a significant decrease in the market price of a long-lived asset, a significant adverse change in legal factors or business climate that could affect the value of a long-lived asset, or a continuous deterioration of the Company’s financial condition. Recoverability of assets to be held and used is assessed by comparing the carrying amount of an asset to the estimated undiscounted future net cash flows expected to be generated by the asset. If the carrying amount of the asset exceeds its estimated undiscounted future cash flows, an impairment charge is recognized based on the amount by which the carrying amount of the asset exceeds the fair value of the asset. No impairment charges were recorded during the years ended December 31, 2025, 2024 and 2023.
Derivatives—The Company does not use derivative instruments for trading or speculative purposes. The Company enters into interest rate swap agreements for the purpose of hedging cash flow exposure to floating interest rates on certain portions of debt. All derivative instruments are recognized on the Consolidated Balance Sheets at their fair values. Changes in the fair value of a designated interest rate swap are recorded in other comprehensive income until earnings are affected by the underlying hedged item. Any ineffective portion of the gain or loss is immediately recognized in earnings. Upon settlement, realized gains and losses are recognized in interest expense in the Consolidated Statements of Operations.
The accounting for changes in the value of a derivative depends on whether the contract qualifies and has been designated for hedge accounting. In order to qualify for hedge accounting, a derivative must be considered highly effective at reducing the risk associated with the exposure being hedged and there must be documentation of the risk management objective and strategy, including identification of the hedging

Confidential Treatment Requested by the Registrant
Pursuant to 17 C.F.R. Section 200.83
BIF III US Aggregator (Delaware) LLC
Notes to the Consolidated Financial Statements (Continued)
2. Summary of Significant Accounting Policies (Continued)
instrument, the hedged item and the risk exposure, and the effectiveness assessment methodology. Hedge designations are reviewed on a quarterly basis to assess whether circumstances have changed that would disrupt the hedging instrument’s relationship to the forecasted transactions.
Interest rate derivatives are presented on a gross basis on the Consolidated Balance Sheets—with interest rate swap assets presented in other assets, and interest rate swap liabilities presented in other liabilities, noncurrent. Net interest paid or received on interest swaps is recognized as interest expense. Unrealized gains and losses resulting from the early termination of interest rate swap agreements are deferred and amortized as adjustments to interest expense over the remaining period of the debt originally covered by the terminated swap.
The Company will discontinue hedge accounting when (1) the hedge is deemed to be ineffective and that the designation of the derivative as a hedging instrument is no longer appropriate; (2) the derivative matures, terminates or is sold; or (3) occurrence of the contracted or committed transaction is no longer probable or will not occur in the originally expected period. When hedge accounting is discontinued and the derivative remains outstanding, the Company will carry the derivative at its estimated fair value on the Consolidated Balance Sheet, recognizing changes in the fair value in current period earnings. If a cash flow hedge becomes ineffective, any deferred gains or losses remain in Accumulated other comprehensive income until the underlying hedged item is recognized. If it becomes probable that a hedged forecasted transaction will not occur, deferred gains or losses on the hedging instrument are recognized in earnings immediately.
Foreign Currency—The Company’s foreign subsidiaries reported their earnings in their local currencies. After evaluating the relevant economic factors, the Company concluded that the operations in each of the foreign locations were relatively self-contained and integrated within their own particular country or economic environment, thus leading to the conclusion that the local currency was used as their functional currency and translated into United States Dollars (“USD”), the reporting currency. The Company’s foreign subsidiaries translated foreign assets and liabilities at exchange rates in effect at the balance sheet dates. The Company’s foreign subsidiaries translated revenues and expenses using average rates during the period. The resulting foreign currency translation adjustments were recorded as a separate component of accumulated other comprehensive income in the accompanying Consolidated Balance Sheets.
Foreign exchange gains or losses resulting from foreign currency transactions, including intercompany foreign currency transactions, that are anticipated to be repaid within the foreseeable future, are reported as other income (loss), net on the Company’s accompanying Consolidated Statements of Operations. For the years ended December 31, 2025, 2024 and 2023, net foreign currency gains (losses) of $4.0 million, $(1.1) million, and $(0.6) million, respectively, were included in other income (loss), net.
Debt Issuance Costs—Debt issuance costs and fees incurred upon debt issuance are capitalized and amortized over the term of the related loans based on the effective interest method. Such amortization is included as a component of interest expense on the Consolidated Statements of Operations. Debt issuance costs related to outstanding non-revolving debt are presented as a reduction of the carrying amount of the debt obligation and debt issuance costs related to the revolving credit facility are presented as other assets.
Leases—The Company accounts for leases in accordance with ASC 842, Leases (“Topic 842”). The Company determines if an arrangement is or contains a lease at its inception. The Company enters into lease arrangements primarily for data center spaces, office spaces and equipment. The Company recognizes a right-of-use (“ROU”) asset and lease liabilities on the Consolidated Balance Sheets for all leases with a term longer than 12 months, including renewals reasonably certain to be exercised.
The Company elected to apply the short-term lease measurement and recognition exemption in which ROU assets and lease liabilities are not recognized for leases with a term of 12 months or less. The Company recognizes payments for short-term leases in net income on a straight-line basis over the lease term.

Confidential Treatment Requested by the Registrant
Pursuant to 17 C.F.R. Section 200.83
BIF III US Aggregator (Delaware) LLC
Notes to the Consolidated Financial Statements (Continued)
2. Summary of Significant Accounting Policies (Continued)
ROU assets represent the Company’s right to use an underlying asset for the lease term. Lease liabilities represent the Company’s obligation to make lease payments arising from the lease. ROU assets and lease liabilities are classified and recognized at the commencement date of a lease. Lease liabilities are measured based on the present value of fixed lease payments over the lease term. ROU assets consist of (i) the initial measurement of the lease liability, (ii) lease payments made to the lessor at or before the commencement date, less any lease incentives received, and (iii) any initial direct costs incurred by the Company. When there is a lease modification or a change in lease term triggered by a reassessment event, the Company reassesses its classification and remeasures the ROU asset and lease liability.
The favorable and unfavorable lease terms associated with leasehold interests acquired in conjunction with business acquisitions are recorded as an adjustment to right-of-use assets and property and equipment for operating and financing leases, respectively. A favorable leasehold interest is recorded when the acquired lease terms are below current market rates. Conversely, an unfavorable leasehold interest is recorded when the acquired lease terms are above current market rates. These amounts are amortized on a straight-line basis over the remaining lease term, including renewal periods that are reasonably certain to be exercised. Amortization related to favorable and unfavorable lease terms for finance leases and are included in depreciation and amortization expense in the Consolidated Statements of Operations. For operating leases, the favorable and unfavorable lease terms are recognized as a component of operating lease cost and presented within cost of revenues, excluding depreciation and amortization in the Consolidated Statements of Operations.
Lease payments may vary because of changes in facts or circumstances occurring after the commencement, including changes in inflation indices. Variable lease payments that depend on an index or a rate (such as the Consumer Price Index or a market interest rate) are included in the measurement of ROU assets and lease liabilities using the index or rate at the commencement date. Variable lease payments that do not depend on an index or a rate are excluded from the measurement of ROU assets and lease liabilities and are recognized in the period in which the obligation for those payments is incurred. Since most of the Company’s leases do not provide an implicit rate, the Company uses its own incremental borrowing rate (“IBR”) on a collateralized basis in determining the present value of lease payments. The Company utilizes a market-based approach to estimate the IBR. The approach requires significant judgment. Therefore, the Company utilizes different data sets to estimate IBRs via an analysis of (i) yields on our outstanding debt (ii) yields on comparable credit rating composite curves, and (iii) yields on comparable market curves.
The majority of the Company’s lease arrangements include options to extend the term of the applicable lease. If the Company is reasonably certain to exercise such options, the periods covered by the options are included in the lease term. When assessing the reasonableness of exercising lease renewal options, the Company takes into account all relevant facts and circumstances that contribute to the economic benefits associated with exercising the lease renewal options, which includes the expected changes in facts and circumstances between the commencement of the lease term and the exercise date of the options. Certain leases also include options to purchase the underlying asset. If the Company is reasonably certain to exercise a purchase option, the exercise price of the purchase option is included in the measurement of the lease liability, and the lease term is assumed to extend through the date of expected exercise. Conversely, we do not include options to renew or purchase leased assets in the measurement of lease liabilities unless those options are reasonably certain of exercise.
The Company recognizes rental expenses for operating leases that contain predetermined fixed escalation clauses on a straight-line basis over the expected term of the lease. The depreciable lives of certain fixed assets and leasehold improvements are limited by the expected lease term, unless there is a purchase option reasonably certain of exercise. Amortization of assets under finance leases is generally recognized on a straight-line basis over the lease term, unless the lease contains an option to purchase the underlying asset that the Company is reasonably certain to exercise. In such cases, the amortization of the right-of-use asset is recognized over the estimated useful life of the underlying asset. The amortization under finance leases is included in depreciation and amortization. Interest related to finance lease liabilities is recognized utilizing the

Confidential Treatment Requested by the Registrant
Pursuant to 17 C.F.R. Section 200.83
BIF III US Aggregator (Delaware) LLC
Notes to the Consolidated Financial Statements (Continued)
2. Summary of Significant Accounting Policies (Continued)
effective interest method over the lease term and is included in interest expense in the Company’s Consolidated Statements of Operations. Operating lease costs for data centers are included in cost of revenues while operating lease costs for office leases and equipment are included in selling, marketing, general and administrative in the Company’s Consolidated Statements of Operations. The Company currently does not have any lease arrangements with residual value guarantees.
In arrangements where the Company is the lessor, the Company recognizes variable rental payments as revenue in the period in which the changes in facts and circumstances on which the variable lease payments are based, occur. Sublease rental income is recognized on a straight-line basis over the duration of each lease term.
Revenue Recognition—The Company derives its revenues primarily from recurring revenue streams, consisting of (i) enterprise colocation services, which includes the licensing of cabinet space and power; (ii) interconnection services, such as cross connects and exchange ports; and (iii) other revenues including but not limited to rental income from tenants and/or subtenants. The remainder of the Company’s revenues are from non-recurring revenue streams, such as installation services and other one-time charges such as termination fees and storage fees, as well as metered power revenues.
The Company enters into revenue contracts with customers for data centers that contain both lease and non-lease components. In general, customer contracts for the use of data centers are accounted for under Topic 606. Customer contracts for the use of data center space where the Company does not retain substantive substitution rights are accounted for under Topic 842 as lease revenue. We elected to adopt the practical expedient which allows lessors to combine lease and non-lease components by asset class for our leases, and account for them as one component if they have the same timing and pattern of transfer. For the Topic 842 arrangements, the Company has determined that the lease component is the predominant component and is accordingly accounted for as an operating lease under Topic 842. Refer to Note 7—Leases for additional information.
The Company has determined that the elements of colocation services (cabinet space, power delivery, cooling, and physical security) collectively constitute a single performance obligation, while metered power and interconnection services represent distinct performance obligations. Metered power revenues are determined based on the customer’s measured consumption multiplied by the prevailing utility rate.
For contracts with customers that contain multiple performance obligations, the Company identifies and allocates the transaction price to each distinct performance obligation on a relative standalone selling price basis. The Company’s standalone selling prices are generally directly observable from its list prices and the contracted terms of the arrangement, which reflect the prices the Company would charge in a standalone sale, considering factors such as commitment level, contract duration, and geographic location. Variable consideration in the Company’s contracts principally arises from usage-based fees, periodic adjustments to recurring fees, and credits or refunds issued in connection with service level or termination provisions. Each form of variable consideration relates to specific service periods and is recognized in revenue as the related services are delivered or as the contingent event occurs. There have been no material changes during the periods presented in the Company’s judgments regarding the identification of performance obligations or the recognition of revenue.
Revenue is recognized as services are delivered, in an amount that reflects the consideration the Company expects to be entitled to in exchange for services. Revenues from recurring revenue streams are generally billed monthly and recognized ratably over the term of the contract for data center colocation customers and for interconnection services as the customer simultaneously receives and consumes the benefit of the service. Usage-based fees, including metered power consumption and interconnection bandwidth in excess of contracted commitments, are recognized as the customer consumes the related services. Non-recurring installation fees, although generally paid upfront upon installation, are typically deferred and recognized ratably over the average customer life.

Confidential Treatment Requested by the Registrant
Pursuant to 17 C.F.R. Section 200.83
BIF III US Aggregator (Delaware) LLC
Notes to the Consolidated Financial Statements (Continued)
2. Summary of Significant Accounting Policies (Continued)
The Company applied the practical expedient in Topic 606 and did not evaluate payment terms of one year or less for the existence of a significant financing component. Revenue is recognized net of any taxes collected from customers (e.g., sales tax and other indirect taxes), which are subsequently remitted to governmental entities. The Company generally does not offer a right of refund in its contracts, except in limited circumstances, such as termination resulting from the Company’s uncured material breach or where non-recurring charges were paid for services not received.
Contract Balances
The timing of revenue recognition, billings and cash collections result in accounts receivables, contract assets and contract liabilities. A receivable is recorded at the invoice amount, net of an allowance for credit losses and is recognized in the period when we have provided services to our customers and the Company’s right to consideration is unconditional.
A contract asset exists when we have transferred products or provided services to our customers but customer payment is conditioned on reasons other than the passage of time, such as upon the satisfaction of additional performance obligations. Contract assets are included in other current assets and other assets in the Consolidated Balance Sheets.
A contract liability is recognized when we have an unconditional right to a payment before we transfer the products or services to customers. Contract liabilities are included in the contract liabilities, current and contract liabilities, net of current portion in the Consolidated Balance Sheets.
Costs to Obtain a Contract
Direct and indirect incremental costs solely related to obtaining revenue contracts are capitalized as costs of obtaining a contract, when they are incremental and if they are expected to be recovered. Such costs consist primarily of commission fees and sales bonuses, as well as indirect related payroll costs. For the year ended December 31, 2025, contract costs, excluding external commission fees, were amortized over the estimated period of approximately 74 months on a straight-line basis. External commission fees were amortized on a straight-line basis over the related contract term. We elected to apply the practical expedient which allows us to expense contract costs when incurred, if the amortization period is one year or less. Total capitalized costs to obtain a contract are included in other assets on the Consolidated Balance Sheets.
Employee Benefit Plan—Certain of the Company’s U.S. employees participate in a qualified defined benefit pension plan (the “Qualified Plan”). The assets, liabilities and expenses recognized, and disclosures made about plan actuarial and financial information are dependent on the assumptions and estimates used in calculating such amounts. The assumptions include factors such as discount rates, health care cost trend rates, inflation, expected rates of return on plan assets, retirement rates, mortality rates, turnover and other factors.
These assumptions are assessed at least annually in consultation with independent actuaries as of year-end and adjustments are made as needed. The Company evaluates prevailing market conditions, including appropriate rates of return, interest rates and medical inflation (health care cost trend) rates. The Company ensures that the significant assumptions are within reasonable range relative to market data. Discount rates are estimated using high quality corporate bond yields with a duration matching the expected benefit payments. The expected rates of return on plan assets are derived from reviews of asset allocation strategies, expected future experience for trust asset returns, risks and other factors adjusted for the Company’s specific investment strategy.
The Company evaluates the funded status of the Qualified Plan using current assumptions and determines the appropriate funding level considering applicable regulatory requirements, tax deductibility, reporting considerations, cash flow requirements and other factors.

Confidential Treatment Requested by the Registrant
Pursuant to 17 C.F.R. Section 200.83
BIF III US Aggregator (Delaware) LLC
Notes to the Consolidated Financial Statements (Continued)
2. Summary of Significant Accounting Policies (Continued)
The Company has a defined contribution plan intended to qualify under Section 401 of the Internal Revenue Code (the “401(k) Plan”). Participants may contribute a portion of their annual compensation limited to a maximum annual amount set by the Internal Revenue Service. The Company sponsors a 401(k) defined contribution plan covering all eligible U.S. employees. Contributions to the 401(k) Plan are discretionary.
Parent Incentive Units for Certain Key Employees—In April 2024, Parent amended its limited partnership agreement in order to grant incentive units to key employees for the purpose of providing incentives that align the interests of grantees with the long-term growth and financial performance of the Company. The incentive units vest over a period of time specified in the corresponding grant agreements, typically over five years. Once vested, certain qualifying liquidity events, such as change in control event or public offering events, are required for any payment related to the incentive units. Additionally, employees must remain employed through the qualifying liquidity event in order to obtain a distribution on their vested interest. Vesting is accelerated in the event of a qualifying liquidity event subject to the participant’s continued employment through the applicable vesting date. Any payment to a participant is dependent on a market-based condition which requires the Parent to achieve a minimum specified internal rate of return on its investment in the Company through the qualifying liquidity event.
The incentive units are accounted for under ASC 710, Compensation—General (“Topic 710”). Compensation cost is recognized when the obligation to make a cash payment to employees becomes probable and reasonably estimable in accordance with ASC 450, Contingencies (“Topic 450”). As of December 31, 2025 and 2024, no qualifying liquidity events have occurred or are probable of occurring, no incentive units have vested and no liability or compensation expense has been recognized by the Company. Furthermore, no amounts have been paid for the incentive units.
Income Taxes—Income tax expense includes U.S. (federal and state) and foreign income taxes. We file income tax returns in the U.S. federal jurisdiction and various state and foreign jurisdictions.
Income taxes are accounted for under the asset and liability method. Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the year in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in the tax rates is recognized in income in the period that includes the enactment date.
Deferred tax assets represent amounts available to reduce income taxes payable in future periods. Deferred tax assets are evaluated for future realization and reduced by a valuation allowance to the extent we believe they will not be realized. We consider many factors when assessing the likelihood of future realization of our deferred tax assets, including recent cumulative loss experience and expectations of future earnings, capital gains and investment in such jurisdiction, the carry-forward periods available to us for tax reporting purposes, and other relevant factors.
We utilize a two-step approach to recognizing and measuring uncertain income tax positions (income tax contingencies). The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates it is more likely than not the position will be sustained on audit, including resolution of related appeals or litigation processes. The second step is to measure the tax benefit as the largest amount which is more than 50% likely of being realized upon ultimate settlement. We consider many factors when evaluating our tax positions and estimating our tax benefits, which may require periodic adjustments and which may not accurately forecast actual outcomes.
Fair Value Measurements—Fair value is intended to reflect the price that would be received for the sale of an asset or paid for the transfer of a liability in an orderly transaction between market participants at the measurement date (the exit price). We estimate fair value using available market information and valuation methods we believe to be appropriate for these purposes. The Company maximizes the use of observable

Confidential Treatment Requested by the Registrant
Pursuant to 17 C.F.R. Section 200.83
BIF III US Aggregator (Delaware) LLC
Notes to the Consolidated Financial Statements (Continued)
2. Summary of Significant Accounting Policies (Continued)
inputs when available and minimizes the use of unobservable inputs when determining fair value. There are three levels in the fair value hierarchy under U.S. GAAP, which are:
•
Level 1—Quoted prices (unadjusted) in active markets for identical assets or liabilities that an entity can access at the measurement date.

•
Level 2—Inputs that are directly or indirectly observable for the associated asset or liability, but which do not qualify as Level 1 inputs.

•
Level 3—Unobservable inputs to measurement of the fair value of the asset or liability, which require management judgment or estimation.

In instances where inputs from multiple different levels of the fair value hierarchy are used to determine fair value, the lowest level input that is significant is used to determine the fair-value measurement in its entirety. Our assessment of the significance of a particular input to a fair-value measurement requires judgment and considers factors specific to the asset or liability.
The Company follows the accounting standard for the measurement of fair value for certain non-financial assets and liabilities. These include:
•
Non-financial assets and non-financial liabilities initially measured at fair value in a business combination or other new basis event, but not measured at fair value in subsequent reporting periods;

•
Reporting units and non-financial assets and non-financial liabilities measured at fair value for goodwill impairment tests;

•
Non-financial long-lived assets or asset groups measured at fair value for impairment assessments or disposal; and

•
Asset retirement obligations initially measured at fair value but not subsequently measured at fair value.

Segment Information—The Company’s chief operating decision maker (“CODM”), the Chief Executive Officer, reviews discrete financial information presented on a consolidated basis for purposes of making operating decisions, allocation of resources, and assessing financial performance. The Company operates its business in one operating segment and, therefore, has one reportable segment.
The CODM uses consolidated net (loss) income to identify underlying trends in the performance of the business for purposes of allocating resources and evaluating financial performance. The Company’s objective in making resource allocation decisions is to optimize the consolidated financial results.
Earnings Per Unit (“EPU”)—We compute basic and diluted (loss) income per unit. Basic EPU is computed using net income and the weighted-average number of common units outstanding. Diluted EPU is computed using net income and the weighted-average number of common units outstanding plus any dilutive potential common units outstanding. For the years ended December 31, 2025, 2024 and 2023, the Company did not have any potentially dilutive common unit, and as a result, diluted EPU is the same as basic EPU.
Recent Accounting Pronouncements—Accounting Standards Recently Adopted
In November 2023, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2023-07, Segment Reporting (“Topic 280”): Improvements to Reportable Segment Disclosure. The ASU is intended to improve reportable segment disclosure requirements, primarily through enhanced disclosures about significant segment expenses. The ASU is effective for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024, with early adoption permitted and retrospective adoption required. The Company adopted this on a retrospective basis as of January 1, 2024. Refer to Note 16—Segment Reporting for disclosures required by this ASU.

Confidential Treatment Requested by the Registrant
Pursuant to 17 C.F.R. Section 200.83
BIF III US Aggregator (Delaware) LLC
Notes to the Consolidated Financial Statements (Continued)
2. Summary of Significant Accounting Policies (Continued)
In December 2023, the FASB issued ASU 2023-09, Income Taxes (“Topic 740”): Improvements to Income Tax Disclosures. The objective of ASU 2023-09 is to enhance disclosures related to income taxes, including specific thresholds for inclusion within the tabular disclosure of income tax rate reconciliation and specified information about income taxes paid. ASU 2023-09 is effective for public companies starting in annual periods beginning after December 15, 2024. The Company adopted ASU 2023-09 for the year ended December 31, 2025 on a prospective basis. See Note 13—Income Taxes for additional information.
Recent Accounting Pronouncements—Accounting Standards Not Yet Adopted
In November 2024, the FASB issued ASU 2024-03: Disaggregation of Income Statement Expenses (“DISE”). The ASU requires additional disclosure of the nature of expenses included in the income statement. The ASU is effective for annual reporting periods beginning after December 15, 2026 and interim reporting periods beginning after December 15, 2027. The requirements will be applied prospectively with the option for retrospective application. Early adoption is permitted. We are currently evaluating the extent of the impact of this ASU on disclosures in our consolidated financial statements.
We determined that all other recently issued accounting pronouncements that have yet to be adopted by the Company will not have a material impact on our consolidated financial statements or do not apply to our operations.
3. Business Combinations
2024 Portfolio Acquisition
On January 12, 2024, the Company acquired 100% of a data center portfolio consisting of the operations of 42 data centers in the United States, two data centers in Canada, and wholly owned international entities in the United Kingdom that provide retail colocation and interconnection services (the “2024 Portfolio Acquisition”). The acquisition expanded the Company’s data center footprint, enhanced connectivity and service capabilities, broadened its customer base, and secured key real estate assets to support future growth. In connection with and upon execution of the Asset Purchase Agreement (the “Asset Purchase Agreement”), the Company deposited cash of $101.1 million with an escrow agent through December 2023. This deposit was credited against the cash payable at closing. The Company paid $603.4 million in cash, inclusive of the aforementioned deposit, pursuant an Asset Purchase Agreement dated October 31, 2023. The data center operations in the United States and Canada are wholly owned and consolidated site level special purpose entities (“SPE”).
Subsequent to the 2024 Portfolio Acquisition, the Company acquired the physical property (land and buildings) underlying eight of the data centers acquired for $0.7 billion which were previously leased facilities. The purchase price of the 2024 Portfolio Acquisition, as well as the subsequent acquisition of physical property were funded by $2.0 billion of borrowings under the 2024 Term Loan Facility and 2024 Revolving Credit Facility as discussed in Note 10—Debt.
Upon closing of the 2024 Portfolio Acquisition, the Company recorded a bargain purchase gain of $544.1 million. The bargain purchase gain resulted from negotiations with a distressed seller during its bankruptcy proceedings. The cash consideration paid was less than the fair value of the net assets acquired as a result of the sellers’ expedited timeline and the Company’s deep industry experience, which together enabled the Company to proceed quickly to acquire the assets at a discount to fair value.
In connection with the acquisition, the Company incurred acquisition-related costs of $46.5 million, which were included in transaction and other costs within the Consolidated Statements of Operations.

Confidential Treatment Requested by the Registrant
Pursuant to 17 C.F.R. Section 200.83
BIF III US Aggregator (Delaware) LLC
Notes to the Consolidated Financial Statements (Continued)
3. Business Combinations (Continued)
The table below sets forth the consideration paid, the fair value of the assets acquired and liabilities assumed, and the estimated bargain purchase gain for the acquisition (in thousands):
Consideration transferred	$603,438
Fair value of assets acquired and liabilities assumed:
Cash and cash equivalents	7,048
Accounts receivable	65,476
Prepaid assets	40,456
Property and equipment	1,764,499
Right-of-use assets	608,827
Intangible assets	372,000
Other assets	10,144
Total assets	$2,868,450
Accounts payable and accrued liabilities	77,587
Operating lease liabilities	467,559
Finance lease liabilities	782,609
Contract liabilities	140,523
Other liabilities	25,564
Deferred tax liability	227,073
Total liabilities	1,720,915
Net assets acquired	1,147,535
Bargain purchase gain	$544,097
The table below sets forth the intangible assets acquired (in thousands):
	Fair Value	Estimated Useful Life (in years)
Intangible assets
Customer relationships	$330,000	14
Developed technology	$42,000	2
The fair values of the intangible assets were estimated using the multi-period excess earnings method for customer relationships and the replacement cost method for developed technology.
Revenue attributable to the 2024 Portfolio Acquisition in the post-acquisition period for the fiscal year ended December 31, 2024 was $704.3 million. Due to the integration of the business, we determined it is impractical to determine and include net loss specific to the 2024 Portfolio Acquisition in the post-acquisition period for the fiscal year ended December 31, 2024.
Additionally, we determined it is impractical to include pro forma revenue and earnings information for the 2024 Portfolio Acquisition due to a lack of access to historical financial information during the year ended December 31, 2023 and the period January 1, 2024 through January 11, 2024.
2025 Portfolio Acquisition
On October 1, 2025, the Company entered into an Interest Purchase Agreement (the “Purchase Agreement”) and acquired 100% of a data center portfolio from an affiliate of Brookfield Corporation, consisting of the operations of 10 data centers located in the United States and Canada that provide retail colocation services (the “2025 Portfolio” and collectively the “2025 Portfolio Acquisition”). The acquisition provides the Company

Confidential Treatment Requested by the Registrant
Pursuant to 17 C.F.R. Section 200.83
BIF III US Aggregator (Delaware) LLC
Notes to the Consolidated Financial Statements (Continued)
3. Business Combinations (Continued)
with a strong diversity of existing and prospective colocation customers, expanded data center locations, and an experienced management team critical to ongoing operations. The Company paid a total preliminary purchase price of $202.5 million, consisting of $195.1 million in cash and $16.2 million placed in escrow, reduced by $2.4 million related to the settlement of a pre-existing relationship. The preliminary purchase price was further reduced by $6.4 million, attributable to a net working capital adjustment, which has been recorded as a receivable, as the Company had not received this amount as of December 31, 2025. To fund the acquisition, the Company drew $220.0 million on the 2024 Revolving Credit Facility, as defined in Note 10—Debt. Upon closing of the 2025 Portfolio Acquisition, the Company recorded preliminary goodwill of $134.9 million. In connection with the acquisition, the Company incurred acquisition-related costs of $6.6 million, which were included in transaction and other costs within the Consolidated Statements of Operations.
Pursuant to the Purchase Agreement, the Company funded $16.2 million into escrow related to the resolution of requests submitted by two subsidiaries of the 2025 Portfolio for a change in fiscal period with the Canada Revenue Agency and Revenue Quebec. The escrow amount of $16.2 million was included in the preliminary purchase price. Given the contingency related to an uncertain tax position, the Company recorded income tax liabilities and a related indemnification asset of $16.2 million. See Note 13—Income Taxes for more information regarding the income tax liability.
Also included in preliminary purchase price is the settlement of a pre-existing lease between a wholly owned subsidiary of the Company and a subsidiary of the 2025 Portfolio. Upon closing of the acquisition, this lease was effectively settled and was legally terminated shortly after the closing. The Company did not recognize the rent receivable previously recorded by the subsidiary of the 2025 Portfolio, and the Company’s net lease liability of $2.4 million recorded on its Consolidated Balance Sheets as of the acquisition date was forgiven, which was accounted for as a $2.4 million reduction to the preliminary purchase price. The settlement of this pre-existing relationship did not result in a gain or loss, and the settlement of the outstanding lease was treated as a noncash activity within operating activities in the Consolidated Statements of Cash Flows.
The table below sets forth the preliminary purchase price, the preliminary fair value of the assets acquired and liabilities assumed, and the preliminary goodwill recognized for the acquisition (in thousands):
Preliminary Purchase Price	$202,478
Preliminary Fair value of assets acquired and liabilities assumed:
Cash and cash equivalents	6,780
Restricted cash	20,754
Accounts receivable	15,672
Prepaid expenses	2,244
Property and equipment	782,907
Intangible assets	63,700
Other current assets	20,379
Total assets	912,436
Accounts payable and accrued liabilities	21,492
Contract liabilities	4,678
Long-term debt, net of deferred financing costs	720,000
Deferred tax liabilities	98,642
Total liabilities	844,812
Net assets acquired	67,624
Preliminary Goodwill	$134,854

Confidential Treatment Requested by the Registrant
Pursuant to 17 C.F.R. Section 200.83
BIF III US Aggregator (Delaware) LLC
Notes to the Consolidated Financial Statements (Continued)
3. Business Combinations (Continued)
The Company recognized customer relationships as an intangible asset, to be amortized over a weighted-average useful life of 12.4 years. The fair values of the customer relationships were estimated using the with-and-without method.
The preliminary goodwill of $134.9 million arising from the transaction is primarily related to new customer contracts associated with expected capacity expansions after the acquisition and the workforce of the acquired businesses. The goodwill recognized is not deductible for tax purposes.
The results of the 2025 Portfolio Acquisition have been included in the Company’s Consolidated Statements of Operations since the acquisition date. The amount of revenue and net loss of the 2025 Portfolio Acquisition included in the Company’s Consolidated Statements of Operations from the acquisition date to December 31, 2025 are $21.4 million and $(10.7) million, respectively.
The following unaudited pro forma financial information represents the combined results of operations as if the acquisition had occurred on January 1, 2024 (in thousands):
	(Unaudited) For the years ended December 31,
	2025	2024
Revenue	$1,036,497	$971,373
Net (loss) income	$(164,869)	$398,934
The results presented above reflect the impact of nonrecurring pro forma adjustments, including depreciation and amortization of acquired Property and equipment and intangible assets, acquisition-related transaction costs, interest expense on assumed debt, and the related income tax effects of these pro forma adjustments. The unaudited pro forma results do not include any anticipated synergies or other expected benefits of the acquisition. The unaudited pro forma financial information is provided for informational purposes only and is not indicative of future operations or results that would have been achieved had the acquisition been completed as of the beginning of fiscal 2024.
4. Revenues
Disaggregation of revenues
The following table presents the Company’s revenues disaggregated by revenue stream (in thousands):
	Revenues from contracts with customers	Revenues from leases(2)	Total revenues
For the year ended December 31, 2025
Colocation	$627,211	$114,540	$741,751
Interconnection	105,484	127	105,611
Other	25,867	14,733	40,600
Recurring revenues	758,562	129,400	887,962
Non-recurring revenues(1)	30,520	10,189	40,709
Metered power revenues	39,772	18,537	58,309
Total revenues	$828,854	$158,126	$986,980

Confidential Treatment Requested by the Registrant
Pursuant to 17 C.F.R. Section 200.83
BIF III US Aggregator (Delaware) LLC
Notes to the Consolidated Financial Statements (Continued)
4. Revenues (Continued)
	Revenues from contracts with customers	Revenues from leases(2)	Total revenues
For the year ended December 31, 2024
Colocation	$643,788	$39,323	$683,111
Interconnection	108,188	3	108,191
Other	27,675	9,629	37,304
Recurring revenues	779,651	48,955	828,606
Non-recurring revenues(1)	31,148	3,747	34,895
Metered power revenues	36,036	8,014	44,050
Total revenues	$846,835	$60,716	$907,551
For the year ended December 31, 2023
Colocation	$126,212	$28,082	$154,294
Interconnection	18,966	32	18,998
Other	10,758	10,470	21,228
Recurring revenues	155,936	38,584	194,520
Non-recurring revenues(1)	1,962	1,151	3,113
Metered power revenues	49	578	627
Total revenues	$157,947	$40,313	$198,260

(1)
Our non-recurring revenues consist of installation services and other one-time charges such as termination fees and storage fees. These services are considered to be non-recurring because they are billed typically once, upon completion of the installation, professional service work performed, or based on customer consumption of power, rather than on a fixed, recurring basis.

(2)
Refer to Note 7—Leases for additional disclosures related to the Company’s lease arrangements under Topic 842.

Contract Balances
The following table summarizes the opening and closing balances of our accounts receivable, net; contract assets, current; contract assets, non-current; contract liabilities, current; and contract liabilities, non-current (in thousands):
	Accounts receivable, net	Contract assets, current	Contract assets, non-current	Contract liabilities, current	Contract liabilities, non-current
Beginning balances as of January 1, 2024	$23,763	$1,456	$676	$6,471	$18,754
Closing balances as of December 31, 2024	112,473	15,744	846	104,425	76,949
Increase (decrease)	$88,710	$14,288	$170	$97,954	$58,195
Beginning balances as of January 1, 2025	112,473	15,744	846	104,425	76,949
Closing balances as of December 31, 2025	90,708	26,588	1,557	96,358	122,762
Increase (decrease)	$(21,765)	$10,844	$711	$(8,067)	$45,813
During the year ended December 31, 2024, the change in the Company’s accounts receivable, net, contract assets, and contract liabilities primarily results from revenue growth attributable to the 2024 Portfolio Acquisition as discussed in Note 3—Business Combinations. During the year ended December 31, 2025, the change in the Company’s accounts receivable, net, contract assets, and contract liabilities primarily results from the timing difference between the satisfaction of our performance obligations and the customer’s

Confidential Treatment Requested by the Registrant
Pursuant to 17 C.F.R. Section 200.83
BIF III US Aggregator (Delaware) LLC
Notes to the Consolidated Financial Statements (Continued)
4. Revenues (Continued)
payment. The amounts of revenue recognized during the years ended December 31, 2025, 2024 and 2023 from the opening contract liabilities balance were $94.1 million, $6.1 million, and $4.2 million, respectively. For the years ended December 31, 2025, 2024 and 2023, no impairment loss related to contract balances was recognized in the Consolidated Statements of Operations.
Allowance for credit losses
In accordance with Topic 326, the Company maintains an allowance for expected credit losses consisting of (i) a general reserve based on historical loss experience, current conditions, and reasonable and supportable forecasts, and (ii) specific reserves for customers with identified collectability concerns. The following table summarizes the activity of our allowance for expected credit losses (in thousands):
	For the years ended December 31,
	2025	2024	2023
Allowance for expected credit losses, beginning	$4,366	$405	$1,764
Allowance for expected credit losses assumed in 2024 Portfolio Acquisition	—	5,583	—
Provision for expected credit losses, net(1)	(121)	425	—
Write offs, net	(1,602)	(2,047)	(1,359)
Allowance for expected credit losses, ending balance	$2,643	$4,366	$405

(1)
For the years ended December 31, 2025, and 2023, the Company recognized provisions for expected credit losses of $0.9 million and $0.8 million, respectively. These amounts were offset by recoveries of amounts previously reserved, resulting in the net provision presented above. The recoveries were primarily attributable to collections from customers previously identified as at risk.

Costs to Obtain a Contract
The ending balance of net capitalized contract costs as of December 31, 2025 and December 31, 2024 were $44.2 million and $35.1 million, respectively, which were included in other assets in the Consolidated Balance Sheets.
For the years ended December 31, 2025, 2024 and 2023, $11.1 million, $7.0 million and $2.6 million, respectively, of contract costs were amortized and included in selling, marketing, general and administrative in the Consolidated Statements of Operations.
Remaining performance obligations
Under colocation contracts, the Company provides customers with space and power through fixed duration agreements. The Company’s revenue contracts typically have initial terms ranging from one to five years and automatically renew thereafter for either one-year periods or the original contract term, as specified in the underlying master service agreement. Remaining performance obligations include amounts allocated to contracts in both their initial term and subsequent renewal periods.
Amounts that will be invoiced and recognized in future periods are considered remaining performance obligations. We estimate our remaining performance obligations at a point in time. Actual amounts and timing of revenue recognition may differ from these estimates due to changes in actual deployments dates, contract modifications, renewals and/or terminations.
The remaining performance obligations do not include variable consideration related to unsatisfied performance obligations such as the usage of metered power or service fees based on actual costs incurred in the future. The remaining performance obligations below do not include revenues to be recognized in the future related to arrangements where we are considered the lessor.

Confidential Treatment Requested by the Registrant
Pursuant to 17 C.F.R. Section 200.83
BIF III US Aggregator (Delaware) LLC
Notes to the Consolidated Financial Statements (Continued)
4. Revenues (Continued)
The following table presents estimated revenue expected to be recognized in the future related to the unsatisfied portion of the performance obligation as of December 31, 2025 (in thousands):
	2026	2027	2028	2029	2030	Thereafter
Colocation	$579,437	$348,073	$202,618	$113,763	$42,934	$15,619
Interconnection	88,451	44,909	23,581	11,415	4,220	2,882
Other revenue	18,740	14,762	10,627	9,639	8,546	4,940
Total	$686,628	$407,744	$236,826	$134,817	$55,700	$23,441
5. Property and Equipment, Net
Property and equipment, net consisted of the following as of December 31, 2025 and 2024 (in thousands):
	As of December 31,
	2025	2024
Land	$552,915	$336,129
Buildings and improvements	1,725,357	831,512
Finance leases	578,004	633,684
Leasehold improvements	507,773	470,660
Machinery and equipment	859,706	648,596
Construction in progress	223,551	152,691
Computer networking	18,058	15,560
Other	17,120	9,092
Property and equipment, total	4,482,484	3,097,924
Less: accumulated depreciation	(531,395)	(331,784)
Property and equipment, net	$3,951,089	$2,766,140
Depreciation on property and equipment was $217.1 million, $207.7 million and $34.7 million, for the years ended December 31, 2025, 2024 and 2023, respectively, and included in depreciation and amortization expense on the Consolidated Statements of Operations.
6. Goodwill and Intangible Assets, Net
As of December 31, 2025 and 2024 goodwill was $541.5 million and $404.9 million, respectively. The changes in the carrying amount of goodwill during the years ended December 31, 2025 and 2024 are as follows (in thousands):
Balance as of January 1, 2024	$404,893
Impact of foreign currency translation	–
Balance as of December 31, 2024	404,893
2025 Portfolio Acquisition	134,854
Impact of foreign currency translation	1,746
Balance as of December 31, 2025	$541,493

Confidential Treatment Requested by the Registrant
Pursuant to 17 C.F.R. Section 200.83
BIF III US Aggregator (Delaware) LLC
Notes to the Consolidated Financial Statements (Continued)
6. Goodwill and Intangible Assets, Net (Continued)
Intangible assets, net consisted of the following as of December 31, 2025 and 2024 (in thousands):
	As of December 31, 2025			As of December 31, 2024
	Gross Carrying Amount	Accumulated Amortization	Total	Gross Carrying Amount	Accumulated Amortization	Total
Finite-lived intangibles:
Customer Relationships	$572,854	$(154,104)	$418,750	$509,154	$(116,062)	$393,092
Developed Technology	42,000	(28,000)	14,000	42,000	(13,578)	28,422
Lease in place	5,696	(2,742)	2,954	5,696	(1,931)	3,765
IP Addresses	286	(286)	—	286	(236)	50
Patents	450	(29)	421	—	—	—
Total finite-lived intangibles	621,286	(185,161)	436,125	557,136	(131,807)	425,329
Indefinite-lived intangibles:
Trademarks	24	—	24	—	—	—
Internet Domain	150	—	150	—	—	—
Total indefinite-lived intangibles	174	—	174	—	—	—
Total intangibles	$621,460	$(185,161)	$436,299	$557,136	$(131,807)	$425,329
The Company recorded $63.7 million and $372.0 million of intangible assets that were acquired in conjunction with the 2025 Portfolio Acquisition and 2024 Portfolio Acquisition, respectively.
The Company recorded amortization expense on intangible assets of $54.8 million, $51.9 million, and $15.8 million for the years ended December 31, 2025, 2024 and 2023, respectively, which was included in depreciation and amortization expense on the Consolidated Statements of Operations. The Company did not record any impairment charges related to intangible assets for the years ended December 31, 2025, 2024 and 2023.
The Company estimates annual amortization expense for existing intangible assets subject to amortization as follows (in thousands):
For the years ending December 31,
2026	$56,372
2027	42,373
2028	42,373
2029	41,979
2030	41,695
Thereafter	211,333
Estimated future amortization expense of definite-lived intangible assets	$436,125
7. Leases
Lessee Accounting
The Company enters into lease arrangements primarily for data center spaces, office spaces and for certain equipment. The Company determines if an arrangement is or contains a lease at inception. The Company recognizes a right-of-use asset and lease liability on the Consolidated Balance Sheets for all leases with a term

Confidential Treatment Requested by the Registrant
Pursuant to 17 C.F.R. Section 200.83
BIF III US Aggregator (Delaware) LLC
Notes to the Consolidated Financial Statements (Continued)
7. Leases (Continued)
longer than 12 months. Many of the Company’s lease agreements include options to extend the lease, which are not included in the minimum lease payments unless they are reasonably certain to be exercised at lease commencement. Rental expense related to operating leases is recognized on a straight-line basis over the lease term. Operating lease right-of-use assets are presented as Right-of-use assets on the Consolidated Balance Sheets, while finance lease right-of-use assets are included within Property and equipment, net.
The Company subleases certain office space that it does not intend to occupy. The sublease arrangement expires during the year 2030 and provides for escalations of lease payments in the normal course of business.
The components of lease expenses and income for the years ended December 31, 2025, 2024 and 2023 are as follows (in thousands):
	For the years ended December 31,
	2025	2024	2023
Operating lease cost:
Operating lease cost	$90,591	$106,938	$20,657
Finance lease cost:
Amortization of right-of-use assets	41,661	43,390	—
Interest on lease liabilities	39,199	40,529	—
Total finance lease cost	$80,860	$83,919	$—
Short-term lease cost	2,160	935	2,709
Sublease income	(2,026)	(1,966)	—
Total lease cost	$171,585	$189,826	$23,366
In the Company’s Consolidated Statements of Operations, amortization of right-of-use assets under finance leases and interest on finance lease liabilities are included in depreciation and amortization and interest expense, respectively. Operating lease costs for data centers are included in cost of revenues, and operating lease costs for office leases are included in selling, marketing, general and administrative expenses in the Company’s Consolidated Statements of Operations.
For the years ended December 31, 2025, 2024 and 2023, the Company did not record any impairment charges related to right-of-use assets.
Supplemental consolidated cash flow and other information related to leases is as follows (in thousands):
	For the years ended December 31,
	2025	2024	2023
Cash paid for amounts included in the measurement of lease liabilities:
Operating cash flows used by operating leases	$(78,463)	$(85,199)	$(31,496)
Operating cash flows used by finance leases	(39,199)	(40,529)	—
Financing cash flows used by finance leases	(16,132)	(12,424)	—
Right-of-use assets obtained in exchange for new or modified lease obligations:
Operating lease right-of-use assets	$1,792	$472,961	$—
Finance lease right-of-use assets	56,972	787,195	—
Derecognition of right-of-use assets
Operating leases	$127,431	$26,696	$15,690

Confidential Treatment Requested by the Registrant
Pursuant to 17 C.F.R. Section 200.83
BIF III US Aggregator (Delaware) LLC
Notes to the Consolidated Financial Statements (Continued)
7. Leases (Continued)
	For the years ended December 31,
	2025	2024	2023
Finance leases	50,902	314,505	—
Derecognition of lease liabilities
Operating leases	$133,340	$26,348	$36,050
Finance leases	55,612	313,205	—
Weighted average remaining lease term (in years) – operating leases	11	13	17
Weighted average remaining lease term (in years) – finance leases	18	19	N/A
Weighted average discount rate – operating leases	7.1%	7.6%	4.7%
Weighted average discount rate – finance leases	8.4%	9.0%	N/A
Derecognition of right-of-use assets and lease liabilities
During the year ended December 31, 2023, the Company modified and exited certain lease arrangements associated with sites it was vacating. In connection with these exits, the Company derecognized the related right-of-use assets and lease liabilities. The resulting net difference of $20.4 million between the carrying amounts was recognized as a gain on lease modification and is included in transaction and other costs in the Consolidated Statements of Operations for the year ended December 31, 2023.
Immediately following the 2024 Portfolio Acquisition, the Company acquired the underlying properties associated with certain operating and finance leases. Upon acquisition of the underlying properties, the Company derecognized the related right-of-use assets and lease liabilities. The resulting difference of $1.6 million between the carrying amounts, which primarily related to prepaid rent balances, was recognized as a loss on lease modification and is included in other income (loss), net in the Consolidated Statements of Operations for the year ended December 31, 2024.
In connection with the 2025 Portfolio Acquisition, the Company settled a pre-existing relationship related to lease arrangements under which it was the lessee, resulting in a $2.4 million decrease to the purchase price. During the year ended December 31, 2025, the Company also acquired the underlying data centers subject to certain of these leases for an aggregate purchase price of $300.6 million. Upon acquisition of the underlying properties, the Company derecognized the associated right-of-use assets and lease liabilities. The resulting difference of $10.6 million between the carrying amounts of the right-of-use assets and the corresponding lease liabilities was recorded as an adjustment to the basis of the acquired properties.
As of December 31, 2025, maturities of lease liabilities were as follows (in thousands):
For the years ending December 31,	Operating Leases	Finance Leases
2026	$68,461	$48,433
2027	68,858	41,638
2028	70,241	38,362
2029	67,948	39,274
2030	54,744	40,209
Thereafter	303,291	752,386
Total lease payments	$633,543	$960,302
Imputed interest	(200,211)	(516,918)
Total lease liabilities	$433,332	$443,384

Confidential Treatment Requested by the Registrant
Pursuant to 17 C.F.R. Section 200.83
BIF III US Aggregator (Delaware) LLC
Notes to the Consolidated Financial Statements (Continued)
7. Leases (Continued)
Lessor Accounting
Our leases generally have non-cancelable initial lease terms ranging from five to ten years and may include options to extend or renew the lease for additional periods. Lease payments typically consist of fixed payments, including contractual rent escalation provisions, and, for certain leases, variable lease payments. Variable lease payments are primarily based on usage or other factors specified in the lease agreements and are billed in arrears based on actual consumption. The lease arrangements do not contain purchase options.
A summary of minimum lease payments due from our customers under operating leases of colocation space within data center environments, as well as other facilities leased under triple net arrangements are shown below. These amounts do not reflect future rental revenues from renewal or replacement of existing leases unless we are reasonably certain we will exercise the option or the lessee has the sole ability to exercise the option. Reimbursements of operating expenses and variable rent increases are excluded from the table below.
The components of operating lease income for the years ended December 31, 2025, 2024, and 2023 are as follows (in thousands):
	For the years ended December 31,
	2025	2024	2023
Fixed lease revenue	$136,295	$50,047	$38,305
Variable lease revenue	21,831	10,669	2,008
Total operating lease revenue	$158,126	$60,716	$40,313
Future minimum lease receipts for operating leases under Topic 842 as of December 31, 2025 are as follows (in thousands):
For the years ending December 31,
2026	$167,959
2027	193,401
2028	188,535
2029	184,594
2030	158,224
Thereafter	199,860
Total minimum lease receipts	$1,092,573
Property and equipment, net underlying operating lease income consisted of the following as of December 31, 2025 and 2024 (in thousands):
	As of December 31,
	2025	2024
Land	$88,009	$62,871
Buildings and improvements	423,798	241,773
Leasehold improvements	66,473	63,810
Machinery and equipment	169,427	60,801
Computer networking	280	27
Other	75	75
Property and equipment, total	$748,062	$429,357
Less: accumulated depreciation	(47,316)	(25,277)
Property and equipment, net	$700,746	$404,080

Confidential Treatment Requested by the Registrant
Pursuant to 17 C.F.R. Section 200.83
BIF III US Aggregator (Delaware) LLC
Notes to the Consolidated Financial Statements (Continued)
7. Leases (Continued)
Depreciation on property and equipment underlying operating leases was $22.0 million, $13.4 million and $2.0 million, for the years ended December 31, 2025, 2024, and 2023, respectively, and included in depreciation and amortization expense on the Consolidated Statements of Operations.
8. Other Current Assets and Accrued Expenses
The components of certain Consolidated Balance Sheets accounts are as follows (in thousands):
	As of December 31,
	2025	2024
Other current assets:
Contract assets, current	$26,588	$15,744
Deferred rent	2,460	9,157
Deferred commissions	12,272	3,414
Indemnification asset	16,413	—
Other	15,574	3,840
Total other current assets	$73,307	$32,155
	As of December 31,
	2025	2024
Accrued expenses:
Compensation	$29,775	$35,876
Property and other taxes	41,418	32,147
Utilities	23,285	31,352
Transition service agreement liability	96	10,297
Acquisition related obligation	—	6,070
Interest payable	5,290	5,998
Rent	969	5,654
Professional fees	665	1,493
Refund liabilities	11,943	7,999
Other	15,165	15,000
Total accrued expenses	$128,606	$151,886
9. Derivatives
The Company is party to various interest rate swap agreements designated and qualifying as cash flow hedges of the Company’s forecasted variable interest cash flows. The Company partially terminated two swap agreements associated with the 2022 Mortgage Note and 2018 Term Loan Facility during the twelve months ended December 31, 2023. During the twelve months ended December 31, 2024, the two swap agreements outstanding from prior year were fully terminated, five new swap agreements were entered into, and four of the new swap agreements were partially terminated. During the twelve months ended December 31, 2025, all five swap agreements outstanding from prior year were fully terminated. As a result, the Company recorded gains (losses) from derivative instruments in interest expense of $0.1 million, $33.7 million, and $(2.2) million during the years ended December 31, 2025, 2024 and 2023, respectively. The Company expects $0.7 million to be reclassified from accumulated other comprehensive income to earnings during the subsequent twelve months ending December 31, 2026.
On January 12, 2024, the Company entered into interest rate swap agreements to hedge exposure to floating interest rates on the 2024 Term Loan Facility (as defined in Note 10—Debt). In March 2024, the Company

Confidential Treatment Requested by the Registrant
Pursuant to 17 C.F.R. Section 200.83
BIF III US Aggregator (Delaware) LLC
Notes to the Consolidated Financial Statements (Continued)
9. Derivatives (Continued)
modified its interest rate swap agreements to increase the notional amount in connection with an increase in committed debt financing. On October 17, 2024, the Company reduced the notional amount of the interest rate swaps to align with a partial paydown of the 2024 Term Loan Facility. As of December 31, 2024, the Company had $1.2 billion of notional amount in outstanding designated interest rate swaps with third parties. As of December 31, 2025, there were no outstanding designated interest rate swaps with third parties. All interest rate swaps are highly effective.
The following table presents a roll-forward of interest rate swaps recognized in accumulated other comprehensive income (“AOCI”) (in thousands):
	For the years ended December 31,
	2025	2024	2023
Balance, beginning of period	$16,860	$34,734	$39,871
Total amount recorded in AOCI	(20,071)	15,817	(7,324)
Amount reclassified from AOCI to income	(121)	(33,691)	2,187
Balance, end of period	$(3,332)	$16,860	$34,734
10. Debt
The Company’s total debt obligations are as follows (in thousands):
	Maturities(1)	Effective Interest Rates(2)	December 31, 2025	December 31, 2024
2020 Asset-Backed Secured Note 2 A-2	October 2027	5.13%	$250,000	$—
2021 Asset-Backed Secured Note 1 B	May 2028	5.95%	61,000	—
2021 Asset-Backed Secured Note 1 C	May 2028	8.39%	41,000	—
2021 Fund Revolving Credit Facility	June 2027(3)	—%	—	25,136
2022 Asset-Backed Secured Note 1 A-2	April 2029	5.27%	120,000	—
2022 Asset-Backed Secured Note 1 B	April 2029	5.96%	51,000	—
2024 Term Loan Facility	January 2026	—%	—	1,243,640
2024 Revolving Credit Facility	December 2026(4)	—%	659,000	148,000
Series 2024-1 VFN	October 2029	—%	75,000	—
2024 Asset-Backed Secured Note 1 A-2	October 2029	7.07%	400,000	400,000
2024 Asset-Backed Secured Note 2 A-2	October 2031	7.31%	400,000	400,000
2024 Asset-Backed Secured Note 1 B	October 2029	7.77%	85,000	85,000
2025 Asset-Backed Secured Note 1 A-2	March 2030	6.60%	445,000	—
2025 Asset-Backed Secured Note 2 A-2	March 2032	6.88%	440,000	—
2025 Asset-Backed Secured Note 1 B	March 2030	7.24%	55,000	—
2025 Asset-Backed Secured Note 3 A-2	August 2030	6.46%	395,000	—
2025 Asset-Backed Secured Note 4 A-2	August 2032	6.78%	390,000	—
2025 Asset-Backed Secured Note 3 B	August 2030	6.90%	30,000	—
2025 Asset-Backed Secured Note 5 A-2	December 2029	6.40%	150,000	—
2025 Asset-Backed Secured Note 6 A-2	December 2030	6.40%	335,000	—
2025 Asset-Backed Secured Note 7 A-2	December 2032	6.60%	575,000	—
2025 Asset-Backed Secured Note 6 B	December 2030	7.39%	40,000	—

Confidential Treatment Requested by the Registrant
Pursuant to 17 C.F.R. Section 200.83
BIF III US Aggregator (Delaware) LLC
Notes to the Consolidated Financial Statements (Continued)
10. Debt (Continued)
	Maturities(1)	Effective Interest Rates(2)	December 31, 2025	December 31, 2024
Total Principal debt			4,997,000	2,301,776
Less: unamortized debt issuance costs			(241,447)	(90,893)
Total debt, net of unamortized discount and issuance costs			4,755,553	2,210,883
Less: debt, current portion			—	(25,136)
Total long-term debt, net of current			$4,755,553	$2,185,747

(1)
For the asset-backed secured notes, the maturity is the anticipated repayment date.

(2)
Includes amortization of debt premiums (discounts) and debt issuance costs and the impact of interest rate swap instruments.

(3)
The maturity date for the drawn balance that is outstanding as of December 31, 2024 is January 2025.

(4)
The 2024 Revolving Credit Facility has a maturity of December 2026, with provision for two successive terms of one year each, subject to certain conditions. The Company intends to extend the maturity for at least one year.

As of December 31, 2025, the future principal payments for the Company’s debt were as follows (in thousands):
For the years ending December 31,
2026	$—
2027	909,000
2028	102,000
2029	881,000
2030	1,300,000
Thereafter	1,805,000
Total	$4,997,000
For the years ended December 31, 2025, 2024 and 2023, total interest expense for the Company’s debt obligations were as follows (in thousands):
	For the years ended December 31,
	2025	2024	2023
Stated interest expense(1)	$173,492	$154,450	$40,939
Amortization of deferred financing costs	29,012	23,939	3,044
Total	$202,504	$178,389	$43,983

(1)
Includes interest rate swap settlements in the amount of $3.5 million, $28.9 million, and $12.9 million as a reduction of stated interest expense for the years ended December 31, 2025, 2024 and 2023, respectively.

2018 Term Loan Facility
On December 31, 2018, the Company, through a wholly owned indirect subsidiary, entered into a credit agreement with a group of lenders for a $550.0 million senior secured term loan facility maturing on December 31, 2025 (the “2018 Term Loan Facility”). The 2018 Term Loan Facility also included a revolving credit facility. The Company is required to repay the 2018 Term Loan Facility at the rate of 1.00% of the original principal amount per annum with the remaining balance to be repaid in full at its maturity. The 2018 Term Loan Facility bears interest at a rate based on the London Inter-bank Offered Rate (“LIBOR”) plus a margin that can vary from 3.25% to 3.75%.

Confidential Treatment Requested by the Registrant
Pursuant to 17 C.F.R. Section 200.83
BIF III US Aggregator (Delaware) LLC
Notes to the Consolidated Financial Statements (Continued)
10. Debt (Continued)
In 2021, the Company began repurchasing the 2018 Term Loan Facility directly from third party debt holders in multiple transactions cumulatively totaling $166.8 million. During the year ending December 31, 2023, the Company repurchased $33.9 million, resulting in a $9.8 million gain. No amount was repurchased in the year ending December 31, 2024.
In conjunction with the 2024 Term Loan Facility and 2024 Revolving Credit Facility, the Company extinguished its 2018 Term Loan Facility and therefore as of December 31, 2025 and 2024 there is no balance outstanding. This was treated as a debt extinguishment. In accordance with debt extinguishment accounting rules, in 2024, the Company recorded $3.1 million in debt extinguishment costs in the Consolidated Statements of Operations related to the write-off of all unamortized deferred debt issuance costs that were related to the 2018 Term Loan Facility.
2018 Revolving Credit Facility
On December 31, 2018, the Company, through a wholly owned indirect subsidiary, entered into the Revolving Facility (the “2018 Revolving Credit Facility”) which allows the Company to borrow, repay and re-borrow over its term, in an agreement principal amount of up to $50.0 million. As a part of the 2018 Revolving Credit Facility there is a sub-limit restriction for the issuance of letters of credit of up to $25.0 million at any one time. Borrowings under the Revolving Facility bear interest at the option of the Company at a rate based on LIBOR plus a margin that can vary from 2.75% to 3.25% or, alternate base rate (“ABR”) plus a margin that can vary from 1.75% and 2.25%. The Company is required to pay 0.50% per annum on the average daily unused portion of the 2018 Revolving Credit Facility, payable quarterly in arrears. The Company is required to pay a per annum letter of credit fee equal to the applicable spread over adjusted LIBOR. The credit agreement was amended to account for the LIBOR to Secured Overnight Financing Rate (“SOFR”) transition.
In conjunction with the 2024 Term Loan Facility and 2024 Revolving Credit Facility, the Company extinguished its 2018 Revolving Credit Facility and therefore as of December 31, 2025 and 2024 there is no balance outstanding.
2021 Fund Revolving Credit Facility
Under a revolving credit agreement entered into by investment funds affiliated with Brookfield Corporation, BIF III US Aggregator (Delaware) LLC is jointly and severally liable, as a named borrower, for obligations under the facility (the “2021 Fund Revolving Credit Facility”), which allows the Company to borrow, repay and re-borrow over its term. Typically, the Company rolls the drawn balance on a month-by-month basis. As of December 31, 2025, total commitments under the subscription credit facility were $500.0 million.
The facility includes a letter of credit sub-limit equal to 50% of total commitments. Borrowings bear interest at SOFR plus 1.75% per annum (December 31, 2024 and 2023: SOFR plus 1.95%) and are subject to a commitment fee on the average daily unused portion of the commitments equal to 0.25% per annum when unused commitments exceed 50% of total commitments and 0.20% per annum when unused commitments are 50% or less (December 31, 2024 and 2023: 0.25%). Letters of credit bear a fee equal to the applicable margin of 1.75% per annum on the daily undrawn amount, plus a customary fronting fee.
On June 20, 2025, investment funds affiliated with Brookfield Corporation entered into an amended revolving credit facility agreement, extending the maturity of the subscription credit facility for the 2021 Fund Revolving Credit Facility from June 20, 2025 to June 17, 2027. On October 31, 2025, investment funds affiliated with Brookfield Corporation entered into another amended revolving credit facility where borrowings under the amended facility bear interest at SOFR plus 1.75% per annum and increased the total commitments to up to $500.0 million during a temporary period, reducing to $400.0 million on January 9, 2026.

Confidential Treatment Requested by the Registrant
Pursuant to 17 C.F.R. Section 200.83
BIF III US Aggregator (Delaware) LLC
Notes to the Consolidated Financial Statements (Continued)
10. Debt (Continued)
As of December 31, 2025, there was no balance outstanding by BIF III US Aggregator (Delaware) LLC on the 2021 Fund Revolving Credit Facility. As of December 31, 2024, the outstanding borrowings by BIF III US Aggregator (Delaware) LLC on the 2021 Fund Revolving Credit Facility were $25.1 million. As of December 31, 2025 and 2024, the total outstanding borrowings on the 2021 Fund Revolving Credit Facility by all of its loan parties were $12.2 million and $70.6 million, respectively.
As of December 31, 2025 and 2024, the Company was in compliance with all financial covenants and requirements related to the 2021 Revolving Credit Facility.
2022 Mortgage Note
On November 1, 2022, the Company, through a wholly owned indirect subsidiary, entered into a credit agreement under which the Company obtained a mortgage note payable (the “2022 Mortgage Note”) secured by all of the data center property located at 11830 Webb Chapel Road, Dallas, Texas in addition to an assignment of rents. The 2022 Mortgage Note has a principal balance of $110.0 million and is set to mature November 1, 2025. The 2022 Mortgage Note bears interest at three-month SOFR. Monthly payments consist of interest only with principal due upon maturity.
The 2022 Mortgage Note is guaranteed by the wholly owned indirect subsidiary.
In conjunction with the 2024 Term Loan Facility and 2024 Revolving Credit Facility, the Company extinguished its 2022 Mortgage Note and therefore as of December 31, 2025 and 2024 there is no balance outstanding. This was treated as a debt extinguishment. In accordance with debt extinguishment accounting rules, the Company recorded $1.5 million in debt extinguishment costs in the Consolidated Statements of Operations related to the write-off of all unamortized deferred debt issuance costs that were related to the 2022 Mortgage Note.
2024 Term Loan Facility
On January 12, 2024, certain subsidiaries of the Company, entered into a Loan Agreement (the “2024 Term Loan Agreement”) with Wells Fargo Bank, National Association (“Wells Fargo”) and TD Securities (USA) LLC (“TD”) (the “2024 Term Loan”). Pursuant to the 2024 Term Loan Agreement, the Company received a two-year term loan in an aggregate principal amount equal to $1,965.9 million. The 2024 Term Loan Facility bears interest at a rate based on the SOFR plus 3.75% with 25.0 basis point step up at month 13 and every 6 months thereafter until maturity of the original principal amount per annum. The 2024 Term Loan matures January 12, 2026, with provision for two successive terms of six months each, subject to certain conditions.
On March 1, 2024, the Company amended its 2024 Term Loan Agreement to increase the principal amount of loan by $33.0 million.
On October 17, 2024, in conjunction with the asset-backed securitization transaction, the Company prepaid outstanding principal of $755.2 million under the 2024 Term Loan Facility. In conjunction with the debt repayment the Company recognized a debt extinguishment charge of $10.3 million.
As of December 31, 2024, the Company’s debt obligation under the 2024 Term Loan Facility was $1,243.6 million net of unamortized deferred issuance cost of $12.8 million.
On March 11, 2025, the Company prepaid outstanding principal of $646.7 million under the 2024 Term Loan Facility. In conjunction with the debt repayment the Company recognized a debt extinguishment charge of $5.3 million.
On August 21, 2025, in conjunction with the asset-backed borrowings, the Company prepaid outstanding principal of $431.3 million under the 2024 Term Loan Facility. In conjunction with the debt repayment the Company recognized a debt extinguishment charge of $1.6 million.

Confidential Treatment Requested by the Registrant
Pursuant to 17 C.F.R. Section 200.83
BIF III US Aggregator (Delaware) LLC
Notes to the Consolidated Financial Statements (Continued)
10. Debt (Continued)
On December 4, 2025, in conjunction with the asset-backed borrowings, the Company prepaid outstanding principal of $165.6 million under the 2024 Term Loan Facility. In conjunction with the debt repayment the Company recognized a debt extinguishment charge of $0.2 million. As a result, the Company has fully paid down the 2024 Term Loan Facility.
As of December 31, 2025 and 2024, the Company was in compliance with all financial covenants and requirements related to the 2024 Term Loan Facility. The 2024 Term Loan Facility requires a minimum debt yield which is tested on a quarterly basis.
2024 Revolving Credit Facility
On January 12, 2024, certain subsidiaries of the Company entered into a Revolving Credit Facility (the “2024 Revolving Credit Facility”) with Wells Fargo Securities, LLC and TD. The 2024 Revolving Credit Facility provided for revolving loans in an aggregate principal amount of up to $200.0 million over a three-year term. As a part of the 2024 Revolving Facility there is a sub-limit restriction for the issuance of letters of credit of up to $50.0 million at any one time. Borrowings under the 2024 Revolving Credit Facility bear interest of SOFR plus a margin of 4.25% and the Company is required to pay 0.75% per annum on the average daily unused portion of the 2024 Revolving Credit Facility. The Company is required to pay a 4.50% per annum letter of credit fee.
On February 28, 2025, the Company amended the 2024 Revolving Credit Facility to increase total commitments from $200.0 million to $300.0 million and to reduce the applicable interest rate margin from SOFR plus 4.25% to SOFR plus 3.00%.
On December 22, 2025, the Company closed a $500.0 million upsize to the 2024 Revolving Credit Facility with a maturity of December 2026, with provision for two successive terms of one year each, subject to certain conditions. The Company intends to extend the maturity for at least one year. The upsize also included an amendment to the Company’s financial covenants.
As of December 31, 2025 and 2024, the outstanding balance on the 2024 Revolving Credit Facility was $659.0 million and $148.0 million, respectively.
As of December 31, 2025 and 2024, the Company was in compliance with all financial covenants and requirements related to the 2024 Revolving Credit Facility. Following the upsize completed in December 2025, the 2024 Revolving Credit Facility requires a maximum loan to value ratio, which is tested on a quarterly basis. Management monitors compliance with these covenants on an ongoing basis.
Asset-Backed Notes
On October 17, 2024, certain subsidiaries of the Company completed an asset-backed securitization transaction totaling $885.0 million. The Company issued two series of fixed-rate notes—Series 2024-1 and Series 2024-2 (together, the “Series 2024-1/2 Notes”) pursuant to an indenture (the “2024 Indenture”). Net proceeds from the issuance were used to refinance the existing term loan, pay transaction costs, and for general corporate purposes.
On March 20, 2025, certain subsidiaries of the Company completed an asset-backed securitization transaction totaling $940.0 million. The Company issued two series of fixed-rate notes—Series 2025-1 and Series 2025-2 (together, the “Series 2025-1/2 Notes”) pursuant to a series supplement to the 2024 Indenture. Net proceeds from the issuance were used to repay outstanding indebtedness and for general corporate purposes.
On August 21, 2025, certain subsidiaries of the Company completed an asset-backed securitization transaction totaling $815.0 million. The Company issued two series of fixed-rate notes—Series 2025-3 and Series 2025-4 (together, the “Series 2025-3/4 Notes”) pursuant to a series supplement to the 2024 Indenture. Net proceeds from the issuance were used to repay outstanding indebtedness and for general corporate purposes.

Confidential Treatment Requested by the Registrant
Pursuant to 17 C.F.R. Section 200.83
BIF III US Aggregator (Delaware) LLC
Notes to the Consolidated Financial Statements (Continued)
10. Debt (Continued)
On October 1, 2025, as a result of the 2025 Portfolio Acquisition, the Company acquired three series of fixed-rate notes—Series 2020-1/2 Notes, Series 2021-1 Notes, and Series 2022-1 Notes for a total of $743.0 million. The Series 2020-1/2 Notes, Series 2021-1 Notes and Series 2022-1 Notes are governed by an indenture (the “2020 Indenture”). See Note 3—Business Combinations for more information.
On December 4, 2025, certain subsidiaries of the Company completed an asset-backed securitization transaction totaling $1,100.0 million. The Company issued three series of fixed-rate notes—Series 2025-5, Series 2025-6 and Series 2025-7 (together, the “Series 2025-5/6/7 Notes”) pursuant to a series supplement to the 2024 Indenture. Net proceeds from the issuance were used to repay outstanding indebtedness and for general corporate purposes.
On December 4, 2025, in conjunction with the Series 2025-5/6/7 Notes, the Company paid off $220.0 million of Series 2020-1/2 Notes. Therefore, for the Series 2020-1/2 Notes, only the Series 2020-2 Notes are outstanding as of December 31, 2025.
The Series 2020-2 Notes, Series 2021-1 Notes, Series 2022-1 Notes, Series 2024-1/2 Notes, Series 2025-1/2 Notes, Series 2025-3/4 Notes, and Series 2025-5/6/7 Notes (collectively, the “Asset-Backed Secured Notes”) are each secured by a separate and distinct collateral pool consisting of multi-tenant enterprise data centers, held in both fee simple and leasehold interests.
The Asset-Backed Secured Notes were issued in the following tranches (dollars in thousands):
Series	Class	Initial Principal Amount	Note Principal Balance	Coupon Rate	Anticipated Repayment Date
2020-2	A-2	$250,000	$250,000	2.50%	October 2027
2021-1	B	$61,000	$61,000	3.60%	May 2028
2021-1	C	$41,000	$41,000	5.60%	May 2028
2022-1	A-2	$120,000	$120,000	4.60%	April 2029
2022-1	B	$51,000	$51,000	5.10%	April 2029
2024-1	A-2	$400,000	$400,000	5.20%	October 2029
2024-1	B	$85,000	$85,000	5.60%	October 2029
2024-2	A-2	$400,000	$400,000	5.40%	October 2031
2025-1	A-2	$445,000	$445,000	5.50%	March 2030
2025-2	A-2	$440,000	$440,000	5.70%	March 2032
2025-1	B	$55,000	$55,000	5.90%	March 2030
2025-3	A-2	$395,000	$395,000	5.00%	August 2030
2025-4	A-2	$390,000	$390,000	5.20%	August 2032
2025-3	B	$30,000	$30,000	5.40%	August 2030
2025-5	A-2	$150,000	$150,000	5.30%	December 2029
2025-6	A-2	$335,000	$335,000	5.30%	December 2030
2025-7	A-2	$575,000	$575,000	5.80%	December 2032
2025-6	B	$40,000	$40,000	5.85%	December 2030
The Asset-Backed Secured Notes are classified as long-term debt, net of deferred financing costs in the Consolidated Balance Sheets.
Interest expense on the Asset-Backed Secured Notes is recognized using the effective interest method. Direct costs incurred in connection with the issuance of the Asset-Backed Secured Notes are capitalized as deferred

Confidential Treatment Requested by the Registrant
Pursuant to 17 C.F.R. Section 200.83
BIF III US Aggregator (Delaware) LLC
Notes to the Consolidated Financial Statements (Continued)
10. Debt (Continued)
financing costs and amortized over the expected life of the related debt using the effective interest method. As of December 31, 2025, the Company had unamortized deferred financing costs of $11.3 million, $5.7 million, $3.7 million, $67.0 million, $46.9 million, $57.7 million, and $49.2 million which are presented as a direct deduction from the carrying amount of the Series 2020-2 Notes, Series 2021-1 Notes, Series 2022-1 Notes, Series 2024-1/2 Notes, Series 2025-1/2 Notes, Series 2025-3/4 Notes, and Series 2025-5/6/7, respectively, in the Consolidated Balance Sheets. As of December 31, 2024, the Company had unamortized deferred financing costs of $78.1 million which are presented as a direct deduction from the carrying amount of the Series 2024-1/2 Notes in the Consolidated Balance Sheets.
As of December 31, 2025 and 2024, the Company was in compliance with all financial covenants and requirements related to its Asset-Backed Secured Notes. The agreements each contain requirements related to a minimum debt service coverage ratio and a minimum loan-to-value ratio, both of which are tested monthly and could increase restricted cash requirements if prescribed levels are not met. Management monitors compliance with these covenants on an ongoing basis.
Variable Funding Note
The 2024 Indenture provided for $100.0 million of asset-backed, floating rate Series 2024-1 Secured Data Center Revenue Variable Funding Note (the “Series 2024-1 VFN” or “Variable Funding Note”) over a five-year term. On August 21, 2025, the Company entered into an amendment whereby the Company increased the sub-limit restriction for the issuance of letters of credit of up to $25.0 million at any one time from $15.0 million at any one time. The applicable interest rate is equal to the SOFR plus 2.45%. The Company is required to pay 0.50% per annum on the average daily unused portion of the Variable Funding Note. The Company is required to pay a 2.00% per annum letter of credit fee.
As of December 31, 2024, there were no amounts outstanding under the Series 2024-1 VFN. The Series 2024-1 VFN has a revolving note structure and is intended to be used primarily for general corporate purposes, including working capital needs for the multi-tenant data centers securing the Series 2024-1/2 Notes, Series 2025-1/2 Notes, Series 2025-3/4 Notes and Series 2025-5/6/7 Notes.
As of December 31, 2025, the outstanding balance on the Series 2024-1 VFN was $75.0 million.
As of December 31, 2025, the Company was in compliance with all financial covenants and requirements related to the Series 2024-1 VFN. The agreement also includes requirements related to a minimum debt service coverage ratio and a minimum loan-to-value ratio, both of which are tested monthly and could increase restricted cash requirements if prescribed levels are not met. Management monitors compliance with these covenants on an ongoing basis.
11. Employee Benefits
The Company assumed a qualified defined benefit plan (the “Pension Plan”) covering a portion of the U.S Company’s employees. Benefits accrue to eligible employees based on years of service and compensation. The Company also assumed post-employment benefit plan other than pensions (the “OPEB”) for the associated employees. The plan is provided to certain domestic employees who meet specific age, participation and length of service requirements at the time of retirement.
The plans’ benefit obligations, asset fair values and funded status as of December 31, 2025 were $7.0 million, $4.0 million, and $(3.0) million, respectively. The plans’ benefit obligations, asset fair values and funded status as of December 31, 2024 were $7.1 million, $4.8 million, and $(2.2) million, respectively. The total expense/(benefit) related to these plans were $2.0 million, $(1.6) million, and $(0.2) million in the years ended December 31, 2025, 2024 and 2023, respectively. Additionally, the net periodic pension and postretirement health benefit costs for the years ended December 31, 2025, 2024 and 2023 were not material, both in aggregate

Confidential Treatment Requested by the Registrant
Pursuant to 17 C.F.R. Section 200.83
BIF III US Aggregator (Delaware) LLC
Notes to the Consolidated Financial Statements (Continued)
11. Employee Benefits (Continued)
and for each component individually, including service costs, interest costs, expected return on plan assets, gains and losses and amortization of prior service cost/credit.
The Company intends to terminate the Pension Plan in 2026.
12. Member’s Interest
Pursuant to the BIF III US Aggregator (Delaware) LLC agreement (“LLC Agreement”), the Company is authorized to issue a single class of member’s interest which are designated as common unit. As of December 31, 2025, 2024 and 2023, the Company issued 484,000,000 units. The common units represent the only class of member’s equity interests authorized and outstanding. The Company does not have preferred equity or multiple classes of member’s interests.
Each common unit represents a unit of limited liability company interest and entitles the holder to one vote per unit, allocations of profits and losses, and distributions of available earnings, in proportion to ownership of common units, in accordance with the LLC Agreement and applicable law.
In 2023, the Company entered into a joint venture with Archer Datacenters SPE 1 LLC (“Archer Datacenters”) to develop a new data center, which resulted in non-controlling interests (“NCI”). During 2024, the Company acquired all remaining NCI from Archer Datacenters for $9.1 million. As a result, no remaining NCI existed as of December 31, 2025 and 2024.
13. Income Taxes
The components of the (loss) income before income taxes for the years ended December 31, 2025, 2024 and 2023 were as follows (in thousands):
	For the years ended December 31,
	2025	2024	2023
Domestic operations	$(140,115)	$320,262	$(76,968)
Foreign operations	1,696	(6,260)	(1,696)
Total (loss) income before taxes	$(138,419)	$314,002	$(78,664)
The income tax benefit (expense) from continuing operations for the years ended December 31, 2025, 2024 and 2023 consists of the following (in thousands):
	For the years ended December 31,
	2025	2024	2023
Federal:
Current	$2,141	$547	$—
Deferred	25,714	134,745	(715)
Total federal benefit (expense)	27,855	135,292	(715)
Foreign:
Current	(2,730)	(924)	115
Deferred	2,328	2,352	—
Total foreign	(402)	1,428	115
State and local:
Current	(644)	(849)	(276)
Deferred	(8,294)	8,668	(156)

Confidential Treatment Requested by the Registrant
Pursuant to 17 C.F.R. Section 200.83
BIF III US Aggregator (Delaware) LLC
Notes to the Consolidated Financial Statements (Continued)
13. Income Taxes (Continued)
	For the years ended December 31,
	2025	2024	2023
Total state and local	(8,938)	7,819	(432)
Total income tax benefit (expense)	$18,515	$144,539	$(1,032)

The following table presents the reconciliation of the statutory federal income tax rate to the Company’s effective tax rate for the year ended December 31, 2025:
	For the year ended December 31, 2025
	Amounts	%
U.S. federal statutory income tax rate	$29,068	21%
State and local income taxes(1)	(7,007)	(5)%
Foreign Operations	(45)	—%
Non-deductible expenditures	(89)	—%
Change in valuation allowance	(3,412)	(3)%
Total income tax benefit (expense)	$18,515	13%

(1)
State taxes in California, New Jersey and Illinois made up the majority (greater than 50%) of the tax effect in this category.

The following table presents the reconciliation of the statutory federal income tax rate to the Company’s effective tax rate for the years ended December 31, 2024 and 2023:
	For the years ended December 31,
	2024	2023
U.S. federal statutory income tax rate	$(65,940)	$16,519
State and local income taxes	6,177	(341)
Foreign Operations	113	(241)
Non-deductible expenditures	(1,540)	(2,159)
Bargain gain	114,707	—
Change in valuation allowance	91,022	(14,810)
Total income tax benefit (expense)	$144,539	$(1,032)
Effective income tax rate	(46)%	(1)%
The following table presents the income taxes paid, net of refunds, disaggregated by jurisdiction for the year ended December 31, 2025:
As of December 31, 2025
U.S. Federal	$165
U.S. State
Florida	215
New Jersey	262
Texas	248
Other State Jurisdictions	61

Confidential Treatment Requested by the Registrant
Pursuant to 17 C.F.R. Section 200.83
BIF III US Aggregator (Delaware) LLC
Notes to the Consolidated Financial Statements (Continued)
13. Income Taxes (Continued)
As of December 31, 2025
Foreign
Canada	1,731
Germany	(657)
Other Foreign Jurisdictions	9
Total income tax payments, net of refunds	$2,035

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The Company’s deferred tax assets and liabilities as of December 31, 2025 and 2024 were as follows (in thousands):
	As of December 31,
(in thousands)	2025	2024
Deferred tax assets:
Net operating loss carryforward	$156,051	$118,392
Interest expense limitation carryforward	85,509	73,781
Reserves / accrued liabilities	17,929	15,298
Lease obligations	79,072	154,578
Other	—	—
Gross deferred tax assets	338,561	362,049
Valuation allowance	(71,600)	(49,069)
Total deferred tax assets, net of valuation allowance	266,961	312,980
Deferred tax liabilities:
Goodwill and intangible assets	(90,776)	(82,154)
Right-of-use asset	(91,226)	(192,923)
Property and equipment	(241,316)	(111,362)
Hedge assets / liabilities	345	(4,432)
Other	(9,588)	(8,760)
Net deferred tax assets (liabilities), net of valuation allowance	$(165,600)	$(86,651)
As of December 31, 2025 and 2024, the Company had undistributed foreign earnings which the Company intends to either reinvest indefinitely or distribute in a tax-free manner. With respect to the balance of earnings the Company intends to reinvest indefinitely as of December 31, 2025, the Company does not expect to incur US federal, state, local or foreign withholding taxes on the balance of these unremitted earnings as management plans to indefinitely reinvest these earnings overseas. In the event the Company determines not to continue to assert that all or part of its undistributed foreign earnings are permanently reinvested, such a determination in the future could result in the accrual and payment of additional foreign withholding taxes and US taxes on currency transaction gains and losses, the determination of which is not practicable due to the complexities associated with the hypothetical calculation.
As of December 31, 2025, the Company has U.S. federal net operating loss (“NOL”) carryforwards of $118.2 million generated in tax years 2018 through 2025, of which all will carry forward indefinitely. The Company has state and local NOL carryforwards of $24.7 million, of which the majority has a 20 year

Confidential Treatment Requested by the Registrant
Pursuant to 17 C.F.R. Section 200.83
BIF III US Aggregator (Delaware) LLC
Notes to the Consolidated Financial Statements (Continued)
13. Income Taxes (Continued)
carryforward period. Additionally, the Company has foreign NOL carryforwards of $13.1 million, of which the carryforward period varies from five years to indefinite.
We record valuation allowances against deferred income tax assets when we determine that it is more likely than not that such deferred income tax assets will not be realized based upon all the available evidence. As of December 31, 2025, the Company has recorded a valuation allowance of $34.1 million, $30.8 million and $6.7 million for US Federal, US State and Foreign, respectively for the portion of the deferred tax asset that did not meet the more-likely-than-not realization criteria.
The Company does not have any unrecorded uncertain tax positions (“UTPs”) as of December 31, 2025, 2024 and 2023. While the Company currently does not have any UTPs, it is foreseeable that the calculation of the Company’s tax liabilities may involve dealing with uncertainties in the application of complex tax laws and regulations in a multitude of jurisdictions across the Company’s global operations. Topic 740 states that a tax benefit from an uncertain tax position may be recognized when it is more-likely-than-not that the position will be sustained upon examination, including resolutions of any related appeals or litigation processes, on the basis of the technical merits. Upon identification of a UTP, the Company would (1) record the UTP as a liability in accordance with Topic 740 and (2) adjust these liabilities if/when management’s judgment changes as a result of the evaluation of new information not previously available. Ultimate resolution of UTPs may produce a result that is materially different from an entity’s estimate of the potential liability. In accordance with Topic 740, the Company would reflect these differences as increases or decreases to income tax expense in the period in which new information is available.
The Company is subject to taxation in the United States and various foreign jurisdictions. As of December 31, 2025, the Company is not currently under audit in any foreign or domestic jurisdiction.
14. Commitments and Contingencies
Guarantees and Indemnifications
In connection with the 2025 Portfolio Acquisition, the Company maintains credit support agreements in the aggregate amount of $18.6 million with certain utility providers. As of December 31, 2025, a portion of such credit support is subject to renewal in the near term, with the remainder in effect through the fourth quarter of 2026. As of December 31, 2025, no renewal or replacement agreement has been negotiated.
Legal Contingencies
From time to time the Company is involved in certain legal proceedings and claims which arise in the ordinary course of business. It is the Company’s policy to accrue for amounts related to these legal matters if it is probable that a liability has been incurred and the amount is reasonably estimable. In the opinion of the management, based on consultations with counsel, the results of any of these matters individually and in the aggregate, are not expected to have a material effect on its results of operations, financial condition or cash flows. As of December 31, 2025 and December 31, 2024, the Company has not accrued any material potential loss.
15. Related Party Transactions
Related Party Revenues and Expenses
An affiliate of the Parent pays certain expenses and interest obligations on behalf of the Company. Amounts advanced are recorded as due to related party in the Consolidated Balance Sheets. There was no outstanding balance as of December 31, 2025 and the outstanding balance was approximately $3.3 million as of December 31, 2024. The payable is unsecured, non-interest bearing, and has no specific repayment terms.

Confidential Treatment Requested by the Registrant
Pursuant to 17 C.F.R. Section 200.83
BIF III US Aggregator (Delaware) LLC
Notes to the Consolidated Financial Statements (Continued)
15. Related Party Transactions (Continued)
The Company recognized related party revenue with affiliates of the Parent of $3.4 million, $2.5 million and $0.1 million, during the years ended December 31, 2025, 2024 and 2023, respectively, which are included in revenues. The revenues primarily relate to colocation revenue. As of December 31, 2025 and 2024, there were no outstanding balances due to these related party revenues.
The Company recognized related party expenses with affiliates of the Parent of $3.3 million and $3.7 million during the years ended December 31, 2025 and 2024, respectively, which are included in selling, marketing, general and administrative. The expenses primarily relate to rent expenses. The Company did not recognize any related party expenses with affiliates of the Parent during the year ended December 31, 2023. As of December 31, 2025 and 2024, there were no outstanding balances due to these related party expenses.
In 2024, the Company provided management services to an affiliate of the Parent. The Company recognized $5.8 million of other income related to these services during the year ended December 31, 2024. As of December 31, 2025 and 2024, the outstanding balance due from the affiliate for these services was approximately $2.5 million and $5.5 million, respectively.
Related Party Loans
In 2025, the Company paid certain bonuses to executives on behalf of an affiliate of the Parent in return for a loan receivable from the affiliate. As of December 31, 2025, the outstanding balance due from affiliates was approximately $8.3 million.
In 2025, the Company paid debt on behalf of an affiliate of the Parent in return for a loan receivable from the affiliate. As of December 31, 2025, the outstanding balance due from affiliates was approximately $6.4 million.
From time to time, the Company receives short-term bridge loan financing from Parent. On March 11, 2025 the Company received a $646.0 million loan from Parent, the proceeds of which were used to repay outstanding principal under the Company’s 2024 Term Loan Facility in advance of the Company’s Series 2025-1/2 Notes issuance. On March 20, 2025 the bridge loan from Parent was repaid utilizing the proceeds received from the Series 2025-1/2 Notes issuances.
Related Party Deposits
From time to time, the Company temporarily deposits cash with affiliates of Parent bearing interest at a market-based rate. The deposits are presented in due from related parties on the Consolidated Balance Sheets and interest income recognized in the Consolidated Statements of Operations. As of December 31, 2025, the Company had a deposit with the Parent of $127.6 million bearing interest at a rate of 3.99% per annum. The balance was initially deposited on December 23, 2025 and has a maturity date of three months.
16. Segment Reporting
The CODM evaluates the performance of the Company’s segment based upon consolidated net (loss) income and considers budget-to-actual or forecast-to-actual variances to assess performance and make decisions about allocating resources. The CODM is regularly provided disaggregated expense information at a level more detailed than that presented in financial statements herein.
The following tables presents the significant revenue streams, significant segment expenses and other segment items regularly reviewed by our CODM, as well as consolidated net (loss) income (in thousands):

Confidential Treatment Requested by the Registrant
Pursuant to 17 C.F.R. Section 200.83
BIF III US Aggregator (Delaware) LLC
Notes to the Consolidated Financial Statements (Continued)
16. Segment Reporting (Continued)
	For the years ended December 31,
	2025	2024	2023
Revenues
Colocation	$741,751	$683,111	$154,294
Interconnection	105,611	108,191	18,998
Other	40,600	37,303	21,228
Non-recurring	40,709	34,896	3,113
Metered power revenues	58,309	44,050	627
Total revenues	$986,980	$907,551	$198,260
Significant Segment Expenses:
Utilities	(197,479)	(181,588)	(47,109)
Real estate	(111,323)	(120,047)	(24,978)
Personnel	(80,944)	(81,284)	(37,418)
Property taxes	(32,093)	(40,511)	(10,600)
Repairs and maintenance	(28,410)	(27,449)	(11,829)
Selling, marketing, general and administrative	(87,724)	(102,326)	(40,143)
Transaction and other costs	(17,710)	(69,375)	(8,873)
Depreciation and amortization	(271,916)	(259,575)	(50,423)
Other income (loss), net	9,479	10,678	(1,039)
Bargain purchase gain	—	544,097	—
(Loss) gain on extinguishment of debt	(7,114)	(14,934)	9,782
Interest expense	(241,165)	(185,614)	(46,170)
Income tax benefit (expense)	18,515	144,539	(1,032)
Other segment items(1)	(59,000)	(65,621)	(8,124)
Segment net (loss) income / Consolidated net (loss) income	$(119,904)	$458,541	$(79,696)

(1)
Other segment items are primarily comprised cost of revenues related to data center security services, commissions paid to third-party business partners, other professional services associated with site management.

The following table provides information about disaggregated revenue by primary geographic region (in thousands):
	For the years ended December 31,
	2025	2024	2023
United States	$906,221	$844,277	$189,481
Canada	36,934	23,103	—
United Kingdom	30,911	25,986	2,781
All other countries	12,914	14,185	5,998
Total revenues	$986,980	$907,551	$198,260
The following table provides information about long-lived assets by primary geographical region (in thousands):

Confidential Treatment Requested by the Registrant
Pursuant to 17 C.F.R. Section 200.83
BIF III US Aggregator (Delaware) LLC
Notes to the Consolidated Financial Statements (Continued)
16. Segment Reporting (Continued)
	As of December 31,
	2025		2024
	Property and equipment, net	Right-of-use assets	Property and equipment, net	Right-of-use assets
United States	$3,290,324	$348,549	$2,667,685	$581,349
Canada	622,378	1,652	56,868	1,932
United Kingdom	38,387	5,036	41,443	4,740
All other countries	—	—	144	120
Total	$3,951,089	$355,237	$2,766,140	$588,141
17. Fair Value Measurement
The Company’s financial instruments include cash, cash equivalents, restricted cash, accounts receivable, derivative instruments, accounts payable and accrued liabilities. Cash, cash equivalents, restricted cash, accounts receivable, accounts payable, and accrued liabilities are stated at their carrying value, which approximates fair value due to the short time to the expected receipt or payment date.
Our financial assets measured at fair value on a recurring basis as of December 31, 2025 and 2024 were as follows (in thousands):
		As of December 31,
		2025	2024
	Fair value Hierarchy	Fair Value	Fair Value
Financial assets:
Derivative – interest rate swap	Level 2	$—	$16,860
The 2021 Fund Revolving Credit Facility, 2024 Term Loan Facility, 2024 Revolving Credit Facility, and Series 2024-1 VFN (as defined in Note 10—Debt) are considered Level 2 instruments and recorded at book value on the Company’s Consolidated Balance Sheets. As they reprice frequently due to variable interest rate terms and entail no significant changes in credit risk, the fair value approximates carrying value. Refer to Note 10—Debt for additional information.
The Series 2024-1/2 Notes (as defined in Note 10—Debt), which contain a fixed rate coupon, were issued on October 17, 2024. These notes are considered Level 2 instruments. Due to the proximity of the issuance date to December 31, 2024, and the absence of significant changes in market interest rates or the Company’s credit risk since issuance, the carrying amount of the Series 2024-1/2 Notes approximates their fair value at December 31, 2024. Refer to Note 10—Debt for additional information.
The Series 2020-2 Notes, Series 2021-1 Notes, and Series 2022-1 Notes (as defined in Note 10—Debt), which contain a fixed rate coupon, were assumed on October 1, 2025. These notes are considered Level 2 instruments. Due to the proximity of the date the Company acquired the Series 2020-2 Notes, Series 2021-1 Notes, and Series 2022-1 Notes to December 31, 2025, and the absence of significant changes in market interest rates or the Company’s credit risk since the acquisition date, the carrying amount of the Series 2020-2 Notes, Series 2021-1 Notes, and Series 2022-1 Notes approximates their fair value at December 31, 2025. Refer to Note 10—Debt for additional information.

Confidential Treatment Requested by the Registrant
Pursuant to 17 C.F.R. Section 200.83
BIF III US Aggregator (Delaware) LLC
Notes to the Consolidated Financial Statements (Continued)
17. Fair Value Measurement (Continued)
The fair value of fixed rate debt as of December 31, 2025, was as follows (in thousands):
		As of December 31, 2025
	Fair value Hierarchy	Carrying Value	Fair Value
Financial liabilities:
2024-1 A-2	Level 2	$375,166	$395,225
2024-2 A-2	Level 2	363,912	384,788
2024-1 B	Level 2	78,952	82,078
2025-1 A-2	Level 2	427,073	438,047
2025-2 A-2	Level 2	413,748	427,856
2025-1 B	Level 2	52,325	53,635
2025-3 A-2	Level 2	371,962	381,916
2025-4 A-2	Level 2	357,094	366,932
2025-3 B	Level 2	28,214	29,325
2025-5 A-2	Level 2	144,298	147,051
2025-6 A-2	Level 2	319,494	323,968
2025-7 A-2	Level 2	549,591	557,670
2025-6 B	Level 2	$37,456	$38,593
18. Subsequent Events
The Company has evaluated subsequent events through March 30, 2026, the date the consolidated financial statements were issued. Based upon this review, the Company did not identify any subsequent events that would have required adjustment or disclosure in the consolidated financial statements.

Confidential Treatment Requested by the Registrant
Pursuant to 17 C.F.R. Section 200.83
BIF III US Aggregator (Delaware) LLC
Condensed Consolidated Balance Sheets
(unaudited)
(in thousands)
	As of March 31, 2026	As of December 31, 2025
Assets
Current assets:
Cash and cash equivalents	$67,568	$140,159
Restricted cash	245,623	263,257
Due from related parties	144,088	144,451
Accounts receivable, net of allowance for expected credit losses of $5,196 and $2,643 as of March 31, 2026 and December 31, 2025, respectively	140,291	90,708
Prepaid assets	11,737	7,013
Other current assets	75,808	73,307
Total current assets	685,115	718,895
Property and equipment, net	4,005,489	3,951,089
Right-of-use assets	344,707	355,237
Goodwill	539,741	541,493
Intangible assets, net	421,427	436,299
Other assets	113,340	91,410
Total assets	$6,109,819	$6,094,423
Liabilities and member’s deficit
Current liabilities:
Accounts payable	$39,099	$34,477
Accrued expenses	120,983	128,606
Due to related parties	3,167	—
Contract liabilities, current	100,866	96,358
Operating lease liabilities, current	42,377	41,755
Finance lease liabilities, current	14,317	15,020
Total current liabilities	320,809	316,216
Contract liabilities, net of current portion	153,882	122,762
Long-term debt, net of deferred financing costs	4,841,862	4,755,553
Operating lease liabilities, net of current portion	381,251	391,577
Finance lease liabilities, net of current portion	425,261	428,364
Deferred tax liabilities	147,649	165,600
Other liabilities, non-current	43,114	41,097
Total liabilities	6,313,828	6,221,169
Commitments and contingencies (Note 12)
Member’s deficit:
Member’s interest, 484,000 common units authorized, issued and outstanding as of March 31, 2026 and December 31, 2025	1,094,620	1,094,620
Accumulated deficit	(1,291,594)	(1,225,641)
Accumulated other comprehensive (loss) income	(7,035)	4,275
Total member’s deficit	(204,009)	(126,746)
Total liabilities and member’s deficit	$6,109,819	$6,094,423
See accompanying notes to the unaudited condensed consolidated financial statements.

Confidential Treatment Requested by the Registrant
Pursuant to 17 C.F.R. Section 200.83
BIF III US Aggregator (Delaware) LLC
Condensed Consolidated Statements of Operations
(unaudited)
(in thousands, except per unit data)
	Three Months Ended March 31,
	2026	2025
Revenues	$270,462	$232,759
Costs and operating expenses:
Cost of revenues, excluding depreciation and amortization	136,454	123,525
Selling, marketing, general and administrative	25,722	22,928
Depreciation and amortization	84,498	63,733
Transaction and other costs	10,509	2,827
Total costs and operating expenses	257,183	213,013
Income from operations	13,279	19,746
Interest expense	(88,363)	(54,553)
Loss on extinguishment of debt	—	(5,313)
Other loss, net	(2,618)	(253)
Loss before income taxes	(77,702)	(40,373)
Income tax benefit	11,749	5,458
Net loss	$(65,953)	$(34,915)
Net loss per unit:
Basic and diluted	$(0.14)	$(0.07)
Weighted average common units outstanding:
Basic and diluted	484,000	484,000
See accompanying notes to the unaudited condensed consolidated financial statements.

Confidential Treatment Requested by the Registrant
Pursuant to 17 C.F.R. Section 200.83
BIF III US Aggregator (Delaware) LLC
Condensed Consolidated Statements of Comprehensive Loss
(unaudited)
(in thousands)
	Three Months Ended March 31,
	2026	2025
Net loss	$(65,953)	$(34,915)
Other comprehensive loss, net of tax:
Foreign currency translation adjustment (“CTA”)	(12,234)	6,094
Unrealized gain (loss) on cash flow hedges, net of tax effects of $0 and $253	924	(15,473)
Net income on defined benefit plans, net of tax effects of $0 and $4	—	256
Total other comprehensive loss, net of tax	(11,310)	(9,123)
Comprehensive loss, net of tax	$(77,263)	$(44,038)
See accompanying notes to the unaudited condensed consolidated financial statements.

Confidential Treatment Requested by the Registrant
Pursuant to 17 C.F.R. Section 200.83
BIF III US Aggregator (Delaware) LLC
Condensed Consolidated Statements of Member’s (Deficit) Equity
(unaudited)
(in thousands, except unit data)
	Member’s Interest		Accumulated Deficit	Accumulated Other Comprehensive Income (Loss)	Total Member’s (Deficit) Equity
	Units	Amount
Balance as of December 31, 2025	484,000,000	$1,094,620	$(1,225,641)	$4,275	$(126,746)
Net loss	—	—	(65,953)	—	(65,953)
Other comprehensive loss	—	—	—	(11,310)	(11,310)
Balance as of March 31, 2026	484,000,000	$1,094,620	$(1,291,594)	$(7,035)	$(204,009)
Balance as of December 31, 2024	484,000,000	1,092,299	(320,736)	6,861	778,424
Net loss	—	—	(34,915)	—	(34,915)
Contributions from member	—	499	—	—	499
Other comprehensive loss	—	—	—	(9,123)	(9,123)
Balance as of March 31, 2025	484,000,000	$1,092,798	$(355,651)	$(2,262)	$734,885
See accompanying notes to the unaudited condensed consolidated financial statements.

Confidential Treatment Requested by the Registrant
Pursuant to 17 C.F.R. Section 200.83
BIF III US Aggregator (Delaware) LLC
Condensed Consolidated Statements of Cash Flows
(unaudited)
(in thousands)
	Three Months Ended March 31,
	2026	2025
Operating activities
Net loss	$(65,953)	$(34,915)
Adjustments to reconcile net loss to net cash (used in) provided by operating activities:
Depreciation and amortization	84,498	63,733
Amortization of deferred financing costs	11,951	5,512
Net periodic pension and OPEB cost	—	98
Loss on extinguishment of debt	—	5,313
Deferred income tax benefit	(15,668)	(5,822)
Gain on modification of leases	—	(51)
Unrealized loss on foreign exchange transactions	4,206	—
Other operating activities	1,200	(21)
Changes in operating assets and liabilities:
Accounts receivable	(50,668)	(39,580)
Prepaid and other current assets	(8,187)	1,057
Operating lease right-of-use assets	10,419	13,417
Due to (from) related parties	3,530	(1,068)
Other assets	(17,770)	(14,889)
Accounts payable and accrued expenses	(4,161)	(17,211)
Other long-term liabilities	37,885	37,657
Operating lease liabilities	(9,594)	(9,098)
Net cash (used in) provided by operating activities	(18,312)	4,132
Investing activities
Purchase of property and equipment	(135,900)	(37,098)
Net cash used in investing activities	(135,900)	(37,098)
Financing activities
Borrowings on long-term debt, net of discount	—	908,204
Repayments on long-term debt	—	(646,695)
Borrowings on revolving credit facility	75,000	20,000
Repayments on revolving credit facility	—	(168,000)
Repayment of finance lease liabilities	(3,110)	(4,013)
Contributions from member	—	499
Payment of debt financing cost	(443)	(20,847)
Net cash provided by financing activities	71,447	89,148
Effect of foreign currency exchange rates on cash, cash equivalents and restricted cash	(2,099)	(2,635)
Cash, cash equivalents and restricted cash
Net change in cash, cash equivalents and restricted cash	(84,864)	53,547
Balance, beginning of period	403,416	120,587
Balance, end of period	$318,552	$174,134

Confidential Treatment Requested by the Registrant
Pursuant to 17 C.F.R. Section 200.83
BIF III US Aggregator (Delaware) LLC
Condensed Consolidated Statements of Cash Flows (Continued)
(unaudited)
(in thousands)
	Three Months Ended March 31,
	2026	2025
Reconciliation of cash and cash equivalents and restricted cash to the condensed consolidated balance sheets
Cash and cash equivalents	$67,568	$93,201
Restricted cash	245,623	80,933
Long term restricted cash held within Other assets	5,361	—
Total cash and cash equivalents and restricted cash	$318,552	$174,134
Supplemental disclosure of cash flow information:
Taxes paid	$1,875	$205
Interest paid	$77,753	$49,834
See accompanying notes to the unaudited condensed consolidated financial statements.

Confidential Treatment Requested by the Registrant
Pursuant to 17 C.F.R. Section 200.83
BIF III US AGGREGATOR (DELAWARE) LLC
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
1. Overview and Summary of Significant Accounting Policies
BIF III US Aggregator (Delaware) LLC (collectively with its consolidated subsidiaries referred to as “Csquare”, or the “Company”, or “we”) was formed as a Delaware limited liability company in 2018. The Company commenced operations on January 1, 2019 and is headquartered in Coppell, Texas. The Company is a wholly owned subsidiary of Dawn Topco L.P. (“Parent”), which is majority-owned by investment funds managed by Brookfield Corporation.
The Company is a leading enterprise digital infrastructure platform, owning and operating a geographically diverse portfolio of highly engineered, carrier-neutral data centers located primarily in 21 of the largest population centers across the United States, Canada, and the United Kingdom. The Company provides carrier-neutral colocation and interconnection services that provide infrastructure, including secure space, redundant power, advanced cooling systems, physical security, and interconnection capabilities, enabling customers to deploy and operate critical IT and network infrastructure. The Company’s facilities support enterprise, network, cloud, and technology customers, providing long-duration, and availability-sensitive workloads.
On January 12, 2024 and October 1, 2025, the Company acquired two distinct, substantial data center portfolios, which significantly expanded the Company’s data center footprint, enhanced connectivity and service capabilities, broadened its customer base, and secured key real estate assets to support future growth.
Basis of Presentation and Consolidation—The accompanying unaudited interim condensed consolidated financial statements included have been prepared in accordance with US GAAP for interim financial reporting and as required by Regulation S-X, Rule 10-01. These interim condensed consolidated financial statements are unaudited and, in the opinion of management, reflect all normal recurring adjustments necessary to fairly present the financial position, results of operations, cash flows, and change in equity for the periods presented. Results for the periods presented are not necessarily indicative of the results that may be expected for any subsequent period. These unaudited interim condensed consolidated financial statements should be read in conjunction with the Company’s audited consolidated financial statements and notes as of and for the year ended December 31, 2025. The December 31, 2025 Condensed Consolidated Balance Sheet was derived from the audited consolidated financial statements as of that date. Any reference in these notes to applicable guidance is meant to refer to the authoritative United States generally accepted accounting principles as found in the Accounting Standards Codification (“ASC”) and Accounting Standards Updates (“ASU”) of the Financial Accounting Standards Board (“FASB”). The Company’s condensed consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. All intercompany balances and transactions have been eliminated in consolidation.
There have been no changes to the Company’s significant accounting policies described in Note 2 “Summary of Significant Accounting Policies” to the consolidated financial statements and notes as of and for the year ended December 31, 2025 included elsewhere in this registration statement, that have had a material impact on the condensed consolidated financial statements and related notes, other than those described below.
Deferred Offering Costs—The Company capitalizes certain legal, professional accounting and other third-party fees that are directly associated with in-process equity financings as deferred offering costs until such financings are consummated. After consummation of the equity financing, these costs will be reclassed to member’s deficit and recorded as a reduction of the proceeds from the offering. Should the planned equity financing be abandoned, the deferred offering costs will be expensed immediately as a charge to operating expenses in the Condensed Consolidated Statements of Operations and Comprehensive Loss. The Company recorded $8.5 million of deferred offering costs as of March 31, 2026, and no deferred offering costs were recognized for the year ended December 31, 2025.

Confidential Treatment Requested by the Registrant
Pursuant to 17 C.F.R. Section 200.83
BIF III US AGGREGATOR (DELAWARE) LLC
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)
1. Overview and Summary of Significant Accounting Policies (Continued)
Recent Accounting Pronouncements—Accounting Standards Not Yet Adopted
In November 2024, the FASB issued ASU 2024-03: Disaggregation of Income Statement Expenses (“DISE”). The ASU requires additional disclosure of the nature of expenses included in the income statement. The ASU is effective for annual reporting periods beginning after December 15, 2026 and interim reporting periods beginning after December 15, 2027. The requirements will be applied prospectively with the option for retrospective application. Early adoption is permitted. We are currently evaluating the extent of the impact of this ASU on disclosures in our condensed consolidated financial statements.
We determined that all other recently issued accounting pronouncements that have yet to be adopted by the Company will not have a material impact on our condensed consolidated financial statements or do not apply to our operations.
2. Revenues
Disaggregation of revenues
The following table presents the Company’s revenues disaggregated by revenue stream (in thousands):
	Revenues from contracts with customers	Revenues from leases(2)	Total revenues
For the three months ended March 31, 2026
Colocation	$163,019	$40,322	$203,341
Interconnection	24,912	41	24,953
Other	6,259	6,764	13,023
Recurring revenues	194,190	47,127	241,317
Non-recurring revenues(1)	3,481	3,875	7,356
Metered power revenues	13,779	8,010	21,789
Total revenues	$211,450	$59,012	$270,462
For the three months ended March 31, 2025
Colocation	$151,856	$23,389	$175,245
Interconnection	26,535	6	26,541
Other	7,328	2,285	9,613
Recurring revenues	185,719	25,680	211,399
Non-recurring revenues(1)	6,514	2,463	8,977
Metered power revenues	8,442	3,941	12,383
Total revenues	$200,675	$32,084	$232,759

(1)
Our non-recurring revenues consist of installation services and other one-time charges such as termination fees and storage fees. These services are considered to be non-recurring because they are billed typically once, upon completion of the installation, professional service work performed, or based on customer consumption of power, rather than on a fixed, recurring basis.

(2)
Refer to Note 5—Leases for additional disclosures related to the Company’s lease arrangements under Topic 842.

Confidential Treatment Requested by the Registrant
Pursuant to 17 C.F.R. Section 200.83
BIF III US AGGREGATOR (DELAWARE) LLC
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)
2. Revenues (Continued)
Contract Balances
The following table summarizes the opening and closing balances of our accounts receivable, net; contract assets, current; contract assets, non-current; contract liabilities, current; and contract liabilities, non-current (in thousands):
	Accounts receivable, net(1)	Contract assets, current	Contract assets, non-current	Contract liabilities, current	Contract liabilities, non-current
Beginning balances as of January 1, 2026	90,708	26,588	1,557	96,358	122,762
Closing balances as of March 31, 2026	140,291	33,083	2,369	100,866	153,882
Increase	$49,583	$6,495	$812	$4,508	$31,120

(1)
Increase is net of a $2.6 million increase in our allowance for credit losses, driven by incremental reserves and partially offset by recoveries and write-downs of amounts previously reserved.

During the three months ended March 31, 2026, the change in the Company’s accounts receivable, net, contract assets, and contract liabilities primarily results from the timing difference between the satisfaction of our performance obligations and the customer’s payment. The amounts of revenue recognized during the three months ended March 31, 2026 and 2025 from the opening contract liabilities balance were $70.3 million and $70.5 million, respectively. For the three months ended March 31, 2026 and 2025, no impairment loss related to contract balances was recognized in the Condensed Consolidated Statements of Operations.
Remaining performance obligations
The following table presents estimated revenue expected to be recognized in the future related to the unsatisfied portion of the performance obligation as of March 31, 2026 (in thousands):
	Remaining 2026	2027	2028	2029	2030	Thereafter
Colocation	$510,070	$427,925	$261,298	$156,233	$71,473	$65,592
Interconnection	79,082	54,810	29,600	14,094	6,499	6,144
Other revenue	22,103	23,330	19,730	11,011	10,202	7,338
Total	$611,255	$506,065	$310,628	$181,338	$88,174	$79,074
3. Property and Equipment, Net
Property and equipment, net consisted of the following as of March 31, 2026 and December 31, 2025 (in thousands):
	As of March 31, 2026	As of December 31, 2025
Land	$557,027	$552,915
Buildings and improvements	1,718,745	1,725,357
Finance leases	575,936	578,004
Leasehold improvements	510,715	507,773
Machinery and equipment	889,085	859,706
Construction in progress	318,083	223,551
Computer networking	18,311	18,058

Confidential Treatment Requested by the Registrant
Pursuant to 17 C.F.R. Section 200.83
BIF III US AGGREGATOR (DELAWARE) LLC
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)
3. Property and Equipment, Net (Continued)
	As of March 31, 2026	As of December 31, 2025
Other	17,011	17,120
Property and equipment, total	4,604,913	4,482,484
Less: accumulated depreciation	(599,424)	(531,395)
Property and equipment, net	$4,005,489	$3,951,089

Depreciation on property and equipment was $70.6 million and $50.0 million, for the three months ended March 31, 2026 and 2025, respectively, and included in depreciation and amortization expense on the Condensed Consolidated Statements of Operations.
4. Goodwill and Intangible Assets, Net
Changes in goodwill as of March 31, 2026, as compared to December 31, 2025, were attributable solely to foreign currency translation adjustments related to goodwill balances denominated in foreign currencies.
Intangible assets, net consisted of the following as of March 31, 2026 and December 31, 2025 (in thousands):
	As of March 31, 2026			As of December 31, 2025
	Gross Carrying Amount	Accumulated Amortization	Total	Gross Carrying Amount	Accumulated Amortization	Total
Finite-lived intangibles:
Customer Relationships	$570,987	$(163,403)	$407,584	$572,854	$(154,104)	$418,750
Developed Technology	42,000	(31,500)	10,500	42,000	(28,000)	14,000
Lease in place	5,696	(2,942)	2,754	5,696	(2,742)	2,954
IP Addresses	286	(286)	—	286	(286)	—
Patents	450	(35)	415	450	(29)	421
Total finite-lived intangibles	619,419	(198,166)	421,253	621,286	(185,161)	436,125
Indefinite-lived intangibles:
Trademarks	24	—	24	24	—	24
Internet Domain	150	—	150	150	—	150
Total indefinite-lived	174	—	174	174	—	174
Total intangibles	619,593	(198,166)	421,427	$621,460	$(185,161)	$436,299
The Company recorded amortization expense on intangible assets of $13.9 million and $13.7 million for the three months ended March 31, 2026 and 2025, respectively, which was included in depreciation and amortization expense on the Condensed Consolidated Statements of Operations. The Company did not record any impairment charges related to intangible assets for the three months ended March 31, 2026 and 2025.
The Company estimates annual amortization expense for existing intangible assets subject to amortization as follows (in thousands):
For the years ending December 31,
Remaining portion of 2026	$41,500
2027	42,373
2028	42,373

Confidential Treatment Requested by the Registrant
Pursuant to 17 C.F.R. Section 200.83
BIF III US AGGREGATOR (DELAWARE) LLC
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)
4. Goodwill and Intangible Assets, Net (Continued)
2029	41,979
2030	41,695
Thereafter	211,333
Estimated future amortization expense of definite-lived intangible assets	$421,253

5. Leases
Lessee Accounting
The Company enters into lease arrangements primarily for data center spaces, office spaces and for certain equipment. The Company determines if an arrangement is or contains a lease at inception. The Company recognizes a right-of-use asset and lease liability on the Condensed Consolidated Balance Sheets for all leases with a term longer than 12 months. Many of the Company’s lease agreements include options to extend the lease, which are not included in the minimum lease payments unless they are reasonably certain to be exercised at lease commencement. Rental expense related to operating leases is recognized on a straight-line basis over the lease term. Operating lease right-of-use assets are presented as Right-of-use assets on the Condensed Consolidated Balance Sheets, while finance lease right-of-use assets are included within Property and equipment, net.
The Company subleases certain office space that it does not intend to occupy. The sublease arrangement expires during the year 2030 and provides for escalations of lease payments in the normal course of business.
The components of lease expenses and income for the three months ended March 31, 2026 and 2025 are as follows (in thousands):
	For the three months ended March 31,
	2026	2025
Operating lease cost:
Operating lease cost	$17,949	$24,600
Finance lease cost:
Amortization of right-of-use assets	8,811	10,717
Interest on lease liabilities	9,193	10,080
Total finance lease cost	$18,004	$20,797
Short-term lease cost	357	583
Sublease income	(507)	(507)
Total lease cost	$35,803	$45,473
In the Company’s Condensed Consolidated Statements of Operations, amortization of right-of-use assets under finance leases and interest on finance lease liabilities are included in depreciation and amortization and interest expense, respectively. Operating lease costs for data centers are included in cost of revenues, and operating lease costs for office leases are included in selling, marketing, general and administrative expenses in the Company’s Condensed Consolidated Statements of Operations.
For the three months ended March 31, 2026 and 2025, the Company did not record any impairment charges related to right-of-use assets.

Confidential Treatment Requested by the Registrant
Pursuant to 17 C.F.R. Section 200.83
BIF III US AGGREGATOR (DELAWARE) LLC
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)
5. Leases (Continued)
Supplemental Condensed Consolidated Cash Flow and other information related to leases is as follows (in thousands):
	For the three months ended March 31,
	2026	2025
Cash paid for amounts included in the measurement of lease liabilities:
Operating cash flows used by operating leases	$(17,124)	$(20,281)
Operating cash flows used by finance leases	(9,193)	(10,080)
Financing cash flows used by finance leases	(3,110)	(4,013)
Derecognition of right-of-use assets
Operating leases	$—	$2,974
Derecognition of lease liabilities
Operating leases	$—	$3,025
Weighted average remaining lease term (in years) – operating leases	9.9	9.0
Weighted average remaining lease term (in years) – finance leases	17.8	17.6
Weighted average discount rate – operating leases	7.1%	7.6%
Weighted average discount rate – finance leases	8.4%	9.0%
As of March 31, 2026, maturities of lease liabilities were as follows (in thousands):
For the years ending December 31,	Operating Leases	Finance Leases
Remaining portion of 2026	$51,326	$36,033
2027	68,841	41,568
2028	70,224	38,301
2029	67,934	39,212
2030	54,736	40,145
Thereafter	303,103	751,280
Total lease payments	$616,164	$946,539
Imputed interest	(192,536)	(506,961)
Total lease liabilities	$423,628	$439,578
Lessor Accounting
Our leases generally have non-cancelable initial lease terms ranging from five to ten years and may include options to extend or renew the lease for additional periods. Lease payments typically consist of fixed payments, including contractual rent escalation provisions, and, for certain leases, variable lease payments. Variable lease payments are primarily based on usage or other factors specified in the lease agreements and are billed in arrears based on actual consumption. The lease arrangements do not contain purchase options.
A summary of minimum lease payments due from our customers under operating leases of colocation space within data center environments, as well as other facilities leased under triple net arrangements are shown below. These amounts do not reflect future rental revenues from renewal or replacement of existing leases unless we are reasonably certain we will exercise the option or the lessee has the sole ability to exercise the option. Reimbursements of operating expenses and variable rent increases are excluded from the table below.

Confidential Treatment Requested by the Registrant
Pursuant to 17 C.F.R. Section 200.83
BIF III US AGGREGATOR (DELAWARE) LLC
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)
5. Leases (Continued)
The components of operating lease income for the three months ended March 31, 2026 and 2025 are as follows (in thousands):
	For the three months ended March 31,
	2026	2025
Fixed lease revenue	$50,193	$27,579
Variable lease revenue	8,819	4,505
Total operating lease revenue	$59,012	$32,084
Future minimum lease receipts for operating leases under Topic 842 as of March 31, 2026 are as follows (in thousands):
For the years ending December 31,
Remaining portion of 2026	$155,033
2027	226,468
2028	222,940
2029	221,008
2030	195,987
Thereafter	241,571
Total minimum lease receipts	$1,263,007
Property and equipment, net underlying operating lease income consisted of the following as of March 31, 2026 and December 31, 2025 (in thousands):
	As of March 31, 2026	As of December 31, 2025
Land	$88,009	$88,009
Buildings and improvements	424,541	423,798
Leasehold improvements	66,473	66,473
Machinery and equipment	170,287	169,427
Computer networking	280	280
Other	75	75
Property and equipment, total	$749,665	$748,062
Less: accumulated depreciation	(59,370)	(47,316)
Property and equipment, net	$690,295	$700,746
Depreciation on property and equipment underlying operating lease income was $12.1 million and $3.8 million, for the three months ended March 31, 2026 and 2025, respectively, and included in depreciation and amortization expense on the Consolidated Statements of Operations.

Confidential Treatment Requested by the Registrant
Pursuant to 17 C.F.R. Section 200.83
BIF III US AGGREGATOR (DELAWARE) LLC
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)
6. Other Current Assets and Accrued Expenses
The components of certain Condensed Consolidated Balance Sheets accounts are as follows (in thousands):
	As of March 31, 2026	As of December 31, 2025
Other current assets:
Contract assets, current	$33,083	$26,588
Deferred rent	1,248	2,460
Deferred commissions	13,154	12,272
Indemnification asset	16,130	16,413
Other	12,193	15,574
Total other current assets	$75,808	$73,307
	As of March 31, 2026	As of December 31, 2025
Accrued expenses:
Compensation	$19,916	$29,775
Property and other taxes	44,941	41,418
Utilities	22,195	23,285
Interest payable	5,265	5,290
Rent	961	969
Professional fees	1,300	665
Refund liabilities	10,992	11,943
Other	15,413	15,261
Total accrued expenses	$120,983	$128,606
7. Derivatives
The Company is party to various interest rate swap agreements designated and qualifying as cash flow hedges of the Company’s forecasted variable interest cash flows. The swaps were designed to hedge exposure to floating interest rates on the 2024 Term Loan Facility (as defined in Note 8—Debt) for the three months ended March 31, 2025 and on the 2024 Revolving Credit Facility (as defined in Note 8—Debt) for the three months ended March 31, 2026. For the three months ended March 31, 2026 the Company recorded gain from derivative instruments in interest expense of $0.2 million from swaps terminated in the year ending December 31, 2025. During the three months ended March 31, 2025, the Company partially terminated one outstanding swap agreement for Asset-Backed Secured Note 2 and recorded loss from derivative instruments in interest expense of $0.1 million. The Company expects $0.7 million to be reclassified from accumulated other comprehensive income to earnings during the twelve months subsequent to March 31, 2026.
As of December 31, 2025 there were no outstanding designated interest rate swaps with third parties. As of March 31, 2026, the Company had $659.0 million of notional amount in outstanding designated interest rate swaps with third parties. All interest rate swaps are highly effective.

Confidential Treatment Requested by the Registrant
Pursuant to 17 C.F.R. Section 200.83
BIF III US AGGREGATOR (DELAWARE) LLC
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)
7. Derivatives (Continued)
The following table presents a roll-forward of interest rate swaps recognized in accumulated other comprehensive income (“AOCI”) (in thousands):
	For the three months ended March 31,
	2026	2025
Balance, beginning of period	$(3,332)	$16,860
Total amount recorded in AOCI	750	(15,163)
Amount reclassified from AOCI to income	174	(57)
Balance, end of period	$(2,408)	$1,640
8. Debt
The Company’s total debt obligations are as follows (in thousands):
	Maturities(1)	Effective Interest Rates(2)	March 31, 2026	December 31, 2025
2020 Asset-Backed Secured Note 2 A-2	October 2027	5.13%	$250,000	$250,000
2021 Asset-Backed Secured Note 1 B	May 2028	5.95%	61,000	61,000
2021 Asset-Backed Secured Note 1 C	May 2028	8.39%	41,000	41,000
2022 Asset-Backed Secured Note 1 A-2	April 2029	5.27%	120,000	120,000
2022 Asset-Backed Secured Note 1 B	April 2029	5.96%	51,000	51,000
2024 Revolving Credit Facility	December 2026(3)	—%	734,000	659,000
Series 2024-1 VFN	October 2029	—%	75,000	75,000
2024 Asset-Backed Secured Note 1 A-2	October 2029	7.07%	400,000	400,000
2024 Asset-Backed Secured Note 2 A-2	October 2031	7.31%	400,000	400,000
2024 Asset-Backed Secured Note 1 B	October 2029	7.77%	85,000	85,000
2025 Asset-Backed Secured Note 1 A-2	March 2030	6.60%	445,000	445,000
2025 Asset-Backed Secured Note 2 A-2	March 2032	6.88%	440,000	440,000
2025 Asset-Backed Secured Note 1 B	March 2030	7.24%	55,000	55,000
2025 Asset-Backed Secured Note 3 A-2	August 2030	6.46%	395,000	395,000
2025 Asset-Backed Secured Note 4 A-2	August 2032	6.78%	390,000	390,000
2025 Asset-Backed Secured Note 3 B	August 2030	6.90%	30,000	30,000
2025 Asset-Backed Secured Note 5 A-2	December 2029	6.40%	150,000	150,000
2025 Asset-Backed Secured Note 6 A-2	December 2030	6.40%	335,000	335,000
2025 Asset-Backed Secured Note 7 A-2	December 2032	6.60%	575,000	575,000
2025 Asset-Backed Secured Note 6 B	December 2030	7.39%	40,000	40,000
Total principal debt			5,072,000	4,997,000
Less: unamortized debt issuance costs			(230,138)	(241,447)
Total debt, net of unamortized discount and issuance costs			4,841,862	4,755,553
Less: debt, current portion			—	—
Total long-term debt, net of current			$4,841,862	$4,755,553

Confidential Treatment Requested by the Registrant
Pursuant to 17 C.F.R. Section 200.83
BIF III US AGGREGATOR (DELAWARE) LLC
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)
8. Debt (Continued)

(1)
For the asset-backed secured notes, the maturity is the anticipated repayment date.

(2)
Includes amortization of debt premiums (discounts) and debt issuance costs and the impact of interest rate swap instruments.

(3)
The 2024 Revolving Credit Facility has a maturity of December 2026, with provision for two successive terms of one year each, subject to certain conditions. The Company intends to extend the maturity for at least one year.

As of March 31, 2026, the future principal payments for the Company’s debt were as follows (in thousands):
For the years ending December 31,
Remaining portion of 2026	$—
2027	984,000
2028	102,000
2029	881,000
2030	1,300,000
Thereafter	1,805,000
Total	$5,072,000
For the three months ended March 31, 2026 and 2025, total interest expense for the Company’s debt obligations were as follows (in thousands):
	For the three months ended March 31,
	2026	2025
Stated interest expense(1)	$68,151	$37,940
Amortization of deferred financing costs	11,951	5,512
Total	$80,102	$43,452

(1)
Includes interest rate swap settlements in the amount of $0.2 million and $1.8 million as a reduction of stated interest expense for the three months ended March 31, 2026 and March 31, 2025, respectively.

2021 Fund Revolving Credit Facility
Under a revolving credit agreement entered into by investment funds affiliated with Brookfield Corporation, BIF III US Aggregator (Delaware) LLC is jointly and severally liable, as a named borrower, for obligations under the facility (the “2021 Fund Revolving Credit Facility”), which allows the Company to borrow, repay and re-borrow over its term. Typically, the Company rolls the drawn balance on a month-by-month basis. As of March 31, 2026, total commitments under the subscription credit facility were $400.0 million.
The facility includes a letter of credit sub-limit equal to 50% of total commitments. Borrowings bear interest at SOFR plus 1.75% per annum (March 31, 2025: SOFR plus 1.75%) and are subject to a commitment fee on the average daily unused portion of the commitments equal to 0.25% per annum when unused commitments exceed 50% of total commitments and 0.20% per annum when unused commitments are 50% or less (March 31, 2025: 0.25%). Letters of credit bear a fee equal to the applicable margin of 1.75% per annum on the daily undrawn amount, plus a customary fronting fee.
On June 20, 2025, investment funds affiliated with Brookfield Corporation entered into an amended revolving credit facility agreement, extending the maturity of the subscription credit facility for the 2021 Fund Revolving Credit Facility from June 20, 2025 to June 17, 2027. On October 31, 2025, investment funds affiliated with Brookfield Corporation entered into another amended revolving credit facility where borrowings under the amended facility bear interest at SOFR plus 1.75% per annum and increased the total commitments to up to $500.0 million during a temporary period, reducing to $400.0 million on January 9, 2026.

Confidential Treatment Requested by the Registrant
Pursuant to 17 C.F.R. Section 200.83
BIF III US AGGREGATOR (DELAWARE) LLC
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)
8. Debt (Continued)
As of March 31, 2026 and December 31, 2025, there was no balance outstanding by BIF III US Aggregator (Delaware) LLC on the 2021 Fund Revolving Credit Facility. As of March 31, 2026 and December 31, 2025, the total outstanding borrowings on the 2021 Fund Revolving Credit Facility by all of its loan parties was $32.4 million and $12.2 million, respectively.
2024 Term Loan Facility
On January 12, 2024, certain subsidiaries of the Company, entered into a Loan Agreement (the “2024 Term Loan Agreement”) with Wells Fargo Bank, National Association (“Wells Fargo”) and TD Securities (USA) LLC (“TD”) (the “2024 Term Loan”). Pursuant to the 2024 Term Loan Agreement, the Company received a two-year term loan in an aggregate principal amount equal to $1,965.9 million. The 2024 Term Loan Facility bears interest at a rate based on the SOFR plus 3.75% with 25.0 basis point step up at month 13 and every 6 months thereafter until maturity of the original principal amount per annum.
On March 1, 2024, the Company amended its 2024 Term Loan Agreement to increase the principal amount of loan by $33.0 million.
On March 11, 2025, the Company prepaid outstanding principal of $646.7 million under the 2024 Term Loan Facility. In conjunction with the debt repayment the Company recognized a debt extinguishment charge of $5.3 million.
On August 21, 2025, in conjunction with the asset-backed borrowings, the Company prepaid outstanding principal of $431.3 million under the 2024 Term Loan Facility.
On December 4, 2025, in conjunction with the asset-backed borrowings, the Company prepaid outstanding principal of $165.6 million under the 2024 Term Loan Facility. As a result, the Company has fully paid down the 2024 Term Loan Facility.
2024 Revolving Credit Facility
On January 12, 2024, certain subsidiaries of the Company entered into a Revolving Credit Facility (the “2024 Revolving Credit Facility”) with Wells Fargo Securities, LLC and TD. The 2024 Revolving Credit Facility provided for revolving loans in an aggregate principal amount of up to $200.0 million over a three -year term. As a part of the 2024 Revolving Credit Facility there is a sub-limit restriction for the issuance of letters of credit of up to $50.0 million at any one time. Borrowings under the 2024 Revolving Credit Facility bear interest of SOFR plus a margin of 4.25% and the Company is required to pay 0.75% per annum on the average daily unused portion of the 2024 Revolving Credit Facility. The Company is required to pay a 4.50% per annum letter of credit fee.
On February 28, 2025, the Company amended the 2024 Revolving Credit Facility to increase total commitments from $200.0 million to $300.0 million and to reduce the applicable interest rate margin from SOFR plus 4.25% to SOFR plus 3.00%.
On December 22, 2025, the Company closed a $500.0 million upsize to the 2024 Revolving Credit Facility with a maturity of December 2026, with provision for two successive terms of one year each, subject to certain conditions. The Company intends to extend the maturity for at least one year. The upsize also included an amendment to the Company’s financial covenants.
As of March 31, 2026 and December 31, 2025, the outstanding balance on the 2024 Revolving Credit Facility was $734.0 million and $659.0 million, respectively.
As of March 31, 2026 and December 31, 2025, the Company was in compliance with all financial covenants and requirements related to the 2024 Revolving Credit Facility.

Confidential Treatment Requested by the Registrant
Pursuant to 17 C.F.R. Section 200.83
BIF III US AGGREGATOR (DELAWARE) LLC
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)
8. Debt (Continued)
Asset-Backed Notes
On October 17, 2024, certain subsidiaries of the Company completed an asset-backed securitization transaction totaling $885.0 million. The Company issued two series of fixed-rate notes—Series 2024-1 and Series 2024-2 (together, the “Series 2024-1/2 Notes”) pursuant to an indenture (the “2024 Indenture”).
On March 20, 2025, certain subsidiaries of the Company completed an asset-backed securitization transaction totaling $940.0 million. The Company issued two series of fixed-rate notes—Series 2025-1 and Series 2025-2 (together, the “Series 2025-1/2 Notes”) pursuant to a series supplement to the 2024 Indenture.
On August 21, 2025, certain subsidiaries of the Company completed an asset-backed securitization transaction totaling $815.0 million. The Company issued two series of fixed-rate notes—Series 2025-3 and Series 2025-4 (together, the “Series 2025-3/4 Notes”) pursuant to a series supplement to the 2024 Indenture.
On October 1, 2025, as a result of the 2025 Portfolio Acquisition, the Company acquired three series of fixed-rate notes—Series 2020-1/2 Notes, Series 2021-1 Notes, and Series 2022-1 Notes for a total of $743.0 million. The Series 2020-1/2 Notes, Series 2021-1 Notes, and Series 2022-1 Notes are governed by an indenture (the “2020 Indenture”).
On December 4, 2025, certain subsidiaries of the Company completed an asset-backed securitization transaction totaling $1,100.0 million. The Company issued three series of fixed-rate notes—Series 2025-5, Series 2025-6 and Series 2025-7 (together, the “Series 2025-5/6/7 Notes”) pursuant to a series supplement to the 2024 Indenture.
On December 4, 2025, in conjunction with the Series 2025-5/6/7 Notes, the Company paid off $220.0 million of Series 2020-1/2 Notes. Therefore for the Series 2020-1/2 Notes, only the Series 2020-2 Notes is outstanding as of March 31, 2026 and December 31, 2025.
The Series 2020-2 Notes, Series 2021-1 Notes, Series 2022-1 Notes, Series 2024-1/2 Notes, Series 2025-1/2 Notes, Series 2025-3/4 Notes, and Series 2025-5/6/7 Notes (collectively, the “Asset-Backed Secured Notes”) are each secured by a separate and distinct collateral pool consisting of multi-tenant enterprise data centers, held in both fee simple and leasehold interests.
The Asset-Backed Secured Notes were issued in the following tranches (dollars in thousands):
Series	Class	Initial Principal Amount	Note Principal Balance	Coupon Rate	Anticipated Repayment Date
2020-2	A-2	$250,000	$250,000	2.50%	October 2027
2021-1	B	$61,000	$61,000	3.60%	May 2028
2021-1	C	$41,000	$41,000	5.60%	May 2028
2022-1	A-2	$120,000	$120,000	4.60%	April 2029
2022-1	B	$51,000	$51,000	5.10%	April 2029
2024-1	A-2	$400,000	$400,000	5.20%	October 2029
2024-1	B	$85,000	$85,000	5.60%	October 2029
2024-2	A-2	$400,000	$400,000	5.40%	October 2031
2025-1	A-2	$445,000	$445,000	5.50%	March 2030
2025-2	A-2	$440,000	$440,000	5.70%	March 2032
2025-1	B	$55,000	$55,000	5.90%	March 2030
2025-3	A-2	$395,000	$395,000	5.00%	August 2030
2025-4	A-2	$390,000	$390,000	5.20%	August 2032

Confidential Treatment Requested by the Registrant
Pursuant to 17 C.F.R. Section 200.83
BIF III US AGGREGATOR (DELAWARE) LLC
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)
8. Debt (Continued)
Series	Class	Initial Principal Amount	Note Principal Balance	Coupon Rate	Anticipated Repayment Date
2025-3	B	$30,000	$30,000	5.40%	August 2030
2025-5	A-2	$150,000	$150,000	5.30%	December 2029
2025-6	A-2	$335,000	$335,000	5.30%	December 2030
2025-7	A-2	$575,000	$575,000	5.80%	December 2032
2025-6	B	$40,000	$40,000	5.85%	December 2030
The Asset-Backed Secured Notes are classified as long-term debt, net of deferred financing costs in the Condensed Consolidated Balance Sheets.
Interest expense on the Asset-Backed Secured Notes is recognized using the effective interest method. Direct costs incurred in connection with the issuance of the Asset-Backed Secured Notes are capitalized as deferred financing costs and amortized over the expected life of the related debt using the effective interest method.
The unamortized deferred financing costs are presented as a direct deduction from the carrying amount of each note in the Condensed Consolidated Balance Sheets. As of March 31, 2026 and December 31, 2025, the Company had unamortized deferred financing costs for the Asset-Backed Secured Notes as follows (dollars in thousands):
	As of
	March 31, 2026	December 31, 2025
Series 2020-2 Notes	$9,814	$11,316
Series 2021-1 Notes	5,113	5,661
Series 2022-1 Notes	3,484	3,744
Series 2024-1/2 Notes	63,922	66,970
Series 2025-1/2 Notes	44,935	46,854
Series 2025-3/4 Notes	55,582	57,730
Series 2025-5/6/7 Notes	47,328	49,162
As of March 31, 2026 and December 31, 2025, the Company was in compliance with all financial covenants and requirements related to its Asset-Backed Secured Notes.
Variable Funding Note
The 2024 Indenture provided for $100.0 million of asset-backed, floating rate Series 2024-1 Secured Data Center Revenue Variable Funding Note (the “Series 2024-1 VFN” or “Variable Funding Note”) over a five-year term. On August 21, 2025, the Company entered into an amendment whereby the Company increased the sub-limit restriction for the issuance of letters of credit of up to $25.0 million at any one time from $15.0 million at any one time. The applicable interest rate is equal to the SOFR plus 2.45%. The Company is required to pay 0.50% per annum on the average daily unused portion of the Variable Funding Note. The Company is required to pay a 2.00% per annum letter of credit fee.
The Series 2024-1 VFN has a revolving note structure and is intended to be used primarily for general corporate purposes, including working capital needs for the multi-tenant data centers securing the Series 2024-1/2 Notes, Series 2025-1/2 Notes, Series 2025-3/4 Notes, and Series 2025-5/6/7 Notes.
As of March 31, 2026 and December 31, 2025, the outstanding balance on the Series 2024-1 VFN was $75.0 million and $75.0 million, respectively.

Confidential Treatment Requested by the Registrant
Pursuant to 17 C.F.R. Section 200.83
BIF III US AGGREGATOR (DELAWARE) LLC
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)
8. Debt (Continued)
As of March 31, 2026 and December 31, 2025, the Company was in compliance with all of its financial covenants related to the Series 2024-1 VFN.
9. Employee Benefits
The Company assumed a qualified defined benefit plan (the “Pension Plan”) covering a portion of the U.S. Company’s employees. Benefits accrue to eligible employees based on years of service and compensation. The Company also assumed post-employment benefit plan other than pensions (the “OPEB”) for the associated employees. The plan is provided to certain domestic employees who meet specific age, participation and length of service requirements at the time of retirement.
The Company contributions to the pension plan were $0.1 million and $1.1 million for the three months ended March 31, 2026 and 2025, respectively. The total expense related to these plans were $0.0 million and $0.1 million in the three months ended March 31, 2026 and 2025, respectively. Additionally, the net periodic pension and postretirement health benefit costs for the three months ended March 31, 2026 and 2025 were not material, both in aggregate and for each component individually, including service costs, interest costs, expected return on plan assets, gains and losses and amortization of prior service cost/credit.
As of March 31, 2026, the Pension Plan remains active. However, the Company intends to terminate the Plan by December 31, 2026.
10. Member’s Interest
Pursuant to the BIF III US Aggregator (Delaware) LLC agreement (“LLC Agreement”), the Company is authorized to issue a single class of member’s interest which are designated as common unit. As of March 31, 2026 and December 31, 2025, the Company issued 484,000,000 units. The common units represent the only class of member’s equity interests authorized and outstanding. The Company does not have preferred equity or multiple classes of member’s interests.
Each common unit represents a unit of limited liability company interest and entitles the holder to one vote per unit, allocations of profits and losses, and distributions of available earnings, in proportion to ownership of common units, in accordance with the LLC Agreement and applicable law.
11. Income Taxes
The Company accrues for income taxes during interim periods based on the estimated effective tax rate for the year. The effective tax rate is subject to change in the future due to various factors, such as the Company’s operating performance and tax law changes. The Company’s effective tax rate was 15.1% and 13.5% for the three months ended March 31, 2026 and 2025, respectively. The March 31, 2026 and 2025 effective tax rates differ from the statutory rate due primarily to non-deductible expenses and changes in valuation allowances.
12. Commitments and Contingencies
Guarantees and Indemnifications
The Company maintains credit support agreements in the aggregate amount of $18.6 million with certain utility providers. As of March 31, 2026 and December 31, 2025, a portion of such credit support is subject to renewal in the near term, with the remainder in effect through the fourth quarter of 2026. As of March 31, 2026 and December 31, 2025, no renewal or replacement agreement has been negotiated.
Legal Contingencies
From time to time the Company is involved in certain legal proceedings and claims which arise in the ordinary course of business. In the opinion of the management, based on consultations with counsel, the results of any

Confidential Treatment Requested by the Registrant
Pursuant to 17 C.F.R. Section 200.83
BIF III US AGGREGATOR (DELAWARE) LLC
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)
12. Commitments and Contingencies (Continued)
of these matters individually and in the aggregate, are not expected to have a material effect on its results of operations, financial condition or cash flows. As of March 31, 2026 and December 31, 2025, the Company has not accrued any material potential loss.
13. Related Party Transactions
Related Party Revenues and Expenses
An affiliate of the Parent pays certain expenses and interest obligations on behalf of the Company. Amounts advanced are recorded as due to related party in the Condensed Consolidated Balance Sheets. As of March 31, 2026, the outstanding balance due was approximately $3.2 million and there was no outstanding balance as of December 31, 2025.
The Company recognized related party revenue with affiliates of the Parent of $1.0 million and $0.9 million, during the three months ended March 31, 2026 and 2025, respectively, which are included in revenues in the Condensed Consolidated Statements of Operations. The revenues primarily relate to colocation revenue. As of March 31, 2026 and December 31, 2025, there were no outstanding balances due to these related party revenues.
During the three months ended March 31, 2025, the Company recognized related party expenses with affiliates of the Parent of $1.0 million, which are included in selling, marketing, general and administrative in the Condensed Consolidated Statements of Operations. The expenses primarily relate to rent expenses. As of March 31, 2026 and December 31, 2025, there were no outstanding balances due to these related party expenses.
In 2024, the Company provided management services to an affiliate of the Parent. As of March 31, 2026 and December 31, 2025, the outstanding balance due from the affiliate for these services was approximately $2.5 million and $2.5 million, respectively.
Related Party Loans
In 2025, the Company paid certain bonuses to executives on behalf of an affiliate of the Parent in return for a loan receivable from the affiliate. As of March 31, 2026 and December 31, 2025, the outstanding balance due from affiliates was approximately $8.3 million and $8.3 million, respectively. The loans earn interest at a market-based rate and interest income is recognized in the Condensed Consolidated Statements of Operations.
In 2025, the Company paid debt on behalf of an affiliate of the Parent in return for a loan receivable from the affiliate. As of March 31, 2026 and December 31, 2025, the outstanding balance due from affiliates was approximately $6.4 million and $6.4 million, respectively.
On March 11, 2025, the Company received a $646.0 million loan from Parent, the proceeds of which were used to repay outstanding principal under the Company’s 2024 Term Loan Facility in advance of the Company’s Series 2025-1/2 Notes issuance. On March 20, 2025, the bridge loan from Parent was repaid utilizing the proceeds received from the Series 2025-1/2 Notes issuances.
Related Party Deposits
From time to time, the Company temporarily deposits cash with affiliates of Parent bearing interest at a market-based rate. The deposits are presented in due from related parties on the Condensed Consolidated Balance Sheets and interest income recognized in the Condensed Consolidated Statements of Operations. As of March 31, 2026 and December 31, 2025, the Company had a deposit with the Parent of $127.6 million and $127.6 million, respectively, bearing interest at a rate of 3.99% per annum. The balance was initially deposited on December 23, 2025 and has a maturity date of three months.

Confidential Treatment Requested by the Registrant
Pursuant to 17 C.F.R. Section 200.83
BIF III US AGGREGATOR (DELAWARE) LLC
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)
14. Segment Reporting
The Company’s chief operating decision maker (“CODM”) evaluates the performance of the Company’s segment based upon consolidated net loss and considers budget-to-actual or forecast-to-actual variances to assess performance and make decisions about allocating resources. The CODM is regularly provided disaggregated expense information at a level more detailed than that presented in financial statements herein.
The following tables present the significant revenue streams, significant segment expenses and other segment items regularly reviewed by our CODM, as well as consolidated net loss (in thousands):
	For the three months ended March 31,
	2026	2025
Revenues
Colocation	$203,341	$175,245
Interconnection	24,953	26,541
Other	13,023	9,613
Non-recurring	7,356	8,977
Metered power revenues	21,789	12,383
Total revenues	$270,462	$232,759
Significant Segment Expenses:
Utilities	(54,808)	(45,040)
Real estate	(23,036)	(29,954)
Personnel	(22,500)	(20,464)
Property taxes	(11,656)	(8,164)
Repairs and maintenance	(7,547)	(5,813)
Selling, marketing, general and administrative	(25,722)	(22,928)
Transaction and other costs	(10,509)	(2,827)
Depreciation and amortization	(84,498)	(63,733)
Other loss, net	(2,618)	(253)
Loss on extinguishment of debt	—	(5,313)
Interest expense	(88,363)	(54,553)
Income tax benefit	11,749	5,458
Other segment items(1)	(16,907)	(14,090)
Segment net loss / Consolidated net loss	$(65,953)	$(34,915)

(1)
Other segment items are primarily comprised of cost of revenues related to data center security services, commissions paid to third-party business partners, other professional services associated with site management.

Confidential Treatment Requested by the Registrant
Pursuant to 17 C.F.R. Section 200.83
BIF III US AGGREGATOR (DELAWARE) LLC
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)
14. Segment Reporting (Continued)
The following table provides information about disaggregated revenue by primary geographic region (in thousands):
	For the three months ended March 31,
	2026	2025
United States	$241,087	$217,706
Canada	22,018	5,253
United Kingdom	5,513	6,382
All other countries	1,844	3,418
Total revenues	$270,462	$232,759
The following table provides information about long-lived assets by primary geographical region (in thousands):
	Property and equipment, net		Right-of-use assets
	As of March 31, 2026	As of December 31, 2025	As of March 31, 2026	As of December 31, 2025
United States	$3,369,136	$3,290,324	$338,260	$348,549
Canada	600,172	622,378	1,525	1,652
United Kingdom	36,181	38,387	4,922	5,036
Total	$4,005,489	$3,951,089	$344,707	$355,237
15. Fair Value Measurement
The Company’s financial instruments include cash, cash equivalents, restricted cash, accounts receivable, accounts payable and accrued liabilities. Cash, cash equivalents, restricted cash, accounts receivable, accounts payable, and accrued liabilities are stated at their carrying value, which approximates fair value due to the short time to the expected receipt or payment date.
Our financial assets measured at fair value on a recurring basis as of March 31, 2026 and as of December 31, 2025 were as follows (in thousands):
	Fair Value Hierarchy	As of March 31, 2026	As of December 31, 2025
		Fair Value	Fair Value
Financial assets:
Derivative – interest rate swap	Level 2	$750	$—
The 2021 Fund Revolving Credit Facility, 2024 Term Loan Facility, 2024 Revolving Credit Facility, and Series 2024-1 VFN (as defined in Note 8—Debt) are considered Level 2 instruments and recorded at book value on the Company’s Condensed Consolidated Balance Sheets. As they reprice frequently due to variable interest rate terms and entail no significant changes in credit risk, the fair value approximates carrying value. Refer to Note 8—Debt for additional information.
The Series 2020-2 Notes, Series 2021-1 Notes, and Series 2022-1 Notes (as defined in Note 8—Debt), which contain a fixed rate coupon, were assumed on October 1, 2025. These notes are considered Level 2 instruments. Due to the proximity of the date the Company acquired the Series 2020-2 Notes, Series 2021-1 Notes, and Series 2022-1 Notes to December 31, 2025, and the absence of significant changes in market interest rates or the Company’s credit risk since the acquisition date, the carrying amount of the Series 2020-2 Notes,

Confidential Treatment Requested by the Registrant
Pursuant to 17 C.F.R. Section 200.83
BIF III US AGGREGATOR (DELAWARE) LLC
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)
15. Fair Value Measurement (Continued)
Series 2021-1 Notes, and Series 2022-1 Notes approximates their fair value at December 31, 2025. Refer to Note 8—Debt for additional information.
The fair value of fixed rate debt as of December 31, 2025, was as follows (in thousands):
	Fair Value Hierarchy	As of December 31, 2025
		Carrying Value	Fair Value
Financial liabilities:
2024-1 A-2	Level 2	$375,166	$395,225
2024-2 A-2	Level 2	$363,912	$384,788
2024-1 B	Level 2	$78,952	$82,078
2025-1 A-2	Level 2	$427,073	$438,047
2025-2 A-2	Level 2	$413,748	$427,856
2025-1 B	Level 2	$52,325	$53,635
2025-3 A-2	Level 2	$371,962	$381,916
2025-4 A-2	Level 2	$357,094	$366,932
2025-3 B	Level 2	$28,214	$29,325
2025-5 A-2	Level 2	$144,298	$147,051
2025-6 A-2	Level 2	$319,494	$323,968
2025-7 A-2	Level 2	$549,591	$557,670
2025-6 B	Level 2	$37,456	$38,593
The fair value of fixed rate debt as of March 31, 2026, was as follows (in thousands):
	Fair Value Hierarchy	As of March 31, 2026
		Carrying Value	Fair Value
Financial liabilities:
2020-2 A-2	Level 2	$240,186	$239,653
2021-1 B	Level 2	$58,121	$57,798
2021-1 C	Level 2	$38,766	$38,567
2022-1 A-2	Level 2	$117,737	$116,909
2022-1 B	Level 2	$49,779	$49,453
2024-1 A-2	Level 2	$376,606	$388,641
2024-2 A-2	Level 2	$365,174	$381,116
2024-1 B	Level 2	$79,298	$81,494
2025-1 A-2	Level 2	$428,002	$435,054
2025-2 A-2	Level 2	$414,601	$422,941
2025-1 B	Level 2	$52,462	$53,331
2025-3 A-2	Level 2	$373,037	$377,549
2025-4 A-2	Level 2	$358,085	$362,419
2025-3 B	Level 2	$28,296	$29,381
2025-5 A-2	Level 2	$144,620	$145,965
2025-6 A-2	Level 2	$320,168	$321,791
2025-7 A-2	Level 2	$550,321	$549,620
2025-6 B	Level 2	$37,564	$38,440

Confidential Treatment Requested by the Registrant
Pursuant to 17 C.F.R. Section 200.83
BIF III US AGGREGATOR (DELAWARE) LLC
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)
16. Subsequent Events
The Company has evaluated subsequent events through May 20, 2026, the date that the unaudited interim condensed consolidated financial statements were available to be issued. Based upon this review, the Company did not identify any subsequent events that would have required adjustment or disclosure in the unaudited interim condensed consolidated financial statements except as noted below.
In April 2026, Parent amended its limited partnership agreement to modify certain terms of the incentive unit plan previously established in April 2024. The amendment primarily (i) granted new incentive units, and (ii) modified certain continued employment vesting conditions, allowing for vested interests to be retained by employees, in certain circumstances. All other material terms of the plan, including the requirement that certain qualifying liquidity events occur prior to any payment and the condition requiring Parent to achieve a minimum specified internal rate of return on its investment in the Company, remain unchanged. The Company is evaluating the impact of the modification on its consolidated financial statements.
On April 15, 2026, the Company drew $37.0 million on its existing 2024 Revolving Credit Facility. The borrowing bears interest in accordance with the terms of the 2024 Revolving Credit Facility and matures pursuant to the facility’s contractual terms. Proceeds from the borrowing were used for general corporate purposes, including capital expenditures.
On May 14, 2026, the Company distributed $129.5 million to Parent utilizing funds from its related party deposit. Subsequently, on May 14, 2026, Parent contributed $75.0 million to the Company.

Confidential Treatment Requested by the Registrant
Pursuant to 17 C.F.R. Section 200.83

         Shares
Csquare, Inc.
Common Stock

PROSPECTUS

Morgan Stanley	TD Securities

Confidential Treatment Requested by the Registrant
Pursuant to 17 C.F.R. Section 200.83
PART II
INFORMATION NOT REQUIRED IN PROSPECTUS
Item 13.   Other Expenses of Issuance and Distribution
Set forth below is a table of the registration fee for the Securities and Exchange Commission (the “SEC”) and estimates of all other expenses to be paid by the registrant in connection with the issuance and distribution of the securities described in the registration statement:
SEC registration fee	$
Stock exchange listing fee
Financial Industry Regulatory Authority filing fee
Printing expenses
Legal fees and expenses
Accounting fees and expenses
Transfer agent and registrar fees
Miscellaneous
Total	$
Item 14.   Indemnification of Directors and Officers
Section 145 of the Delaware General Corporation Law (the “DGCL”) provides that a corporation may indemnify directors and officers as well as other employees and individuals against expenses (including attorneys’ fees), judgments, fines, and amounts paid in settlement actually and reasonably incurred by such person in connection with any threatened, pending, or completed actions, suits, or proceedings in which such person is made a party by reason of such person being or having been a director, officer, employee or agent to the registrant. The DGCL provides that Section 145 is not exclusive of other rights to which those seeking indemnification may be entitled under any bylaw, agreement, vote of stockholders, or disinterested directors or otherwise. The registrant’s certificate of incorporation provides for indemnification by the registrant of its directors, officers, and employees to the fullest extent permitted by the DGCL.
Section 102(b)(7) of the DGCL permits a corporation to provide in its certificate of incorporation that a director or officer of the corporation shall not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director or officer, except for liability (i) for any breach of the director’s or officer’s duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) for unlawful payments of dividends or unlawful stock repurchases, redemptions, or other distributions, (iv) for any transaction from which the director or officer derived an improper personal benefit, or (v) with respect to officers, any action by or in the right of the corporation. The registrant’s certificate of incorporation provides for such limitation of liability.
The registrant maintains standard policies of insurance under which coverage is provided (a) to its directors and officers against loss rising from claims made by reason of breach of duty or other wrongful act and (b) to the registrant with respect to payments which may be made by the registrant to such officers and directors pursuant to the above indemnification provision or otherwise as a matter of law.
The proposed form of underwriting agreement we enter into in connection with the sale of common stock being registered will provide for indemnification of directors and officers of the registrant by the underwriters against certain liabilities.
We expect to enter into customary indemnification agreements with our executive officers and directors that provide them, in general, with customary indemnification in connection with their service to us or on our behalf.
Item 15.   Recent Sales of Unregistered Securities
None.

Confidential Treatment Requested by the Registrant
Pursuant to 17 C.F.R. Section 200.83
Item 16.   Exhibits and Financial Statement Schedules
(a)
Exhibits

Exhibit Number	Exhibit Description
1.1*	Form of Underwriting Agreement
2.1**	Asset Purchase Agreement, dated October 31, 2023, by and among Cyxtera Technologies, Inc., certain of its subsidiaries, and Phoenix Data Center Holdings LLC
3.1	Form of Amended and Restated Certificate of Incorporation of Csquare, Inc., to become effective prior to the completion of this offering
3.2	Form of Amended and Restated Bylaws of Csquare, Inc., to become effective prior to the completion of this offering
4.1**
Second Amended and Restated Indenture, dated as of May 28, 2021, among Compass Datacenters Issuer, LLC, Compass Datacenters Canada Issuer Limited Partnership, each entity of the Co-Issuers party thereto and Wilmington Trust, National Association, as trustee.

4.2**
First Amendment to Second Amended and Restated Indenture, dated as of April 21, 2022, among Compass Datacenters Issuer, LLC, Compass Datacenters Canada Issuer Limited Partnership, each entity of the Co-Issuers party thereto and Wilmington Trust, National Association, as trustee.

4.3**
Series 2020-2 Supplement, dated as of October 2, 2020, among Compass Datacenters Issuer, LLC, Compass Datacenters Canada Issuer Limited Partnership, each entity of the Co-Issuers party thereto and Wilmington Trust, National Association, as trustee.

4.4**
Series 2021-1 Supplement, dated as of May 28, 2021, among Compass Datacenters Issuer, LLC, Compass Datacenters Canada Issuer Limited Partnership, each entity of the Co-Issuers party thereto and Wilmington Trust, National Association, as trustee.

4.5**
Series 2022-1 Supplement, dated as of April 21, 2022, among Compass Datacenters Issuer, LLC, Compass Datacenters Canada Issuer Limited Partnership, each entity of the Co-Issuers party thereto and Wilmington Trust, National Association, as trustee.

4.6**
Indenture, dated as of October 17, 2024, among Centersquare Issuer LLC, Centersquare Co-Issuer LLC, Centersquare MSA Holdings LLC, each of the Closing Date Real Estate Asset Entities party thereto, Centersquare Non-RE Asset Entity LLC and Wilmington Trust, National Association, as trustee.

4.7**
First Amendment to Indenture, dated as of June 10, 2025, among Centersquare Issuer LLC, Centersquare Co-Issuer LLC, Centersquare MSA Holdings LLC, each of the Closing Date Real Estate Asset Entities party thereto, Centersquare Non-RE Asset Entity LLC and Wilmington Trust, National Association, as trustee.

4.8**
Second Amendment to Indenture, dated as of August 21, 2025, among Centersquare Issuer LLC, Centersquare Co-Issuer LLC, Centersquare MSA Holdings LLC, each of the Closing Date Real Estate Asset Entities party thereto, Centersquare Non-RE Asset Entity LLC and Wilmington Trust, National Association, as trustee.

4.9**
Series 2024-1 Supplement, dated as of October 17, 2024, among Centersquare Issuer LLC, Centersquare Co-Issuer LLC, Centersquare MSA Holdings LLC, each of the Closing Date Real Estate Asset Entities party thereto, Centersquare Non-RE Asset Entity LLC and Wilmington Trust, National Association, as trustee.

4.10**
Series 2024-2 Supplement, dated as of October 17, 2024, among Centersquare Issuer LLC, Centersquare Co-Issuer LLC, Centersquare MSA Holdings LLC, each of the Closing Date Real Estate Asset Entities party thereto, Centersquare Non-RE Asset Entity LLC and Wilmington Trust, National Association, as trustee.

4.11**
Series 2025-1 Supplement, dated as of March 20, 2025, among Centersquare Issuer LLC, Centersquare Co-Issuer LLC, Centersquare MSA Holdings LLC, each of the Closing Date Real Estate Asset Entities party thereto, Centersquare Non-RE Asset Entity LLC and Wilmington Trust, National Association, as trustee.

Confidential Treatment Requested by the Registrant
Pursuant to 17 C.F.R. Section 200.83
Exhibit Number	Exhibit Description
4.12**
Series 2025-2 Supplement, dated as of March 20, 2025, among Centersquare Issuer LLC, Centersquare Co-Issuer LLC, Centersquare MSA Holdings LLC, each of the Closing Date Real Estate Asset Entities party thereto, Centersquare Non-RE Asset Entity LLC and Wilmington Trust, National Association, as trustee.

4.13**
Series 2025-3 Supplement, dated as of August 21, 2025, among Centersquare Issuer LLC, Centersquare Co-Issuer LLC, Centersquare MSA Holdings LLC, each of the Closing Date Real Estate Asset Entities party thereto, Centersquare Non-RE Asset Entity LLC and Wilmington Trust, National Association, as trustee.

4.14**
Series 2025-4 Supplement, dated as of August 21, 2025, among Centersquare Issuer LLC, Centersquare Co-Issuer LLC, Centersquare MSA Holdings LLC, each of the Closing Date Real Estate Asset Entities party thereto, Centersquare Non-RE Asset Entity LLC and Wilmington Trust, National Association, as trustee.

4.15**
Series 2025-5 Supplement, dated as of December 4, 2025, among Centersquare Issuer LLC, Centersquare Co-Issuer LLC, Centersquare MSA Holdings LLC, each of the Closing Date Real Estate Asset Entities party thereto, Centersquare Non-RE Asset Entity LLC and Wilmington Trust, National Association, as trustee.

4.16**
Series 2025-6 Supplement, dated as of December 4, 2025, among Centersquare Issuer LLC, Centersquare Co-Issuer LLC, Centersquare MSA Holdings LLC, each of the Closing Date Real Estate Asset Entities party thereto, Centersquare Non-RE Asset Entity LLC and Wilmington Trust, National Association, as trustee.

4.17**
Series 2025-7 Supplement, dated as of December 4, 2025, among Centersquare Issuer LLC, Centersquare Co-Issuer LLC, Centersquare MSA Holdings LLC, each of the Closing Date Real Estate Asset Entities party thereto, Centersquare Non-RE Asset Entity LLC and Wilmington Trust, National Association, as trustee.

5.1*	Opinion of Paul, Weiss, Rifkind, Wharton & Garrison LLP as to the validity of the securities being offered
10.1*	Form of Stockholders’ Agreement by and among Csquare, Inc. and the stockholders party thereto
10.2*	Form of Registration Rights Agreement by and between Csquare, Inc. and the Holders party thereto
10.3*	Form of Indemnification Agreement by and between Csquare, Inc. and each of its directors and executive officers
10.4*†	Csquare, Inc. 2026 Omnibus Incentive Plan
10.5*†	Form of Senior Executive Option Award Agreement
10.6*†	Form of Director Option Award Agreement
10.7*†	Form of Director RSU Award Agreement
10.8*†	Employment Agreement with Spencer Mullee
10.9*†	Employment Agreement with Steven Cook
10.10*†	Employment Agreement with Catherine Smith
10.11*†	Employment Agreement with Sean Charnock
10.12**
U.S. Revolving Credit Agreement, dated as of January 12, 2024, among Phoenix Data Center Acquisitions LLC, Phoenix Data Center Intermediate LLC, the lending institutions from time to time parties thereto, the Letter of Credit Issuers from time to time parties thereto and Wells Fargo Bank, National Association, as administrative agent and collateral agent.

10.13**
First Amendment to Credit Agreement, dated as of April 17, 2024, by and among Phoenix Data Center Acquisitions LLC, the Guarantors party thereto, Wells Fargo Bank, National Association, as administrative agent and the Lenders party thereto.

10.14**
Second Amendment to Credit Agreement, dated as of February 28, 2025, by and among Phoenix Data Center Acquisitions LLC, the Guarantors party thereto, Wells Fargo Bank, National Association, as administrative agent and the Lenders party thereto.

Confidential Treatment Requested by the Registrant
Pursuant to 17 C.F.R. Section 200.83
Exhibit Number	Exhibit Description
10.15**
Third Amendment to Credit Agreement, dated as of December 22, 2025, by and among Phoenix Data Center Acquisitions LLC, the Guarantors party thereto, Wells Fargo Bank, National Association, as administrative agent and the Lenders party thereto.

10.16*	Form of Income Tax Receivable Agreement, by and among Csquare, Inc. and the other parties thereto
21.1*	Subsidiaries of the registrant
23.1*	Consent of Deloitte & Touche LLP, independent registered public accounting firm
23.2*	Consent of Paul, Weiss, Rifkind, Wharton & Garrison LLP (included in Exhibit 5.1)
24.1*	Powers of Attorney (included in signature page)
107*	Filing Fee Table

*
To be filed by amendment.

**
Previously filed.

†
Indicates management contract or compensatory plan.

(b)
Financial Statement Schedule

See the Index to the consolidated financial statements included on page F-1 for a list of the financial statements included in this registration statement. All schedules not identified above have been omitted because they are not required, are inapplicable, or the information is included in the consolidated financial statements or notes contained in this registration statement.
Item 17.   Undertakings
The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.
Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.
The undersigned registrant hereby undertakes that:
(1)
For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2)
For purposes of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Confidential Treatment Requested by the Registrant
Pursuant to 17 C.F.R. Section 200.83
SIGNATURES
Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Coppell, Texas, on the        day of            , 2026.
CSQUARE, INC.
By:

Name:
Spencer Mullee

Title:
Chief Executive Officer

Confidential Treatment Requested by the Registrant
Pursuant to 17 C.F.R. Section 200.83
POWER OF ATTORNEY
KNOW ALL PERSONS BY THESE PRESENTS, that each individual whose signature appears below hereby constitutes and appoints Spencer Mullee, Steven Cook and Catherine Smith, his or her true and lawful agent, proxy and attorney-in-fact, with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to (i) act on, sign and file with the Securities and Exchange Commission any and all amendments (including post-effective amendments) to this registration statement together with all schedules and exhibits thereto and any subsequent registration statement filed pursuant to Rule 462(b) under the Securities Act of 1933, as amended, together with all schedules and exhibits thereto, (ii) act on, sign and file such certificates, instruments, agreements and other documents as may be necessary or appropriate in connection therewith, (iii) act on and file any supplement to any prospectus included in this registration statement or any such amendment or any subsequent registration statement filed pursuant to Rule 462(b) under the Securities Act of 1933, as amended, and (iv) take any and all actions which may be necessary or appropriate in connection therewith, granting unto such agents, proxies and attorneys-in-fact, and each of them, full power and authority to do and perform each and every act and thing necessary or appropriate to be done, as fully for all intents and purposes as he or she might or could do in person, hereby approving, ratifying and confirming all that such agents, proxies and attorneys-in-fact or any of their substitutes may lawfully do or cause to be done by virtue thereof.
Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.
Signature	Title	Date
Spencer Mullee	Chief Executive Officer (Principal Executive Officer)	, 2026
Steven Cook	Chief Financial Officer (Principal Financial and Accounting Officer)	, 2026
	Director	, 2026
	Director	, 2026
	Director	, 2026
	Director	, 2026
	Director	, 2026
	Director	, 2026
	Director	, 2026